UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL

OMB Number:             3235-0518

Expires:         September 30, 2017

Estimated average burden

hours per response                 0.5

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)                                    [  ]

Securities Act Rule 802 (Exchange Offer)                                     [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)    [ ] Exchange Act Rule 14d-1(c) (Third Party Tender Offer)[ ] Exchange Act Rule 14e-2(d) (Subject Company Response)  [  ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Dundarave Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

British Columbia
(Jurisdiction of Subject Company’s Incorporation or Organization

Dundarave Resources Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

265170100
(CUSIP Number of Class of Securities (if applicable))

Christine Thomson

Suite 2300 – 1177 West Hastings Street

Vancouver, British Columbia, V6E 2K3

604-351-9012
(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF

to be held on January 8, 2015

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS OF

to be held on December 15, 2014

and

JOINT INFORMATION CIRCULAR

with respect to a

BUSINESS COMBINATION

involving

DUNDARAVE RESOURCES INC.

and

PERFECT LITHIUM CORP.

November 28, 2014

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the Reverse Takeover described in this information circular.

DUNDARAVE RESOURCES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Dundarave Meeting”) of the holders of common shares of Dundarave Resources Inc. (“Dundarave”) will be held on January 8, 2015 at 10:00 a.m. (Vancouver time) at Suite 2300 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3 for the following purposes:

1.	to approve a business combination between Dundarave and Perfect Lithium Corp. (“PLC”) whereby Dundarave will acquire all of the issued and outstanding shares of PLC in exchange for post-consolidation shares of Dundarave (the “Transaction”), by way of a “three cornered” amalgamation as contemplated in a business combination agreement dated November 25, 2014 among Dundarave, PLC and 1019491 B.C. Ltd. (the “Amalgamation”);
2.	to approve an arrangement pursuant to Part 9, Division 6 of the Business Corporations Act (British Columbia) on the terms and conditions set for in a business combination agreement dated November 25, 2014 between Dundarave and PLC (the “Arrangement”);
3.	to consider and, if thought advisable, to pass an ordinary resolution approving the adoption of an amended and restated stock option plan for Dundarave, conditional upon completion of the Transaction, as more fully set forth in the Joint Information Circular accompanying this Notice of Meeting; and
4.	to transact such further or other business as may properly come before the Dundarave Meeting or any adjournment or postponement thereof.

Additional details respecting the Transaction, the Arrangement and the Amalgamation are contained in the Joint Information Circular accompanying this Notice of Meeting. Also accompanying this Notice of Meeting is a form of proxy.

The Board of Directors of Dundarave have fixed November 28, 2014 as the record date for the determination of shareholders of Dundarave entitled to receive this Notice of Meeting and to attend and vote at the Dundarave Meeting.

If you are a registered shareholder and are unable to attend the Dundarave Meeting in person, please complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless the completed form of proxy is received by Dundarave’s transfer agent, Computershare Investor Services Inc., in accordance with instructions on the form of proxy.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Dundarave Meeting, either in person or by proxy.

DATED at Vancouver, British Columbia, this 28th day of November, 2014.

BY ORDER OF THE BOARD OF DIRECTORS OF DUNDARAVE RESOURCES INC.

(signed) "Paul Matysek"

Paul Matysek

President and Chief Executive Officer

PERFECT LITHIUM CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “PLC Meeting”) of the holders of common shares of Perfect Lithium Corp. (“PLC”) will be held on December 15, 2014 at 10:00 a.m. (Vancouver time) at the offices of PLC’s legal counsel, Fasken Martineau Dumoulin LLP, Suite 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3 for the following purposes:

1.	to receive and consider the annual financial statements of PLC for the financial year ended March 31, 2014;
2.	to fix the number of directors of PLC to be elected at the PLC Meeting at two (2);
3.	to elect the directors of PLC for the ensuing year;
4.	to appoint Davidson & Company LLP, Chartered Accountants, as auditors of PLC for the ensuing year and to authorize the board of directors of PLC to fix the remuneration to be paid to the auditors;
5.	to approve a proposed amalgamation (the “Amalgamation”) involving Dundarave Resources Inc. (“Dundarave”), PLC, and 1019491 B.C. Ltd. (“Dundarave Subco”), to be implemented pursuant to a business combination agreement dated November 25, 2014 between Dundarave and PLC and an amalgamation agreement dated November 25, 2014 among Dundarave, PLC and Dundarave Subco; and
6.	to transact such further or other business as may properly come before the PLC Meeting or any adjournment or postponement thereof.

Additional details respecting the Amalgamation are contained in the Joint Information Circular accompanying this Notice of Meeting. Also accompanying this Notice of Meeting are a form of proxy and a letter of transmittal.

In accordance with the Business Corporations Act (British Columbia), the record date for the determination of shareholders of PLC entitled to receive this Notice of Meeting and to attend and vote at the PLC Meeting is November 28, 2014.

If you are a registered shareholder and are unable to attend the PLC Meeting in person, please complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless the completed form of proxy is received by PLC to the attention of Dan Blondal, CEO, at Suite 620 – 650 West Georgia Street, Vancouver, British Columbia, V6Z 1S4, not later than 10:00 a.m. (Vancouver time) on December 11, 2014 or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays and holidays, before any adjournment or postponement thereof at which the proxy is to be used, unless the chair of the PLC Meeting elects to exercise his discretion to accept proxies deposited subsequently.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the PLC Meeting, either in person or by proxy.

DATED at Vancouver, British Columbia, this 28th day of November, 2014.

BY ORDER OF THE BOARD OF DIRECTORS OF PERFECT LITHIUM CORP.

(signed) "John Lando"

John Lando

President

TABLE OF CONTENTS

GLOSSARY

GENERAL INFORMATION………………………………………………………………………………………….1

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON…………………………………..18

RECORD DATE AND QUORUM……………………...………………………………………......…...………….18
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES………………….………….19

PARTICULAR MATTERS TO BE ACTED UPON…………………………………………………………….....20

INFORMATION CONCERNING THE RESULTING ISSUER…………………………………………………....30

APPENDIX A – Dissent Rights

APPENDIX B – Pro Forma Financial Statements

APPENDIX C – Information Concerning Dundarave Resources Inc.

APPENDIX D – Information Concerning Perfect Lithium Corp.

APPENDIX E – Audited Financial Statements of Dundarave Resources Inc.

APPENDIX F – Unaudited Financial Statements of Dundarave Resources Inc.

APPENDIX G – Audited Financial Statements of Perfect Lithium Corp.

APPENDIX H – Unaudited Financial Statements of Perfect Lithium Corp.

APPENDIX I – Management’s Discussion and Analysis of Dundarave Resources Inc. as at December 31, 2013

APPENDIX J – Management’s Discussion and Analysis of Dundarave Resources Inc. as at June 30, 2014

APPENDIX K – Management’s Discussion and Analysis of Perfect Lithium Corp. as at March 31, 2014, 2013, 2012

APPENDIX L – Management’s Discussion and Analysis of Perfect Lithium Corp. as at June 30, 2014

APPENDIX M – Interim Order, Petition and Requisition for Final Hearing

APPENDIX N – Resulting Issuer’s Stock Option Plan

GLOSSARY

Unless the context otherwise provides, the following terms used in this Joint Information Circular and the Appendices hereto shall have the meanings ascribed to them as set forth below, in addition to other terms defined elsewhere in this Joint Information Circular.

“Advisory Agreement” means the advisory proposal agreement between Dundarave and Mackie dated November 10, 2014.

“Amalco” means the combined corporation resulting from the Amalgamation on the Effective Date.

“Amalgamation” means the amalgamation of PLC and Subco to form Amalco, on the Effective Date, pursuant to the terms of the Amalgamation Agreement and the applicable provisions of the BCBCA.

“Amalgamation Agreement” means the amalgamation agreement dated November 25, 2014, among Dundarave, PLC and Subco, pursuant to which the parties have agreed to complete the Amalgamation and the PLC Shareholders will receive Post-Consolidation Dundarave Shares in exchange for their PLC Shares.

“Arrangement” means the arrangement of Dundarave, on the Effective Date, pursuant to section 288 of the BCBCA, on the terms and conditions set forth in the Business Combination Agreement, and more particularly described in this Joint Information Circular;

“BCBCA” means the Business Corporations Act (British Columbia).

“BCRI” means BC Research Inc.

“Board” means the board of directors of Dundarave.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Combination Agreement” means the business combination agreement dated November 25, 2014 between Dundarave and PLC, pursuant to which the parties have agreed to complete the Transaction and the Arrangement.

“Dundarave” means Dundarave Resources Inc., a company incorporated under the laws of British Columbia.

“Dundarave Consolidation” means the consolidation of the Dundarave Shares under the terms of the Arrangemnet on the basis of two (2) such Dundarave Shares for one (1) Post-Consolidation Dundarave Share.

“Dundarave Dissent Rights” means the right of dissent of Dundarave Shareholders with respect to the Arrangement pursuant to and in the manner set forth in section 238 of the Business Corporations Act (British Columbia).

“Dundarave Meeting” means the special meeting of Dundarave Shareholders to approve the Transaction and the Arrangement, to be held on January 8, 2015 and any adjournment thereof.

“Dundarave Private Placement” means the offering of equity securities of Dundarave at a price of $0.25 per Unit, for gross proceeds of a minimum of $2,000,000 and a maximum of $3,000,000, to be completed by Dundarave, which offering of equity securities is a condition precedent to the completion of the Transaction and the Arrangement.

“Dundarave Resolutions” means collectively, the ordinary resolution to be passed by Dundarave Shareholders at the Dundarave Meeting approving the Transaction and the special resolution to be passed by Dundarave Shareholders at the Dundarave Meeting approving the Arrangement.

“Dundarave Shareholders” means the holders of Dundarave Shares.

“Dundarave Shares” means the common shares in the capital of Dundarave.

1

“Dundarave Warrants” means the warrants to purchase Post-Consolidation Dundarave Shares contemplated by the Arrangement and the Dundarave Private Placement, but does not include the Resulting Issuer Warrants issued to former holders of PLC Warrants.

“Effective Date” means the date that both the Plan of Arrangement and the Amalgamation become effective.

“Effective Time” means the time on the Effective Date when both the Plan of Arrangement and the Amalgamation become effective.

“Financing Agreement” means the financing proposal agreement between Dundarave and Mackie dated November 10, 2014.

“Interim Order” means the interim order of the Supreme Court of British Columbia received prior to the date of this Joint Information Circular.

“Joint Information Circular” means this joint information circular of Dundarave and PLC dated November 28, 2014.

“Letter of Intent” means the binding letter of intent dated August 29, 2014, as amended October 27, 2014 and November 12, 2014, between Dundarave and PLC that was replaced by the Business Combination Agreement.

“Mackie” means Mackie Research Capital Corporation, located at 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1L4.

“MD&A” means management’s discussion and analysis of financial results.

“Name Change” means the proposed change of Dundarave’s name from “Dundarave Resources Inc.” to “Nano One Materials Corp.”, or such other name as may be determined by the Board.

“NEO” means a named executive officer, which includes:

           (a)            the chief executive officer (the “CEO”);

           (b)            the chief financial officer (the “CFO”);

           (c)            each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

           (d)            each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer, nor acting in a similar capacity, at the end of that financial year.

“New Options” means Resulting Issuer Options, to be issued to the directors, officers and employees of the Resulting Issuer at the Effective Time on the Effective Date pursuant to the Business Combination Agreement and the Amalgamation Agreement, as more particularly described in “Information Concerning the Resulting Issuer – Options to Purchase Securities”.

“NRC-IRAP” means the National Research Council of Canada Industrial Research Assistance Program.

“PLC” means Perfect Lithium Corp., a company incorporated under the laws of British Columbia.

“PLC Board” means the board of directors of PLC.

“PLC Dissent Rights” means the right of dissent of PLC Shareholders with respect to the Amalgamation pursuant to and in the manner set forth in sections 238 to 247 of the BCBCA.

“PLC Meeting” means the annual general and special meeting of PLC Shareholders to approve the Amalgamation, to be held on December 15, 2014 and any adjournment thereof.

2

“PLC Resolution” means the special resolution to be passed by PLC Shareholders at the PLC Meeting approving the Amalgamation.

“PLC Shareholders” mean the holders of PLC Shares.

“PLC Shares” means the common shares in the capital of PLC.

“PLC Warrants” means the outstanding warrants to purchase PLC Shares, as more particularly described in the Business Combination Agreement.

“Post-Consolidation Dundarave Shares” means Dundarave Shares following the Dundarave Consolidation.

“Proxy” means the form of proxy accompanying this Joint Information Circular.

“Record Date” means November 28, 2014.

“Resulting Issuer” means Dundarave as it will exist immediately following the completion of the Transaction, which will be named “Nano One Materials Corp.”, or such other name as may be determined by the Board.

“Resulting Issuer Board” means the Board after giving effect to the Transaction.

“Resulting Issuer Options” means the outstanding options to purchase Resulting Issuer Shares granted under the Resulting Issuer’s Stock Option Plan.

“Resulting Issuer Shares” means the common shares in the capital of the Resulting Issuer.

“Resulting Issuer’s Stock Option Plan” means the amended and restated stock option plan of Dundarave, to be adopted upon completion of the Transaction and attached hereto as Appendix “N”.

“Resulting Issuer Warrants” means common share purchase warrants of Dundarave, with each whole warrant entitling the holder to purchase one (1) Resulting Issuer Share, to be issued at the Effective Time to the holders of PLC Warrants pursuant to the Amalgamation in replacement of the existing PLC Warrants, with appropriate adjustments to the number and exercise price at set out in the Amalgamation Agreement and the certificates representing such warrants. The exercise price of each Resulting Issuer Warrant will be equal to the exercise price of the PLC Warrant exchanged divided by 0.8 and the number of Resulting Issuer Shares issuable on exercise of a Resulting Issuer Warrant will be equal to the number of PLC Shares issuable on exercise of the PLC Warrant exchanged multiplied by 0.8.

“SEDAR” means the System for Electronic Document Analysis and Retrieval website at www.sedar.com.

“Subco” means 1019491 B.C. Ltd., a wholly-owned subsidiary of Dundarave, incorporated under the laws of British Columbia.

“Tier 2 Value Escrow” means the escrow provisions for value securities for Tier 2 issuers, as set out in TSXV policy 5.4.

“Transaction” means the business combination between Dundarave and PLC, whereby Dundarave will acquire all of the issued and outstanding PLC Shares in exchange for Post-Consolidation Dundarave Shares, by way of a “three cornered” amalgamation as contemplated in the Business Combination Agreement and the Amalgamation Agreement.

“TSXV” means the TSX Venture Exchange Inc.

3

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Joint Information Circular contains forward-looking statements or forward-looking information within the meaning of applicable securities laws which may include, but is not limited to, statements or information with respect to the anticipated benefits resulting from the Transaction, the Arrangement and the Amalgamation, the timing and success of applications to obtain approvals required with respect to the Transaction, the Arrangement and the Amalgamation, and the nature of the business and operations of the Resulting Issuer following the completion of the Transaction, the Arrangement and the Amalgamation. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Resulting Issuer, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and forward-looking information. Such factors include, among others, the risks and uncertainties involved in satisfying the conditions to complete the Transaction, the Arrangement and the Amalgamation, the difficulties associated with the nature of the Resulting Issuer’s business and operations following the Transaction, the Arrangement and the Amalgamation, as well as those factors discussed in the section entitled “Risk Factors” in this Joint Information Circular. Although Dundarave and PLC have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements and forward-looking information contained herein are made as of the date of this Joint Information Circular, and Dundarave, PLC and the Resulting Issuer disclaim any obligation to update any forward-looking statements or forward-looking information if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information due to the inherent uncertainty in them. All forward-looking statements and forward-looking information contained or incorporated by reference in this Joint Information Circular are qualified by this cautionary statement.

Please See “Risk Factors” for a discussion of the factors that could cause actual results or performance to be materially different from those expressed or implied by such underlying forward-looking statements and forward-looking information.

INFORMATION PERTAINING TO DUNDARAVE

The information contained in this Joint Information Circular with respect to Dundarave has been furnished by Dundarave or has been taken from or is based upon publicly available documents or records of Dundarave on file with Canadian securities administrators and other public sources. Although PLC has no knowledge that would indicate that any of such information is untrue or incomplete, PLC and its directors, officers, employees, representatives and agents do not assume any responsibility for the accuracy or completeness of such information or the failure by Dundarave to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to PLC.

INFORMATION PERTAINING TO PLC

The information contained in this Joint Information Circular with respect to PLC has been furnished by PLC. Although Dundarave has no knowledge that would indicate that any of such information is untrue or incomplete, Dundarave and its directors, officers, employees, representatives and agents do not assume any responsibility for the accuracy or completeness of such information or the failure by PLC to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Dundarave.

1

NOTICE TO U.S. SHAREHOLDERS

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgement.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in privately negotiated purchases.

The solicitation of proxies and the transactions contemplated in this Joint Information Circular involve securities of two (2) Canadian issuers and are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the U.S. Securities Exchange Act of 1934 are not applicable to Dundarave, PLC or this solicitation. Dundarave Shareholders and PLC Shareholders should be aware that proxy solicitation and disclosure requirements under Canadian laws are different from those requirements under U.S. securities laws.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Dundarave and PLC are incorporated under the laws of the BCBCA, that most or all of their respective officers and directors and the experts named in this Joint Information Circular are not residents of the United States and that all or a substantial portion of their respective assets are located outside the United States. You may not be able to sue a British Columbia or Canadian corporation, its officers or directors or the experts named in a foreign court for violations predicated solely on the civil liability provisions of U.S. federal securities laws. It may also be difficult to effect service of process on these entities or to enforce a judgment by a U.S. court against a British Columbia corporation, its affiliates or the experts named herein.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board (“IFRS”), are not subject to United States auditing and auditor independence standards, and thus may not be comparable in all respects to the financial statements of United States companies.

The securities of Dundarave to be issued pursuant to the Amalgamation will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Rule 802 thereof and only to the extent that corresponding exemptions from the registration or qualification requirements of state “blue sky” securities laws are available and, as a consequence, will not be registered under the U.S. Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States.

2

SUMMARY

The following is a summary of information relating to Dundarave, PLC, and the Resulting Issuer (assuming completion of the Transaction and the Arrangement) and is qualified in its entirety by reference to the more detailed information, financial data and statements contained elsewhere in this Joint Information Circular, including the Appendices attached hereto.

The Dundarave Meeting

The Dundarave Meeting will be held at Suite 2300 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3 on January 8, 2015 at 10:00 a.m. (Vancouver time) for the following purposes:

•	to approve the Transaction;
•	to approve the Arrangement;
•	to approve the Resulting Issuer’s Stock Option Plan; and
•	to transact any other business which may properly come before the Dundarave Meeting, or any adjournment thereof.

Dundarave Resources Inc.

Dundarave is a reporting issuer in British Columbia and Alberta, and the Dundarave Shares are listed on the TSXV under the symbol “DDX”. Currently, Dundarave does not have any material properties or assets other than cash. For additional information concerning Dundarave, please see "Appendix C – Information Concerning Dundarave Resources Inc.".

The head and principal office of Dundarave is at Suite 2300 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3. The registered office of Dundarave is at Suite 1200 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

The PLC Meeting

The PLC Meeting will be held at the offices of PLC’s legal counsel, Fasken Martineau Dumoulin LLP, Suite 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3 on December 15, 2014 at 10:00 a.m. (Vancouver time) for the following purposes:

•	to receive and consider the annual financial statements of PLC for the financial year ended March 31, 2014 and the report of the auditor thereon;
•	to fix the number of directors of PLC to be elected at the PLC Meeting at two (2);
•	to elect the directors of PLC for the ensuing year;
•	to appoint Davidson & Company LLP, Chartered Accountants, as auditors of PLC for the ensuing year and to authorize the PLC Board to fix the remuneration to be paid to the auditors;
•	to approve the Amalgamation; and
•	to transact any other business which may properly come before the PLC Meeting, or any adjournment thereof.

Perfect Lithium Corp.

PLC, a private British Columbia company, is a developer of patent pending technology for the production of high performance nanostructured materials used in lithium-ion batteries and several other markets. For additional information concerning PLC, please see "Appendix D – Information Concerning Perfect Lithium Corp.".

PLC is not a reporting issuer and the PLC Shares are not listed or posted for trading on any stock exchange.

The head and principal office of PLC is located at Suite 620 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9. The registered and records office of PLC is located at Suite 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

3

Background to and Reasons for the Transaction

Dundarave currently has no active business. Dundarave’s management has been considering potential acquisition opportunities with a view to completing an acquisition and commencing active business operations. PLC has been pursuing its technology business since incorporation and requires additional capital to develop its business as currently envisioned. Management of PLC believe that a publicly listed company will have better prospects of raising the capital needed to finance its technology business and has, therefore, been seeking to complete a business combination with a publicly listed company.

Under the policies of the TSXV, trading in Dundarave Shares was halted on August 28, 2014. The last price of the Dundarave Shares was quoted at $0.25 per share as at August 28, 2014.

On November 25, 2014, Dundarave and PLC executed the Business Combination Agreement, which contains the definitive terms of the proposed Transaction and the Arrangement. The Board has: (i) determined that the proposed Transaction and the Arrangement are in the best interests of Dundarave and the Dundarave Shareholders; (ii) resolved to recommend that the Dundarave Shareholders vote in favour of the Dundarave Resolutions approving the Transaction and the Arrangement; and (iii) authorized the negotiation, entering into and execution of the Business Combination Agreement.

On November 25, 2014, Dundarave, PLC and Subco executed the Amalgamation Agreement, which contains the definitive terms of the proposed Amalgamation. The PLC Board has: (i) determined that the proposed Amalgamation is in the best interests of PLC and the PLC Shareholders; (ii) resolved to recommend that the PLC Shareholders vote in favour of the PLC Resolution approving the Amalgamation; and (iii) authorized the negotiation, entering into and execution of the Amalgamation Agreement.

Description of the Transaction

On August 29, 2014, Dundarave and PLC entered into the Letter of Intent, pursuant to which Dundarave and PLC agreed to enter into a business combination. On November 25, 2014 Dundarave and PLC entered into the Business Combination Agreement, which superseded the Letter of Intent. The Business Combination Agreement provides for the implementation of the Transaction and the Arrangement. On November 25, 2014, Dundarave, PLC and Subco entered into the Amalgamation Agreement, which provides for the implementation of the Amalgamation. Copies of the Business Combination Agreement and the Amalgamation Agreement are available on the SEDAR website at www.sedar.com.

Pursuant to the Business Combination Agreement, the Amalgamation Agreement and related agreements, the Transaction will involve the Dundarave Private Placement, the Arrangement, the Amalgamation, and the Name Change.

Pursuant to the Transaction, the Arrangement and the Business Combination Agreement, other than in respect of Dundarave Shares held by the Dundarave Shareholders that have validly exercised Dundarave Dissent Rights, on the Effective Date, Dundarave Shareholders will receive one (1) Post-Consolidation Dundarave Share and one (1) Dundarave Warrant for each two (2) existing Dundarave Shares held at the Effective Time, whereby each whole Dundarave Warrant will, at the election of the holder, be exercisable by the holder thereof: (i) at any time within twelve (12) months following the Effective Date to acquire one (1) Post-Consolidation DundaraveShare at an exercise price of $0.40 per whole Post-Consolidation Dundarave Share and (ii) at any time between twelve (12) and twenty-four (24) months following the Effective Date into one-half of one (1/2) Post-Consolidation Dundarave Share at an exercise price of $0.50 per whole Post-Consolidation Dundarave Share. Any Dundarave Warrant which is not exercised prior to the expiry of 24 months following the Effective Date will be cancelled without payment of any consideration to the holder thereof.

Pursuant to the Amalgamation and the Amalgamation Agreement, other than in respect of PLC Shares held by the PLC Shareholders that have validly exercised PLC Dissent Rights, on the Effective Date, PLC and Subco will amalgamate and continue as a single corporation. Each PLC Shareholder will receive 0.8 of a Post-Consolidation Dundarave Share for each PLC Share held at the Effective Time. Dundarave will receive one Amalco common share for each Subco common share held by Dundarave at the Effective Time and all such Subco common shares will be cancelled. Upon completion of the Amalgamation, Amalco will be a wholly owned subsidiary of Dundarave and PLC Shareholders will have exchanged their PLC Shares for Post-Consolidation Dundarave Shares. Outstanding stock options of PLC and Dundarave will be cancelled on or prior to the Effective Time and the New Options will be issued at the Effective Time, all in accordance with the terms of the Business Combination Agreement and the Amalgamation Agreement. At the Effective Time, outstanding PLC Warrants will be exchanged for Resulting Issuer Warrants, with appropriate adjustments to the number and exercise price as set out in the Amalgamation Agreement and the certificates representing such warrants. The exercise price of each Resulting Issuer Warrant will be equal to the exercise price of the PLC Warrant exchanged divided by 0.8 and the number of Resulting Issuer Shares issuable on exercise of a Post-Consolidation Warrant will be equal to the number of PLC Shares issuable on exercise of the PLC Warrant exchanged multiplied by 0.8.

4

The respective obligations of Dundarave and PLC to complete the Transaction and the Arrangement contemplated by the Business Combination Agreement and the Amalgamation contemplated by the Amalgamation Agreement are subject to a number of conditions which must be satisfied or waived in order for the Transaction, the Arrangement and the Amalgamation to become effective, including completion of the Dundarave Private Placement. If the Transaction and the Arrangement are approved by the Dundarave Shareholders, the Amalgamation is approved by the PLC Shareholders, the approval of the TSXV is obtained, and all of the conditions to completion of the Transaction, the Arrangement and the Amalgamation are fulfilled or waived, then the Transaction, the Arrangement and the Amalgamation will take effect on the Effective Date.

On or prior to the Effective Date, Dundarave will complete the Dundarave Private Placement, which will be offered at a price of $0.25 per unit (a “Unit”), for gross proceeds of a minimum of $2,000,000 and a maximum of $3,000,0000, or such other amount as may be determined by mutual agreement of Mackie and Dundarave. Each Unit will consist of one (1) Post-Consolidation Dundarave Share and one-half of one (1/2) Dundarave Warrant, whereby each whole Dundarave Warrant will, at the election of the holder, be exercisable by the holder thereof: (i) at any time within twelve (12) months following the Effective Date to acquire one (1) Post-Consolidation Dundarave Share at an exercise price of $0.40 per Post-Consolidation Dundarave Share and (ii) at any time between twelve (12) and twenty-four (24) months following the Effective Date into one (1) Post-Consolidation Dundarave Share at an exercise price of $0.50 per Post-Consolidation Dundarave Share. Any Dundarave Warrant which is not exercised prior to the expiry of twenty-four (24) months following the Effective Date will be cancelled without payment of any consideration to the holder thereof. Dundarave has agreed to use reasonable commercial efforts to complete the Dundarave Private Placement by the Effective Time.

Dundarave engaged Mackie to act as the lead agent in connection with the Dundarave Private Placement in accordance with the Financing Agreement. Pursuant to the Financing Agreement, Mackie will receive a commission equal to six and a half percent (6.5%) of the gross proceeds of the Dundarave Private Placement and non-transferable Dundarave Warrants in an amount equal to six and a half percent (6.5%) of the Units issued pursuant to the Dundarave Private Placement. Each whole Dundarave Warrant will, at the election of Mackie, be exercisable by Mackie: (i) at any time within twelve (12) months following the Effective Date to acquire one (1) Post-Consolidation Dundarave Share at an exercise price of $0.40 per Post-Consolidation Dundarave Share and (ii) at any time between twelve (12) and twenty-four (24) months following the Effective Date into one (1) Post-Consolidation Dundarave Share at an exercise price of $0.50 per Post-Consolidation Dundarave Share. Any Dundarave Warrant which is not exercised prior to the expiry of twenty-four (24) months following the Effective Date will be cancelled without payment of any consideration to Mackie. Dundarave will also pay the reasonable expenses incurred by Mackie in connection with the Dundarave Private Placement up to $45,000, of which $12,500 was paid by Dundarave on signing of the Financing Agreement.

Dundarave engaged Mackie to act as an advisor in connection with the Transaction in accordance with the Advisory Agreement. Pursuant to the Advisory Agreement, on closing of the Transaction, Dundarave will pay a finder’s fee to Mackie in an amount equal to 225,000 Post-Consolidation Dundarave Shares for introducing Dundarave to PLC.

Upon completion of the Transaction and the Arrangement, Dundarave will complete the Name Change.

Pursuant to section 238 of the BCBCA, registered shareholders of Dundarave have been granted the right to dissent in respect of the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of their Dundarave Shares. For a more detailed description of their rights of dissent, please see “Appendix A – Dissent Rights”.

5

Pursuant to section 238 of the BCBCA, registered shareholders of PLC have been granted the right to dissent in respect of the Amalgamation and, if the Amalgamation becomes effective, to be paid the fair value of their PLC Shares. For a more detailed description of their rights of dissent, please see “Appendix A – Dissent Rights”.

The Business Combination Agreement

Dundarave and PLC have entered into the Business Combination Agreement, which provides for the completion of the Dundarave Private Placement, the Arrangement pursuant to section 288 of the BCBCA, and the Name Change. Dundarave, PLC and Subco have entered into the Amalgamation Agreement, which provides for the completion of the Amalgamation pursuant to section 269 of the BCBCA. The Business Combination Agreement contains representations and warranties of and from each of Dundarave and PLC, covenants, and various conditions precedent with respect to each of Dundarave and PLC to the implementation of the Transaction and the Arrangement. The Amalgamation Agreement contains covenants with respect to each of Dundarave, PLC and Subco to the implementation of the Amalgamation.

Procedure for the Transaction to Become Effective

The Arrangement is proposed to be carried out pursuant to section 288 of the BCBCA and the Amalgamation is proposed to be carried out pursuant to section 269 of the BCBCA. The following procedural steps must be taken on or prior to the Effective Time in order for the Transaction, the Arrangement and the Amalgamation to become effective:

(a)	the Transaction and the Arrangement must be approved by the Dundarave Shareholders in the manner set forth in this Joint Information Circular;

(b)	the Amalgamation, must be approved by the PLC Shareholders in the manner set forth in this Joint Information Circular;

(c)	all conditions precedent to the Transaction, as set forth in the Business Combination Agreement, must be satisfied or waived by the appropriate party;

(d)	the outstanding stock options of Dundarave must be cancelled;

(e)	the outstanding stock options of PLC must be cancelled;

(f)	the New Options must be granted in accordance with the terms of the Business Combination Agreement and the Amalgamation Agreement;

(g)	the outstanding PLC Warrants must be exchanged for Resulting Issuer Warrants in accordance with the terms of the Business Combination Agreement and the Amalgamation Agreement;

(h)	the Dundarave Private Placement must be completed; and

(i)	Dundarave must complete the Name Change.

Regulatory Approvals

The Transaction and the Arrangement require approval of certain regulatory authorities, including the TSXV. The Business Combination Agreement provides that these approvals are a condition precedent to the Transaction and the Arrangement becoming effective. The parties will make applications to such authorities prior to the Effective Date in order to obtain all approvals required in respect of the Transaction and the Arrangement. The Dundarave Shares are currently listed on the TSXV under the symbol “DDX”. There can be no assurance that all the requisite approvals will be granted on a timely basis or on conditions satisfactory to Dundarave and PLC or will be granted at all.

6

Court Approval

Dundarave has obtained the Interim Order providing for the calling and holding of the Dundarave Meeting and other procedural matters. The Interim Order is attached as Appendix “M” to this Joint Information Circular.

Change of Corporate Name for Dundarave

At the Effective Time, it is intended that Dundarave will carry on the business of PLC. In connection therewith, Dundarave, will change its name to “Nano One Materials Corp.” or such other name as may be determined by the Board.

Support Agreements

Certain directors, officers, employees and shareholders of Dundarave have entered into support agreements pursuant to which they have agreed, subject to the terms thereof, to, inter alia, vote in favour of the Transaction and the Arrangement. The support agreements will automatically terminate in the event the Transaction or the Arrangement have not been completed by March 1, 2015, or if the Transaction or the Arrangement have been terminated in accordance with the terms of the Business Combination Agreement. Dundarave Shareholders who have executed support agreements hold 1,833,001 Dundarave Shares, or approximately 17.8% of the issued and outstanding Dundarave Shares.

Certain directors, officers, employees and shareholders of PLC have entered into support agreements pursuant to which they have agreed, subject to the terms thereof, to, inter alia, vote in favour of the Amalgamation. The support agreements will automatically terminate in the event the Amalgamation has not been completed by March 1, 2015, or if the Amalgamation has been terminated in accordance with the terms of the Business Combination Agreement. PLC Shareholders who have executed support agreements hold 10,466,667 PLC Shares, or approximately 30.5% of the issued and outstanding PLC Shares.

Interests and Intentions of Directors, Officers, Insiders and Significant Shareholders in Matters to be Acted Upon

Except as disclosed herein, no director, officer, insider, promoter, significant shareholder or control person (as such term is defined in the policies of the TSXV) and their respective associates and affiliates (before and after giving effect to the Transaction, the Arrangement and the Amalgamation) has an interest in or will receive any consideration as a result of the Transaction, the Arrangement or the Amalgamation, should the Transaction, the Arrangement and the Amalgamation proceed.

Arm’s Length Transaction

The Transaction and the Arrangement were negotiated by the parties dealing at arm’s length with each other.

Use of Funds Available on Completion of the Transaction

Please see “Information Concerning the Resulting Issuer – Available Funds and Principal Purposes” for more detailed information.

Select Pro Forma Financial Information

The following table sets out certain pro forma financial information for the Resulting Issuer assuming completion of the Transaction and the Arrangement. The following information should be read in conjunction with the unaudited pro forma consolidated financial statements set forth in this Joint Information Circular. Please see “Appendix B – Pro Forma Financial Statements” for more detailed information.

7

Selected Financial Information
	Dundarave (as at June 30, 2014)	PLC (as June 30, 2014)	Pro Forma Adjustments (Assuming Min. Subscription in Dundarave Private Placement)	Resulting Issuer Pro Forma Consolidation
Current Assets	$182,268	$237,543	$2,040,000	$2,459,811
Total Assets	$182,268	$468,522	$2,040,000	$2,690,790
Current Liabilities	$3,193	$58,779	Nil	$61,972
Total Liabilities	$3,193	$58,799	Nil	$61,972
Shareholders’ Equity (Deficiency)	$179,075	$409,743	$2,040,000	$2,628,818
Common Shares Outstanding	10,285,987	32,615,383	(2,107,725)	40,793,634(1)
(1)	After giving effect to the Dundarave Consolidation, the Post-Consolidation Dundarave Shares issued to the PLC Shareholders, and the finder’s fee to Mackie, assuming a minimum subscription in the Dundarave Private Placement.

Risk Factors

In considering approval of the Transaction, the Arrangement and the Amalgamation, as applicable, Dundarave Shareholders and PLC Shareholders should carefully consider certain risks associated with the Transaction, the Arrangement and the Amalgamation and the proposed business of the Resulting Issuer. At the Effective Time, the Resulting Issuer will hold all of PLC’s assets and continue to hold all of Dundarave’s assets and will carry on the business and activities of PLC. Please see “Risk Factors” for more detailed information.

Interests of Experts

To Dundarave’s knowledge, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Joint Information Circular or as having prepared or certified a report or valuation described or included in this Joint Information Circular holds any beneficial interest, direct or indirect, in any securities or property of Dundarave, PLC or an associate or affiliate of the foregoing.

Conflicts of Interest

The directors of the Resulting Issuer will be required by law to act honestly and in good faith with a view to the best interests of the Resulting Issuer and to disclose any interests, which they may have in any project or opportunity of the Resulting Issuer. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. To the best of the knowledge of Dundarave and PLC, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Resulting Issuer and its proposed promoters, directors and officers or other proposed members of management of the Resulting Issuer as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Resulting Issuer and their duties as a director or officer of such other companies.

Share Price

The closing price of the Dundarave Shares on the TSXV on August 28, 2014, being the last trading day on which the Dundarave Shares traded prior to the announcement of the proposed Transaction, was $0.25 per Dundarave Share.

Conditional Listing Approval

The TSXV has not conditionally accepted the Transaction and the Arrangement.

8

GENERAL PROXY MATTERS

Solicitation of Proxies

This Joint Information Circular is provided in connection with the solicitation of proxies by the management of Dundarave and PLC for use at the Dundarave Meeting and the PLC Meeting for the purposes set forth in the accompanying Notices of Meetings and the associated costs will be borne by Dundarave in respect of the Dundarave Meeting and by PLC in respect of the PLC Meeting. The solicitation of proxies will be primarily by mail, or in the case of PLC, by email, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of Dundarave and PLC. Dundarave and PLC have each arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment and Revocation of Proxies

Accompanying this Joint Information Circular is a form of proxy for Dundarave Shareholders and a form of proxy for PLC Shareholders.

The individuals named in the accompanying form of proxy are directors and/or officers of Dundarave and PLC. If you are a registered shareholder, you have the right to vote by proxy and to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Dundarave Meeting or the PLC Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of Proxy.

Every Proxy may be revoked by an instrument in writing:

(a)	executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a company, by a duly authorized officer or attorney, of the company; and

(b)	delivered either (i) to the registered office of Dundarave for Dundarave Shareholders or the registered office of PLC for PLC Shareholders at any time up to and including the last business day preceding the day of the Dundarave Meeting or PLC Meeting (as applicable) or any adjournment thereof, at which the Proxy is to be used, or (ii) to the chairman of the Dundarave Meeting (for Dundarave Shareholders) or PLC Meeting (for PLC Shareholders) on the day of the Dundarave Meeting or PLC Meeting (as applicable) or any adjournment thereof, or in any other manner provided by law.

Only registered shareholders have the right to revoke a Proxy. Non-registered shareholders who wish to change their vote must, well in advance of the Dundarave Meeting or the PLC Meeting, as applicable, arrange for their respective intermediaries to revoke the Proxy on their behalf.

Voting by Proxyholder

The Dundarave Shares and PLC Shares represented by an effective Proxy will be voted in accordance with the instructions specified therein. In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the common shares represented by the Proxy for the approval of such matter. The enclosed forms of Proxy confer discretionary authority in respect of amendments or variations to matters identified in the Notices of Meetings and with respect to other matters which may properly come before the Dundarave Meeting and the PLC Meeting, or any adjournments thereof. As of the date hereof, management of Dundarave and PLC know of no amendments, variations or other matters to come before the Dundarave Meeting or PLC Meeting, respectively.

9

Voting by Registered Shareholders

If you are a registered shareholder you may wish to vote by proxy whether or not you are able to attend the Dundarave Meeting or the PLC Meeting in person. Registered shareholders electing to submit a proxy may do so by completing, dating and signing the enclosed form of Proxy and returning it to Dundarave’s transfer agent or to PLC, as applicable, in accordance with the instructions on the Proxy.

In all cases you should ensure that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Dundarave Meeting or the PLC Meeting or the adjournment thereof at which the proxy is to be used.

Voting by Non-Registered Shareholders

The following information is of significant importance to shareholders who do not hold common shares in their own name. This section is applicable only to Dundarave Shareholders as Proxies will not be mailed to non-registered holders of PLC Shares (as it is unlikely that there are any non-registered PLC Shareholders and the rules respecting delivery to non-registered shareholders only apply to reporting issuers). Non-registered shareholders should note that the only proxies that can be recognized and acted upon at the Dundarave Meeting are those deposited by registered shareholders.

If common shares are listed in an account statement provided to a shareholder by an intermediary, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of Dundarave. Such common shares will more likely be registered under the names of the shareholder’s intermediary. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from non-registered shareholders in advance of the Dundarave Meeting. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

In accordance with securities regulatory policy, Dundarave distributed copies of the Dundarave Meeting materials, being the Notice of Meeting, this Joint Information Circular and the Proxy, to the intermediaries for distribution to non-registered holders.

If you are a Non-Registered Shareholder

You should carefully follow the instructions of your intermediary in order to ensure that your common shares are voted at the Dundarave Meeting.

The voting instruction form supplied to you by your intermediary will be similar to the Proxy provided to the registered shareholders by Dundarave. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by Dundarave. The voting instruction form will name the same persons as the Dundarave Proxy to represent you at the Dundarave Meeting. You have the right to appoint a person (who need not be a shareholder of Dundarave), other than the persons designated in the voting instruction form, to represent you at the Dundarave Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Dundarave Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Dundarave Shares directly at the Dundarave Meeting – the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Dundarave Meeting in order to have the Dundarave Shares voted.

10

Although as a non-registered shareholder you may not be recognized directly at the Dundarave Meeting for the purposes of voting Dundarave Shares registered in the name of your intermediary, you, or a person designated by you, may attend the Dundarave Meeting as proxyholder for your intermediary and vote your Dundarave Shares in that capacity. If you wish to attend the Dundarave Meeting and indirectly vote your Dundarave Shares as proxyholder for your intermediary, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your intermediary in accordance with the instructions provided by such intermediary, well in advance of the Dundarave Meeting.

In addition, Canadian securities legislation permits Dundarave to forward meeting materials directly to "non-objecting beneficial owners". If Dundarave or its agent has sent these materials directly to you (instead of through a intermediary), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, Dundarave (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Dundarave is sending the Notice of Meeting, this Joint Information Circular and the Proxy directly to non-objecting beneficial owners. Dundarave is not using the "notice and access" delivery procedures recently established under Canadian securities legislation. Dundarave intends to pay for an intermediary to deliver to "objecting beneficial owners" the Notice of Meeting, this Joint Information Circular and the Proxy and Form 54-101F7 (Request for Voting Instructions Made by Intermediaries).

REQUISITE SECURITY HOLDER APPROVAL(S)

A simple majority of affirmative votes validly cast at the Dundarave Meeting is required to pass the resolution approving the Transaction described herein and a two-thirds majority of affirmative votes cast at the Dundarave Meeting is require to pass the resolution approving the Arrangement described herein.

A two-thirds majority of affirmative votes cast at the PLC Meeting is required to pass the resolution approving the Amalgamation described herein.

DISSENT RIGHTS OF SECURITY HOLDERS

Registered holders of Dundarave Shares may exercise rights of dissent with respect to their Dundarave Shares pursuant to and in the manner set forth in sections 238 to 247 of the BCBCA in connection with the Arrangement. A Dundarave Shareholder who exercises such Dundarave Dissent Rights (including the sending of a notice of dissent to Dundarave) ceases to have any rights as a holder of Dundarave Shares other than the right to be paid the fair value of such holder’s shares pursuant to sections 238 to 247 of the BCBCA. Please see “Appendix A – Dissent Rights” for a more detailed description of Dundarave Dissent Rights.

Registered holders of PLC Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 238 of the BCBCA in connection with the Amalgamation. A PLC Shareholder who exercises such PLC Dissent Rights (including the sending of a notice of dissent to PLC) ceases to have any rights as a holder of PLC Shares other than the right to be paid the fair value of such holder’s shares pursuant to section 238 of the BCBCA. Please see “Appendix A – Dissent Rights” for a more detailed description of PLC Dissent Rights.

RISK FACTORS

General

In evaluating the Transaction, the Arrangement and the Amalgamation, Dundarave Shareholders and PLC Shareholders should carefully consider, in addition to the other information contained in this Joint Information Circular, the risks and uncertainties described below before deciding whether to vote in favour of the resolutions described herein. While this Joint Information Circular has described the risks and uncertainties related to the Transaction, the Arrangement and the Amalgamation and the business of Dundarave, PLC and the Resulting Issuer, it is possible that other risks and uncertainties will arise or become material in the future.

11

If Dundarave and PLC are unable to effectively address these and other potential risks and uncertainties following the successful completion of the Transaction, the Arrangement and the Amalgamation, their business, financial condition or results of operations could be materially adversely affected. In this event, the value of the Dundarave Shares could decline after the completion of the Transaction, the Arrangement and the Amalgamation and Dundarave Shareholders and PLC Shareholders could lose all or part of their investment.

Risk Factors Related to the Transaction and the Arrangement

Failure to Obtain Shareholder Approvals

In order for the Transaction to proceed, the Transaction must be approved by an ordinary resolution of the Dundarave Shareholders. If such ordinary resolution is not passed by a simple majority of the votes cast by the Dundarave Shareholders, the Transaction will not proceed. Failure to complete the Transaction could adversely impact the trading price of the Dundarave Shares.

In order for the Arrangement to proceed, the Arrangement must be approved by a special resolution of the Dundarave Shareholders. If such special resolution is not passed by a majority of not less than 2/3 of the votes cast by the Dundarave Shareholders, the Arrangement will not proceed. Failure to complete the Arrangement could adversely impact the trading price of the Dundarave Shares

In order for the Amalgamation to proceed, the Amalgamation must be approved by a special resolution of the PLC Shareholders. If such special resolution is not passed by a majority of not less than 2/3 of the votes cast by the PLC Shareholders, the Amalgamation will not proceed. Failure to complete the Amalgamation could adversely impact the trading price of the Dundarave Shares.

Failure to Realize Anticipated Benefits of the Transaction, the Arrangement and the Amalgamation

Dundarave and PLC propose to enter into the Transaction, the Arrangement and the Amalgamation in order to achieve the benefits described in this Joint Information Circular. There can be no assurance, however, that the anticipated benefits of the Transaction, the Arrangement and the Amalgamation will materialize. In addition, Dundarave and PLC may discover previously unidentified liabilities or other issues that they did not discover in their due diligence reviews prior to entering into the Business Combination Agreement and the Amalgamation Agreement. It is possible that the risks and uncertainties described in this Joint Information Circular will arise and become material to such an extent that some or all of the anticipated benefits of the Transaction, the Arrangement and the Amalgamation never materialize or are nullified. Failure to realize all of the anticipated benefits of the Transaction, the Arrangement and the Amalgamation could materially negatively impact the trading price of the Dundarave Shares and the business of PLC.

Failure to Satisfy Conditions to Completion of Transaction, the Arrangement and the Amalgamation

The Business Combination Agreement contains certain conditions which much be satisfied or waived by the party for whose benefit such conditions are imposed in order for the Transaction, the Arrangement and the Amalgamation to be completed. Some of these conditions are outside of the control of Dundarave and PLC, including, but not limited to, receipt of applicable regulatory approvals, approval of the Dundarave Resolutions by the Dundarave Shareholders, the approval of the PLC Resolution by the PLC Shareholders, approval of the Transaction by the TSXV and the granting of the Final Order. There can be no certainty, nor can Dundarave or PLC provide any assurance, that all conditions precedent to the completion of the Transaction, the Arrangement and the Amalgamation will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. Failure to complete the Transaction, the Arrangement and the Amalgamation could materially negatively impact the trading price of the Dundarave Shares and the business of PLC.

12

Failure to obtain necessary approvals for completion of the Transaction, the Arrangement and the Amalgamation

Completion of the Transaction, the Arrangement and the Amalgamation are subject to, among other things, the receipt of all necessary regulatory and security holder approvals. In addition, the approval of the TSXV is subject to their review and approval of all required documentation. Dundarave has applied to the TSXV for approval of the Transaction and the Arrangement. At the time of mailing this Joint Information Circular, the TSXV has not granted final approval and there can be no assurances that the TSXV shall grant such approval or grant such approval on terms and conditions that are satisfactory to Dundarave and PLC. The failure to obtain any TSXV approvals may prevent Dundarave and PLC from completing the Transaction, the Arrangement and the Amalgamation and could materially negatively impact the trading price of the Dundarave Shares and the business of PLC.

Dundarave / Resulting Issuer Risk Factors

Dundarave currently has no active business and will control the assets (through ownership of the common shares of Amalco) and pursue the business of PLC upon completion of the Transaction and the Arrangement and the Amalgamation. The following risk factors therefore relate primarily to Dundarave’s status as a public company with securities listed for trading on the TSXV. Since many of the risk factors listed in this section relate to the business of Dundarave and PLC on a post-Transaction, post-Arrangement and post-Amalgamation basis, some of the risk factors listed below will contain references to the Resulting Issuer.

Volatility of Share Price

Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility. A publicly traded company will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Resulting Issuer Shares will trade cannot be predicted. The market price of the Resulting Issuer Shares could be subject to significant fluctuations in response to variations in quarterly and annual operating results, the results of any public announcements the Resulting Issuer makes, general economic conditions, and other factors. Increased levels of volatility and resulting market turmoil may adversely impact the price of the Resulting Issuer Shares. If the Resulting Issuer is (as it is expected to be) required to access capital markets to carry out its development objectives, the state of domestic and international capital markets and other financial systems could affect its respective access to, and cost of, capital. Such capital may not be available on terms acceptable to the Resulting Issuer or at all, and this could have a material adverse impact on its business, financial condition, results of operations or prospects.

Dilution

Dundarave is authorized to issue an unlimited number of Dundarave Shares or other securities for such consideration and on such terms and conditions as may be established by Dundarave without the approval of Dundarave Shareholders. It is currently anticipated that the Resulting Issuer will be required to conduct additional equity financings in order to develop the business of the Resulting Issuer as currently planned by PLC and envisioned by management of Dundarave. Any further issuance of Resulting Issuer Shares pursuant to such equity financings will dilute the interests of existing shareholders and such shareholders will have no pre-emptive rights in connection with such future issuances.

No History of Earnings

PLC has no history of significant earnings and, due to the nature of its business, there can be no assurance that the Resulting Issuer will be profitable after the Transaction, the Arrangement and the Amalgamation are completed.

Conflicts of Interest

Certain of the directors and officers of the Resulting Issuer will also serve as directors and/or officers of other companies. Consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Resulting Issuer and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

13

Early Stage of Development

The Resulting Issuer will be in an early stage of development upon completion of the Transaction, the Arrangement and the Amalgamation, with PLC having operated in its business sector for a relatively short period of time. There will be limited financial, operational and other information available with which to evaluate the prospects of the Resulting Issuer. There can be no assurance that the Resulting Issuer’s operations will be profitable in the future or will generate sufficient cash flow to satisfy its working capital requirements.

Sale of Dundarave Shares by Existing Shareholders

If Dundarave Shareholders or shareholders of the Resulting Issuer on completion of the Transaction, the Arrangement and the Amalgamation sell substantial amounts of Resulting Issuer Shares in the public market, the market price of the Resulting Issuer Shares could fall.

Impact of Quarterly and Annual Financial Reporting

There can be no assurance that the Resulting Issuer will be profitable on a quarterly or annual basis. PLC’s business strategies may not be successful. As a reporting company, the Resulting Issuer will be required to report financial results on an annual and quarterly basis. If its business is not profitable, the Resulting Issuer’s share price may decline.

PLC Risk Factors

The following risk factors relate to the business of PLC. Since Dundarave currently has no active business, the business of PLC will be the Resulting Issuer’s sole enterprise after completion of the Transaction, the Arrangement and the Amalgamation and the following risk factors will therefore apply to the Resulting Issuer’s business.

Intellectual Property Protection

PLC cannot provide any assurance that any intellectual property applications will be approved. Even if they are approved, such patents, trademarks or other intellectual property registrations may be successfully challenged by others or invalidated. The success of PLC and its ability to compete are substantially dependent on its internally developed technologies and processes which PLC will need to protect through a combination of patent, copyright, trade secret and trademark law.

The trademark, copyright and trade secret positions of PLC’s business are uncertain and involve complex and evolving legal and factual questions. In addition, there can be no assurance that competitors will not seek to apply for and obtain trademarks and trade names that will prevent, limit or interfere with PLC’s processes. Litigation or regulatory proceedings, which could result in substantial cost and uncertainty to PLC, may also be necessary to enforce the intellectual property rights of PLC or to determine the scope and validity of other parties’ proprietary rights. There can be no assurance that PLC will have the financial resources to defend its patents, trademarks and copyrights from infringement or claims of invalidity.

The patent positions of emerging companies can be highly uncertain and involve complex legal and factual questions. Thus, there can be no assurance that any patent applications made by or on behalf of PLC will result in the issuance of patents, that PLC will develop additional proprietary products that are patentable, that any patents issued or licensed to PLC will provide PLC with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede the ability of PLC to do business or that third parties will not be able to circumvent the patents assigned or licensed to PLC. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of PLC’s products or, if patents are issued and licensed to PLC, design around the patented product developed for the benefit of PLC.

14

Since patent applications are maintained in secrecy for a period of time after filing, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, PLC cannot be certain that the inventors of the patents were the first creators of inventions covered by pending applications, or that it was the first to file patent applications for such inventions. There can be no assurance that PLC’s patents, if issued, would be valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

PLC is not currently aware of any claims asserted by third parties that PLC’s intellectual property infringes on their intellectual property. However, in the future, a third party may assert a claim that PLC infringes on their intellectual property. If PLC is forced to defend against these claims, which may be with or without any merit or whether they are resolved in favour or against PLC, PLC may face costly litigation and diversion of management’s attention and resources. As a result of such a dispute, PLC may have to develop costly non-infringement technology or enter into license agreements which may not be available at favourable terms.

Access to Proprietary Information

PLC generally controls access to and distribution of its technologies, documentation and other proprietary information. Despite efforts by PLC to protect its proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use its solutions or technologies. There can be no assurance that the steps PLC has taken or will be taking will prevent misappropriation of its solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect proprietary rights as fully as in Canada or the United States.

Performance and Scalability

PLC does not currently have the inventory or the capacity to supply kilograms of cathode material that are typically required to prototype full size battery cells. To address this shortcoming, and to meet these needs prior to the prototype pilot line becoming operational, PLC intends to modify its current bench scale apparatus to produce kg sized batches which can be used in full cell battery testing.

The innovative methodology is based on scalable equipment and techniques already proven in other industrial processes, thereby de-risking scale-up uncertainties and cutting years off of the development cycle that other projects have to endure. The equipment being used is known to scale in other industries and the bench-scale synthesis operates in a thermodynamic and kinematic regime similar to what is expected in larger scale pilot and production facilities. Nonetheless, reaction kinetics, thermodynamic effects, consistency of product, capital costs and operating costs are all uncertainties in scaling from bench to pilot to production. To address uncertainties related to the design and cost of reactors, driers and furnaces, design reviews (or feasibility studies) will be carried out as required to mitigate uncertainties. Alternative schemes will be contemplated and the results of these studies are to inform the detail design, development and scale-up plans. The success of PLC and its ability to compete are substantially dependent on its internally developed technologies.

Competition

Despite efforts by PLC to protect its proprietary rights on which PLC’s business is dependent, competitive products may be developed in the future. Competition could adversely affect PLC’s ability to acquire market share.

Early Stage

PLC has no history of profitable operations and its present business is at an early stage. As such, PLC is subject to many risks including under-capitalization, cash shortages, and limitations with respect to personnel, financial and other resources and the lack of revenue. There is no assurance that PLC will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of its early stage of operations.

15

PLC currently has no source of revenue and expects to obtain financing in the future primarily through further equity and/or debt financing. While it has been successful in obtaining financing in the past, there is no guarantee that PLC will be successful now, or in the future. Failure to raise additional financing on a timely basis could cause PLC to suspend its operations and eventually to forfeit or sell its interest in its assets.

Management of Growth

PLC could experience growth that could put a significant strain on each of PLC’s managerial, operational and financial resources. PLC must implement and constantly improve its operational and financial systems and expand, train and manage its employee base to manage growth. In addition, PLC expects that its operational and management systems will face increased strain as a result of the expansion of PLC’s technologies. PLC might not be able to effectively manage the expansion of its operations and systems, and its procedures and controls might not be adequate to support its operations. In addition, management might not be able to make and execute decisions rapidly enough to exploit market opportunities for the expansion of PLC’s technologies. If PLC is unable to manage its growth effectively, its business, results of operations and financial condition will suffer. Failure to effectively manage growth could also result in difficulty in launching new processing technology or enhancing existing processing technology, declines in quality or end-user satisfaction, increases in costs or other operational difficulties, and any of these difficulties could have a material adverse effect on its business, prospects, financial condition, results of operations and cash flows.

Dependence on Management and Key Personnel

PLC’s success depends largely upon the continued services of its executive officers and other key employees. From time to time, there may be changes in PLC’s executive management team resulting from the hiring or departure of executives, which could disrupt its business. If PLC is unable to attract and retain top talents, its ability to compete may be harmed. PLC’s success is also highly dependent on its continuing ability to identify, hire, train, retain and motivate highly qualified personnel. Competition for highly skilled technical, research and development, management, sales and other employees is high in PLC’s industry, and PLC may not be successful in attracting and retaining such personnel. Failure to attract and retain qualified executive officers and other key employees could have a material adverse effect on its business, prospects, financial condition, results of operations and cash flows.

Economic Conditions

Current and future unfavourable economic conditions could negatively impact PLC’s financial viability. Unfavourable economic conditions could also increase PLC’s financing costs, decrease net income or increase net loss, limit access to capital markets and negatively impact any of the availability of credit facilities to PLC.

Additional Capital Requirements

PLC has incurred annual losses over a number of years and it plans on continuing to make significant expenditures to support its business growth and may require additional funds to respond to business challenges, including the need to expand sales and marketing activities, develop new processing technologies to enhance its existing technology, enhance its operating infrastructure, and acquire complementary businesses and technologies. Accordingly, PLC may need to engage in equity or debt financings to secure additional funds. If PLC raises additional funds through further issuances of equity or convertible debt securities, PLC’s existing shareholders could suffer significant dilution, and any new equity securities PLC issues could have rights, preferences and privileges superior to those of holders of PLC Shares. Any debt financing secured by PLC in the future could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which might make it more difficult for it to obtain additional capital and to pursue business opportunities.

PLC can provide no assurance that sufficient debt or equity financing will be available on reasonable terms or at all to support its business growth and to respond to business challenges and failure to obtain sufficient debt or equity financing when required could have a material adverse effect on its business, prospects, financial condition, results of operations and cash flows.

16

PLC expects its cash reserves will be reduced due to future operating losses and working capital requirements, and it cannot provide certainty as to how long PLC’s cash reserves will last or that it will be able to access additional capital when necessary

PLC expects to incur continued losses and generate negative cash flow until it can produce sufficient revenues to cover its costs. PLC may never become profitable. Even if it does achieve profitability, PLC may be unable to sustain or increase its profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with PLC achieving and sustaining profitability. PLC expects its cash reserves will be reduced due to future operating losses and working capital requirements, and it cannot provide certainty as to how long its cash reserves will last or that it will be able to access additional capital if and when necessary.

PLC may not be able to successfully execute its business plan

The execution of PLC’s business plan poses many challenges and is based on a number of assumptions. PLC may not be able to successfully execute its business plan. If PLC experiences significant cost overruns on its programs, or if its business plan is more costly than it anticipates, certain research and development activities may be delayed or eliminated, resulting in changes or delays to its commercialization plans, or PLC may be compelled to secure additional funding (which may or may not be available) to execute its business plan. PLC cannot predict with certainty its future revenues or results from its operations. If the assumptions on which its revenues or expenditures forecasts are based change, the benefits of PLC’s business plan may change as well. In addition, PLC may consider expanding its business beyond what is currently contemplated in its business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, PLC may be required to raise additional capital through the issuance of equity or debt. If PLC is unable to raise additional capital on acceptable terms, it may be unable to pursue a potential acquisition or new product opportunity.

Information Technology Interruptions or Breaches

PLC’s business operations are managed through a variety of information technology systems. These systems govern all aspects of its operations. While PLC has implemented a number of measures to keep its technology systems fully operational and to mitigate the risks associated with a failure of its systems, PLC’s systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, cyber-attacks, security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war or terrorism, and usage errors by its employees. If PLC’s information technology systems are damaged or cease to function properly, PLC may have to make a significant investment to fix or replace them and PLC may suffer loss of critical data and interruptions or delays in its operations in the interim. Any material interruption in its information technology systems could have a material adverse effect on PLC’s business, prospects, financial condition, results of operations and cash flows.

Environmental Regulation

PLC’s business and operations are subject to environmental regulation in the areas in which it operates. There is no assurance that future changes in environmental regulation, if any, will not adversely affect PLC’s business and operations.

Conflicts of Interest

Certain of the directors, officers and other members of management of PLC serve (and may in the future serve) as directors, officers and members of management of other companies and therefore, it is possible that a conflict may arise between their duties as a director, officer or member of management of PLC and their duties as a director, officer or member of management of such other companies. The directors and officers of PLC are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and PLC will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

17

Liquidity Risk

PLC may not be able to meet its obligations associated with its financial liabilities. PLC has historically relied upon equity financings to satisfy its capital requirements and will continue to depend heavily upon equity capital and possible loans to finance its activities. PLC manages liquidity risk through its capital management as outlined above. Accounts payable and accrued liabilities are due within one (1) year.

Credit Risk

Credit risk is the risk of potential loss to PLC if the counterparty to a financial instrument fails to meet its contractual obligations. PLC’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and receivables. PLC limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions.

The majority of PLC’s cash and cash equivalents are held with major Canadian based financial institutions.

Currency Risk

PLC operates in Canada and the United States, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The operating results and the financial position of PLC are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reporting results of PLC and may also affect the value of PLC’s assets and liabilities.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current cash and cash equivalents are generally not exposed to interest rate risk because of their short-term maturity.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed herein and as set forth below, there were no material interests, direct or indirect, of directors or executive officers of Dundarave or PLC, of any shareholder who beneficially owns or controls or directs, directly or indirectly, over more than ten percent (10%) of the outstanding Dundarave Shares or PLC Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the most recently completed financial year of Dundarave or PLC or in any proposed transaction which has materially affected or would materially affect Dundarave or PLC or any of their subsidiaries.

RECORD DATE AND QUORUM

The board of directors of Dundarave and PLC have fixed the record date for the Dundarave Meeting and the PLC Meeting as the close of business on November 28, 2014. Dundarave Shareholders of record as at the Record Date are entitled to receive notice of the Dundarave Meeting and to vote their shares at the Dundarave Meeting. PLC Shareholders of record as at the Record Date are entitled to receive notice of the PLC Meeting and to vote their shares at the PLC Meeting.

Under Dundarave’s articles, the quorum for the transaction of business at the Dundarave Meeting consists of, subject to the special rights and restrictions attached to the shares of any class or series of shares, one (1) person who is a shareholder, or who is permitted to vote shares of Dundarave at a meeting of shareholders pursuant to its articles, present in person or by proxy.

Under PLC’s articles, the quorum for the transaction of business at the PLC Meeting consists of, subject to the special rights and restrictions attached to the shares of any class or series of shares, two (2) persons who are, or represent by proxy, shareholders holding, in the aggregate, at least five percent (5%) of the issued shares entitled to be voted at the meeting.

18

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Dundarave Meeting

On the Record Date, there were 10,285,987 Dundarave Shares issued and outstanding, each share carrying the right to one (1) vote. Only Dundarave Shareholders of record at the close of business on the Record Date will be entitled to vote in person or by Proxy at the Dundarave Meeting or any adjournment thereof.

Each Dundarave Share entitles the holder to one (1) vote on all matters to come before the Dundarave Meeting. No group of shareholders has the right to elect a specified number of directors nor are there cumulative or similar voting rights attached to Dundarave Shares.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one (1) or more corporate shareholders will have one (1) vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one (1) or more corporate shareholders, will have one (1) vote for each common share of Dundarave registered in that shareholder’s name on the list of shareholders as at the Record Date. Dundarave Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the best knowledge of the executive officers of Dundarave, as of the date of this Joint Information Circular, there were no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, ten percent (10%) or more of Dundarave Shares, except as follows:

Name and Address	Number of Shares	% of Total Shares Outstanding
Paul Matysek Vancouver, British Columbia, Canada	1,193,164	11.6%

PLC Meeting

On the Record Date, there were 34,282,051 PLC Shares issued and outstanding, each share carrying the right to one (1) vote. Only PLC Shareholders of record at the close of business on the Record Date will be entitled to vote in person or by Proxy at the PLC Meeting or any adjournment thereof.

Each PLC Share entitles the holder to one (1) vote on all matters to come before the PLC Meeting. No group of shareholders has the right to elect a specified number of directors nor are there cumulative or similar voting rights attached to PLC Shares.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one (1) or more corporate shareholders will have one (1) vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one (1) or more corporate shareholders, will have one (1) vote for each common share of PLC registered in that shareholder’s name on the list of shareholders as at the Record Date. PLC Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the best knowledge of the executive officers of PLC, as of the date of this Joint Information Circular, there were no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, ten percent (10%) or more of PLC Shares, except as follows:

19

Name and Address	Number of Shares	% of Total Shares Outstanding
3342913 Canada Inc. Montreal, Quebec, Canada	4,400,000	12.8%
New World Resource Corp. Vancouver, British Columbia, Canada	4,266,667	12.4%

PARTICULARS OF MATTERS TO BE ACTED UPON

Dundarave Meeting

Approval of the Transaction and the Arrangement

Pursuant to the Business Combination Agreement and related agreements, the Transaction will involve the Dundarave Private Placement, the Arrangement, the Amalgamation, and the Name Change.

Pursuant to the Transaction, the Arrangement and the Business Combination Agreement, other than in respect of Dundarave Shares held by the Dundarave Shareholders that have validly exercised Dundarave Dissent Rights, on the Effective Date, Dundarave Shareholders will receive one (1) Post-Consolidation Dundarave Share and one (1) Dundarave Warrant for each two (2) existing Dundarave Shares held at the Effective Time, whereby each whole Dundarave Warrant will, at the election of the holder, be exercisable by the holder thereof: (i) at any time within twelve (12) months following the Effective Date to acquire one (1) Post-Consolidation Dundarave Share at an exercise price of $0.40 per whole Post-Consolidation Dundarave Share and (ii) at any time between twelve (12) and twenty-four (24) months following the Effective Date into one-half of one (1/2) Post-Consolidation Dundarave Share at an exercise price of $0.50 per whole Post-Consolidation Dundarave Share. Any Dundarave Warrant which is not exercised prior to the expiry of 24 months following the Effective Date will be cancelled without payment of any consideration to the holder thereof.

Pursuant to the Amalgamation and the Amalgamation Agreement, on the Effective Date:

(a)	PLC and Subco will amalgamate pursuant to the provisions of the BCBCA and continue as a single corporation;

(b)	Other than in respect of PLC Shares held by the PLC Shareholders that have validly exercised PLC Dissent Rights, each PLC Shareholder will receive 0.8 of a Post-Consolidation Dundarave Share for each PLC Share held at the effective time of the Amalgamation;

(c)	No fractional Post-Consolidation Dundarave Shares will be issued to holders of PLC Shares and in lieu of any such fractional entitlement, the number of Post-Consolidation Dundarave Shares issued to each former holder of PLC Shares will be rounded up to the next whole number and, in calculating such fractional interest, all PLC Shares registered in the name of or beneficially held by such PLC Shareholder will be aggregated;

(d)	The aggregate stated capital of Amalco will be an amount equal to the aggregate stated capital of the PLC Shares and common shares of Subco immediately prior to the Amalgamation;

(e)	Dundarave will receive one (1) Amalco common share for each Subco common share held by Dundarave and all such Subco common shares will be cancelled;

(f)	Stock options of PLC outstanding at the Effective Time will be cancelled;

(g)	The New Options will be granted in accordance with the terms of the Business Combination Agreement and the Amalgamation Agreement;

20

(h)	PLC Warrants outstanding at the Effective Time will be exchanged for Resulting Issuer Warrants, in accordance with the terms of the Business Combination Agreement and the Amalgamation Agreement; and

(i)	Amalco will be renamed “Perfect Lithium Corp.”.

At the Effective Time, Amalco will be a wholly owned subsidiary of Dundarave, the PLC Shareholders will have exchanged their PLC Shares for Post-Consolidation Dundarave Shares, and the holders of PLC Warrants will have exchanged their PLC Warrants for Resulting Issuer Warrants. In addition:

(a)	The property, assets, rights and privileges of each of PLC and Subco will continue to be the property, assets, rights and privileges of Amalco;

(b)	Amalco will continue to be liable for all of the contracts, liabilities, debts and obligations of each of PLC and Subco;

(c)	Any existing causes of action, claims or liabilities to prosecution against PLC and/or Subco will remain unaffected and may be continued against Amalco;

(d)	Any civil, criminal or administrative actions or proceedings pending by or against PLC or Subco may be continued to be prosecuted by or against Amalco but, for all purposes of such actions or proceedings, the name of Amalco will be substituted in such actions or proceedings in place of PLC or Subco; and

(e)	The by-laws of Amalco will be the by-laws of Dundarave, mutatis mutandis.

The Transaction and the Arrangement constitute a reverse takeover of Dundarave pursuant to the policies of the TSXV. The completion of the Transaction and the Arrangement pursuant to the Business Combination Agreement are subject to various conditions, including the following closing conditions:

(a)	Dundarave obtaining shareholder approval of the Transaction by ordinary resolution;

(b)	Dundarave obtaining shareholder approval of the Arrangement by special resolution;

(c)	There will not have been exercised Dundarave Dissent Rights with respect to more than 5% of the outstanding Dundarave Shares;

(d)	PLC obtaining shareholder approval of the Amalgamation by special resolution;

(e)	There will not have been exercised PLC Dissent Rights with respect to more than 5% of the outstanding PLC Shares;

(f)	The outstanding stock options of Dundarave will be cancelled;

(g)	The outstanding stock options of PLC will be cancelled;

(h)	The New Options will be granted, in accordance with the terms of the Business Combination Agreement and the Amalgamation Agreement;

(i)	PLC Warrants outstanding at the Effective Time will be exchanged for Resulting Issuer Warrants, in accordance with the terms of the Business Combination Agreement and the Amalgamation Agreement;

(j)	Completion of the Dundarave Private Placement;

(k)	Completion of the Name Change;

(l)	Mackie will not have discovered anything that will have a material adverse effect on the value of PLC as part of their due diligence investigation of PLC; and
21

(m)	The TSXV conditionally accepting in writing the transactions contemplated under the Business Combination Agreement and approving the listing of the Resulting Issuer on Tier 2 of the TSXV.

The Transaction is an arm’s length transaction.

Information concerning the business and affairs of PLC is provided in this Joint Information Circular in Appendix “D”. The audited financial statements of PLC for the financial years ended March 31, 2014, 2013 and 2012 are provided in this Joint Information Circular in Appendix “G”. The unaudited financial statements for PLC for the three (3) months ended June 30, 2014 are provided in this Joint Information Circular in Appendix “H”.

Information concerning Dundarave is provided in this Joint Information Circular in Appendix “C”. The audited financial statements for Dundarave for the financial years ended December 31 2013, 2012 and 2011 are provided in this Joint Information Circular in Appendix “E”. Unaudited financial statements for Dundarave for the six (6) months ended June 30, 2014 are provided in this Joint Information Circular in Appendix “F”.

Unaudited pro-forma financial information is provided in this Joint Information Circular in Appendix “B”.

Court Approval

Dundarave will obtain the Interim Order providing for the calling and holding of the Dundarave Meeting and other procedural matters. The form of Interim Order is attached as Appendix “M” to this Joint Information Circular.

Shareholder Approval

At the Dundarave Meeting, Dundarave Shareholders will be asked to consider and, if thought appropriate, to authorize and approve the Transaction.

Dundarave Shareholders will be asked to approve the following ordinary resolutions:

“BE IT RESOLVED that:

(a)	the Transaction as described in the notice and Joint Information Circular in respect of this shareholder meeting, is hereby approved and authorized with such restrictions or conditions as may be required by the TSXV, and with the directors of Dundarave having discretion to modify the terms of the transaction, provided that such terms are not determined to be, in the discretion of the Board, materially adverse to the interests of the shareholders at any time prior to the completion thereof, and subject to the approval of the TSXV;

(b)	notwithstanding that this resolution has been passed by Dundarave Shareholders entitled to vote thereon, the directors of Dundarave are hereby authorized and empowered, without further notice to or approval of Dundarave shareholders (i) to amend the Business Combination Agreement or any related agreement; and (ii) subject to the terms and conditions of the Business Combination Agreement, not to proceed with the Transaction; and

(c)	any director or officer of Dundarave be, and such director or officer of Dundarave is, authorized, instructed and empowered, acting for, in the name of and on behalf of Dundarave, to do or to cause to be done all such other acts and things in the opinion of such director or officer of Dundarave as may be necessary or desirable in order to fulfill the intention of this resolution and the matters authorized hereby.”

At the Dundarave Meeting, Dundarave Shareholders will also be asked to consider and, if thought appropriate, to authorize and approve the Arrangement. Pursuant to the BCBCA, the Arrangement requires approval by special resolution of the Dundarave Shareholders. As a result, in order to be effected, the Arrangement must be approved by a majority of not less than 2/3 of the votes cast by the shareholders voting in person or by proxy at the Dundarave Meeting.

22

Dundarave Shareholders will be asked to approve the following special resolutions:

“BE IT RESOLVED, as a special resolution, that:

(a)	the Arrangement pursuant to the provisions of the BCBCA, as described in the notice and Joint Information Circular in respect of this shareholder meeting, is hereby approved and authorized with such restrictions or conditions as may be required by the TSXV, and with the directors of Dundarave having discretion to modify the terms of the transaction, provided that such terms are not determined to be, in the discretion of the Board, materially adverse to the interests of the shareholders at any time prior to the completion thereof, and subject to the approval of the TSXV;

(b)	any director or officer of Dundarave be, and such director or officer of Dundarave is, authorized, instructed and empowered, acting for, in the name of and on behalf of Dundarave, to do or to cause to be done all such other acts and things in the opinion of such director or officer of Dundarave as may be necessary or desirable in order to fulfill the intention of this resolution and the matters authorized hereby; and

(c)	notwithstanding that this resolution has been passed by Dundarave Shareholders entitled to vote thereon, the directors of Dundarave are hereby authorized and empowered, without further notice to or approval of Dundarave Shareholders, and subject to the terms and conditions of the Business Combination Agreement, not to proceed with the Arrangement.

Recommendation of the Board

The Board has determined that the Transaction and the Arrangement are in the best interests of the Dundarave Shareholders and are fair to t.he Dundarave Shareholders and, as such, has authorized the submission of the Dundarave Resolutions to the Dundarave Shareholders for approval and to the TSXV for approval.

The Board recommends that the Dundarave Shareholders vote in favor of the Dundarave Resolutions.

Shareholders’ Rights of Dissent in Respect of the Arrangement

Persons who are beneficial shareholders of Dundarave Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns Dundarave Shares, but is not the registered holder thereof, should contact the registered holder for assistance.

Dissent Rights Under the BCBCA

A holder of Dundarave Shares may be entitled to be paid the fair value of all of such shares, in accordance with section 245 of the BCBCA, if the shareholder dissents to the Arrangement and the Arrangement becomes effective. A holder of Dundarave Shares is not entitled to dissent if the shareholder votes any of such shares in favour of the resolution approving the Arrangement. The execution or exercise of a proxy does not constitute a written objection for purposes of the BCBCA.

Procedure for Dissent Under the BCBCA

The following is a summary of the procedures to be followed under the BCBCA by a registered shareholder wishing to dissent to the Arrangement. The summary does not purport to provide comprehensive statements of the procedures to be followed by a dissenting shareholder under the BCBCA. However, the BCBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all dissenter rights. Accordingly, each shareholder who might desire to exercise dissenter rights should carefully consider and comply with the provisions of those sections and consult his or her legal adviser. The full text of sections 238 to 247 of the BCBCA relating to dissent procedures is set out in Appendix “A” hereto.

23

Under the provisions of the BCBCA, registered shareholders will be entitled to exercise dissent rights in connection with the approval of the Arrangement. In addition to any other rights that shareholders may have, when the Arrangement becomes effective, registered shareholders who comply with the dissent procedures under sections 238 to 247 of the BCBCA will be entitled to be paid the fair value of Dundarave Shares in respect of which they have dissented, determined as at the close of business on the day before the resolution approving the Arrangement is adopted.

Dundarave Shareholders who wish to exercise their right of dissent should seek their own legal advice as failure to comply strictly with the provisions of sections 238 to 247 of the BCBCA may prejudice their right of dissent. In order to dissent, a written objection to the Arrangement must be received by Dundarave at its registered office at least two (2) days, not including Saturday, Sunday or holidays, prior to the Dundarave Meeting or by the Chairman of the Dundarave Meeting at or before the Dundarave Meeting. A vote against the Arrangement, an abstention or the execution of the instrument of Proxy to vote against the Arrangement does not constitute such written objection.

Approval of Resulting Issuer’s Stock Option Plan

At the Dundarave Meeting, Dundarave Shareholders will be asked to consider, and if thought appropriate, approve, conditional upon the completion of the Transaction, the adoption of the Resulting Issuer’s Stock Option Plan, attached hereto as Appendix “N”. The Board has established an incentive stock option plan reserving up to a maximum of 12% of the issued and outstanding Resulting Issuer Shares. Under the Resulting Issuer’s Stock Option Plan, a maximum of 5,375,236 Resulting Issuer Shares, or such greater number being 12% of the outstanding Resulting Issuer Shares as at the Effective Date and the Effective Time, are proposed to be reserved for issuance on exercise of Resulting Issuer Options, assuming a maximum subscription under the Dundarave Private Placement.

Terms of the Resulting Issuer’s Stock Option Plan

A full copy of the Resulting Issuer’s Stock Option Plan will be available at the Dundarave Meeting for review by Dundarave Shareholders. Dundarave Shareholders may also obtain copies of the Resulting Issuer’s Stock Option Plan from Dundarave prior to the Dundarave Meeting on written request. The following is a summary of the material terms of the Resulting Issuer’s Stock Option Plan:

Eligible Participants. Resulting Issuer Options may be granted under the Resulting Issuer’s Stock Option Plan to directors or officers of the Resulting Issuer or an affiliate of the Resulting Issuer (collectively, the “Resulting Issuer Directors”), employees of the Resulting Issuer (collectively, the “Resulting Issuer Employees”) consultants of the Resulting Issuer or its affiliate (collectively, the “Resulting Issuer Consultants”) or management company employees. The Resulting Issuer Board, in its discretion, determines which of the Resulting Issuer Directors, Resulting Issuer Employees, Resulting Issuer Consultants or management company employees will be awarded options under the Resulting Issuer’s Stock Option Plan.

Number of Shares Reserved. The number of Resulting Issuer Shares which may be issued pursuant to Resulting Issuer Options may not exceed 5,375,236 Resulting Issuer Shares, or such greater number being 12% of the outstanding Resulting Issuer Shares as at the Effective Date and the Effective Time, assuming a maximum subscription under the Dundarave Private Placement. Resulting Issuer Options which are cancelled or expire prior to exercise continue to be issuable under the Resulting Issuer’s Stock Option Plan.

Limitations. Under the Resulting Issuer’s Stock Option Plan, the aggregate number of Resulting Issuer Options granted to any one person in a 12 month period must not exceed five percent (5%) of the issued and outstanding Resulting Issuer Shares, calculated on the date the Resulting Issuer Options are granted. The aggregate number of Resulting Issuer Options granted to any one Resulting Issuer Consultant in a 12 month period must not exceed two percent (2%) of the issued and outstanding Resulting Issuer Shares, calculated at the date the Resulting Issuer Options are granted. The aggregate number of Resulting Issuer Options granted to all persons retained to provide investor relations services to the Resulting Issuer (including Resulting Issuer Consultants and Resulting Issuer Employees or Resulting Issuer Directors whose role and duties primarily consist of providing investor relations services) must not exceed two percent (2%) of the issued and outstanding Resulting Issuer Shares in any 12 month period, calculated at the date Resulting Issuer Options are granted to any such person.

24

Term of Options. Subject to the termination and change of control provisions noted below, the terms of any Resulting Issuer Options is determined by the Resulting Issuer Board and may not exceed ten (10) years from the date of grant.

Exercise Price. The exercise price of Resulting Issuer Options is determined by the Resulting Issuer Board, provided that it is not less than the ‘market value’ of the Resulting Issuer Shares prior to the date on which the Resulting Issuer Options are granted, or, if the Resulting Issuer Shares are no longer listed on any exchange, then ‘market value’ will be the fair market value of the Resulting Issuer Shares as determined by the Resulting Issuer Board, acting reasonably. The exercise price of Resulting Issuer Options granted to insiders may not be decreased without disinterested shareholder approval at the time of the proposed amendment.

Vesting. All Resulting Issuer Options will be subject to such vesting requirements as may be prescribed by the applicable exchange, if applicable, or as may be imposed by the Resulting Issuer Board.

Termination. Any Resulting Issuer Options will terminate upon the earliest of:

(a)	such date as the Resulting Issuer Board has fixed when the Resulting Issuer Option is granted, provided that the date is no more than one (1) year from the date on which the holder ceases to be eligible (the “Cessation Date”) to hold the option;
(b)	the end of the term of the Resulting Issuer Option;
(c)	if the Cessation Date is as a result of dismissal for cause or regulatory sanction, then immediately on the Cessation Date; or
(d)	if the Cessation Date is as a result of death or disability, then the date that is one (1) year from the date of such death or disability.

Shareholder Approval

At the Dundarave Meeting, Dundarave Shareholders will be asked to consider and, if thought appropriate, to authorize and approve the Resulting Issuer’s Stock Option Plan.

Dundarave Shareholders will be asked to approve the following ordinary resolutions:

“BE IT RESOLVED that:

(a)	subject to the completion of the Transaction, the Resulting Issuer’s Stock Option Plan is hereby approved, and that in connection therewith, 5,375,236 Resulting Issuer Shares, or such greater number being 12% of the outstanding Resulting Issuer Shares as at the Effective Date and the Effective Time, be approved for granting as Resulting Issuer Options, assuming a maximum subscription under the Dundarave Private Placement; and
(b)	any director or officer of the Resulting Issuer be and is hereby authorized to do such things and to sign execute and deliver all documents that such director or officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

25

PLC Meeting

Presentation of Financial Statements

The audited annual financial statements of PLC for the financial year ended March 31, 2014 will be placed before the PLC Meeting.

Fix the Number of Directors

PLC proposes to fix the number of directors of PLC elected at the PLC Meeting at two (2).

Election of Directors

Each director of PLC is elected annually and holds office until the next annual general meeting of PLC Shareholders unless that person ceases to be a director before then. PLC does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, their municipality of residence, the position(s) they presently hold with PLC, the number of PLC Shares which each beneficially owns, directly or indirectly, or over which control or direction is exercised, and their respective principal occupations for the past five (5) years, as of the date of this Joint Information Circular:

Name, Municipality of Residence and Present Position(s) within PLC	Number of Securities Beneficially Owned or Controlled (#)	Director Since	Principal Occupation During the Past Five (5) Years
Dan Blondal Vancouver, British Columbia, Canada CEO, Corporate Secretary and Director	1,400,000(1)	February 2, 2011	Please see “Information Concerning the Resulting Issuer – Directors and Executive Officers”.
John Lando North Vancouver, British Columbia, Canada President and Director	400,000(2)	February 2, 2011	Please see “Information Concerning the Resulting Issuer – Directors and Executive Officers”.
(1)	Does not include 400,000 PLC Shares issuable on exercise of stock options of PLC and 50,000 PLC Shares issuable on exercise of PLC Warrants.
(2)	Does not include 400,000 PLC Shares issuable on exercise of stock options of PLC and 20,000 PLC Shares issuable on exercise of PLC Warrants.

The terms of office of those nominees who are presently directors will expire as of the date of the PLC Meeting. All of the directors who are elected at the PLC Meeting will have their term of office expire at the next annual general meeting of PLC Shareholders.

No proposed director of PLC is, or within the ten (10) years before the date of this Joint Information Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

26

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of PLC has, within the ten (10) years before the date of this Joint Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditors

PLC proposes that Davidson & Company LLP, Chartered Accountants, located at Suite 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, V7Y 1G6 be reappointed auditor of PLC for the ensuing financial year at a remuneration to be determined by the PLC Board.

Approval of the Amalgamation

Pursuant to the Amalgamation Agreement, the Amalgamation will involve a “three cornered” amalgamation involving Dundarave, PLC and Subco pursuant to the provisions of the BCBCA. The Arrangement is described in detail under the heading “Dundarave Meeting – Approval of the Transaction and the Arrangement”.

Information concerning the business and affairs of PLC is provided in this Joint Information Circular in Appendix “D”. The audited financial statements of PLC for the financial years ended March 31, 2014, 2013 and 2012 are provided in this Joint Information Circular in Appendix “G”. The unaudited financial statements for PLC for the three (3) months ended June 30, 2014 are provided in this Joint Information Circular in Appendix “H”.

Information concerning Dundarave is provided in this Joint Information Circular in Appendix “C”. The audited financial statements for Dundarave for the financial years ended December 31, 2013, 2012 and 2011 are provided in this Joint Information Circular in Appendix “E”. The unaudited financial statements for Dundarave for the six (6) months ended June 30, 2014 are provided in this Joint Information Circular in Appendix “F”.

Unaudited pro-forma financial information is provided in this Joint Information Circular in Appendix “B”.

Shareholder Approval

At the PLC Meeting, PLC Shareholders will be asked to consider and, if thought appropriate, to authorize and approve the Amalgamation. Pursuant to the BCBCA, the Amalgamation requires approval by special resolution of the PLC Shareholders. As a result, in order to be effected, the Amalgamation must be approved by a majority of not less than 2/3 of the votes cast by the shareholders voting in person or by proxy at the PLC Meeting.

PLC Shareholders will be asked to approve the following special resolution:

“BE IT RESOLVED, as a special resolution, that:

(a)	the Amalgamation pursuant to the provisions of the BCBCA, as described in the notice and Joint Information Circular in respect of this shareholder meeting, is hereby approved and authorized with such restrictions or conditions as may be required by the TSXV, and with the directors of PLC having discretion to modify the terms of the transaction, provided that such terms are not determined to be, in the discretion of the Board, materially adverse to the interests of the shareholders at any time prior to the completion thereof, and subject to the approval of the TSXV;

(b)	the Amalgamation Agreement, the actions of the directors of PLC in approving the Amalgamation Agreement and the actions of the directors and offices of PLC in executing and delivering the Amalgamation Agreement and any amendments thereto in accordance with its terms be and are hereby ratified, confirmed and approved;
27

(c)	notwithstanding that this resolution has been passed by the shareholders of PLC entitled to vote thereon, the directors of PLC are hereby authorized and empowered, without further notice to or approval of PLC shareholders (i) to amend the Amalgamation Agreement or any related agreement; and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation; and

(d)	any director or officer of PLC be, and such director or officer of PLC is, authorized, instructed and empowered, acting for, in the name of and on behalf of PLC, to do or to cause to be done all such other acts and things in the opinion of such director or officer of PLC as may be necessary or desirable in order to fulfill the intention of this resolution and the matters authorized hereby.”

Recommendation of the Board

The PLC Board has determined that the Amalgamation is in the best interests of the PLC Shareholders and is fair to the PLC Shareholders and, as such, has authorized the submission of the PLC Resolution to the PLC Shareholders for approval. PLC has engaged National Bank Financial to act as PLC's financial advisor for the Transaction.

The PLC Board recommends that the PLC Shareholders vote in favor of the PLC Resolution.

Shareholders’ Rights of Dissent in Respect of the Amalgamation

Persons who are beneficial shareholders of PLC Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns PLC Shares, but is not the registered holder thereof, should contact the registered holder for assistance.

Dissent Rights Under the BCBCA

A holder of PLC Shares may be entitled to be paid the fair value of all of such shares, in accordance with section 245 of the BCBCA, if the shareholder dissents to the Amalgamation and the Amalgamation becomes effective. A holder of PLC Shares is not entitled to dissent if the shareholder votes any of such shares in favour of the resolution approving the Amalgamation. The execution or exercise of a proxy does not constitute a written objection for purposes of the BCBCA.

Procedure for Dissent Under the BCBCA

The following is a summary of the procedures to be followed under the BCBCA by a registered shareholder wishing to dissent to the Amalgamation. The summary does not purport to provide comprehensive statements of the procedures to be followed by a dissenting shareholder under the BCBCA. However, the BCBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all dissenter rights. Accordingly, each shareholder who might desire to exercise dissenter rights should carefully consider and comply with the provisions of those sections and consult his or her legal adviser. The full text of sections 238 to 247 of the BCBCA relating to dissent procedures is set out in Appendix “A” hereto.

Under the provisions of the BCBCA, registered shareholders will be entitled to exercise dissent rights in connection with the approval of the Amalgamation. In addition to any other rights that shareholders may have, when the Amalgamation becomes effective, registered shareholders who comply with the dissent procedures under sections 238 to 247 of the BCBCA will be entitled to be paid the fair value of PLC Shares in respect of which they have dissented, determined as at the close of business on the day before the resolution approving the Amalgamation is adopted.

PLC Shareholders who wish to exercise their right of dissent should seek their own legal advice as failure to comply strictly with the provisions of sections 238 to 247 of the BCBCA may prejudice their right of dissent. In order to dissent, a written objection to the Amalgamation must be received by PLC at its registered office at least two (2) days, not including Saturday, Sunday or holidays, prior to the PLC Meeting or by the Chairman of the PLC Meeting at or before the PLC Meeting. A vote against the Amalgamation, an abstention or the execution of the instrument of Proxy to vote against the Amalgamation does not constitute such written objection.

28

Support Agreements

Certain directors, officers, employees and shareholders of Dundarave have entered into support agreements pursuant to which they have agreed, subject to the terms thereof, to, inter alia, vote in favour of the Transaction and the Arrangement. The support agreements will automatically terminate in the event the Transaction or the Arrangement have not been completed by March 1, 2015, or if the Transaction or the Arrangement have been terminated in accordance with the terms of the Business Combination Agreement. Dundarave Shareholders who have executed support agreements hold 1,833,001 Dundarave Shares, or approximately 17.8% of the issued and outstanding Dundarave Shares.

Certain directors, officers, employees and shareholders of PLC have entered into support agreements pursuant to which they have agreed, subject to the terms thereof, to, inter alia, vote in favour of the Amalgamation. The support agreements will automatically terminate in the event the Amalgamation has not been completed by March 1, 2015, or if the Amalgamation has been terminated in accordance with the terms of the Business Combination Agreement. PLC Shareholders who have executed support agreements hold 10,466,667 PLC Shares, or approximately 30.5% of the issued and outstanding PLC Shares.

29

INFORMATION CONCERNING THE RESULTING ISSUER

CORPORATE STRUCTURE

Name and Incorporation

The Resulting Issuer will be a publicly traded company listed on the TSXV, continued into the Province of British Columbia from the Province of Alberta on September 8, 2004. The head and principal office of the Resulting Issuer will be located at Suite 620 – 650 West Georgia Street, Vancouver, British Columbia, V6B 3K9. The registered office of the Resulting Issuer will be located at Suite 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Resulting Issuer will be a reporting issuer in each of the Provinces of British Columbia and Alberta.

Intercorporate Relationships

Pursuant to the Transaction, Subco and PLC will complete the Amalgamation and Amalco will become the sole operating subsidiary of the Resulting Issuer. The Resulting Issuer will also change its corporate name to “Nano One Materials Corp.”, or such other name as may be determined by the Board.

The Resulting Issuer will own 100% of the outstanding shares of Amalco.

NARRATIVE DESCRIPTION OF THE BUSINESS

Please see “Appendix D – Information Concerning Perfect Lithium Corp. – General Development of the Business of PLC” for more detailed information.

DESCRIPTION OF THE SECURITIES

The authorized capital of the Resulting Issuer will consist of an unlimited number of Resulting Issuer Shares and no other classes of shares. The holders of Resulting Issuer Shares will be entitled to dividends, if, as and when declared by the Resulting Issuer Board, to one vote per share at meetings of the shareholders of the Resulting Issuer and, upon dissolution, to share equally in such assets of the Resulting Issuer as are distributable to the holders of Resulting Issuer Shares.

PRO FORMA CONSOLIDATED CAPITALIZATION

Pro Forma Consolidated Capitalization

The following table summarizes the pro forma share capital of the Resulting Issuer on a consolidated basis after giving effect to the Transaction and the Arrangement:

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding after giving effect to the Transaction and the Arrangement assuming min. subscription in Dundarave Private Placement (1)(2)	Amount Outstanding after giving effect to the Transaction and the Arrangement assuming max. subscription in Dundarave Private Placement (1)(3)
Common Shares	Unlimited	40,793,634	44,793,634
(1)	6,408,849 Post-Consolidation Dundarave Shares will be held in a Tier 2 Value Escrow. Please see “Escrowed Securities” for more detailed information.
(2)	Includes 5,142,994 Post-Consolidation Dundarave Shares issued pursuant to the Arrangement/Dundarave Consolidation, 27,425,640 Post-Consolidation Dundarave Shares issued pursuant to the Amalgamation, 8,000,000 Post-Consolidation Dundarave Shares issued pursuant to the Dundarave Private Placement and 225,000 Post-Consolidation Dundarave Shares issued pursuant to the Advisory Agreement.
(3)	Includes 5,142,994 Post-Consolidation Dundarave Shares issued pursuant to the Arrangement/Dundarave Consolidation, 27,425,640 Post-Consolidation Dundarave Shares issued pursuant to the Amalgamation, 12,000,000 Post-Consolidation Dundarave Shares issued pursuant to the Dundarave Private Placement and 225,000 Post-Consolidation Dundarave Shares issued pursuant to the Advisory Agreement.
30

On a pro forma basis after giving effect to the Transaction, the Dundarave Private Placement and the Arrangement, the Resulting Issuer will have a deficit of $4,244,626 as at June 30, 2014.

Fully Diluted Share Capital

The following table summarizes the number and percentage of securities of the Resulting Issuer proposed to be outstanding on a fully diluted basis after giving effect to the Transaction and the Arrangement:

Category of Securities	Number of Securities Assuming Min. Subscription in Dundarave Private Placement (#)	Percentage of Securities Assuming Min. Subscription in Dundarave Private Placement (%)	Number of Securities Assuming Max. Subscription in Dundarave Private Placement (#)	Percentage of Securities Assuming Max. Subscription in Dundarave Private Placement (%)
Post-Consolidation Dundarave Shares Being Issued Pursuant to the Arrangement / Dundarave Consolidation	5,142,994	9.41%	5,142,994	8.45%
Post-Consolidation Dundarave Shares Issuable on Exercise of Dundarave Warrants Being Issued Pursuant to the Arrangement / Dundarave Consolidation	5,142,994	9.41%	5,142,994	8.45%
Post-Consolidation Dundarave Shares Being Issued Pursuant to the Amalgamation	27,425,640	50.20%	27,425,640	45.03%
Resulting Issuer Shares Issuable on Exercise of Resulting Issuer Warrants Being Issued Pursuant to the Amalgamation	1,357,734	2.49%	1,357,734	2.23%
Resulting Issuer Shares Issuable on Exercise of New Options Being Issued Pursuant to the Amalgamation	2,825,000	5.17%	2,825,000	4.64%
Post-Consolidation Dundarave Shares Being Issued Pursuant to the Dundarave Private Placement	8,000,000	14.64%	12,000,000	19.70%
Post-Consolidation Dundarve Shares Issuable on Exercise of Dundarave Warrants Being Issued Pursuant to the Dundarave Private Placement	4,000,000	7.32%	6,000,000	9.85%
Post-Consolidation Dundarave Shares Being Issued to Mackie Pursuant to the Advisory Agreement	225,000	0.41%	225,000	0.37%
Post-Consolidation Dundarave Shares Issuable on Exercise of Dundarave Warrants Being Issued to Mackie Pursuant to the Dundarave Private Placement	520,000	0.95%	780,000	1.28%
Total Fully Diluted Shares	54,639,362	100%	60,898,362	100%

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Funds Available

As at October 31, 2014, Dundarave had a working capital of $63,701 and PLC had a working capital of $191,043. The Resulting Issuer estimates that as of the Effective Time, it will have available funds of approximately $1,835,000 assuming a minimum subscription in the Dundarave Private Placement and $2,770,000 assuming a maximum subscription in the Dundarave Private Placement, as set forth below. Management has used and intends to continue to use such funds as set forth under the heading “Principal Purposes of Funds” below.

31

Please see “Summary – Description of the Transaction” for more detailed information regarding the Dundarave Private Placement.

The following table reflects the Resulting Issuer’s estimated available funds as at the Effective Time on the Effective Date:

	Amount Assuming Min. Subscription in Dundarave Private Placement ($)	Amount Assuming Max. Subscription in Dundarave Private Placement ($)
Dundarave’s Estimated Working Capital	Nil	Nil
PLC’s Estimated Working Capital	$10,000	$10,000
Funds Received from Dundarave Private Placement	$2,000,000	$3,000,000
<Less Fees and Costs of the Dundarave Private Placement>	($175,000)	($240,000)
Resulting Issuer’s Total Estimated Available Funds	$1,835,000	$2,770,000

Principal Purposes of Funds

In order of priority, the Resulting Issuer intends to allocate its estimated available funds as follows:

Description	Amount to be Expended Assuming Min. Subscription in Dundarave Private Placement ($)	Amount to be Expended Assuming Max. Subscription in Dundarave Private Placement ($)
Laboratory and Piloting Facility	$1,308,000	$1,870,000
Intellectual Property Expenses	$85,000	$120,000
General and Administrative	$442,000	$780,000
Total	$1,835,000	$2,770,000

While it is anticipated that the Resulting Issuer’s available funds following completion of the Transaction and the Arrangement will be used as set forth above, the Resulting Issuer may re-allocate funds available to it from time to time depending upon its growth strategy and other conditions in effect at the time.

Dividends

The Resulting Issuer does not currently have a dividend policy in place. The holders of Resulting Issuer Shares shall be entitled to receive such dividends as may be declared by the Resulting Issuer Board from time to time.

PRINCIPAL SECURITY HOLDERS

To the knowledge of the directors and senior officers of the Resulting Issuer, after the completion of the Transaction and the Arrangement, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Resulting Issuer Shares.

32

DIRECTORS, OFFICERS AND PROMOTERS

Name, Address, Occupation and Security Holdings

The following table sets forth the name and municipality of residence, position held with the corporation, principal occupation and date of election or appointment as a director or officer, as the case may be, and the number of Resulting Issuer Shares beneficially owned by each director and executive officer of the Resulting Issuer on completion of the Transaction and the Arrangement. Each director or officer will hold their office until the expiration of their term or until his or her successor has been duly appointed or elected and qualified.

Name and Municipality of Residence	Position with Resulting Issuer	Principal Occupation(1)	Director / Officer Since	Number and Percentage of Resulting Issuer Shares Beneficially Held Assuming Min. Subscription in Dundarave Private Placement (#)(%)	Number and Percentage of Resulting Issuer Shares Beneficially Held Assuming Max. Subscription in Dundarave Private Placement (#)(%)
Dan Blondal Vancouver, British Columbia, Canada	CEO, Corporate Secretary and Director	Please see below	N/A	1,120,000 (2.75%)	1,120,000 (2.50%)
Lyle Brown(1)(2) Vancouver, British Columbia, Canada	Director	Please see below	N/A	132,267 (0.32%)	132,267 (0.30%)
John Lando(1) North Vancouver, British Columbia, Canada	President and Director	Please see below	N/A	320,000 (0.78%)	320,000 (0.71%)
Tammy Gillis Aldergrove, British Columbia, Canada	CFO	Please see below	N/A	Nil	Nil
Dr. Joseph Guy Hendersonville, North Carolina, USA	Director	Please see below	N/A	Nil	Nil
Paul Matysek(1) West Vancouver, British Columbia, Canada	Chairman and Director	Please see below	January 29, 2002	596,582 (1.46%)	596,582 (1.33%)
(1)	Members of the Audit Committee.
(2)	Chair of the Audit Committee.

Please see “Directors and Executive Officers” below for a description of principal occupations within the five (5) years preceding the date of this Joint Information Circular.

On closing of the Transaction and the Arrangement, the directors and executive officers, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, a total of 2,168,849 Resulting Issuer Shares, representing approximately 5.32% of the issued and outstanding Resulting Issuer Shares assuming a minimum subscription in the Dundarave Private Placement and approximately 4.84% of the issued and outstanding Resulting Issuer Shares assuming a maximum subscription in the Dundarave Private Placement.

33

Directors and Executive Officers

The following are brief biographies of the directors and executive officers of the Resulting Issuer:

Dan Blondal, CEO and Director, age 49. Mr. Blondal has 26 years of experience as a professional engineer, managing high growth technology in a career that has spanned materials handling, medical devices, industrial printing, nuclear fusion and materials science. He is credited with eight (8) patents issued in Canada, US and foreign jurisdictions. He has served in various roles at Fluor, Andronic Devices, Creo, Kodak, and alternative energy start-up General Fusion, including Engineer, Project Engineer, Product Manager, Technology Manager and Director of Environmental and Regulatory Affairs. Mr. Blondal brings significant experience in systems engineering, physics and business. As Product and Technology Manager at Creo and Kodak, he led strategically vital initiatives valued at $20M annually to leverage software, laser and chemical systems for high quality printing. Mr. Blondal will devote 100% of his time to the Resulting Issuer.

Lyle Brown, Director, age 61. Mr. Brown is a CPA, CA and holds a Bachelor of Commerce from the University of British Columbia. Mr. Brown has been a partner since 1991 in the accounting firm of Culver & Co. in Vancouver, British Columbia, serving clients in a wide range of industries, and is familiar with the reporting requirements of public companies. Mr. Brown serves on the boards of Northern Lion Gold Corp. (TSXV), New World Resource Corp. (TSXV) and FEC Resources Inc. (Nasdaq OTC).

John Lando, President and Director, age 51. Mr. Lando has 26 years of experience in venture capital management, equity markets and financing of public companies. After trading equities at RBC Dominion Securities, he transitioned to senior management roles at early stage venture companies, including New World Resource Corp. and Northern Lion Gold. Mr. Lando will devote 50% of his time to the Resulting Issuer.

Tammy Gillis, CFO, age 41. Ms. Gillis is a CPA, CMA with over 15 years of experience in finance, reporting and regulatory requirements for both private and publicly traded companies. She started her career working at Thomas Rondeau LLP, a corporate and securities law firm. Ms. Gillis previously served as Corporate Accountant for Concert Industries Ltd., a manufacturing company with revenues in excess of $120 million and as Treasurer of Geologix Explorations Inc., a junior exploration company. Ms. Gillis is currently the CFO for New World Resource Corp. and Northern Lion Gold Corp., both junior exploration companies listed on the TSXV. Ms. Gillis will devote 50% of her time to the Resulting Issuer.

Dr. Joseph Guy, Director, age 56. Dr. Joseph Guy is a Patent Agent in Perkins Law Firm's Intellectual Property group focusing on complex technologies including material science, electronic components, pharmaceuticals and medical products. He has more than 23 years of experience prosecuting patents and serving as expert witness on intellectual property matters. Dr. Guy was awarded a Ph.D. in Chemistry from the University of Wisconsin-Milwaukee in physical inorganic chemistry with a focus on organometallic complexes. After a post-doctoral fellowship at Naval Research Laboratories, Dr. Guy joined E.I. duPont de Nemours & Co. in Brevard, North Carolina where he conducted research in medical imaging technologies. He later transitioned to intellectual property manager where his primary responsibility was management of the Intellectual Property portfolio and license negotiations for the Medical Products Division. The Medical Products Division was divested to Sterling Diagnostic Imaging, Inc. in 1996 and Dr. Guy was appointed corporate patent manager responsible for managing the intellectual property for a multinational corporation. Dr. Guy has authored numerous references in peer-reviewed journals and has written and prosecuted over 1000 U.S. and foreign patent applications, with more than 300 issued U.S. Patents and numerous foreign patents. His corporate research, management experience and intellectual property backgrounds merge to provide excellent experience in the development of an IP portfolio tailored to augment corporate strategies.

Paul Matysek, Chairman and Director, age 57. Mr. Matysek is a corporate entrepreneur, professional geochemist and geologist with over 30 years of experience in the mining industry. He is currently President and CEO of Goldrock Mines Corp. and has previously held senior executive and director positions with several natural resource exploration and development companies and is a proven company builder. He was recently President and CEO of Lithium One Inc., whose world class lithium development project was in northern Argentina. In July 2012, Lithium One merged with Galaxy Resources of Australia via $112M plan of arrangement to create an integrated lithium company. Prior to Lithium One, Mr. Matysek was the President and CEO of Potash One Inc. where he was the architect of the $434 million friendly takeover of Potash One by K+S Ag, which closed in early 2011. Prior to founding Potash One, Mr. Matysek was the founder, President and CEO of Energy Metals Corporation, a premier uranium company traded on the New York and Toronto Stock Exchanges. While Mr. Matysek was CEO of Energy Metals, it increased its market capitalization from $10 million in 2004 to approximately $1.8 billion when acquired by a larger uranium producer in 2007. Mr. Matysek will devote 25% of his time to the Resulting Issuer.

34

Management

Proposed members of management of the Resulting Issuer will be the same as the directors and executive officers described above under “Information Concerning the Resulting Issuer - Directors and Executive Officers.”

Promoter Consideration

No person or company has been within the two (2) years immediately preceding the date of this Joint Information Circular, a promoter of Dundarave or Subco. John Lando and Dan Blondal took the initiative in founding PLC and arranging for its organization and, accordingly, may be considered to be promoters of PLC and the Resulting Issuer. The number and percentage of Resulting Issuer Shares that will be beneficially owned or controlled, directly or indirectly, by Messrs. Lando and Blondal, and the nature and amount of the items of value, including money, property, contracts, options or rights of any kind, received or to be received by them directly or indirectly from the Resulting Issuer, is set out in this Joint Information Circular.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, no proposed director or officer of the Resulting Issuer or a security holder anticipated to hold a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, within ten (10) years before the date of this Joint Information Circular, has been, a director, officer or promoter of any person or company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days; or

(b)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Paul Matysek was a director of Mandalay Resources Company (“Mandalay”) when a cease trade order was issued against it on February 9, 2004 for failure to file material change reports, a technical report and quarterly and year-end reports in the form required under the Securities Act (British Columbia) and the rules thereunder. On December 23, 2004, the British Columbia Securities Commission revoked the cease trade order, as Mandalay had filed the required documentation. Mr. Matysek resigned as a director of Mandalay on November 17, 2005.

Penalties or Sanctions

No proposed director or officer of the Resulting Issuer, or a security holder anticipated to hold sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, has:

(a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable security holder making a decision about the Transaction or the Arrangement.

35

Personal Bankruptcies

No proposed director or officer of the Resulting Issuer or a security holder anticipated to hold a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, or a personal holding company of any such persons has, within the ten (10) years before the date of this Joint Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

The directors of the Resulting Issuer will be required by law to act honestly and in good faith with a view to the best interests of the Resulting Issuer and to disclose any interests, which they may have in any project or opportunity of the Resulting Issuer. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. To the best of the knowledge of Dundarave and PLC, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Resulting Issuer and its proposed promoters, directors and officers or other proposed members of management of the Resulting Issuer as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Resulting Issuer and their duties as a director or officer of such other companies.

Other Reporting Issuer Experience

The following table sets out the proposed directors and executive officers of the Resulting Issuer that are, or have been within the last five (5) years, directors, officers or promoters of other reporting issuers:

Other Reporting Issuer Experience
Name	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
Lyle Brown	Northern Lion Gold Corp. (BC)	TSXV	Director	June 1998	Present
	New World Resource Corp. (BC)	TSXV	Director	November 2005	Present
	FEC Resources Inc. (Canada)	Nasdaq OTC	Director	October 2013	Present
John Lando	Northern Lion Gold Corp. (BC)	TSXV	Director, President, Corporate Secretary and CEO	March 1998	Present
	New World Resource Corp. (BC)	TSXV	Director, President, Corporate Secretary and CEO	April 2002	Present

Tammy Gillis	New World Resource Corp. (BC)	TSXV	CFO	May 2011	Present
	Northern Lion Gold Corp. (BC)	TSXV	CFO	May 2011	Present
Paul Matysek	Forsys Metals Corp. (ON)	TSX	Director	October 2007	Present
	Nevada Copper Corp. (BC)	TSX	Director	May 2008	Present
	Goldrock Mines Corp. (BC)	TSXV	Director, President & CEO	October 2012	Present
	Arena Minerals Inc. (BC)	TSXV	Director	March 2013	Present
	Sonora Gold & Silver Corp. (BC)	TSXV	Director	September 2010	January 2013
	Aurcana Corporation (Canada)	TSXV	Director	February 2011	October 2013
	Wealth Minerals Ltd. (BC)	TSXV	Director	October 2007	October 2013
	West Africa Iron Ore Corp. (BC)	TSXV	Director	March 2011	September 2013
	Cardero Resource Corp. (BC)	TSX	Director	September 2012	August 2013
	Dunnedin Ventures Inc. (BC)	TSXV	Director	May 2010	March 2013
	Lithium One Inc. (ON)	TSXV	Director	July 2009	July 2012
	Wolverine Minerals Corp. (BC)	TSXV	Director	August 2006	February 2012
	Harvest One Capital Inc. (BC)	NEX	Director	December 2009	January 2012
	NMC Resource Corporation (BC)	TSXV	Director	January 2012	November 2012
	Potash One Inc. (Canada)	TSX	President and CEO	November 2007	January 2011
	EMC Metals Corp. (BC)	TSX	Director	March 2009	May 2010

36

EXECUTIVE COMPENSATION

It is anticipated that, during the 12 month period following completion of the Transaction and the Arrangement, the compensation program of the Resulting Issuer will closely resemble that of Dundarave as described in "Appendix C – Information Concerning Dundarave Resources Inc.". It is anticipated that the Resulting Issuer will enter into new employment agreements with John Lando as President of the Resulting Issuer, Dan Blondal as Chief Executive Officer of the Resulting Issuer, and Tammy Gillis as Chief Financial Officer, which employment agreements would be approved by the independent directors of the Resulting Issuer. At present, there are no employment agreements in effect between PLC and either Mr. Lando, Mr. Blondal, and Ms. Gillis.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, officers or employees of Dundarave, PLC or the proposed directors, officers or employees of the Resulting Issuer nor any of their associates or affiliates is indebted to Dundarave or PLC or will, at the completion of the Transaction and the Arrangement, be indebted to the Resulting Issuer or any of their subsidiaries, nor is any indebtedness of any such person the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Dundarave, PLC, the Resulting Issuer or any of their subsidiaries.

INVESTOR RELATIONS ARRANGEMENTS

The Resulting Issuer has not entered into (and does not presently intend to enter into) any written or oral agreement or understanding with any person or company to provide any promotional or investor relation services for the Resulting Issuer or its securities.

OPTIONS TO PURCHASE SECURITIES

Options to Purchase Securities

At the Effective Time on the Effective Date, New Options will be granted to five (5) directors of the Resulting as follows:

37

Name	Number of New Options (#)	Exercise Price ($)	Expiry Date
Dan Blondal	750,000	$0.25	5 years from the date of grant
Lyle Brown	100,000	$0.25	5 years from the date of grant
Dr. Joseph Guy	100,000	$0.25	5 years from the date of grant
John Lando	750,000	$0.25	5 years from the date of grant
Paul Matysek	750,000	$0.25	5 years from the date of grant

At the Effective Time on the Effective Date, New Options will be granted to one (1) officer of the Resulting Issuer as follows:

Name	Number of New Options (#)	Exercise Price ($)	Expiry Date
Tammy Gillis	175,000	$0.25	5 years from the date of grant

At the Effective Time on the Effective Date, 200,000 New Options with an exercise price of $0.25 per Resulting Issuer Share will be granted to two (2) employees/consultants of the Resulting Issuer, such options to expire five (5) years from the date of grant.

Stock Option Plan

The Resulting Issuer’s Stock Option Plan, attached hereto as Appendix “N”, has been established (assuming Dundarave receives Dundarave Shareholder approval – Please see “Particulars of Matters to be Acted Upon – Approval of Resulting Issuer’s Stock Option Plan”) to provide incentive to directors, executive officers, employees or service providers of the Resulting Issuer to increase their proprietary interest in the Resulting Issuer and thereby encourage their continuing association with the Resulting Issuer. In addition, the Resulting Issuer’s Stock Option Plan has been established to reduce the cash compensation the Resulting Issuer would otherwise have to pay. The Resulting Issuer’s Option Plan permits the Resulting Issuer to grant options for the purchase of Resulting Issuer Shares pursuant to option agreements.

The Board has established an incentive stock option plan reserving up to a maximum of 12% of the issued and outstanding Resulting Issuer Shares. Under the Resulting Issuer’s Stock Option Plan, a maximum of 5,375,236 Resulting Issuer Shares, or such greater number being 12% of the outstanding Resulting Issuer Shares as at the Effective Date and the Effective Time, are proposed to be reserved for issuance on the exercise of Resulting Issuer Options, assuming a maximum subscription under the Dundarave Private Placement.

Terms of the Resulting Issuer’s Stock Option Plan

The following is a summary of the material terms of the Resulting Issuer’s Stock Option Plan:

Eligible Participants. Resulting Issuer Options may be granted under the Resulting Issuer’s Stock Option Plan to Resulting Issuer Directors, Resulting Issuer Employees, Resulting Issuer Consultants or management company employees. The Resulting Issuer Board, in its discretion, determines which of the Resulting Issuer Directors, Resulting Issuer Employees, Resulting Issuer Consultants or management company employees will be awarded options under the Resulting Issuer’s Stock Option Plan.

Number of Shares Reserved. The number of Resulting Issuer Shares which may be issued pursuant to Resulting Issuer Options may not exceed 5,375,236 Resulting Issuer Shares, or such greater number being 12% of the outstanding Resulting Issuer Shares as at the Effective Date and the Effective Time, assuming a maximum subscription under the Dundarave Private Placement. Resulting Issuer Options which are cancelled or expire prior to exercise continue to be issuable under the Resulting Issuer’s Stock Option Plan.

38

Limitations. Under the Resulting Issuer’s Stock Option Plan, the aggregate number of Resulting Issuer Options granted to any one person in a 12 month period must not exceed five percent (5%) of the issued and outstanding Resulting Issuer Shares, calculated on the date the Resulting Issuer Options are granted. The aggregate number of Resulting Issuer Options granted to any one Resulting Issuer Consultant in a 12 month period must not exceed two percent (2%) of the issued and outstanding Resulting Issuer Shares, calculated at the date the Resulting Issuer Options are granted. The aggregate number of Resulting Issuer Options granted to all persons retained to provide investor relations services to the Resulting Issuer (including Resulting Issuer Consultants and Resulting Issuer Employees or Resulting Issuer Directors whose role and duties primarily consist of providing investor relations services) must not exceed two percent (2%) of the issued and outstanding Resulting Issuer Shares in any 12 month period, calculated at the date Resulting Issuer Options are granted to any such person.

Term of Options. Subject to the termination and change of control provisions noted below, the terms of any Resulting Issuer Options is determined by the Resulting Issuer Board and may not exceed ten (10) years from the date of grant.

Exercise Price. The exercise price of Resulting Issuer Options is determined by the Resulting Issuer Board, provided that it is not less than the ‘market value’ of the Resulting Issuer Shares prior to the date on which the Resulting Issuer Options are granted, or, if the Resulting Issuer Shares are no longer listed on any exchange, then ‘market value’ will be the fair market value of the Resulting Issuer Shares as determined by the Resulting Issuer Board, acting reasonably. The exercise price of Resulting Issuer Options granted to insiders may not be decreased without disinterested shareholder approval at the time of the proposed amendment.

Vesting. All Resulting Issuer Options will be subject to such vesting requirements as may be prescribed by the applicable exchange, if applicable, or as may be imposed by the Resulting Issuer Board.

Termination. Any Resulting Issuer Options will terminate upon the earliest of:

(a)	such date as the Resulting Issuer Board has fixed when the Resulting Issuer Option is granted, provided that the date is no more than one (1) year from the Cessation Date to hold the option;
(b)	the end of the term of the Resulting Issuer Option;
(c)	if the Cessation Date is as a result of dismissal for cause or regulatory sanction, then immediately on the Cessation Date; or
(d)	if the Cessation Date is as a result of death or disability, then the date that is one (1) year from the date of such death or disability.

ESCROWED SECURITIES

The following table summarizes information concerning escrowed securities held by principals and founders of the Resulting Issuer prior to and after giving effect to the Transaction and the Arrangement:

		Prior to Giving Effect to the Transaction		After Giving Effect to the Transaction Assuming Min. Subscription in Dundarave Private Placement		After Giving Effect to the Transaction Assuming Max. Subscription in Dundarave Private Placement
Name of Municipality of Residence of Security holder	Designation of Class	Number of Securities held in Escrow (#)	Percentage of Class (%)	Number of Securities to be held in Escrow (#)	Percentage of Class (%)	Number of Securities to be held in Escrow (#)	Percentage of Class (%)
Dan Blondal Toronto, Ontario, Canada	Common shares	Nil	Nil	1,120,000	2.75%	1,120,000	2.50%
Lyle Brown Vancouver, British Columbia, Canada	Common Shares	Nil	Nil	132,267	0.32%	132,267	0.30%
John Lando North Vancouver, British Columbia, Canada	Common shares	Nil	Nil	320,000	0.78%	320,000	0.71%
Paul Matysek West Vancouver, British Columbia, Canada	Common shares	Nil	Nil	596,582	1.46%	596,582	1.33%
Sterling Pacific Capital Inc. Vancouver, British Columbia, Canada	Common Shares	Nil	Nil	1,600,000	3.92%	1,600,000	3.57%
New World Resource Corp. Vancouver, British Columbia, Canada	Common Shares	Nil	Nil	1,600,000	3.92%	1,600,000	3.57%
Lithium Ion Power LLC Gastonia, North Carolina, USA	Common Shares	Nil	Nil	1,040,000	2.55%	1,040,000	2.32
Total	Common Shares	Nil	Nil	6,408,849	15.71%	6,408,849	14.31%

39

Up to an additional 3,221,582 Resulting Issuer Shares will also be subject to escrow on exercise of 2,625,000 New Options and 596,582 Dundarave Warrants held by principals of the Resulting Issuer.

The Resulting Issuer Shares, Resulting Issuer Options, Resulting Issuer Warrants and Dundarave Warrants placed in Tier 2 Value Escrow will be held in escrow by Computershare Investor Services Inc., which will release them as follows:

Percentage (%)	Release Date
10%	At the Time of TSXV Bulletin
15%	6 Months from TSXV Bulletin
15%	12 Months from TSXV Bulletin
15%	18 Months from TSXV Bulletin
15%	24 Months from TSXV Bulletin
15%	30 Months from TSXV Bulletin
15%	36 Months from TSXV Bulletin

AUDITOR(S), TRANSFER AGENT(S) AND REGISTRAR(S)

Auditor

The Resulting Issuer’s auditor will be Davidson & Company LLP, Chartered Accountants, located at Suite 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, V7Y 1G6.

Transfer Agent and Registrar

The Resulting Issuer’s transfer agent and registrar will be Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

40

GENERAL MATTERS

Agent Relationship

Please see “Information Concerning Dundarave Resources Inc. – General Development of the Business – Financing” for more detailed information on the agent.

Experts

Opinions

•	D&H Group LLP, Chartered Accountants, audited the financial statements of Dundarave for its financial years ended December 31, 2013, 2012 and 211; and

The above opinion may be inspected without charge at the head office of Dundarave in Vancouver during normal business hours until closing of the Transaction and the Arrangement, and for a period of 30 days thereafter at the head office of the Resulting Issuer and are also available on the SEDAR website at www.sedar.com.

•	Davidson & Company LLP, Chartered Accountants, audited the financial statements of PLC for its financial years ended March 31, 2014, 2013 and 2012.

The above opinion may be inspected without charge at the head office of PLC in Vancouver during normal business hours until closing of the Transaction and the Arrangement, and for a period of 30 days thereafter at the head office of the Resulting Issuer.

Interest of Experts

To Dundarave’s knowledge, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Joint Information Circular or as having prepared or certified a report or valuation described or included in this Joint Information Circular holds any beneficial interest, direct or indirect, in any securities or property of Dundarave, PLC or the Resulting Issuer or an associate or affiliate of the foregoing.

Other Material Facts

There are no other material facts about Dundarave, PLC, the Resulting Issuer, the Transaction, the Arrangement or the Amalgamation that have not been disclosed in this Joint Information Circular.

Board Approval

The contents and sending of this Joint Information Circular have been approved by the Board and the board of directors of PLC. Where information contained in this Joint Information Circular rests particularly within the knowledge of a person or company other than Dundarave or PLC, Dundarave and/or PLC have relied upon information furnished by such person or company.

41

APPENDIX “A” – DISSENT RIGHTS

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

DIVISION 2 – DISSENT PROCEEDINGS

Definitions and application

237	(1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

          "payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238	(1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

A 1

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)  dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239	(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

A 2

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240	(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

A 3

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241	If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242	(1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

A 4

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243	(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244	(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

A 5

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245	(1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

A 6

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246	The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

A 7

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247	If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

A 8

APPENDIX “B” - PRO FORMA FINANCIAL STATEMENTS

UNAUDITED

PRO-FORMA CONSOLIDATED

FINANCIAL STATEMENTS

JUNE 30, 2014

(Expressed in Canadian Dollars)

604.669.2701 info@perfectlithium.com	Suite 620 – 650 W Georgia St  Vancouver  Canada V6B 4N9

PERFECT LITHIUM CORP.

PRO-FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

(Expressed in Canadian Dollars)

	Perfect Lithium Corp. as at June 30, 2014	Dundarave Resources Inc. as at June 30, 2014	Note	Pro-forma Adjustments	Pro-forma Consolidated
	$	$		$	$
ASSETS

Current assets
Cash and cash equivalents	217,357	167,464	2(b)	(20,000)
			2(d)	235,000
			2(e)	1,825,000	2,424,821
Marketable securities	-	5,500		-	5,500
Mining exploration tax credit receivable	-	4,007		-	4,007
Receivables	1,672	5,297		-	6,969
Prepaid expenses	18,514	-		-	18,514

Total current assets	237,543	182,268		2,040,000	2,459,811

Equipment	230,979	-		-	230,979

Total assets	468,522	182,268		2,040,000	2,690,790

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities	58,779	3,193		-	61,972

Equity
Share capital	2,928,606	16,491,676	2(b)	1,285,748
			2(b)	(16,491,676)
			2(b)	56,250
			2(c)	15,000
			2(d)	235,000
			2(e)	1,825,000
			2(e)	(53,613)	6,291,991
Equity reserves	48,615	154,000	2(b)	(154,000)
			2(b)	(45,911)
			2(e)	53,613
			2(f)	525,136	581,453
Deficit	(2,567,478)	(16,466,601)	2(b)	16,466,601
			2(b)	45,911
			2(b)	(1,182,923)
			2(c)	(15,000)
			2(f)	(525,136)	(4,244,626)

Total Equity	409,743	179,075		2,040,000	2,628,818

Total liabilities and equity	468,522	182,268		2,040,000	2,690,790

The accompanying notes are an integral part of these consolidated pro-forma financial statements.

PERFECT LITHIUM CORP.

PRO-FORMA CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (unaudited)

(Expressed in Canadian Dollars)

	Perfect Lithium Corp. Year Ended March 31, 2014		Dundarave Resources Inc. Year Ended December 31, 2013	Note	Pro-forma Adjustments	Pro-forma Consolidated
	$		$		$	$

OPERATING EXPENSES
Consulting	84,000		83,420	2(c)	15,000	182,420
Depreciation	-		366		-	366
Investor relations	2,949		790		-	3,709
Listing expense	-		-	2(b)	1,182,923	1,182,923
Office and miscellaneous	13,112		1,240		-	14,352
Professional fees	75,385		18,830		-	94,215
Research and development	663,783		-		-	663,783
Salary and benefits	101,868		-		-	101,868
Share-based payments	-	-	-	2(f)	525,136	525,136
Transfer agent and filing fees	21,130		11,403		-	32,533
Travel	24,483		19		-	24,502

Operating expenses	(986,710)		(116,038)		(1,723,059)	(2,825,807)

Interest income	1,227		2,115		-	3,342
Unrealized loss on marketable securities	-		(36,000)		-	(36,000)
	1,227		(33,885)		-	(32,658)

Loss and comprehensive loss for the period	(985,483)		(149,923)		(1,723,059)	(2,858,465)

Basic and diluted loss per common share						(0.07)

The accompanying notes are an integral part of these consolidated pro-forma financial statements.

PERFECT LITHIUM CORP.

PRO-FORMA CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (unaudited)

(Expressed in Canadian Dollars)

SIX MONTHS ENDED JUNE 30, 2014

	Perfect Lithium Corp.	Dundarave Resources Inc.	Note	Pro-forma Adjustments	Pro-forma Consolidated
	$	$		$	$

OPERATING EXPENSES
Consulting	42,750	36,000	2(c)	15,000	93,750
Listing expense	-	-	2(b)	1,182,923	1,182,923
Office and miscellaneous	10,159	1,174		-	11,333
Professional fees	98,076	23,212		-	121,288
Research and development	309,168	-		-	309,168
Salary and benefits	62,030	-		-	62,030
Share-based payment	-	-	2(f)	525,136	525,136
Transfer agent and filing fees	21,130	13,182		-	34,312
Travel	11,249	-		-	11,249

Operating expenses	(554,562)	(73,568)		(1,723,059)	(2,351,189)

Interest income	1,751	952		-	2,703
Loss on disposal of equipment	-	(731)		-	(731)
Unrealized gain on marketable securities	-	1,500		-	1,500
Write-off of exploration and evaluation assets	-	(551,157)		-	(551,157)
	1,751	(549,436)		-	(547,685)

Loss and comprehensive loss for the period	(552,811)	(623,004)		(1,723,059)	(2,898,874)

Basic and diluted loss per common share					(0.07)

The accompanying notes are an integral part of these consolidated pro-forma financial statements.

PERFECT LITHIUM CORP.

NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(Expressed in Canadian Dollars)

JUNE 30, 2014

1.	BASIS OF PRESENTATION

The accompanying unaudited pro-forma consolidated financial statements of Perfect Lithium Corp. (“Perfect Lithium” or the “Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The statement of financial position does not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

The pro-forma consolidated financial statements are derived from information from the financial statements of Perfect Lithium and the financial statements of Dundarave Resources Inc. (“Dundarave”), using the same accounting policies as described in Perfect Lithium’s annual financial statements, together with the other information available to the Company.

The unaudited pro-forma consolidated statement of financial position has been prepared for inclusion in an Information Circular dated November 28, 2014, in conjunction with the Plan of Arrangement (the “Arrangement”), whereby the Arrangement will result in the transaction (the “Transaction”) Perfect Lithium will amalgamate with 1019491 B.C. Ltd., a wholly owned subsidiary of Dundarave, to form a newly formed entity (“Amalco”) and Dundarave change its name to “Nano One Materials Corp” (the “Resulting Issuer”). The Transaction is considered a takeover of Dundarave by Perfect Lithium. The transaction is considered, from an accounting perspective, to be an asset acquisition with Perfect Lithium Corp. acquiring the net assets of Dundarave and continuing as Perfect Lithium.

The unaudited pro-forma consolidated financial statements of the Company have been compiled from and include:

(a)	Dundarave’s audited financial statements as at December 31, 2013 and for the year then ended.

(b)	Dundarave’s unaudited interim financial statements as at June 30, 2014 and for the six months then ended.

(c)	Perfect Lithium’s audited financial statements as at March 31, 2014 and for the year then ended.

(d)	The unaudited statement of comprehensive loss of Perfect Lithium for the six months ended June 30, 2014, derived from the audited statements described in (c) and Perfect Lithium’s unaudited financial statements as at June 30, 2014 and for the three months then ended.

(e)	The additional information set out in Note 2.

The unaudited pro-forma consolidated financial statements has been prepared for illustrative purposes only and may not be indicative of the combined entities’ financial position and results of operations that would have occurred if the acquisition had been in effect at the date indicated as set out in Note 2.

2.	PRO-FORMA TRANSACTIONS

The pro-forma consolidated financial statements were prepared based on the following assumptions:

(a)	The unaudited pro-form consolidated statement of financial position gives effect to the acquisition of Dundarave by Perfect Lithium as if it had occurred on June 30, 2014. The unaudited pro-forma consolidated statements of operations give effect to the acquisition as if it occurred on the first day of the periods presented.

PERFECT LITHIUM CORP.

NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(Expressed in Canadian Dollars)

JUNE 30, 2014

(b)	Perfect Lithium, Dundarave and 1019491 B.C. Ltd., a wholly owned subsidiary of Dundarave have entered into an agreement pursuant to which Perfect Lithium and 1019491 B.C. Ltd. will amalgamate to form Amalco which will be a wholly owned subsidiary of Dundarave and Dundarave will change its name to “Nano One Materials Corp.”. It is contemplated that the proposed transaction (the “Transaction”) will result in the issuance of approximately 32.6 million Resulting Issuer common shares to former shareholders of Dundarave and Perfect Lithium corporations based on the following exchange share ratios:

(i)	For every one common share of Perfect Lithium shareholders will received 0.80 Resulting Issuer common shares; and

(ii)	For every one common share of Dundarave shareholders will receive 0.50 Resulting Issuer common shares.

After completing the Transactions, the former shareholders of Perfect Lithium will hold approximately 68% of the Resulting Issuer. Accordingly, the Transaction is considered a takeover of Dundarave by Perfect Lithium. The transaction will be treated as an asset acquisition, from an accounting perspective. Dundarave shareholders will be issued approximately 5.1 million shares of the Resulting Issuer, valued at approximately $1,286,000. The acquisition price reflects the market price of Perfect Lithium’s common shares based on the non-brokered private placement with a minimum price of $0.25 share or unit that will be completed upon completion of the Transaction. The final acquisition price will be based on the market price and Dundarave shares outstanding on the closing date.

The Resulting Issuer will issue 225,000 post consolidation shares at the market price on the closing date and pay $20,000 to Mackie Research Capital Corporation for advisory finders fee. It is anticipated that all previously outstanding options of Perfect Lithium with a fair value of $45,911 and Dundarave with a fair value of $154,000 will be cancelled as part of the transaction. It is anticipated that all outstanding warrants of Perfect Lithium will be exchanged for warrants to purchase common shares of the Resulting Issuer with the appropriate adjustments to the number and price of shares that may be acquired upon exercise thereof to reflect the 0.80 exchange share ratio.

The fair value of the net assets of Dundarave to be acquired will ultimately be determined on the closing date. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material. The preliminary acquisition cost has been determined as follows:

Acquisition Costs:
Common shares issued	$ 1,285,748
Advisory finders fee	76,250

$ 1,361,998

The total purchase price of $1,361,998 has been allocated as follows:

Cash	$ 167,464
Marketable securities	5,500
Accounts receivable	5,297
Mining exploration tax credit	4,007
Accounts payable	(3,193)
Listing expense	1,182,923

$ 1,361,998

PERFECT LITHIUM CORP.

NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(Expressed in Canadian Dollars)

JUNE 30, 2014

(c)	On August 6, 2014, Perfect Lithium issued 100,000 common shares (pre-consolidation) with a value of $15,000 to Êon Consultants Ltd. pursuant to a Consulting Agreement.

(d)	On August 26, 2014, Perfect Lithium completed a non-brokered private placement of 1,566,668 units (pre-consolidation) of the Company at a price of $0.15 each, for gross proceeds of $235,000. Each unit consisted of one common share and one common share purchase warrant to purchase an additional common share for a period of 18 months at a price of $0.28. In the event that the Company has not listed on a stock exchange by 12 months from closing, each purchaser of units shall receive an adjustment of the common shares received in connection with the subscription agreement equal to an additional 35% of the common share originally issued to each purchaser.

(e)	In connection with the Transaction, as a condition to Closing, the Resulting Issuer intends to complete a post consolidation private placement which will be offered at a minimum price of $0.25 per unit (a “Unit”) for gross proceeds of up to $3,000,000, subject to minimum proceeds of $2,000,000. Each Unit will consist of one post consolidation Resulting Issuer share and one-half of a post consolidation Resulting Issuer warrant, whereby each whole post consolidation Resulting Issuer warrant will, at the election of the holder, be exercisable by the holder thereof: (i) at any time within twelve months following the closing to acquire one post consolidation Resulting Issuer share at an exercise price of $0.40 per post consolidation Resulting Issuer share and (ii) at any time between twelve and twenty-four months following the closing into one post consolidation Resulting Issuer Share at an exercise price of $0.50 per post consolidation Resulting Issuer share. The Resulting Issuer intends to pay $130,000 in commission and issue agent's compensation options entitling the agent to acquire up to 520,000 Resulting Issuer shares. Each compensation option will, at the election of the agent (i) be exercisable at any time within twelve months following the closing to acquire one post consolidation Resulting Issuer share at an exercise price of $0.40 per post consolidation Resulting Issuer share and (ii) at any time between twelve and twenty-four months following the closing into one post consolidation Resulting Issuer share at an exercise price of $0.50 per post consolidation Resulting Issuer share. These compensation options have a fair value of $53,613. Other share issue costs are estimated to total $45,000.

(f)	In connection with the Transaction, as a condition to Closing, the Resulting Issuer intends to issue directors, officers, employees and consultants (the “Option Holders”) stock options entitling the Option Holders to acquire up to 2,825,000 Resulting Issuer common shares exercisable at $0.25 per share for a period of five years from the closing of the Transaction. These stock options have a fair value of $525,136.

3.	COMMON STOCK AND SHARE COMPENSATION RESERVE

Capital stock as at June 30, 2014, in the unaudited pro-forma consolidated statements is comprised of the following:

	Number of Shares	Capital Stock
Authorized Unlimited common shares without par value
Issued
Assumed common shares issued to Perfect Lithium shareholders	27,425,640	$ 3,178,606
Assumed common shares issued to Dundarave shareholders	5,142,994	1,285,748
Resulting Issuer advisory finders fee	225,000	56,250
Resulting Issuer private placement (net of share issuance costs of $175,000)	8,000,000	1,825,000
Resulting Issuer fair value of compensation options	-	(53,613)

	40,793,634	$ 6,291,991

PERFECT LITHIUM CORP.

NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(Expressed in Canadian Dollars)

JUNE 30, 2014

4.	WARRANTS

For the purpose of the unaudited pro-forma consolidated statements, warrants outstanding are comprised of the following:

Issued date	Balance post consolidation	Exercise price post consolidation $	Expiry date
November 27, 2013	22,400	0.3125	November 27, 2015
August 26, 2014	1,253,334	0.35	February 26, 2016
Upon completion	5,142,994	0.40	2 years from completion
Upon completion	4,000,000	0.40	2 years from completion
	10,418,728

5.	COMPENSATION OPTIONS

For the purpose of the unaudited pro-forma consolidated statements, compensation options outstanding are comprised of the following:

Issued date	Balance post consolidation	Exercise price post consolidation $	Expiry date
Upon Completion	520,000	0.40	2 years from completion

6.	STOCK OPTIONS

For the purpose of the unaudited pro-forma consolidated statements, stock options outstanding are comprised of the following:

Issue date	Balance post consolidation	Exercise price post consolidation $	Expiry date
Upon completion	2,825,000	0.25	5 years from completion

7.	LOSS PER SHARE

For the purposes of the unaudited pro forma consolidated financial statements, the loss per share has been calculated using the weighted average number of shares which would have been outstanding during the six months ended June 30, 2014 after giving effect to the transactions described in Note 2 as if they occurred on December 31, 2013.

8.	PRO-FORMA EFFECTIVE INCOME TAX RATE

The pro-forma effective income tax rate that will be applicable to the operations of the Company is 26.00%.

APPENDIX “C”

INFORMATION CONCERNING DUNDARAVE RESOURCES INC.

CORPORATE STRUCTURE

Name and Incorporation

Dundarave was incorporated in the Province of Alberta on November 5, 1987 under the name “Lomico International Inc.”. On December 19, 1995, it changed its name to “Jaba Inc.”. On February 17, 2000, it changed its name to “Consolidated Jaba Inc.”. On August 12, 2003, it changed its name to “Providence Exploration Inc.”. On December 4, 2003, it changed its name to “Jaba Exploration Inc.”. On September 8, 2004, Dundarave continued into the province of British Columbia. On December 16, 2004, it changed its name to “Dundarave Resources Inc.”.

The head office of Dundarave is located at Suite 2300 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3. The registered and records office of Dundarave is located at Suite 1200 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8. Dundarave is a reporting issuer in each of the Provinces of British Columbia and Alberta.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Since incorporation, Dundarave has been a junior resource company primarily engaged in the acquisition and exploration of mineral properties.

In 2006, Dundarave decided not to proceed with all of its mineral properties, including properties in Mexico, United States, Argentina, and Canada.

On October 3, 2007, Dundarave entered into an agreement with ENPAR Technologies Inc. to acquire an option on the exclusive worldwide license to ENPAR ExtrEL Technology and all related intellectual property, as it relates to the recovery and the extraction of nickel and the associated by-products contained in nickel sulphide mine tailings.

On July 8, 2010, Dundarave and ENPAR Technologies Inc. mutually agreed to terminate the licence agreement.

On January 27, 2012, Dundarave entered into an option agreement (the “Option Agreement”) with certain vendors to acquire a 100% interest in 18 contiguous mineral claims located north of the town of Merritt, British Columbia, known as the Jesse Creek property, subject to a two percent (2%) net smelter return royalty. The Jesse Creek property is located in the central part of the Nicola Volcanic Belt, midway between the Afton and Copper Mountain porphyry copper gold deposits. The Jesse Creek property covers approximately 6,000 hectares.

Pursuant to the Option Agreement, Dundarave had the option to acquire the Jesse Creek property in consideration for total cash payments of $1,075,000 and the issuance of 1,700,000 Dundarave Shares to the vendors on the following schedule:

•	$40,000 was paid on signing of the Option Agreement;
•	$35,000 payable on or before 30 days of signing the Option Agreement;
•	200,000 Dundarave Shares upon TSXV acceptance of the Option agreement;
•	an additional $100,000 and 200,000 Dundarave Shares on or before the first (1st) anniversary date of the Option Agreement;
•	an additional $200,000 and 300,000 Dundarave Shares on or before the second (2nd) anniversary date of Option Agreement;
•	an additional $300,000 and 400,000 Dundarave Shares on or before the third (3rd) anniversary date of the Option Agreement; and
C 1

•	an additional $400,000 and 600,000 Dundarave Shares on or before the fourth (4th) anniversary date of the Option Agreement.

The Option Agreement also provided for a two percent (2%) net smelter return royalty (the “NSR”) in favour of the vendors. The Company may elect to purchase, at any time from the vendors one-half (1/2) of the NSR on the Jesse Creek property, thereby reducing the NSR to one percent (1%) respectively, upon the total payment to the vendors of $1,000,000.

On March 31, 2014, the Company terminated its option on the Jesse Creek property. The payment and share issuance, due under the Option Agreement in March of 2014, were not made.

Since March 2014, Dundarave’s management has been considering potential acquisition opportunities with a view to completing an acquisition and commencing active business operations. The proposed Transaction will result in the reorganization of Dundarave and PLC and the acquisition of the business of PLC by Dundarave. PLC’s business of developing and commercializing its technology will be the business of the Resulting Issuer after completion of the Transaction.

Financing

Dundarave engaged Mackie to act as the lead agent in connection with the Dundarave Private Placement in accordance with the Financing Agreement. Pursuant to the Financing Agreement, Mackie will receive a commission equal to six and a half percent (6.5%) of the gross proceeds of the Dundarave Private Placement and non-transferable Dundarave Warrants in an amount equal to six and a half percent (6.5%) of the Units issued pursuant to the Dundarave Private Placement. Each whole Dundarave Warrant will, at the election of Mackie, be exercisable by Mackie: (i) at any time within twelve (12) months following the Effective Date to acquire one (1) Post-Consolidation Dundarave Share at an exercise price of $0.40 per Post-Consolidation Dundarave Share and (ii) at any time between twelve (12) and twenty-four (24) months following the Effective Date into one (1) Post-Consolidation Dundarave Share at an exercise price of $0.50 per Post-Consolidation Dundarave Share. Any Dundarave Warrant which is not exercised prior to the expiry of twenty-four (24) months following the Effective Date will be cancelled without payment of any consideration to Mackie. Dundarave will also pay the reasonable expenses incurred by Mackie in connection with the Dundarave Private Placement up to $45,000, of which $12,500 was paid by Dundarave on signing of the Financing Agreement.

Dundarave engaged Mackie to act as an advisor in connection with the transaction in accordance with the Advisory Agreement. Pursuant to the Advisory Agreement, on closing of the Transaction, Dundarave will pay a finder’s fee to Mackie in an amount equal to 225,000 Post-Consolidation Dundarave Shares for introducing Dundarave to PLC.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected Financial Information

The following table summarizes certain financial information of Dundarave for the six (6) months ended June 30, 2014 and for financial years ended December 31, 2013, 2012 and 2011:

	6 Months Ended June 30, 2014 ($)	Year Ended December 31, 2013 ($)	Year Ended December 31, 2012 ($)	Year Ended December 31, 2011 ($)
Total Expenses	(73,568)	(116,038)	(174,588)	(124,135)
Amounts Deferred in Connection with the Transaction	Nil	Nil	Nil	Nil

C 2

Management’s Discussion and Analysis

Dundarave’s annual MD&A for the financial year ended December 31, 2013 and the six (6) month interim period ended June 30, 2014 is attached hereto as Appendix “I” and Appendix “J”, respectively.

DESCRIPTION OF THE SECURITIES

The authorized capital of Dundarave consists of an unlimited number of Dundarave Shares without par value. The holders of Dundarave Shares are entitled to dividends, if, as and when declared by the Board, to one vote per share at meetings of the shareholders of Dundarave and, upon dissolution, to share equally in such assets of Dundarave as are distributable to the holders of Dundarave Shares. All Dundarave Shares outstanding after completion of the Transaction and the Arrangement will be fully paid and non-assessable.

STOCK OPTION PLAN

Dundarave’s shareholders approved its stock option plan on February 3, 2014 (the “Stock Option Plan”). Under the Stock Option Plan, a maximum of ten percent (10%) of the issued and outstanding Dundarave Shares are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of Dundarave Shares reserved for issuance under the Stock Option Plan increases with the issue of additional Dundarave Shares, the Stock Option Plan is considered to be a “rolling” stock option plan.

Terms of the Stock Option Plan

The following is a summary of the material terms of the Stock Option Plan:

Eligible Participants. Options may be granted under the Stock Option Plan to directors or officers of Dundarave or an affiliate of Dundarave (collectively, the “Directors”), employees of Dundarave (collectively, the “Employees”) consultants of Dundarave or its affiliate (collectively, the “Consultants”) or management company employees The Board, in its discretion, determines which of the Directors, Employees, Consultants or management company employees will be awarded options under the Stock Option Plan.

Number of Shares Reserved. The number of Dundarave Shares which may be issued pursuant to options granted under the Stock Option Plan may not exceed ten percent (10%) of the issued and outstanding Dundarave Shares. Options which are cancelled or expire prior to exercise continue to be issuable under the Stock Option Plan.

Limitations. Under the Stock Option Plan, the aggregate number of options granted to any one person in a 12 month period must not exceed five percent (5%) of the issued and outstanding shares of Dundarave, calculated on the date the options are granted. The aggregate number of options granted to any one Consultant in a 12 month period must not exceed two percent (2%) of the issued and outstanding shares of Dundarave, calculated at the date the options are granted. The aggregate number of options granted to all persons retained to provide investor relations services to Dundarave (including Consultants and Employees or Directors whose role and duties primarily consist of providing investor relations services) must not exceed two percent (2%) of the issued and outstanding shares of Dundarave in any 12 month period, calculated at the date options are granted to any such person.

Term of Options. Subject to the termination and change of control provisions noted below, the terms of any options granted under the Stock Option Plan is determined by the Board and may not exceed ten (10) years from the date of grant.

Exercise Price. The exercise price of options granted under the Stock Option Plan is determined by the Board, provided that it is not less than the ‘market value’ of the Dundarave Shares prior to the date on which the option are granted, or, if the Dundarave Shares are no longer listed on any exchange, then ‘market value’ will be the fair market value of the Dundarave Shares as determined by the Board, acting reasonably. The exercise price of options granted to insiders may not be decreased without disinterested shareholder approval at the time of the proposed amendment.

C 3

Vesting. All options granted pursuant to the Stock Option Plan will be subject to such vesting requirements as may be prescribed by the applicable exchange, if applicable, or as may be imposed by the Board.

Termination. Any options granted pursuant to the Stock Option Plan will terminate upon the earliest of:

(a)	such date as the Board has fixed when the option is granted, provided that the date is no more than one year from the date on which the holder ceases to be eligible (the “Cessation Date”) to hold the option;
(b)	the end of the term of the option;
(c)	if the Cessation Date is as a result of dismissal for cause or regulatory sanction, then immediately on the Cessation Date; or
(d)	if the Cessation Date is as a result of death or disability, then the date that is one year from the date of such death or disability.

PRIOR SALES

Prior Sales

Dundarave has not sold any securities within the 12 months prior to the date of this Joint Information Circular.

STOCK EXCHANGE PRICE

Dundarave Shares are currently listed on the TSXV under the symbol “DDX”. The following table sets out the market price range and trading volumes of the shares for the periods indicated:

Period	High ($)	Low ($)	Volume
October 2014	0.25	0.25	0
September 2014	0.25	0.25	0
August 2014	0.25	0.25	0
July 2014	0.11	0.11	0
Quarter Ended June 30, 2014	0.115	0.115	0
Quarter Ended March 31, 2014	0.14	0.14	0
Quarter Ended December 31, 2013	0.095	0.095	5
Quarter Ended September 30, 2013	0.105	0.105	0
Quarter Ended June 30, 2013	0.11	0.11	0
Quarter Ended March 31, 2013	0.20	0.20	16
Quarter Ended December 31, 2012	0.20	0.20	0

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General

Dundarave’s compensation philosophy for NEOs is designed to attract well qualified individuals in what is essentially an international market by paying competitive base management fees plus short and long term incentive compensation in the form of stock options or other suitable long form incentives. In making its determinations regarding the various elements of executive compensation, the Board has access to and relies on published studies of compensation paid in comparable businesses.

C 4

The duties and responsibilities of the President and CEO are typical of those of a business entity of Dundarave’s size in a similar business and include direct reporting responsibility to the Chairman of the Board, overseeing the activities of all other executive and management consultants, representing Dundarave, providing leadership and responsibility for achieving corporate goals and implementing corporate policies and initiatives.

Compensation Program Objectives

The objectives of Dundarave’s executive compensation program are as follows:

•	to attract, retain and motivate talented executives who create and sustain Dundarave’s continued success;
•	to align the interests of Dundarave’s executives with the interests of Dundarave’s shareholders; and
•	to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Overall, the executive compensation program aims to design executive compensation packages that meet executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics. Dundarave will not be generating significant revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability, is not considered by Dundarave to be appropriate in the evaluation of the performance of the NEOs.

The Board has not considered the implications of the risks associated with Dundarave’s compensation policies and practices. Since Dundarave has not generated significant revenues from operations for a significant period of time and because Dundarave has not paid significant compensation to its executives, the Board feels that it is unnecessary to consider the implications of the risks associated with Dundarave’s compensation policies.

Compensation Program Purpose

Dundarave’s executive compensation program has been designed to reward executives for reinforcing Dundarave’s business objectives and values, for achieving Dundarave’s performance objectives and for their individual performances.

Financial Instruments

NEO’s and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Option Based Awards

Stock options are granted to provide an incentive to the directors, officers, employees and consultants of Dundarave to achieve the longer-term objectives of Dundarave; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of Dundarave; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in Dundarave. Dundarave awards stock options to its executive officers based upon the recommendation of the Board. Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Board.

Summary Compensation Table

As at December 31, 2013, the end of the most recently completed financial year of Dundarave, Dundarave had two (2) NEOs, whose names and positions held within Dundarave are set out in the summary compensation table below.

The following table sets forth the total compensation paid to or earned by the NEOs for Dundarave’s most recently completed financial year and the preceding two (2) fiscal years:

C 5

Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-Equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long term incentive plans
Paul Matysek President and CEO	2013 2012 2011	36,000 36,000 36,000	Nil Nil Nil	Nil 10,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	36,000 46,000 36,000
George Lim CFO	2013 2012 2011	36,000 36,000 36,000	Nil Nil Nil	Nil 7,500 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	36,000 43,500 36,000
(1)	The determination of the value of option awards is based upon the Black-Scholes Option-pricing model, details and assumptions of which are set out in Note 7 to the Company`s financial statements for the fiscal year ended December 31, 2013.

Outstanding Share-Based Awards and Option-Based Awards

The following table contains information on outstanding option-based awards granted to the NEOs which were outstanding as at the financial year ended December 31, 2013:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying exercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Paul Matysek President and CEO	100,000	$0.25	November 21, 2015	Nil	Nil	Nil
George Lim CFO	75,000	$0.25	November 21, 2015	Nil	Nil	Nil
(1)	Value of unexercised in-the-money options is calculated by determining the difference between the market value of the securities underlying the options at December 31, 2013 and the exercise price of the options and is not necessarily indicative of the value (i.e. loss or gain) that will actually be realized by the directors.
(2)	“In-the-money options” means the excess of the market value of Dundarave’s shares on December 31, 2013 over the exercise price of the options.

Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for each NEO as at the financial year ended December 31, 2013:

C 6

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Paul Matysek President and CEO	Nil	Nil	Nil
Geroge Lim CFO	Nil	Nil	Nil

Defined Benefits Plans

Dundarave does not have a defined benefits pension plan.

Defined Contribution Plans

Dundarave does not have a defined contribution pension plan.

Deferred Compensation Plans

Dundarave does not have a deferred compensation plan.

Termination and Change of Control Benefits

Dundarave does not have any contracts, agreements, plans or arrangements that provide for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Dundarave or a change in an NEO’s responsibilities.

Director Compensation

The following table is a summary of compensation accrued to the directors of Dundarave, other than NEOs, for the most recently completed financial year ended December 31, 2013:

Name	Fees Earned ($)	Share-based awards ($)	Option-based awards ($)	Non-Equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Christine Thomson	8,500	Nil	Nil	Nil	Nil	Nil	8,500
Andre Pauwels	2,920	Nil	Nil	Nil	Nil	Nil	2,920
Brent Peters	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Outstanding Share-Based Awards and Option-Based Awards

The following table contains information on outstanding options granted by Dundarave to the directors, other than NEOs, that were outstanding as at the end of the most recently completed financial year ended December 31, 2013:

C 7

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Christine Thomson	75,000	$0.25	November 21, 2015	Nil	Nil	Nil
Andre Pauwels	75,000	$0.25	November 21, 2015	Nil	Nil	Nil
Brent Peters	75,000	$0.25	November 21, 2015	Nil	Nil	Nil

Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for the directors of Dundarave, other than NEOs, during the most recently completed financial year ended December 31, 2013:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Christine Thomson	Nil	Nil	Nil
Andre Pauwels	Nil	Nil	Nil
Brent Peters	Nil	Nil	Nil

Management Contracts

Dundarave is not a party to a management contract with anyone other than directors or NEOs of Dundarave.

NON-ARM’S LENGTH PARTY TRANSACTIONS/ARM’S LENGTH TRANSACTIONS

Non-Arm’s Length Party Transactions

Other than as disclosed herein, there have been no transactions with related parties within 24 months before the date of this Joint Information Circular.

Arm’s Length Transactions

The proposed Transaction is an arm’s length transaction.

LEGAL PROCEEDINGS

There are no claims, actions, proceedings or investigations pending against Dundarave or, to the knowledge of Dundarave, threatened against Dundarave that, individually or in the aggregate, are material to Dundarave or would prevent or materially delay the consummation of the Transaction or the Arrangement. Neither Dundarave nor its assets and properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or would be reasonably expected to have a material adverse effect on Dundarave or that would prevent or materially delay consummation of the Transaction or the Arrangement.

C 8

AUDITOR(S), TRANSFER AGENT(S) AND REGISTRAR(S)

Auditor

Dundarave’s auditor is D+H Group LLP, Chartered Accounts, located at 1333 West Broadway, 10th Floor, Vancouver, British Columbia, V6H 4C1.

Transfer Agent and Registrar

Dundarave’s transfer agent and registrar is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The following is a summary of each contract, other than contracts entered into in the ordinary course of Dundarave’s business, that can reasonably considered to be material to security holders of Dundarave. The contracts may be inspected without charge at the head office of Dundarave in Vancouver during normal business hours until closing of the Transaction and the Arrangement, and for a period of 30 days thereafter at the head office of the Resulting Issuer:

(a)	Business Combination Agreement dated November 25, 2014 between Dundarave and PLC, pursuant to which the parties have agreed to complete the Transaction and the Arrangement; and

(b)	Amalgamation Agreement dated November 25, 2014, among Dundarave, PLC and Subco, pursuant to which the parties have agreed to complete the Amalgamation and the PLC Shareholders will receive Post-Consolidation Dundarave Shares in exchange for their PLC Shares.

C 9

APPENDIX “D”

INFORMATION CONCERNING PERFECT LITHIUM CORP.

CORPORATE OVERVIEW

Name and Incorporation

PLC is a private company incorporated in British Columbia under the BCBCA on February 2, 2011. PLC is a research and development company focused on building a portfolio of intellectual property and technology “know-how” for applications used in lithium-ion batteries and several other markets, including energy storage, specialty ceramics, pharmaceutical, semi-conductors, aerospace, dental, catalysts and communications. PLC’s mission is to develop novel, scalable and low-cost processing technology for the production of high performance nanomaterials and through partnership and licensing of its technology to existing material producers, PLC plans to establish its technology as the de facto platform for the production of a new generation of high volume, high performance advanced materials.

PLC is not a “reporting issuer” as defined in applicable Canadian securities Laws, in any jurisdiction of Canada and is not the equivalent in any other jurisdiction. No PLC Shares or other securities issued by PLC are listed for trading on any stock exchange or similar trading platform.

The PLC Head office is located at Suite 620 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9 and the PLC registered and records office is located at Suite 2080 – 777 Hornby Street, Vancouver, British Columbia, V6Z 1S4.

Intercorporate Relationships

PLC does not have any subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

History

PLC was founded in 2011 by Dr. Teresita Frianeza-Kullberg, John Lando and Dan Blondal to provide technology, engineering and industrial scaling expertise to facilitate commercialization of a new and disruptive low-cost manufacturing process that can mass-produce low cost, high performance nanomaterials for today’s lithium-ion batteries. Batteries are essentially limited by the capabilities of the energy storing metals that go into them. PLC was created based on the belief that innovative low cost and scalable processing technology could address the increasing demand for better battery materials that charge faster and last longer with higher output, more energy and lower costs.

More specifically, advances in biotechnology, medicine, electronics, pharmaceuticals and energy are driving demand for higher performance materials of advanced chemical formulations. Raw materials must be assembled into complex structures while meeting the physical and chemical requirements that are specific to the desired application. To be commercially viable, these materials must be produced from low-cost feedstock using advanced methodologies that can be cost-effectively scaled-up for industrial production.

Today’s lithium-ion battery cathode materials are prepared using a variety of different methods, requiring: (i) high purity raw materials; (ii) time consuming, labour intensive and high-energy processing; and (iii) expensive solvents and other reactants. The performance of the resulting powders is limited by purity of raw materials, by non-homogeneity of resulting powders, by structural integrity of the material itself and by sintered surfaces that limit the electrolyte wetting and flow of ions through the material.

PLC is developing a novel, scalable and low cost method of manufacturing high performance nanostructured materials for a fraction of the cost and complexity of known industrial methods. Nanostructured materials refer to the nanometer sized features formed within particles, specifically in the range of millionths of a millimeter, between microscopic and molecular sizing. The technology consists of three stages and the nanostructuring occurs in the first stage where reactants are combined in liquid phase and molecules assemble into nanostructures that grow in a controlled manner into larger particles.

D 1

In 2011, concurrent with the initial investment from select investors totaling $900,000, PLC identified lab facilities in Charlotte, North Carolina, hired staff and acquired and commissioned equipment. During the financial year ended March 31, 2012, PLC produced the first nano-structured powders and conducted physical and electrochemical analysis on these materials, which demonstrated higher energy density than commercial equivalents using simple methods and equipment, and completed a non-brokered private placement for gross proceeds of $450,500.

During the financial year ended March 31, 2013, optimization of the process and internal validation of the resulting cathode material performance led to its proof-of-concept, where unique nanostructures with longer lasting and faster charging properties were made using a simple and scalable process. PLC wrote and submitted initial patent claims from its proof-of-concept results. Five (5) patents were filed covering methods, apparatus, applications and materials. PLC continued optimization of methods and materials and completed a non-brokered private placement for gross proceeds of $253,724 and raised $385,319 through PLC Shares issued on exercise of PLC Warrants.

During the financial year ended March 31, 2014, PLC entered into an agreement with NRC-IRAP to provide a non-repayable contribution to build a liquid phase reactor vessel with agitation apparatus for the first stage of the process and integrate it with the second stage of drying and third stage of calcination. PLC optimized key known cathode material, began and completed validation of performance with third parties. PLC filed one (1) additional patent with the United States Patent and Trademark Office, and the same intellectual property was filed for protection in five (5) applications under the Patent Cooperation Treaty for worldwide coverage and one (1) Taiwanese application. PLC completed non-brokered private placements for gross proceeds of $790,250 and raised $133,000 through PLC Shares issued on exercise of PLC Warrants.

PLC recently moved the laboratory from Charlotte, North Carolina to Vancouver, British Columbia and has an industrial collaboration in place with local chemical engineering companies NORAM Engineering and Constructors Ltd. and its subsidiary BCRI to scale the technology for piloting and commercialization. PLC has four (4) employees, including (2) laboratory staff and two (2) administrative staff. PLC is leasing office, laboratory and open warehouse space for scale-up and piloting. BCRI will also be providing engineering and industrial know-how towards the commercialization of PLC’s technology pursuant to a services agreement dated September 1, 2014.

Subsequent to the three (3) month period ended June 30, 2014, PLC completed a non-brokered private placement for gross proceeds of $235,000.

Activities in the remainder of the current fiscal year will include the production and optimization of cathode materials, analytical characterization of materials, engineering, marketing, investor relations and recruitment to suit. Bench-scale apparatus will be modified to meet quantity requirements for third party testing. The technical team will undertake a feasibility study and begin the design and evaluation of larger scale pilot apparatus. Plans are being made to redesign PLC’s website, update the brand and market the new combined entity to shareholders and strategic interests.

PLC incurred $1,776,288 in research and development costs up to June 30, 2014. PLC synthesized and optimized cathode materials, did analytical characterization of material properties, did ongoing patent work, and continued with research and development on the design and fabrication of preliminary piloting apparatus.

Significant Acquisitions and Dispositions

PLC has not completed any significant acquisitions or dispositions since incorporation.

D 2

NARRATIVE DESCRIPTION OF THE BUSINESS

General

PLC is building a portfolio of intellectual property and technology “know-how” for applications in markets that include energy storage, specialty ceramics, pharmaceutical, semiconductors, aerospace, dental, catalysts and communications.

The technology simplifies the assembly of complex formulations of organic and inorganic ceramic powders and is suited to growth markets where the commercialization of advanced materials is inhibited by costly and entrenched industrial fabrication methods. PLC’s first market is lithium-ion cathode materials in the energy storage sector, where its technology can bring sustainable differentiation and value to early adopters.

PLC is in the research and development stage and has not yet realized profitable operations. PLC’s core strategy is to develop a robust intellectual property portfolio and to license that technology to existing materials producers. PLC is currently implementing a strategy to scale the technology for piloting and commercialization.

Technology

PLC’s innovative processing technology can be used to produce materials used in a wide range of markets. PLC’s first addressable market is cathode materials that are used to store and discharge energy in lithium-ion rechargeable batteries. There is growing demand in the lithium-ion battery market for more cost effective and higher performance energy storage solutions. PLC is well positioned to address these needs with its patent pending technology and sees growth potential for the technology in many other materials markets that include energy storage, dental, catalysts, specialty ceramics, pharmaceutical, semiconductors, agriculture, aerospace and communications

PLC has developed a new method of producing high performance cathode materials, which uses equipment and simple methods that are known to scale in a wide range of industrial applications. The process can produce longer lasting composite materials using lower cost feedstock and simpler processing.

With regards to performance, PLC materials have been assessed by PLC, by Canada’s National Research Council (NRC) and by several key undisclosed materials producers. Specifically, NRC measured electrochemical performance of LNMC out to a thousand (1000) cycles and results were similar to those measured by PLC and another undisclosed group. NRC also tested a comparable LNMC reference material prepared by a leader in battery material science and found that PLC material performed with approximately 20% greater capacity than the reference material. Both the PLC and NRC results show reasonable energy capacity fading to 85% after 500 1-hour charge-discharge cycles.

With regards to raw material costs, PLC’s liquid phase reaction is tolerant of raw material impurities and irregularities, enabling the use of lower grade feedstock (98-99% purity) instead of battery grade (99.9%) for an estimated ~30% reduction in terms of dollars ($) per kilogram (kg).

With regards to processing costs, PLC believes it can reduce the number of manufacturing steps by 75% and reduce throughput from several days to less than a day, when compared with state of the art methodologies described in patents and literature, such as solid state, hydrothermal, co-precipitation, sol-gel, spray pyrolysis and deposition methods. The overall savings in process costs is projected to be ~40% in terms of dollars ($) per kilogram (kg). Furthermore, improvements to the nanostructure are showing 200-300% longer lasting material that can charge faster or store more energy. PLC believes the product of these improvements can deliver a 50% reduction in the cost of storing energy in terms of dollars ($) per kilowatt-hour (kWh).

The process consists of three (3) stages, and the major innovations lie in the first (1st) stage where a special mode of combining reactants controls crystal nucleation and growth of particles. Nucleation is the self-assembly of molecules into an organized structure. The desired nano-scale or superfine structure is formed in the first (1st) stage of the production cycle and eliminates many steps common to the dominant industrial processes.

D 3

In the first (1st) stage, salts or other reactants are added to an aqueous (water-based) or other solution located within a proprietary liquid phase reactor system. Nucleation occurs upon the presentation of feedstock and takes place rapidly. The proprietary system allows for control of structural growth and reaction kinetics, with the source materials provided either from bulk or from a continuous flow preparation process. The process is suitable for operation at mild temperatures and atmospheric pressures.

This reactor stage avoids grinding, milling, classification, supercritical conditions, filtering, separation and many other steps that are used in existing industrial methods. Reactants need not be high purity, as less expensive technical grade (as opposed to battery grade) chemicals can be used to achieve a quality output. PLC’s system is less sensitive to impurities and irregularities than other known manufacturing methods and can accommodate, for example, carbonates, hydroxides, and acetates of lithium, cobalt, nickel and manganese graded at 98% and 99% purity. These materials are less costly and more widely available than battery grade feedstock (99.9% and purer) that is commonly used to prepare cathode materials. The reactor operates at mild temperatures and atmospheric pressures, and can be sealed for inert or other environments, allowing for a much safer and simpler laboratory environment. The reactor stage also avoids complexing agents, surfactants, templates, and emulsifiers that are categories of chemicals typically used to initiate nucleation and control growth of structures. PLC avoids these chemicals and is therefore able to deliver the desired structure using simpler methods and pass them on to the second (2nd) stage of drying and the third (3rd) stage of firing in a furnace.

In the second (2nd) stage, the reactor liquids are passed to an industrial drying system such as a spraying, freezing, evaporating, microwaving or other system.

In the third (3rd) stage, dried powders are fired in a conventional furnace such as a rotary kiln, fluidized bed, plasma or other type of furnace. This final stage is known as calcination, where the dried materials are heated to 800-900ºC in either an atmospheric or inert environment and are thermally decomposed into, for instance, lithium manganese oxide, steam, ammonia and/or carbon dioxide. The formation of the underlying nano-structure is completed during calcination and the resulting powder is ready for assembly into a battery cell or other application.

The underlying structure and morphology of the materials is preserved through a wide range of thermal processing steps, eliminating the need for long and repeated firings and indicative of a robust and long lasting material. The process produces materials with stable phase composition and high porosity, but which is configurable to meet a variety of density requirements.

The presence of nano-structures early in the process and prior to calcination simplifies processing and is advantageous for performance, throughput and scale-up. Characterization of the materials by electron microscope and x-ray characterizes the size, the composition and the kind of structure, providing evidence of a robust structure that withstands the rigours of drying and calcination and maintains the integrity of its advantageous structure through thousands of charge cycles.

This innovative approach is expected to reduce the complexity and cost of materials production, through lower cost feedstock and fewer steps, while providing nanostructured materials with superior performance characteristics. The reactor, drying and calcination stages can be easily integrated to enable materials to flow from start to finish in a continuous manner and under controlled environmental conditions. In this way, PLC’s system can be configured for many different composite materials and PLC believes the three (3) stage process can be rapidly scaled and configured for high volume production.

Typically, synthesis of nano-materials at the benchscale are performed in small quantities anywhere from milligrams to grams of material. Subsequent scale-up from these small quantities often leads to detrimental changes in thermodynamics (heat, temperature, energy, work) and reaction kinetics (reaction rates and chemical change). PLC recognizes that synthesis of materials must begin at a larger scale where the properties of the system are much closer to production conditions. For this reason, PLC designed a 6-liter bench scale reactor that is capable of producing up to 150 grams per hour (150 g/hr) or 3 kilograms per day (3 kg/day), with drying and firing stages easily scaled to match. At this scale, there is sufficient enough volume to emulate the thermodynamic and reaction kinetics expected in pilot and full-scale production.

D 4

Competitive Advantage

PLC has a sustainable competitive advantage that lies in patent pending technologies to manufacture high performance materials at a fraction of existing industrial costs. Unlike many other battery materials development efforts, PLC’s plans do not require commercial acceptance of a new material. In fact, the innovative processing technology cuts costs and boosts the performance of known battery materials. This will enable early adopters to gain a significant cost and performance advantage, enabling deep market penetration and improved margins. PLC believes that its technology can be rapidly deployed and will provide the scalable means to produce next generation materials, thereby hastening development and commercialization by years.

PLC’s technology benefits from the innovative use of equipment commonly used in many industries, including pharmaceuticals, food, chemical and cosmetics, where the equipment and operations are known to scale in an economically viable manner. The simplification that this method brings to battery materials processing not only eliminates costly steps and raw materials but it enables rapid deployment and scale-up to produce a wide range of different materials.

PLC’s technology has wide applicability to the production of known, next generation and yet-to-be-discovered materials in many different market sectors, enabling the technology to be widely adopted as a de facto materials manufacturing platform.

The proprietary methods are easily adapted to large-scale industrial production to meet the physical, chemical and performance requirements of applications in a variety of potential materials market sectors, including textiles, biomedical, health care, food, agriculture, industrial, electronics, environment and renewable energy.

Operations

PLC entered into a sub-lease agreement with BCRI to rent lab space in Burnaby, British Columbia effective September 15, 2014. Pursuant to the agreement, the term of the sub-lease is for a period of 12 months with an annual sum of $30,000 payable in consecutive monthly installments of $2,500. PLC must pay a security deposit of $7,500 (paid). Either party may terminate the sub-lease agreement early any time after December 14, 2014 by giving not less than 30 days’ prior written notice. BCRI will return any balance of the security deposit, if any, to PLC upon early termination.

Outside of administrative, financial, marketing and business roles, PLC requires entry level and experienced technical staff with skills and training in chemical synthesis, analytical chemistry, experimental design, intellectual property development, chemical engineering, systems engineering, mechanical engineering, control systems, rapid prototyping, project management and technical leadership. To the extent that these skills are available, PLC has identified contractors to provide interim expertise until employees can be recruited to fill the desired skill sets.

Raw materials used in PLC’s process are typically carbonates, hydroxides, nitrates, chlorides and acetates of such metals as lithium, cobalt, nickel, aluminum and manganese. These materials are readily available in small and large quantities. For the purposes of benchscale testing and short pilot runs, quantities of one to ten kilograms (1–10 kg) are being purchased from laboratory suppliers Alfa-Aesar and Sigma-Aldrich, for a total of approximately two to three hundred dollars per kilogram of finished product ($200-$300/kg). For production in the range of tons (1000 kg), PLC estimates that raw material costs will be ten to twenty dollars per kilogram of finished product ($10-20/kg).

Market

Demographic demand for energy storage is widening with global access to increasingly efficient technology, growing numbers of battery applications, broader use of renewable energy, and trends to reduce fossil-fuel consumption. PLC is positioning itself to address the rising demand for the materials that power batteries.

Electric vehicle market research on batteries and materials is available from sources such as Deutsche Bank, Lux Research, Navigant Research, Roland-Berger, Pike Research, Frost & Sullivan and Yano Research. According to one study by Navigant Research, the global market for lithium-ion battery revenue will reach $26 billion by 2023, fuelled by increasing demand for portable consumer electronics and emerging demand in electric vehicle batteries and grid storage. The electric vehicle share of the lithium-ion battery market is expected to grow to 25% in 2016 from 14% in 2012 amounting to a Compounded Annual Growth Rate (CAGR) of 37%. It is widely projected that the volumes for electric vehicle batteries will surpass those of consumer electronic devices prior to 2020.

D 5

Studies by Deutsche Bank and FMC Lithium have shown that cathode materials represent about one quarter of the cost of battery cells and about one tenth of the cost of an electric vehicle battery pack. The overall cathode materials market is therefore estimated to be in the range $2-3 billion, with market projections suggesting that cathode materials could grow to $4-6 billion in the coming years.

Dominant cathode materials currently in production include Lithium Metal Oxide (LCO), Lithium Manganese Oxide (LMO), Lithium Nickel Cobalt Aluminum Oxide (NCA), Lithium Nickel Manganese Cobalt Oxide (NMC), Lithium Rich layered Lithium Nickel Manganese Cobalt Oxide (LNMC) and Lithium Iron Phosphate (LFP).

Barriers to entry in the battery materials market include capitally intensive manufacturing facilities, well-established supply chains, and extensive distribution networks. However, there is an increasing appetite for new manufacturing technology as a means to drive down costs, secure market share and preserve margins.

Deutsche Bank and FMC Lithium have shown that cathode material costs for the emerging material NMC include 40% in raw materials and 43% in processing. Industry studies by Roland Berger and Deutsche Bank have shown that the industry is improving cathode materials at a rate of 2-3% annually in terms of $/kWh.

The anode materials market is approximately one quarter of the size of the cathode market, making it worth $875M, with battery market growth expected to cause it to double to $1.75B in the coming years. Market share is dominated by Hitachi, JFE, Nippon Carbon and Mitsubishi Chemical, and other players include Showa Denko, Mitsui Mining and Tokai Carbon.

Commercial anode materials are made of graphite, carbon and alloys. Artificial graphite is best suited to high performance batteries because of its relatively high storage capacity. Recent pressure for lower pricing has shifted demand to more competitively priced natural graphite. Technology efforts are focused on titanium, silicon and tin for their storage and cost advantages, but these materials are commercially hindered by processing costs, complexity and longevity issues. In a similar manner to cathode material innovation, PLC sees innovation opportunities in the assembly of some of these anode materials.

In the broader market, PLC’s specialized processing technology is versatile and can also be adapted to enhance beneficial characteristics such as conductivity, electrochemical capacity, optical clarity, dielectric value, magnetic strength, toughness and strength. The versatility of the technology represents considerable opportunity for growth, diversification and competitive positioning.

PLC’s patent pending methods have applications for advanced ceramic powders such as calcium phosphates (bone and dental implants), lithium niobates and tantalates (optical wave guides, mobile phones and piezoelectrics), lithium silicates (tougheners and sealers), lithium aluminosilicates (low thermal expansion for cookware and aerospace), lithium silicophosphates (flat panel display glass and solid electrolyte).

Other materials that could be prepared by PLC’s technology are predicted to include semiconductor materials, structural ceramics, optical communication fibers, drug delivery patches, wound dressings, molecular tagging, UV protection, water proofing, industrial catalysts and specialty composites comprised of materials such as metal, glass and ceramic.

Marketing Plans and Strategy

PLC’s strategy is to license the technology to existing material producers and considers this as an expedient path to commercialization. Licensing of technology is seen as capitally efficient means to leverage the manufacturing, distribution and legal strengths of multinational materials producers, while allowing PLC to focus on its core strategy, which is the development of a robust intellectual property portfolio.

D 6

There is precedence of globally strategic technologies being licensed to key players in the battery space. The field of patents defining the market’s dominant cathode materials covers a wide range of raw materials, methods, equipment and material formulations. The key patents are provided by academic institutions, national laboratories, corporations and conglomerates using licensing, cross licensing and sublicensing arrangements. More specifically, Argonne National Labs hold key patents for NMC and LNMC and license the technology to companies such as BASF, Toda Kogyo, Samsung and Envia. The key patents for LFP are held by Hydro-Québec (Canada), Université de Montréal (Canada) and the Centre National de la Recherche Scientifique (CNRS - France) and consolidated under an entity named LiFePO4+C Licensing AG (Switzerland) and licensed to materials manufacturers such as BASF, A123, Sony, Sumitomo Osaka Cement, Mitsui Engineering, Tatung Fine Chemicals, Advanced Lithium Electrochemistry (ALEEES). Key patents for LCO, LFP and LNMC are also held by 3M, Umicore, Sud-Chemie and licensed to others in the space.

With a conservative royalty of five percent (5%), management believes that the annual licensing opportunity could generate significant revenues within the next few years. A highly disruptive manufacturing technology could enable royalties above ten percent (10%), thereby increasing near term opportunities substantially.

By demonstrating cost reductions, performance improvements, scalability and competitive value, PLC plans to license its technology to strategic partners and accelerate the commercial adoption of advanced battery materials for the next generations of consumer electronics, electric vehicle and industrial storage.

PLC has developed a cooperative relationship with NRC-IRAP, which is providing financial grants of $50,000 to fund the development of prototypes for the automation of continuous flow bench-scale and pilot scale equipment.

PLC is pursuing collaborative partnerships with industry leaders, academia, government and financiers towards the goals of demonstrating full cell batteries, scale-up, pilot production and a wide range of materials applications. Relationships with NORAM, BCRI and Canada’s National Research Council are in place and discussions are underway with academic institutions and key battery materials producers.

With core patents now pending, PLC has opened discussions with key strategic parties, who have established market presence or have strategic aspirations in cathode material production. PLC currently has material testing agreements with three (3) material production companies for the independent validation of cathode material performance results. Initial testing is complete and has validated PLC’s internal results and steps are being taken to provide more materials for larger format battery testing.

PLC has begun presenting technical results at industry conferences to build credibility and raise awareness of activities and successes. In November 2013, a presentation was given at the 9th International Lithium Battery Power Conference in San Diego on “High Performance Lithium Cathode Nanopowders Prepared by a Novel Methodology.” A similar talk was given in March 2014 in Fort Lauderdale at the 31st International Battery Seminar & Exhibit and in Burnaby BC at NanoLytica 2014. A short business pitch was also given at the Lux Research Executive Summit in April 2014. Similarly, these materials are presented in condensed form at business venture forums to prospective investors and potential strategic partners. PLC uses news releases, industry interviews and social media as needed to share successes and advances in its program.

Competitive Conditions

Materials companies Umicore, Toda Kogyo and Nichia dominate market share in the cathode materials space. Other companies include Tanaka, Nippon Denko, Nippon Chemical, Sumimoto and Shan Shan. BASF is pursuing a long-term position in battery materials and has been building its market presence aggressively through acquisition, licensing and consolidation. Other large materials companies looking for a strategic toehold in cathode materials include Dow, Dupont, 3M, POSCO, Haldor-Topsoe, BTR, Applied Materials and Rockwood Lithium.

Major battery cell manufacturers such as Panasonic, Samsung, LG Chem, GS Yuasa and BYD are also engaged in advancing the development of lower cost high performance energy storage materials. Many companies assemble cells into larger packs and design battery management system such as auto manufacturers Toyota and Tesla or consumer product companies Apple, Intel and Lenovo.

D 7

There are a number of venture backed battery materials companies who are not direct competitors and may benefit from the manufacturing advances that PLC is proposing. For example Envia, Aqueon, Amprius, Seeo, Oxis and Faradion are working on new formulations that may benefit from PLC’s manufacturing technology.

Future Plans

Beyond the current fiscal year, PLC will continue to focus on the validation of four (4) key areas of uncertainty: (i) performance; (ii) novelty; (iii) scalability; and (iv) cost. The validation of the key components will be in place by December 31, 2015.

Performance will be evaluated in full scale battery testing starting in the first half of 2015 and continuing through 2016 with modifications to existing materials and synthesis of new materials. Third parties require a minimum of one kilogram (1 kg) of cathode materials for these tests and PLC is preparing to modify existing apparatus to address immediate needs and to build a pilot line to address needs for larger volumes of test materials.

Novelty will be validated through the assessment of PLC’s published patent applications and through demonstration of production in the laboratory and piloting facility.

To address scalability and costs, a pilot facility will be designed, fabricated, installed and commissioned by the end of 2015. Activities in 2016 will include optimization, demonstration and pilot production towards the latter half of the year to provide materials for third party evaluation. These activities are expected to lead to activities in partnership, licensing and commercialization.

PLC anticipates spending $3.2 million on laboratory, piloting, marketing, administrative and legal activities between November 2014 and September 2016. PLC intends to fund these activities using the proceeds of the Dundarave Private Placement, which private placement is a condition precedent to the completion of the Transaction and the Arrangement.

At this time, no material regulatory approvals are known to be required to achieve these objectives.

Proprietary Protection

Five (5) patent applications were submitted to the United States Patent and Trademark Office in March 2013, covering processes, apparatus, applications and formulations. One (1) provisional patent application was filed in the United States in November 2013 and followed with one (1) non-provisional patent was filed in the United States in March of 2014 for a total of seven (7) patents pending in the United States. These patents were also filed in five (5) applications under the Patent Cooperation Treaty for worldwide coverage and one (1) Taiwanese application. The intellectual property was developed and is wholly owned by PLC. PLC may file additional patents at a later date to further strengthen its intellectual property and technology going forward, although no assurances can be given that it will be successful in such endeavors. PLC seeks to limit disclosure of its intellectual property by requiring employees, consultants and partners with access to the technology to execute confidentiality agreements and non-competition agreements and by restricting access to PLC’s intellectual property and technology.

Despite PLC’s efforts to protect its intellectual property and technology, unauthorized parties may attempt to copy aspects of its technology or to obtain and use information that PLC regards as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the United States or Canada. Litigation may be necessary in the future to enforce PLC’s intellectual property rights, to protect PLC’s trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion or resources and could have a material adverse effect on PLC’s business, operating results and financial condition. There can be no assurance that PLC’s means of protecting its proprietary rights will be adequate or that competitors will not independently develop similar services or products. Any failure by PLC to adequately protect its intellectual property could have a material adverse effect on its business, operating results and financial condition.

PLC adheres to internal confidentiality as a first line of defense, followed by patents and trade secrets. Where technical discussions are necessary, confidentiality agreements are signed and PLC follows a strict disclosure

D 8

framework designed to provide interested parties with an understanding of the company and its key successes, without revealing critical details. Frequent invention, patent improvements, continuations and trade secrets are the last and most essential components of PLC’s strategy on intellectual property, and are crucial to protecting its intellectual property and maintaining its competitive advantage. PLC retains outside legal counsel at Perkins Law LLC in Greenville, South Carolina, to assist with disclosure strategy and matters pertaining to prosecution, licensing and litigation.

Patent	Country	Status	Number	Filing Date	Publication Date
Method for Making Powders for Specialized Applications	USA	Application	13/839,374	03/15/2013	09/18/2014
	International PCT	Application	PCT/US2014/027056	03/14/2014	09/25/14
Reactor Vessel	USA	Application	13/839,110	03/15/2013	09/18/2014
	International PCT	Application	PCT/US2014/027094	03/14/2014	-
Method for Making Lithium Metal Oxide Powders for Battery Applications	USA	Application	13/842,278	03/15/2013	09/18/2014
	International PCT	Application	PCT/US2014/027125	03/15/2014	09/25/2014
Method for Making Layered Lithium Mixed Metal Oxide Powders for Battery Applications	USA	Application	13/842,978	03/15/2014	09/18/2014
	International PCT	Application	PCT/IB2014/000810	03/14/2014	-
	Taiwan	Application	103109198	03/14/2014	-
Method for Making Lithium Metal Oxide Powders for Battery Applications	USA		13/842,539	03/15/2013	09/18/2014
	International PCT	Application	PCT/US2014/027248	03/15/2014	-
Method for Making Layered Lithium Mixed Metal Oxide Powders for Battery Applications	USA (provisional)	Application	61/902,915	11/12/2013	-
Method for Making Layered Lithium Mixed Metal Oxide Powders for Battery Applications	USA	Application	14/215,657	03/17/2014	-

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT DISCUSSION AND ANALYSIS

Annual Information

All financial information in this MD&A has been prepared in accordance with IFRS. All dollar amounts included therein and in the following MD&A are in Canadian dollars, the reporting and functional currency of PLC, except where noted. The MD&A contains information up to and including March 31, 2014.

The following table sets out selected historical financial information of PLC. Such information is derived from the audited financial statement of PLC for the financial years ended March 31, 2014, 2013 and 2012. PLC’s annual financial statements are prepared in accordance with IFRS and are expressed in Canadian dollars.

D 9

	March 31, 2014 ($)	March 31, 2013 ($)	March 31, 2012 ($)
Net Sales or Total Revenues	Nil	Nil	Nil
Income From Continuing Operations	Nil	Nil	Nil
Loss and Comprehensive Loss	(985,483)	(940,360)	(354,418)
Net Loss Per Share, Basic and Fully Diluted	(0.03)	(0.04)	(0.02)
Total Assets	736,714	749,614	994,799
Total Long Term Liabilities	Nil	Nil	Nil
Cash Dividends Declared	Nil	Nil	Nil
Shareholders’ Equity	643,829	717,598	966,107

Quarterly Information

PLC has not historically prepared quarterly results. The following table sets out selected quarterly financial information of PLC for the indicated periods. Such information is derived from the unaudited condensed interim financial statements for the three (3) months ended June 30, 2014 and 2013, which have been prepared in accordance with IFRS. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the deferral and valuation of exploration expenditures. Actual results could differ from these estimates.

	June 30, 2014 ($)	June 30, 2013 ($)
Net sales or total revenues	Nil	Nil
Income from continue operations	Nil	Nil
Loss and comprehensive loss for the period	(264,134)	(248,257)
Net loss per share, basic and fully diluted	(0.01)	(0.01)
Total assets	468,522	736,714
Shareholders’ equity	409,743	643,829

PLC’s future financial success will be dependent upon the ability to obtain necessary financing to achieve its objectives, meet its ongoing obligations and recover its investments in pending patents and other assets. Such developments may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine.

PLC receives interest from cash balances. These amounts fluctuate from quarter to quarter and year to year depending on its outstanding cash and cash equivalent balance. PLC has not yet realized profitable operations.

Results of Operations

Financial Year Ended March 31, 2014 Compared To Financial Year Ended March 31, 2013

Operating loss for the financial year ended March 31, 2014 increased by $45,123. General and administrative costs of $986,710 (2013 - $888,195) increased due to the following fluctuations:

•	Consulting fee increased by $6,900 due to an increase in the monthly fee relating to financial and administrative consulting fee.
•	Filing fees increased by $21,130 due to patent filing fees.
•	Investor relations decreased by $3,622 as a result of a reduction of updates to the shareholder community.
D 10

•	Professional fees increased by $64,698 due to the accrual of an audit fee, preparation of tax returns, legal fees in relations to terminating the lease agreement with InChem-Charlotte Property, LLC, and legal fees in relations to US filings in relations to US shareholders.
•	Research and development saw an increase of $9,561 due to PLC launching a project that allowed PLC to design, fabricating and commissioning a bench-scale processing apparatus (the “Reactor Prototype Project”) with the assistance of a non-repayable contribution from NRC-IRAP.
•	Salary and benefits decreased by $11,964 as a portion of the CEO’s time was allocated to the Reactor Prototype Project.

A non-cash stock-based compensation charge of $Nil (2013 - $52,828) was incurred to reflect the fair value relating to the current period.

Financial Year Ended March 31, 2013 Compared To Year Ended March 31, 2012

Operating loss for the financial year ended March 31, 2013 increased by $585,942. General and administrative costs of $888,195 (2013 - $354,418) increased due to the following fluctuations:

•	Consulting fee increased by $66,100 due to the hiring of consultants part way through the financial year ended March 31, 2012.
•	Investor relations increased by $6,571 as a result of an increase in updates to the shareholder community.
•	Professional fees decreased by $8,842 as a result of negotiating the service and royalty agreements with Lithium Ion Power LLC during the financial year ended March 31, 2012.
•	Research and development saw an increase of $353,454 due to the optimization of the process and the resulting cathode materials which led to proof-of-concept in December 2012.
•	Salary and benefits increased by $104,382 due to hiring of the CEO.

A non-cash stock-based compensation charge of $52,828 (2012 - $Nil) was incurred to reflect the fair value relating to the current period.

Management’s Discussion and Analysis

PLC’s MD&A, prepared as of March 31, 2014, is intended to assist in the understanding and trends and significant changes in the financial condition and results of operations of PLC for the financial year ended March 31, 2014 and is attached as Appendix “K” to this Joint Information Circular. The MD&A referred to above should be read in conjunction with the audited financial statements of PLC and the notes thereto for the financial years ended March 31, 2014, 2013 and 2012, attached to this Joint Information Circular as Appendix “G”.

PLC’s MD&A of financial results, prepared as of June 30, 2014, is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of PLC for the three (3) months ended June 30, 2014, and is attached as Appendix “L” to this Joint Information Circular.

Trends

Other than as disclosed in this Joint Information Circular, there is no trend, commitment, event or uncertainty that is both known and reasonably expected to have a material effect on PLC’s business, financial condition or results of operations.

Consolidated Capitalization

The authorized share capital of PLC consists of unlimited common shares without par value. All PLC Shares are to be exchanged for Post-Consolidation Dundarave Shares pursuant to the Amalgamation. The following table sets forth the capitalization of PLC as of June 30, 2014, March 31, 2014, 2013 and 2012. This table should be read in conjunction with the annual financial statements of PLC as at March 31, 2014 and the condensed interim financial statements of PLC as at June 30, 2014:

D 11

Class	As at June 30, 2014 (unaudited)	As at March 31, 2014 (audited)	As at March 31, 2013 (audited)	As at March 31, 2012 (audited)
PLC Common Shares	32,615,383	32,194,948	28,147,282	23,886,999

PLC had a deficit of $2,567,478 as of June 30, 2014.

PRIOR SALES

Within the 12 month period preceding the date of this Joint Information Circular, PLC issued the following securities:

Date	Number of Common Shares (#)	Issue Price and Exercise Price per Security ($)	Aggregate Issue Price ($)	Nature of Consideration
November 13, 2013	1,624,000	0.25	406,000	Cash
November 27, 2013	1,332,000	0.25	333,000	Cash
November 28, 2013	205,000	0.25	51,250	Cash
May 8, 2014(1)	420,435	0.075	31,532	Non-Cash
August 6, 2014(2)	100,000	0.15	15,000	Non-Cash
August 26, 2014	1,566,668	0.15	235,000	Cash
(1)	420,435 PLC Shares were issued to LIP as per the terms of the service agreements dated April 15, 2011 and June 1, 2012.
(2)	100,000 PLC Shares were issued to Êon Consultants Ltd as per the terms of the consulting agreement dated May 22, 2013

EXECUTIVE COMPENSATION

For the purposes of this section, "Named Executive Officers", means each of the following individuals: (i) the Chief Executive Officer; (ii) the Chief Financial Officer; (iii) each of PLC 's three (3) most highly compensated executive officers or the three (3) most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation was, individually, more than $150,000 for the year ended March 31, 2014 and (iv) each individual who would be a Named Executive Officer under (iii) above, but for the fact that the individual was neither an executive officer of PLC, nor acting in a similar capacity, at the end of the financial year ended March 31, 2014. For the purposes of this section, "Named Executive Officers" or "NEOs", means the Co-Chief Executive Officers, President, Chief Technology Officer and Research Manager. PLC has not employed a Chief Financial Officer.

Compensation Discussion and Analysis

PLC does not have in place any formal executive compensation program, nor does it have in place any formal objectives or criteria. Instead, it relies mainly on discussions between the NEOs and the PLC Board. While the specifics of each NEO's compensation plan may be distinctly unique, the intent is to allow a compensation program that is competitive, given similar roles and responsibilities, and considering the specifics of the business, market and industry. The intent is to provide a competitive overall compensation program, comprised of a reasonable base salary component, an incentive based bonus plan to compensate individual and company targets, and stock options to reward company and shareholder performance. The specific metrics, and targets of each NEO compensation plan, are developed and set through discussion, as there is no global structure for the base, or incentive based compensation components.

D 12

Summary Compensation Table

The following table sets forth the total compensation to be paid to or earned by PLC’s Named Executive Officers during the three (3) month period ended June 30, 2014 and the financial years ended March 31, 2014, 2013 and 2012.

Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards(1) ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Dan Blondal Co-CEO and Secretary(3)	June 2014(2) March 2014 March 2013 March 2012	25,000 100,000 100,000 8,333	Nil Nil Nil Nil	Nil Nil 17,027 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	25,000 100,000 117,027 8,333
Dr. Teresita F. Kullberg Co-CEO and CTO(4)	June 2014(2) March 2014 March 2013 March 2012	42,946 167,742 159,579 142,419	Nil Nil Nil Nil	Nil Nil 4,257 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	85,891 167,742 163,836 142,419
John Lando President(5)	June 2014(2) March 2014 March 2013 March 2012	15,000 60,000 60,000 5,000	Nil Nil Nil Nil	Nil Nil 17,027 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	15,000 60,000 77,027 5,000
Lennart Kullberg Research Manager(5)(6)	June 2014(2) March 2014 March 2013 March 2012	42,945 167,742 132,851 Nil	Nil Nil Nil Nil	Nil Nil 2,214 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	85,891 167,742 135,065 Nil
(1)	PLC used the option valuation model as the methodology to calculate the grant date fair value. The assumptions underlying these Black-Scholes estimates are: risk-free rate of return of 1.82%, expected life of 3 years, no annual dividends and expected volatility of 100%. These amounts do not correspond to the actual value that will be recognized by the NEO. Whether, and to what extent, a NEO realizes value will depend on PLC’s actual operating performance, stock price fluctuations and the NEO’s continued employment. Additional information on all outstanding stock awards is reflected in the table entitled “Outstanding Option Based Awards” below.
(2)	June 30, 2014 period reflects three (3) months of year to date operations.
(3)	Dan Blondal entered into an employment agreement with an effective date of March 1, 2012.
(4)	Dr. Teresita F. Kullberg’s contract, through Lithium Ion Power LLC, expired on April 15, 2014 and mutually agreeable terms to renew the contract could not be reached. PLC terminated all contractual arrangements with Lithium Ion Power LLC on June 27, 2014, which included contractual arrangements with Lennart Kullberg.
(5)	John Lando is engaged as a consultant through Ellis Street Consulting commencing March 1, 2012.
(6)	Lennart Kullberg was engaged as a consultant through Lithium Ion Powers LLC commencing June 1, 2012. Mr. Kullberg’s contract was terminated on June 27, 2014.
D 13

Incentive Plan Awards

The following table is a summary of all option-based awards to the NEOs that were outstanding as at the date of this Joint Information Circular. There were no share-based awards outstanding as at the date of this Joint Information Circular.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options(2) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dan Blondal	400,000	0.10	September 22, 2022	$20,000	Nil	Nil	Nil
John Lando	400,000	0.10	September 22, 2022	$20,000	Nil	Nil	Nil
(1)	In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of PLC Shares as at the date of this Joint Information Circular was $0.15 per share.

Employment Contracts

PLC has an employment agreement with the NEO, Dan Blondal, with an effective date of March 1, 2012 (the “Blondal Agreement”). The Blondal Agreement provides for a base salary of $8,333 per month. There are no other perquisites provided to Mr. Blondal under the Blondal Agreement. The Blondal Agreement is for an indefinite term. Mr. Blondal is required to provide PLC with one (1) month’s prior written notice in the event he wishes to resign. PLC may terminate Mr. Blondal’s employment at any time without cause by providing him with a lump sum payment equal to two years’ salary and the aggregate amount of all other remuneration, bonuses and benefits (including the present cash value of any non-cash remuneration, bonuses or benefits) that Mr. Blondal would otherwise have received over the ensuing two (2) year period (the “Severance Payment”). Mr. Blondal is also entitled to the Severance Payment should he elect to resign for “Good Reason” following a Change of Control of PLC. In the event of a Change of Control, all unvested incentive stock options held by Mr. Blondal will vest immediately. Mr. Blondal resides in Toronto, Ontario. Please see “Termination and Change of Control Benefits” below for more detailed information.

For the purpose of the Blondal Agreement with the NEO:

“Change of Control” is defined as: (a) the sale, transfer or other disposition of PLC’s assets in complete liquidation or dissolution of PLC; (b) PLC amalgamates, merges or enters into a plan of arrangement with another company at arm’s length to PLC and its affiliates, other than an amalgamation, merger or plan of arrangement that would result in the voting securities of PLC outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or (c) any person or combination of persons at arm’s length to PLC and its affiliates acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of PLC, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the incumbent directors to cease to constitute a majority of the PLC Board.

D 14

“Good Reason” means the occurrence of any of the following within the one year period following a Change of Control, without the NEO’s consent: (a) a change (other than a change that is clearly consistent with a promotion) in the NEO’s position or duties, responsibilities, reporting relationship, title or office in effect immediately prior to the Change of Control; (b) a reduction in the NEO’s salary, benefits or any other form of remuneration or any change in the basis upon which such salary, benefits or other form of remuneration payable by PLC is determined; (c) failure by PLC to increase the NEO’s salary, benefits or any other form of remuneration payable by PLC in a manner consistent with practices in effect immediately prior to the Change of Control; (d) any breach by PLC of any provision of the Blondal Agreement; (e) any good faith determination by the NEO that, as a result of the Change of Control, their status or responsibility in PLC has been diminished or they are being effectively prevented from carrying out their duties and responsibilities as they existed immediately prior to the Change of Control; or (f) the failure by PLC to obtain, in a form satisfactory to the NEO, an effective assumption of the obligations hereunder by any successor of PLC, including a successor to a material portion of its business.

Director Compensation

PLC has no standard arrangements pursuant to which directors are compensated by PLC for their services in their capacity as directors except for the granting from time to time of incentive stock options. John Lando and Dan Blondal are directors and NEOs of PLC. For disclosure regarding their compensation and option-based awards, please refer to the summary compensation table and incentive plan awards, respectively above.

Management Contracts

On April 15, 2011, PLC entered into a service agreement (the “CTO Agreement’) with Lithium Ion Power LLC (“LIP”) and Dr. Teresita F. Kullberg (“Kullberg”), a resident of North Carolina, pursuant to which Kullberg was retained to perform services of a chief technology officer. The term of the CTO Agreement is three (3) years. Pursuant to the CTO Agreement, PLC shall pay US$650 per day or US$13,000 per month, whichever is less to LIP. During the first (1st) year of the CTO Agreement, PLC shall pay 90% of the amount invoiced and issue to LIP PLC Shares at a price of $0.075 per share in lieu of and equal to the unpaid 10%. Subsequent to March 31, 2014, PLC issued 207,329 Shares with a value of $15,550 to LIP in lieu of the unpaid 10%. PLC issued 300,000 Shares to LIP with a value of $1,500 in the form of a bonus that was contingent upon certain milestones agreed upon by the parties. During the financial year ended March 31, 2014, PLC paid $167,742 (March 31, 2013 - $159,579) (March 31, 2012 - $142,419). PLC did not renew the CTO Agreement subsequent to March 31, 2014.

PLC engaged Ellis Street Consulting (“Ellis Consulting”) to provide professional management services to PLC effective March 1, 2012. Pursuant to the engagement, PLC is required to pay Ellis Consulting $5,000 per month plus GST and issued John Lando, an Officer of Ellis Consulting, options to acquired 400,000 PLC Shares at an exercise price of $0.10 expiring September 24, 2022.

On June 1, 2012, PLC entered into a service agreement (the “Research Agreement’) with LIP and Lennart Kullberg, a resident of North Carolina, pursuant to which Lennart Kullberg was retained to perform services of a research manager. The term of the Research Agreement is three (3) years. Under the terms of the Research Agreement, PLC shall pay US$650 per day or US$13,000 per month, whichever is less, to LIP. During the first (1st) year of the Research Agreement, PLC shall pay 90% of the amount invoiced and issue to LIP PLC Shares at a price of $0.075 per share in lieu of and equal to the unpaid ten percent (10%). Subsequent to March 31, 2014, 213,106 PLC Shares with a value of $15,983 were issued to LIP in lieu of the unpaid 10%. During the financial year ended March 31, 2014, PLC paid $167,742 (March 31, 2013 - $132,851) (March 31, 2012 - $Nil). PLC terminated the Research Agreement subsequent to March 31, 2014.

NON-ARM’S LENGTH PARTY TRANSACTIONS

Other than in respect of the employment agreement and the consulting agreement referenced herein, PLC has not completed any acquisition of assets or services in any transaction within with: (i) any director, officer or promoter of PLC; (ii) a principal PLC Shareholder; or (iii) an associate or affiliate of any of the persons or companies referred to in paragraphs (i) or (ii) above, as those terms are defined by Canadian securities laws.

D 15

LEGAL PROCEEDINGS

Management of PLC is not aware of any material litigation outstanding, threatened or pending, as of the date hereof, by or against PLC, which would be material to PLC or a purchaser of securities of PLC.

MATERIAL CONTRACTS

On April 15, 2011, PLC entered into an Assignment and Royalty Agreement (the “Assignment Agreement”) with LIP and Kullberg that will survive until the last patent issued under any of the technologies expires. In accordance with the Assignment Agreement, Kullberg and LIP assigned to PLC all of their rights, title and interest in and to the technologies and all such rights in and to any and all improvements. PLC must pay to LIP a royalty of three percent (3%) on net revenues from all consideration collected or received from the marketing, manufacturing, sale or distribution of or licensing the right to do any of the same of the goods manufactured with the use of all or some of the technologies. As at March 31, 2014, PLC had not yet generated any revenue, therefore, no royalties have been paid or accrued.

On July 12, 2013, PLC was granted by NRC-IRAP a non-repayable contribution of up to $50,000. NRC-IRAP requires that the proceeds from the grant be applied towards research and development costs associated with the Reactor Prototype Project. Under the terms of the agreement, NRC-IRAP has agreed to reimburse PLC for 80% of salaries paid to PLC employees involved in this prototype. A total of $48,000 was claimed by PLC during the financial year ended March 31, 2014 (March 31, 2013 - $Nil) (March 31, 2012 - $Nil), which was recorded as a reduction of related research and development expenses.

On January 14, 2014, PLC entered into a further agreement with NRC-IRAP whereby NRC-IRAP will fund a non-repayable contribution of up to $20,000. The contribution is funded by the Youth Employment Strategy of the Government of Canada which requires that the proceeds from the grant be applied towards a commercialization strategy assessment. Under the terms of the agreement, NRC-IRAP has agreed to reimburse PLC for 85% of salaries paid to an MBA intern or fresh graduate. A total of $4,359 was claimed by PLC during the financial year ended March 31, 2014, which was recorded as a reduction of related salary and benefits expense.

PLC entered into a lease agreement, as amended, with InChem-Charlotte Property, LLC (successor in interest to Virkler Realty, LLC) to rent lab space in North Carolina. The lease runs from August 1, 2011 to July 31, 2014, with payments starting September 1, 2011. Lease payments over the term of the lease are as follows:

Year Ended	US$
March 31, 2012	39,600
March 31, 2013	91,900
March 31, 2014	99,600
March 31, 2015	16,600

On May 22, 2013, PLC entered into a consulting agreement with Êon Consultants Ltd. with a term of 225 days to perform strategic advisory services. Pursuant to the agreement, PLC is required to issue 100,000 PLC Shares over the term of the agreement. Subsequent to the financial year ended March 31, 2014, PLC issued 100,000 PLC Shares with an aggregate value of $15,000.

On August 29, 2014, PLC entered into a binding letter of intent (the “LOI”) with Dundarave setting forth the terms of a proposed business combination that will constitute a reverse take-over of Dundarave by PLC. The LOI will expire within 60 days if a definitive agreement has not been entered into. The business combination is proposed to occur by way of a plan of arrangement whereby Dundarave, or a wholly-owned subsidiary, will acquire 100% of the issued and outstanding PLC Shares in exchange for 0.8 of a Post Consolidation Dundarave Share. Please see “Summary – Description of the Transaction” for more detailed information.

PLC entered into a sub-lease agreement with BCRI to rent lab space in Burnaby, British Columbia effective September 15, 2014. Pursuant to the agreement, the term of the sub-lease is for a period of 12 months with an annual sum of $30,000 payable in consecutive monthly installments of $2,500. PLC must pay a security deposit of $7,500.

D 16

Either party may terminate the sub-lease agreement early any time after December 14, 2014 by giving not less than 30 days’ prior written notice. BCRI will return any balance of the security deposit, if any, to PLC upon early termination.

Effective September 1, 2014, PLC entered into a service agreement with BCRI to provide support to PLC on a per-need basis for scientists, engineers and designers primarily through its parent company, NORAM Engineering and Constructors Ltd. PLC will be charged an hourly rate dependent on the type of service provided. The service agreement may be terminated by either party for cause by providing 30 days’ written notice or terminate by PLC at any time by providing 45 days’ written notice.

On November 25, 2014, Dundarave and PLC entered into the Business Combination Agreement, pursuant to which the parties have agreed to complete the Transaction and the Arrangement.

The above contracts may be inspected without charge at the head office of PLC in Vancouver during normal business hours until closing of the Amalgamation, and for a period of 30 days thereafter at the head office of the Resulting Issuer.

D 17

APPENDIX “E”

AUDITED FINANCIAL STATEMENTS OF DUNDARAVE RESOURCES INC.

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2013, 2012, AND 2011

Dundarave Resources Inc.
FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Expressed in Canadian dollars)

1

Independent Auditor’s Report

To the Shareholders of Dundarave Resources Inc.

We have audited the accompanying financial statements of Dundarave Resources Inc., which comprise the statements of financial position as at December 31, 2013 and December 31, 2012, and the statements of loss and comprehensive loss, statements of changes in equity and statements of cash flows for the years ended December 31, 2013 and December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Dundarave Resources Inc. as at December 31, 2013 and December 31, 2012, and its financial performance and its cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about Dundarave Resources Inc.'s ability to continue as a going concern.

Vancouver, B.C.
April 11, 2014	Chartered Accountants

2

Dundarave Resources Inc.
STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)

	December 31,	December 31,
	2013	2012

ASSETS

CURRENT ASSETS
Cash	$242,319	$258,592
Marketable securities (Note 4)	4,000	40,000
Amounts receivable (Note 3)	9,061	68,517
Mining exploration tax credit receivable (Note 5)	4,007	131,917
	259,387	499,026

EQUIPMENT	731	1,097

EXPLORATION AND EVALUATION ASSETS (Note 5)	551,157	426,805

	$811,275	$926,928

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$9,196	$14,926

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)	16,491,676	16,451,676

SHARE−BASED PAYMENTS RESERVE (Note 7)	154,000	154,000

DEFICIT	(15,843,597)	(15,693,674)
	802,079	912,002

	$811,275	$926,928

EVENTS AFTER THE REPORTING PERIOD (Note 13)

The accompanying notes are an integral part of these financial statements.

These financial statements were approved for issue by the Board of Directors on April 11, 2014 and are signed on its behalf by:

	, Director		, Director
Paul Matysek		Brent Peters

3

Dundarave Resources Inc.
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
Years ended December 31
(Expressed in Canadian dollars)

	2013	2012

EXPENSES
Depreciation of equipment	$366	$366
Consulting fees	83,420	81,150
(Gain) loss on foreign exchange	(361)	517
Interest and bank charges	260	1,810
Investor relations and shareholder communications	760	2,722
Office	1,341	2,709
Professional fees	18,830	26,898
Share-based payments	−	40,000
Transfer agent and filing fees	11,403	17,553
Travel and promotion	19	863

LOSS BEFORE OTHER ITEMS	(116,038)	(174,588)

OTHER ITEMS
Interest income	2,115	6,403
Impairment of marketable securities (Note 4)	(36,000)	−
	(33,885)	6,403

NET AND COMPREHENSIVE LOSS FOR THE YEAR	$(149,923)	$(168,185)

LOSS PER COMMON SHARE
Basic and diluted	$(0.01)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	10,248,716	10,052,096

The accompanying notes are an integral part of these financial statements.

4

Dundarave Resources Inc.
STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian dollars)

	Share Capital		Share-Based
	Number of		Payments
	Shares	Amount	Reserve	Deficit	Total

BALANCE, December 31, 2011	9,885,976	$16,367,676	$114,000	$(15,525,489)	$956,187

Issue of shares for exploration and
evaluation assets (Note 5)	200,000	84,000	−	−	84,000
Share-based payments	−	−	40,000	−	40,000
Net loss for the year	−	−	−	(168,185)	(168,185)

BALANCE, December 31, 2012	10,085,976	16,451,676	154,000	(15,693,674)	912,002

Issue of shares for exploration and
evaluation assets (Note 5)	200,000	40,000	−	−	40,000
Net loss for the year	−	−	−	(149,923)	(149,923)

BALANCE, December 31, 2013	10,285,976	$16,491,676	$154,000	$(15,843,597)	$802,079

The accompanying notes are an integral part of these financial statements.

5

Dundarave Resources Inc.
STATEMENTS OF CASH FLOWS
Years ended December 31
(Expressed in Canadian dollars)

	2013	2012

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Loss for the year	$(149,923)	$(168,185)
Items not affecting cash
Depreciation of equipment	366	366
Share-based payments	−	40,000
Impairment of marketable securities	36,000	−
Changes in non-cash working capital
Increase in accounts receivable	59,456	(46,082)
Decrease (increase) in mining exploration tax credit receivable	127,910	(131,917)
Increase (decrease) in accounts payable and
accrued liabilities	(5,730)	(23,366)
	68,079	(329,184)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITY
Expenditures on exploration and evaluation assets	(84,352)	(382,805)

DECREASE IN CASH DURING THE YEAR	(16,273)	(711,989)

CASH, beginning of year	258,592	970,581

CASH, end of year	$242,319	$258,592

See Note 10.

The accompanying notes are an integral part of these financial statements.

6

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Dundarave Resources Inc. (hereafter referred to as the "Company") is incorporated under the laws of the Province of Alberta and was established as a legal entity on November 5, 1987.

The Company's principal business activities are the acquisition of interests in properties, corporations, assets or businesses in the natural resources sector.

The Company's common shares are listed on the TSX Venture Exchange under the trading symbol "DDX". The Company's share options and share purchase warrants are not listed.

The Company's principal office is located at:

2300-1177 West Hastings Street
Vancouver, BC, V6E 2K3

As at December 31, 2013 the Company had cash of $ 272,319 and working capital in the amount of $ 250,191. These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future. The Company's ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production. To date the Company has not earned significant revenues and is considered to be in the exploration stage. The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required. The Company will require additional equity financing to maintain its core operations and existing mineral resource interests for the next twelve months. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. These uncertainties cast significant doubt upon the Company’s ability to continue as a going concern. The financial statements do not reflect any adjustments related to conditions that occurred subsequent to December 31, 2013.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance
These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the year ended December 31, 2013, using significant accounting policies outlined below.

Basis of presentation
These financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Critical judgments and sources of estimation uncertainty
The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

7

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Critical Judgments
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

i.
Management is required to assess impairment in respect of intangible exploration and evaluation assets. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

Management has determined that there were no triggering events present as defined in IFRS 6 with the Jesse Creek Property as at December 31, 2013 and as such, no impairment test was performed.

ii.
The assessment of the probability of future taxable income in which deferred tax assets can be utilized is based on the Company’s estimates of future profits or losses adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full. The recognition of deferred tax assets that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances (see Note 9).

iii.	The determinations of the eligibility of the expenditures which generate the mining exploration tax credit receivable involve judgments or assessments made by management.

Estimation Uncertainty
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

i.
Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Foreign currency transactions
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in comprehensive income (loss).

8

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Exploration and evaluation assets
The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and, accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral properties and crediting all proceeds received against the cost of the related properties. Such costs include, but are not exclusive to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral properties are charged to operations at the time of any abandonment, or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditures are not expected to be recovered, it is charged to the results of operations.

Equipment
Equipment is stated at historical cost less depreciation and, where necessary, write-downs for impairment. Depreciation is calculated using the straight-line method over its estimated useful life of 5 years.

Impairment of non-current assets
Impairment tests for non-current assets are performed when there is an indication of impairment. At each reporting date, an assessment is made to determine whether there are any indications of impairment. If any indication of impairment exists, an estimate of the non-current asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to profit and loss so as to reduce the carrying amount of the non-current asset to its recoverable amount.

Share-based payments
The fair value, at the grant date, of equity-settled share awards is charged to comprehensive loss over the period for which the benefits of employee and others providing similar services are expected to be received. The corresponding accrued entitlement is recorded in the share-based payment reserve. The fair value of awards is calculated usin g an option pricing model which considers the following factors:

9

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

▪	Exercise price	▪	Expected life of the award
▪	Expected volatility	▪	Current market price of the underlying shares
▪	Risk-free interest rate	▪	Expected forfeitures

For employees the fair value is measured at grant date and each tranche is recognized separately on a straight line basis over the period during which the share options vest. The fair value of the share options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share options were granted. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the non-employee provides the goods or the services.

Loss per share
Basic and diluted loss per share is determined by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is not separately presented, as the effect of securities exercisable into common shares would reduce the amount presented as loss per share.

Income taxes
Income taxes expense is comprised of current and deferred income taxes. Current and deferred income taxes are recognized in profit and loss, except for income taxes relating to items recognized directly in equity or other comprehensive income.

Current income taxes, if any, is the expected amount payable or receivable on the taxable income or loss for the year, calculated in accordance with applicable taxation laws and regulations, using income tax rates enacted or substantively enacted at the end of the reporting period, and any adjustments to amounts payable or receivable relating to previous years.

Deferred income taxes are provided using the liability method based on temporary differences arising between the income tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income taxes are determined using income tax rates and income tax laws and regulations that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

Financial instruments

Financial assets
All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss.

Financial assets classified as fair value through profit or loss are measured at fair value with unrealized gains and losses recognized through comprehensive income (loss). Cash is classified as fair value through profit or loss.

10

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost. Amounts receivable are classified as loans and receivables.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses, net of income tax effect, recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. Marketable securities are classified as available for sale.

Transaction costs associated with financial assets classified as fair value through profit or loss are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities
All financial liabilities are initially recorded at fair value and designated upon inception as fair value through profit or loss or other financial liabilities.

Financial liabilities classified as other financial liabilities are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities.

Financial liabilities classified as fair value through profit or loss are measured at fair value with unrealized gains and losses recognized through comprehensive income (loss). At December 31, 2013 the Company has not classified any financial liabilities as fair value through profit or loss.

Adoption of accounting standards and interpretations

The Company has adopted the following new accounting standards and interpretations effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions and had no impact on the financial statements.

i.
IFRS 10 - Consolidated Financial Statements. IFRS 10 defines a single concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

ii.
IFRS 11 - Joint Arrangements. IFRS 11 focuses on the rights and obligations of an arrangement rather than its legal form, as is currently the case. The standard distinguishes between joint operations, where the joint operator accounts for the assets, liabilities, revenues, and expenses relating to its involvement, and joint ventures, which must be accounted for using the equity method.

iii.
IFRS 12 - Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint operations, joint ventures, associates and unconsolidated structured entities.

iv.
IFRS 13 - Fair Value Measurement. IFRS 13 is a new standard that applies to both financial and non-financial items measured at fair value. It defines fair value, sets out a single framework for measuring fair value and requires disclosures about fair value measurements. Previously, a variety of fair value techniques and disclosures were possible under the requirements of separate applicable IFRSs.

v.
IFRIC Interpretation 20 - Stripping Costs in the Production Phase of a Surface Mine. This Interpretation clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods.

11

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

New standards not yet adopted
The following is an overview of new accounting standards that the Company will be required to adopt in future years. The Company does not expect to adopt any of these standards before their effective dates. The Company continues to evaluate the impact of these standards on its financial statements.

i.
IFRS 9 - Financial Instruments. This standard partially replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 measures financial assets, after initial recognition, at either amortized cost or fair value. Existing IAS 39 classifies financial assets into four measurement categories. The standard is effective for annual periods beginning on or after January 1, 2015. In the year of adoption, the Company is required to provide additional disclosures relating to the reclassified financial assets and liabilities. The Company may, but is not required to, apply the standard retroactively. In and after the year of adoption, certain disclosures relating to financial assets will change to conform to the new categories.

3.	AMOUNTS RECEIVABLE

	2013	2012
GST/HST	$8,267	$66,539
Interest receivable	794	1,978

	$9,061	$68,517

4.	MARKETABLE SECURITIES

The Company holds 100,000 shares (1,000,000 prior to the 10:1 share consolidation) in Dunnedin Ventures Inc. (“DVI” formerly Ocean Park Ventures Corp.) which was obtained in the option agreement with DVI (see Note 5). These investments are accounted for as available-for-sale investments measured at fair value with changes in fair value recognized in accumulated other comprehensive income net of deferred income taxes except for losses in value that are consider other than temporary. Management estimates the fair market value of these available-for-sale securities using the quoted market price of the securities at the reporting date.

	Number
	of shares	Cost	Fair value

December 31, 2013

DVI	100,000	$40,000	$4,000

December 31, 2012

DVI	100,000	$40,000	$40,000

During fiscal 2013, management determined the marketable securities held by the Company were impaired and an impairment loss of $ 36,000 was recognized.

12

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Expressed in Canadian dollars)

5.	EXPLORATION AND EVALUATION ASSETS

On January 27, 2012, the Company entered into an option agreement (the “Agreement”) with third parties (the “Optionors”) to acquire a 100% interest in 18 contiguous mineral claims located near Merritt, British Columbia, known as the Jesse Creek Property (the “Property”).

Pursuant to the option agreement, the Company may acquire the Property in consideration for total cash payments of $ 1,075,000 and the issuance of 1,700,000 common shares of the Company to the Optionors on the following schedule:

▪	$ 40,000 upon signing (paid);
▪	$ 35,000 on the date that is the earlier of; 30 days from the signing date or five days after TSX Venture Exchange approval (paid);
▪	200,000 shares upon TSX Venture Exchange approval of the Agreement (issued);
▪	an additional $ 100,000 and 200,000 shares on or before March 9, 2013 (paid and issued - Note 13a);
▪	an additional $ 200,000 and 300,000 shares on or before March 9, 2014;
▪	an additional $ 300,000 and 400,000 shares on or before March 9, 2015; and
▪	an additional $ 400,000 and 600,000 shares on or before March 9, 2016.

The Agreement also provides for a 2% net smelter returns royalty (“NSR”) in favour of the Optionors. The Company may elect to purchase, at any time from the Optionors, one-half of the NSR on the Property, thereby reducing the Optionors’ NSR to 1%, upon payment to the Optionors of $ 1,000,000.

On November 16, 2012, the Company entered into an option agreement (“Option Out Agreement”) with Ocean Park Ventures Corp. (“OCP”), a TSX Venture Exchange listed company, in respect of a 50% interest in the Property. On March 27, 2013, OCP terminated the Option Out Agreement.

	2013	2012

Balance, beginning of year	$426,805	$	−

Acquisition costs:
Cash	100,000		75,000
Issue of common shares	40,000		84,000

Deferred exploration expenditures:
Consulting	13,359		51,426
Filing fees	−		190
Line cutting	−		78,413
Permitting	−		5,000
Survey	−		292,842
Technical report	−		11,851
	580,164		598,722

Less: Option out proceeds	(25,000)		(40,000)
Mining exploration tax credit claimed	(4,007)		(131,917)
	(29,007)		(171,917)

Balance, end of year	$551,157		$426,805

13

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Expressed in Canadian dollars)

6.	SHARE CAPITAL

At December 31, 2013, the Company’s authorized share capital consisted of an unlimited number of common shares without par value. All issued common shares are fully paid.

7.	SHARE-BASED PAYMENTS RESERVE

The Company’s Board of Directors approved a rolling share incentive plan in accordance with the policies of the TSX Venture Exchange (“TSX”). The Board of Directors is authorized to grant options to directors, officers, consultants and employees to acquire up to 10% of the issued and outstanding shares at the time of each grant. The exercise price shall be determined by the Board of Directors, provided that it is not less than the discounted market price, as that term is defined in the TSX policy manual or such other minimum price as is permitted by the TSX. The term of the options may not exceed five years from the date of the grant.

A summary of the changes in the Company’s share options is presented below:

		Weighted
		average
	Number	exercise price

Balance, December 31, 2011	600,000	$0.55
Granted	400,000	0.25

Balance, December 31, 2012	1,000,000	0.43
Expired	(600,000)	−

Balance, December 31, 2013	400,000	$0.25

At December 31, 2013, share options were outstanding and exercisable as follows:

Number	Exercise price	Expiry date

400,000	$0.25	November 21, 2015

During the year ended December 31, 2012 the Company granted share options to purchase 400,000 common shares and recorded a compensation expense of $40,000. The average fair value of share options awarded during the year ended December 31, 2012, estimated using the Black-Scholes option pricing model, was $ 0.10 per option.

The fair value of share options awarded to employees, directors and consultants was estimated on dates of award using the Black-Scholes option pricing model with the following assumptions:

2012

Risk-free interest rate	3%
Estimated volatility	78%
Expected life	1.5 years
Estimated forfeiture rate	0%

The Black-Scholes option pricing model was developed for use in estimating the fair value of share options that have no vesting provisions and are fully transferable. Also, option-pricing models require the use of estimates and assumptions including the expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect the fair value estimates.

14

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Expressed in Canadian dollars)

8.	RELATED PARTY DISCLOSURES

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. Certain of these entities transacted with the Company during the reporting period.

a)	Transaction with key management personnel

During 2013 and 2012 the following amounts were incurred with respect to the Company’s Chief Executive Officer and Chief Financial Officer:

	2013	2012

Consulting fees	$72,000	$72,000
Share-based payments	−	17,500

	$72,000	$89,500

As at December 31, 2013, $ 9,000 (2012 - $ 3,360) remained unpaid and has been included in accounts payable and accrued liabilities.

b)	Transaction with other related parties

During 2013 and 2012 the following amounts were incurred with respect to other officers and directors:

	2013	2012

Consulting fees	$11,420	$14,350
Share-based payments	−	22,500

	$11,420	$36,850

As at December 31, 2013, $ Nil (2012 − $ 8,400) remained unpaid and has been included in accounts payable and accrued liabilities.

9.	INCOME TAXES

The significant components of the Company’s deferred income tax assets are as follows as at December 31:

	2013	2012

Losses carried forward	$383,000	$355,000
Exploration expenditures	176,000	38,000
Transaction costs	65,000	65,000
	624,000	458,000
Less: Valuation allowance	(624,000)	(458,000)

	$–	$–

15

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Expressed in Canadian dollars)

9.	INCOME TAXES - continued

The provision for income taxes differ from the amount that would be obtained by applying the combined statutory income tax rate to the Company’s comprehensive loss. The difference results from the following items:

	2013	2012

Income tax rate reconciliation
Combined federal and provincial income tax rate	25.00%	25.00%

Expected income tax recovery	$37,000	$42,000
Share-based payments	−	(10,000)
Write-down of marketable securities	(9,000)
Unrecognized benefit of income tax losses	(28,000)	(32,000)

Deferred income tax expense	$–	$–

The Company has non-capital losses for Canadian income tax purposes of approximately $ 1,531,000 (2012 - $ 1,418,000), which may be used to reduce future taxable income in Canada, expiring between 2014 and 2033. In addition, the Company has capital losses of $ 11,452,000 which can be deducted against future capital gains. The Company has unclaimed exploration and development expenditures of $ 799,000 (2012 - $ 712,000) which can be deducted for income tax purposes in Canada in future years at the Company’s discretion.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	2013	2012

Interest received during the year	$2,115	$6,403

The Company has conducted non-cash investing and financing transactions as follows:

	2013	2012
Investing activity
Issue of common shares for exploration and
evaluation assets	$(40,000)	$(84,000)
Receipt of marketable securities for exploration
and evaluation assets	−	40,000

	$(40,000)	$(44,000)
Financing activity
Common shares issued for exploration and
evaluation assets	$40,000	$84,000

11.	FINANCIAL INSTRUMENTS

Fair value
The fair value of the Company’s financial instruments is approximated by their carrying value as at December 31, 2013 and 2012 due to their short-term nature.

Fair value hierarchy
IFRS 7 establishes a fair value hierarchy, for financial instruments measured at fair value, that reflects the significance of inputs used in making fair value measurements as follows:

16

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Expressed in Canadian dollars)

11.	FINANCIAL INSTRUMENTS - continued

Level 1 -	quoted prices in active markets for identical assets or liabilities;
Level 2 -	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3 -	inputs for the asset or liability that are not based upon observable market data

The fair value of cash and marketable securities is based on Level 1 inputs for the fair value hierarchy.

Financial risk management objectives and policies

The Company’s financial instruments include cash, amounts receivable, marketable securities accounts payable and accrued liabilities.

Credit risk
Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments of the Company that are potentially subject to credit risk consists of cash, marketable securities and amounts receivable. The maximum credit risk related to the Company’s financial assets is represented by their carrying amounts. The credit risk associated with cash is believed to be minimal as cash is on deposit with financial institutions that are believed to be creditworthy. The Company does not believe it is exposed to significant credit risk.

Liquidity risk
Liquidity risk arises when adequate funds cannot be raised to settle liabilities and commitments when they become payable. The Company manages its liquidity by maintaining adequate cash to meet anticipated liquidity needs.

12.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern. The Company manages the components of shareholders’ equity, cash and marketable securities as capital, and makes adjustments to these components in response to the Company’s business objectives and the economic climate. To maintain or adjust its capital structure, the Company may attempt to issue new common shares from treasury, issue debt instruments or borrow money or acquire or dispose of other assets. The Company does not anticipate the payment of dividends in the foreseeable future.

The Company’s investment policy is to hold excess cash in highly liquid, short-term or redeemable instruments, such as high interest savings accounts and guaranteed investment certificates issued by major Canadian chartered banks.

13.
EVENTS AFTER THE REPORTING PERIOD

Subsequent to December 31, 2013, the Company terminated its option on the property. The payment and share issuance, due under the Agreement on March 9, 2014, were not made.

17

Dundarave Resources Inc.
FINANCIAL STATEMENTS
December 31, 2012 and 2011
(Expressed in Canadian dollars)

1

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
Dundarave Resources Inc.

We have audited the accompanying financial statements of Dundarave Resources Inc., which comprise the statements of financial position as at December 31, 2012 and December 31, 2011, and the statements of loss and comprehensive loss, statements of changes in equity and statements of cash flows for the years ended December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Dundarave Resources Inc. as at December 31, 2012 and December 31, 2011, and its financial performance and its cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards.

“D&H Group LLP”
Vancouver, B.C.
March 28, 2013	Chartered Accountants

2

Dundarave Resources Inc.
STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)

	December 31,	December 31,
	2012	2011

ASSETS

CURRENT ASSETS
Cash	$258,592	$970,581
Marketable securities (Note 3)	40,000	−
Amounts receivable (Note 4)	68,517	22,435
Mining exploration tax credit receivable (Note 5)	131,917	−
	499,026	993,016

EQUIPMENT	1,097	1,463

EXPLORATION AND EVALUATION ASSETS (Note 5)	426,805	−

	$926,928	$994,479

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$14,926	$38,292

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	16,451,676	16,367,676

SHARE−BASED PAYMENTS RESERVE (Note 7)	154,000	114,000

DEFICIT	(15,693,674)	(15,525,489)
	912,002	956,187

	$926,928	$994,479

EVENTS AFTER THE REPORTING PERIOD (Note 13)

The accompanying notes are an integral part of these financial statements.

These financial statements were approved for issue by the Board of Directors on March 28, 2013 and are signed on its behalf by:

“Paul Matysek”	, Director	“Brent Peters”	, Director
Paul Matysek		Brent Peters

3

Dundarave Resources Inc.
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
Years ended December 31
(Expressed in Canadian dollars)

	2012	2011

EXPENSES
Depreciation of equipment	$366	$366
Consulting fees	81,150	84,500
(Gain) loss on foreign exchange	517	(563)
Interest and bank charges	1,810	460
Investor relations and shareholder communications	2,722	1,595
Office	2,709	454
Professional fees	26,898	20,032
Share-based payments	40,000	−
Transfer agent and filing fees	17,553	17,128
Travel and promotion	863	163

LOSS BEFORE OTHER ITEM	(174,588)	(124,135)

OTHER ITEM
Interest income	6,403	11,168

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$(168,185)	$(112,967)

LOSS PER COMMON SHARE
Basic and diluted	$(0.02)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	10,052,096	9,885,976

The accompanying notes are an integral part of these financial statements.

4

Dundarave Resources Inc.
STATEMENTS OF CHANGES IN EQUITY
 (Expressed in Canadian dollars)

	Share Capital		Share-based
	Number of		payments
	Shares	Amount	reserve	Deficit	Total
BALANCE, December 31, 2010	9,885,976	$16,367,676	$114,000	$(15,412,522)	$1,069,154

Net loss for the year	−	−	−	(112,967)	(112,967)

BALANCE, December 31, 2011	9,885,976	16,367,676	114,000	(15,525,489)	956,187

Issue of shares for exploration and evaluation
assets (Note 5)	200,000	84,000	−	−	84,000
Share-based payments	−	−	40,000	−	40,000
Net loss for the year	−	−	−	(168,185)	(168,185)

BALANCE, December 31, 2012	10,085,976	$16,451,676	$154,000	$(15,693,674)	$912,002

The accompanying notes are an integral part of these financial statements.

5

Dundarave Resources Inc.
STATEMENTS OF CASH FLOWS
Years ended December 31
(Expressed in Canadian dollars)

	2012	2011

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Loss for the year	$(168,185)	$(112,967)
Items not affecting cash
Depreciation of equipment	366	366
Share-based payments	40,000	−
Changes in non-cash working capital
Increase in accounts receivable	(46,082)	(16,344)
Increase in mining exploration tax credit receivable	(131,917)	−
Increase (decrease) in accounts payable and
accrued liabilities	(23,366)	9,427
	(329,184)	(119,518)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Acquisition of equipment	−	(1,829)
Expenditures on exploration and evaluation assets	(382,805)	−

	(382,805)	(1,829)

DECREASE IN CASH DURING THE YEAR	(711,989)	(121,347)

CASH, beginning of year	970,581	1,091,928

CASH, end of year	$258,592	$970,581

See Note 10.

The accompanying notes are an integral part of these financial statements.

6

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Dundarave Resources Inc. (hereafter referred to as the “Company”) is incorporated under the laws of the Province of Alberta and was established as a legal entity on November 5, 1987.

The Company’s principal business activities are the acquisition of interests in properties, corporations, assets or business as in the natural resources sector.

The Company’s common shares are listed on the TSX Venture Exchange under the trading symbol “DDX”. The Company’s share options and share purchase warrants are not listed.

The Company’s principal office is located at:

1502 – 543 Granville Street
Vancouver, BC
V6C 1X8

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management believes the Company has sufficient funding available to continue operations over the next 12 months. The Continuing operations of the Company are dependent upon economic and market factors which involve uncertainties including the Company’s ability to raise adequate equity financing for future exploration programs and continuing operations. There can be no assurance that capital will be available, as necessary, to meet the Company’s operating commitments and future exploration and development plans.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance
These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the year ended December 31, 2012, using significant accounting policies outlined below.

Basis of presentation

These financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Critical judgments and sources of estimation uncertainty
The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

7

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES − continued

Critical Judgments
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

i.	The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management.

ii.
The assessment of the probability of future taxable income in which deferred tax assets can be utilized is based on the Company’s estimates of future profits or losses adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full. The recognition of deferred tax assets that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances (see Note 9).

iii.	The determinations of the eligibility of the expenditures which generate the mining exploration tax credit receivable involve judgments or assessments made by management.

Foreign currency transactions
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in comprehensive income (loss).

Exploration and evaluation assets
The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and, accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral properties and crediting all proceeds received against the cost of the related properties. Such costs include, but are not exclusive to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral properties are charged to operations at the time of any abandonment, or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

8

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES − continued

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditures are not expected to be recovered, it is charged to the results of operations.

Equipment
Equipment is stated at historical cost less depreciation and, where necessary, write-downs for impairment. Depreciation is calculated using the straight-line method over its estimated useful life of 5 years.

Impairment of non-current assets
Impairment tests for non-current assets are performed when there is an indication of impairment. At each reporting date, an assessment is made to determine whether there are any indications of impairment. If any indication of impairment exists, an estimate of the non-current asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to profit and loss so as to reduce the carrying amount of the non-current asset to its recoverable amount.

Share-based payments
The fair value, at the grant date, of equity-settled share awards is charged to comprehensive loss over the period for which the benefits of employee and others providing similar services are expected to be received. The corresponding accrued entitlement is recorded in the share-based payment reserve. The fair value of awards is calculated using an option pricing model which considers the following factors:

▪	Exercise price	▪	Expected life of the award
▪	Expected volatility	▪	Current market price of the underlying shares
▪	Risk-free interest rate	▪	Expected forfeitures

For employees the fair value is measured at grant date and each tranche is recognized separately on a straight line basis over the period during which the share options vest. The fair value of the share options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share options were granted. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the non-employee provides the goods or the services.

Loss per share
Basic and diluted loss per share is determined by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is not separately presented, as the effect of securities exercisable into common shares would reduce the amount presented as loss per share.

Income taxes
Income taxes expense is comprised of current and deferred income taxes. Current and deferred income taxes are recognized in profit and loss, except for income taxes relating to items recognized directly in equity or other comprehensive income.

9

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES − continued

Current income taxes, if any, is the expected amount payable or receivable on the taxable income or loss for the year, calculated in accordance with applicable taxation laws and regulations, using income tax rates enacted or substantively enacted at the end of the reporting period, and any adjustments to amounts payable or receivable relating to previous years.

Deferred income taxes are provided using the liability method based on temporary differences arising between the income tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income taxes is determined using income tax rates and income tax laws and regulations that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

Financial instruments

Financial assets
All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss.

Financial assets classified as fair value through profit or loss are measured at fair value with unrealized gains and losses recognized through comprehensive income (loss). Cash is classified as fair value through profit or loss.

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost. Amounts receivable are classified as loans and receivables.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses, net of income tax effect, recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. Marketable securities are classified as available for sale.

Transaction costs associated with financial assets classified as fair value through profit or loss are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities
All financial liabilities are initially recorded at fair value and designated upon inception as fair value through profit or loss or other financial liabilities.

Financial liabilities classified as other financial liabilities are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities.

Financial liabilities classified as fair value through profit or loss are measured at fair value with unrealized gains and losses recognized through comprehensive income (loss). At December 31, 2012 the Company has not classified any financial liabilities as fair value through profit or loss.

10

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
(Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES − continued

New standards and interpretations not yet adopted
The following is an overview of accounting standard changes that the Company will be required to adopt in future years. The Company does not expect to adopt any of these standards before their effective dates. The Company continues to evaluate the impact of these standards on its financial statements.

(i)	IFRS 9 Financial Instruments (New; to replace IAS 39); effective for annual periods beginning on or after January 1, 2013.

(ii)
IFRS 10 Consolidated Financial Statements; effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated – Special Purpose Entities.

(iii)
IFRS 11 Joint Arrangements; effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Ventures.

(iv)
IFRS 12 Disclosures of Interests in Other Entities; effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

(v)
IFRS 13 Fair Value Measurements; to be applied for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements).

3.	MARKETABLE SECURITIES

During fiscal 2012 the Company received 1,000,000 common shares of Ocean Park Ventures Corp (Note 5). The Company’s investment in Ocean Park Ventures Corp. is as follows:

	2012
		Accumulated
		unrealized
		gain (loss)
		on available-
		for sales
	Cost	investment	Carrying value

1,000,000 common shares	$40,000	$ −	$40,000

11

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
(Expressed in Canadian dollars)

4.	AMOUNTS RECEIVABLE

	2012	2011

Canadian Harmonized Sales Tax	$66,539	$22,215
Interest receivable	1,978	220

	$68,517	$22,435

5.	EXPLORATION AND EVALUATION ASSETS

On January 27, 2012, the Company entered into an option agreement (the “Agreement”) with third parties (the “Optionors”) to acquire a 100% interest in 18 contiguous mineral claims located near Merritt, British Columbia, known as the Jesse Creek Property (the “Property”).

Pursuant to the option agreement, the Company may acquire the Property in consideration for total cash payments of $ 1,075,000 and the issuance of 1,700,000 common shares of the Company to the Optionors on the following schedule:

▪	$ 40,000 upon signing (paid);
▪	$ 35,000 on the date that is the earlier of; 30 days from the signing date or five days after TSX Venture Exchange approval (paid);
▪	200,000 shares upon TSX Venture Exchange approval of the Agreement (issued);
▪	an additional $ 100,000 and 200,000 shares on or before March 9, 2013 (paid, issued – Note 13a);
▪	an additional $ 200,000 and 300,000 shares on or before March 9, 2014;
▪	an additional $ 300,000 and 400,000 shares on or before March 9, 2015; and
▪	an additional $ 400,000 and 600,000 shares on or before March 9, 2016.

The Agreement also provides for a 2% net smelter returns royalty (“NSR”) in favour of the Optionors. The Company may elect to purchase, at any time from the Optionors, one-half of the NSR on the Property, thereby reducing the Optionors’ NSR to 1%, upon payment to the Optionors of $ 1,000,000.

On November 16, 2012, the Company entered into an option agreement (“Option Out Agreement”) with Ocean Park Ventures Corp. (“OCP”), a TSX Venture Exchange listed company, in respect of a 50% interest in the Property.

Pursuant to the Option Out Agreement, OCP may acquire a 50% interest in the Property in consideration for total cash payments of $ 1,000,000 and the issuance of 1,000,000 common shares of OCP to the Company, and incur exploration expenditures of $ 3,000,000 per the following schedule:

▪	500,000 shares of OCP upon signing (received);
▪	500,000 shares of OCP upon TSX Venture Exchange approval (received)
▪	$ 300,000 in exploration expenditures on or before December 10, 2012 (incurred);
▪	$ 150,000 in exploration expenditures on or before December 31, 2012 (incurred);
▪	$ 100,000 in cash on or before January 15, 2013 (see Note 13b);
▪	an additional $ 200,000 in cash and $ 600,000 in exploration expenditures on or before January 15, 2014;
▪	an additional $ 300,000 in cash and $ 600,000 in exploration expenditures on or before January 15, 2015; and
▪	an additional $ 400,000 in cash and $ 1,350,000 in exploration expenditures on or before January 15, 2016.

12

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
(Expressed in Canadian dollars)

5.	EXPLORATION AND EVALUATION ASSETS - continued

	2012		2011

Balance, beginning of year	$	−	$	−

Acquisition costs:
Cash		75,000		−
Issue of common shares		84,000		−

Deferred exploration expenditures:
Consulting		51,426		−
Filing fees		190		−
Line cutting		78,413		−
Permitting		5,000		−
Survey		292,842		−
Technical report		11,851		−
		598,722		−

Less:Option out proceeds		(40,000)		−
Mining exploration tax credit claimed		(131,917)		−
		(171,917)		–

Balance, end of year		$426,805	$	−

See Note 13c

6.	SHARE CAPITAL

At December 31, 2012, the Company’s authorized share capital consisted of an unlimited number of common shares without par value. All issued common shares are fully paid.

7.	SHARE-BASED PAYMENTS RESERVE

The Company’s Board of Directors approved a rolling share incentive plan in accordance with the policies of the TSX Venture Exchange (“TSX”). The Board of Directors is authorized to grant options to directors, officers, consultants and employees to acquire up to 10% of the issued and outstanding shares at the time of each grant. The exercise price shall be determined by the Board of Directors, provided that it is not less than the discounted market price, as that term is defined in the TSX policy manual or such other minimum price as is permitted by the TSX. The term of the options may not exceed five years from the date of the grant.

A summary of the changes in the Company’s share options is presented below:

		Weighted
		average
	Number	exercise price

Balance at December 31, 2011 and 2010	600,000	$0.55

Granted	400,000	0.25

Balance at December 31, 2012	1,000,000	$0.43

13

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
(Expressed in Canadian dollars)

7.	SHARE-BASED PAYMENTS RESERVE - continued

At December 31, 2012, share options were outstanding and exercisable as follows:

Number	Exercise price	Expiry date

600,000	$0.55	September 10, 2013
400,000	0.25	November 21, 2015

1,000,000	0.43

The fair value of share options awarded to employees, directors and consultants was estimated on dates of award using the Black-Scholes option pricing model with the following assumptions:

2012

Risk-free interest rate	3%
Estimated volatility	78%
Expected life	1.5 years
Estimated forfeiture rate	0%

The average fair value of share options awarded during the year ended December 31, 2012, estimated using the Black-Scholes option pricing model, was $ 0.10 per option.

The Black-Scholes option pricing model was developed for use in estimating the fair value of share options that have no vesting provisions and are fully transferable. Also, option-pricing models require the use of estimates and assumptions including the expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect the fair value estimates.

8.	RELATED PARTY DISCLOSURES

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. Certain of these entities transacted with the Company during the reporting period.

a)	Transaction with key management personnel

During fiscal 2012 and 2011 the following amounts were incurred with respect to the Company’s Chief Executive Officer and Chief Financial Officer:

	2012	2011

Consulting fees	$72,000	$77,000
Share-based payments	17,500	−

	$89,500	$77,000

As at December 31, 2012, $ 3,360 (2011 − $ 26,880) remained unpaid and has been included in accounts payable and accrued liabilities.

14

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
(Expressed in Canadian dollars)

8.	RELATED PARTY DISCLOSURES - continued

b)	Transaction with other related parties

During fiscal 2012 and 2011 the following amounts were incurred with respect to other officers and directors:

	2012	2011

Consulting fees	$14,350	$7,500
Share-based payments	22,500	−

	$36,850	$7,500

As at December 31, 2012, $ 9,520 (2011 − $ 8,400) remained unpaid and has been included in accounts payable and accrued liabilities.

9.	INCOME TAXES

The significant components of the Company’s deferred income tax assets are as follows as at December 31:

	2012	2011

Losses carried forward	$355,000	$323,000
Exploration expenditures	38,000	38,000
Transaction costs	65,000	65,000
	458,000	426,000
Less: Valuation allowance	(458,000)	(426,000)

	$–	$–

The provision for income taxes differ from the amount that would be obtained by applying the combined statutory income tax rate to the Company’s comprehensive loss. The difference results from the following items:

	2012	2011

Income tax rate reconciliation
Combined federal and provincial income tax rate	25.00%	26.50%

Expected income tax recovery	$42,000	$30,000
Share-based payments	(10,000)	–
Unrecognized benefit of income tax losses	(32,000)	(30,000)

	$–	$–

The Company has non-capital losses for Canadian income tax purposes of approximately $ 1,418,000 (2011 - $ 1,290,000), which may be used to reduce future taxable income in Canada, expiring between 2014 and 2032. In addition, the Company has capital losses of $ 11,452,000 which can be deducted against future capital gains. The Company has unclaimed exploration and development expenditures of $ 712,000 (2011 - $ 152,000) which can be deducted for income tax purposes in Canada in future years at the Company’s discretion.

15

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
(Expressed in Canadian dollars)

9.	INCOME TAXES – continued

In assessing the realizability of deferred income tax assets, management considers whether it is probable that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected deferred taxable income, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period. A valuation allowance has been provided against the estimated benefit of non-capital losses and exploration and development expenditures, as realization of such net assets is not probable. The potential benefit of capital losses has not been recognized.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	2012	2011

Interest received during the year	$6,403	$11,168

The Company has conducted non-cash investing and financing transactions as follows:

	2012	2011
Investing activity
Issue of common shares for exploration and
evaluation assets	$(84,000)	$-
Receipt of marketable securities for exploration
and evaluation assets	40,000	-

	$(44,000)	$-
Financing activity
Common shares issued for exploration and
evaluation assets	$84,000	$-

11.
FINANCIAL INSTRUMENTS

Fair value
The fair value of the Company’s financial instruments is approximated by their carrying value as at December 31, 2012 and 2011 due to their short-term nature.

Fair value hierarchy
IFRS 7 establishes a fair value hierarchy, for financial instruments measured at fair value, that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 -	quoted prices in active markets for identical assets or liabilities;
Level 2 -	inputs other than quoted prices included in Level 1 that are observable for the asset or liabilities, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3 -	inputs for the asset or liability that are not based upon observable market data

The fair value of cash and marketable securities is based on Level 1 inputs for the fair value hierarchy.

Financial risk management objectives and policies
The Company’s financial instruments include cash, amounts receivable, marketable securities accounts payable and accrued liabilities.

16

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
(Expressed in Canadian dollars)

11.
FINANCIAL INSTRUMENTS - continued

Credit risk
Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments of the Company that are potentially subject to credit risk consists of cash, marketable securities and amounts receivable. The maximum credit risk related to the Company’s financial assets is represented by their carrying amounts. The credit risk associated with cash is believed to be minimal as cash is on deposit with financial institutions that are believed to be creditworthy. The Company does not believe it is exposed to significant credit risk.

Liquidity risk
Liquidity risk arises when adequate funds cannot be raised to settle liabilities and commitments when they become payable. The Company manages its liquidity by maintaining adequate cash to meet anticipated liquidity needs.

12.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern. The Company manages the components of shareholders’ equity, cash and marketable securities as capital, and makes adjustments to these components in response to the Company’s business objectives and the economic climate. To maintain or adjust its capital structure, the Company may attempt to issue new common shares from treasury, issue debt instruments or borrow money or acquire or dispose of other assets. The Company does not anticipate the payment of dividends in the foreseeable future.

The Company’s investment policy is to hold excess cash in highly liquid, short-term or redeemable instruments, such as high interest savings accounts and guaranteed investment certificates issued by major Canadian chartered banks.

13.	EVENTS AFTER THE REPORTING PERIOD

Subsequent to December 31, 2012 the Company:

a)	Paid $ 100,000 and issued 200,000 common shares in accordance with the Jesse Creek Property option agreement (see Note 5).

b)	Received $ 25,000 of the $ 100,000 in accordance with their Option Out Agreement with Ocean Park Ventures Corp. (see Note 5).

c)	Received formal notice form Ocean Park Ventures Corp. of termination of the Option Out Agreement (see Note 5).

17

18

APPENDIX “F”

UNAUDITED FINANCIAL STATEMENTS OF DUNDARAVE RESOURCES INC.
FOR THE SIX (6) MONTHS ENDED JUNE 30, 2014

Dundarave Resources Inc.
INTERIM FINANCIAL STATEMENTS
June 30, 2014
(Unaudited – Expressed in Canadian dollars)

The accompanying unaudited interim financial statements of Dundarave Resources Inc. for the six months ended June 30, 2014 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These interim financial statements have not been reviewed by the Company’s external auditors.

1

Dundarave Resources Inc.
STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)

	June 30,	December 31,
	2014	2013

ASSETS

CURRENT ASSETS
Cash	$167,464	$242,319
Marketable securities	5,500	4,000
Amounts receivable (Note 3)	5,297	9,061
Mining exploration tax credit receivable (Note 4)	4,007	4,007
	182,268	259,387

EQUIPMENT	−	731

EXPLORATION AND EVALUATION ASSETS (Note 4)	−	551,157

	$182,268	$811,275

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$3,193	$9,196

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	16,491,676	16,491,676

SHARE−BASED PAYMENTS RESERVE (Note 6)	154,000	154,000

DEFICIT	(16,466,601)	(15,843,597)
	179,075	802,079

	$182,268	$811,275

The accompanying notes are an integral part of these financial statements.

These financial statements were approved for issue by the Board of Directors on August 1, 2014 and are signed on its behalf by:

“Paul Matysek”	, Director	“Brent Peters”	, Director
Paul Matysek		Brent Peters

2

Dundarave Resources Inc.
INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited – Expressed in Canadian dollars)

	Three months ended June 30,			Six months ended June 30,
EXPENSES	2014		2013	2014		2013

Amortization of equipment	$	−	$92	$	−	$183
Consulting fees		18,000	9,000		36,000	27,000
Interest and bank charges		81	52		162	147
Loss (gain) on foreign exchange		113	(110)		(13)	(324)
Office		210	265		1,025	3,747
Professional fees		1,374	-		23,212	18,830
Transfer agent and filing fees		3,073	704		13,182	6,585

LOSS BEFORE OTHER ITEMS		22,851	10,003		73,568	56,168

OTHER ITEMS
Write-down (gain) of marketable securities		(1,500)	(20,000)		1,500	(30,000)
Write-off of exploration and evaluation assets		−	−		(551,157)	−
Loss on disposal of equipment		−	−		(731)	−
Interest and other income		430	129		952	758

		(1,070)	(19,871)		(549,436)	(29,242)

COMPREHENSIVE LOSS FOR THE PERIOD		$(23,921)	$(29,874)		$(623,004)	$(85,410)

EARNINGS (LOSS) PER SHARE
Basic and diluted		$(0.00)	$(0.00)		$(0.06)	$(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING
Basic and diluted		10,285,976	10,285,976		10,285,976	10,210,838

The accompanying notes are an integral part of these interim financial statements.

3

Dundarave Resources Inc.
INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Expressed in Canadian dollars)

			Share-based
	Share Capital		payment
	Shares	Amount	reserve	Deficit	Total
BALANCE, January 1, 2014	10,285,976	$16,491,676	$154,000	$(15,843,597)	$802,079

Comprehensive loss for the period	−	−	−	(623,004)	(623,004)

BALANCE, June 30, 2014	10,285,976	$16,491,676	$154,000	$(16,466,601)	$179,075

BALANCE, January 1, 2013	10,085,976	$16,451,676	$154,000	$(15,693,674)	$912,002

Issue of shares for mineral properties	200,000	40,000	−	−	40,000

Comprehensive loss for the period	−	−	−	(85,410)	(85,410)

BALANCE, June 30, 2013	10,285,976	$16,491,676	$154,000	$(15,779,084)	$866,592

The accompanying notes are an integral part of these interim financial statements.

4

Dundarave Resources Inc.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
CASH FLOWS FROM (USED IN) OPERATING
ACTIVITIES
Net loss for the period	$(23,921)	$(29,874)	$(623,004)	$(85,410)
Adjustments for items not affecting cash
Amortization of equipment	−	92	−	183
Write-down (gain) of marketable securities	1,500	20,000	(1,500)	30,000
Write-off of exploration and evaluation assets	−	−	551,157	−
Loss on disposal of equipment	−	−	731	−
Changes in non-cash working capital items:
(Increase) decrease amounts receivable	6,042	405	3,764	(3,762)
Increase (decrease) accounts payable and
accrued liabilities	(25,191)	(28,825)	(6,003)	(4,227)

	(41,570)	(38,202)	(74,855)	(63,216)

CASH FLOWS FROM (USED IN) INVESTING
ACTIVITIES
Exploration and evaluation assets	−	(10,020)	−	(88,358)
INCREASE (DECREASE) IN CASH	(41,670)	(48,222)	(74,855)	(151,574)

CASH, beginning of period	209,034	155,240	242,319	258,592

CASH, end of period	$167,464	$107,018	$167,464	$107,018

5

Dundarave Resources Inc.
NOTES TO INTERIM FINANCIAL STATEMENTS
Six months ended June 30, 2014 and 2013
(Unaudited – Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Dundarave Resources Inc. (hereafter referred to as the “Company”) is incorporated under the laws of the Province of Alberta and was established as a legal entity on November 5, 1987.

The Company’s principal business activities are the acquisition of interests in properties, corporations, assets or business in the natural resources sector.

The Company’s common shares are listed on the TSX Venture Exchange under the trading symbol “DDX”. The Company’s share options and share purchase warrants are not listed.

The Company’s principal office is located at:

2300-1177 West Hastings Street
Vancouver, BC, V6E 2K3

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production. To date the Company has not earned significant revenues and is considered to be in the exploration stage. The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult to secure or raise when required. The Company will require additional equity financing to maintain its core operations and existing mineral resource interests for the next twelve months. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. These uncertainties cast significant doubt upon the Company’s ability to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

International Financial Reporting Standards
These interim financial statements have been prepared in accordance with International Financial Reporting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IRFS as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Accounting Policies
The accounting policies applied by the Company in these unaudited consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2013.

Basis of preparation

These interim financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out below have been applied consistently to all periods presented in these interim financial statements. These interim financial statements are prepared on a going concern basis.

6

Dundarave Resources Inc.
NOTES TO INTERIM FINANCIAL STATEMENTS
Six months ended June 30, 2014 and 2013
(Unaudited – Expressed in Canadian dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency transactions
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in comprehensive income (loss).

Exploration and evaluation assets
The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and, accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral properties and crediting all proceeds received against the cost of the related properties. Such costs include, but are not exclusive to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral properties are charged to operations at the time of any abandonment, or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditures are not expected to be recovered, it is charged to the results of operations.

Impairment of non-current assets
Impairment tests for non-current assets are performed when there is an indication of impairment. At each reporting date, an assessment is made to determine whether there are any indications of impairment. If any indication of impairment exists, an estimate of the non-current asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less direct costs to sell and the asset’s value in use. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to profit and loss so as to reduce the carrying amount of the non-current asset to its recoverable amount.

7

Dundarave Resources Inc.
NOTES TO INTERIM FINANCIAL STATEMENTS
Six months ended June 30, 2014 and 2013
(Unaudited – Expressed in Canadian dollars)

3.	AMOUNTS RECEIVABLE

	June 30, 2014	December 31, 2013

GST/HST	$3,846	$8,267
Interest receivable	1,451	794

	$5,297	$9,061

4.	EXPLORATION AND EVALUATION ASSETS

On January 27, 2012, the Company entered into an option agreement (the “Agreement”) with third parties (the “Optionors”) to acquire a 100% interest in 18 contiguous mineral claims located near Merritt, British Columbia, known as the Jesse Creek Property (the “Property”).

Pursuant to the option agreement, the Company may acquire the Property in consideration for total cash payments of $ 1,075,000 and the issuance of 1,700,000 common shares of the Company to the Optionors on the following schedule:

▪	$ 40,000 upon signing (paid);
▪	$ 35,000 on the date that is the earlier of; 30 days from the signing date or five days after TSX Venture Exchange approval (paid);
▪	200,000 shares upon TSX Venture Exchange approval of the Agreement (issued);
▪	an additional $ 100,000 and 200,000 shares on or before March 9, 2013 (paid and issued);
▪	an additional $ 200,000 and 300,000 shares on or before March 9, 2014;
▪	an additional $ 300,000 and 400,000 shares on or before March 9, 2015; and
▪	an additional $ 400,000 and 600,000 shares on or before March 9, 2016.

The Agreement also provides for a 2% net smelter returns royalty (“NSR”) in favour of the Optionors. The Company may elect to purchase, at any time from the Optionors, one-half of the NSR on the Property, thereby reducing the Optionors’ NSR to 1%, upon payment to the Optionors of $ 1,000,000.

On March 31, 2014, the Company terminated the Agreement and the accumulated cost was written off during the period.

	2014		2013

Balance, beginning of period		$551,157	426,805

Acquisition costs:
Cash		−	100,000
Issue of common shares		−	40,000

Deferred exploration expenditures:
Consulting		−	13,359
		551,157	580,164

Less:Option out proceeds		−	(25,000)
Mining exploration tax credit claimed		−	(4,007)
Write off during the period		(551,157)	−
		(551,157)	(29,007)

Balance, end of period	$	−	$551,157

8

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
Six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars)

6.	SHARE CAPITAL

At June 30, 2014, the Company’s authorized share capital consisted of an unlimited number of common shares without par value. All issued common shares are fully paid.

7.	SHARE-BASED PAYMENTS RESERVE

The Company’s Board of Directors approved a rolling share incentive plan in accordance with the policies of the TSX Venture Exchange (“TSX”). The Board of Directors is authorized to grant options to directors, officers, consultants and employees to acquire up to 10% of the issued and outstanding shares at the time of each grant. The exercise price shall be determined by the Board of Directors, provided that it is not less than the discounted market price, as that term is defined in the TSX policy manual or such other minimum price as is permitted by the TSX. The term of the options may not exceed five years from the date of the grant.

A summary of the changes in the Company’s share options is presented below:

		Weighted average
	Number	exercise price

Balance at January 1, 2014	400,000	$0.25

Granted/forfeited	−	−

Balance at June 30, 2014	400,000	$0.25

At June 30, 2014, share options were outstanding and exercisable as follows:

Number	Exercise price	Expiry date

400,000	0.25	November 21, 2015

The fair value of share options awarded to employees, directors and consultants was estimated on dates of award using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3%
Estimated volatility	78%
Expected life	1.5 years
Estimated forfeiture rate	0%

The Black-Scholes option pricing model was developed for use in estimating the fair value of share options that have no vesting provisions and are fully transferable. Also, option-pricing models require the use of estimates and assumptions including the expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect the fair value estimates.

9

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
Six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars)

8.	RELATED PARTY DISCLOSURES

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. Certain of these entities transacted with the Company during the reporting period.

a)	Transaction with key management personnel

During the six months ended June 30, 2014 and 2013, the following amounts were incurred with respect to the Company’s Chief Executive Officer and Chief Financial Officer:

	2014	2013

Consulting fees	$36,000	$27,000
Share-based payments	−	−

	$36,000	$27,000

As at June 30, 2014, $ 3,000 (December 31, 2013 - $ Nil) remained unpaid and has been included in accounts payable and accrued liabilities.

b)	Transaction with other related parties

During the six months ended June 30, 2014 and 2013, the following amounts were incurred with respect to other officers and directors:

	2014		2013

Consulting fees	$	−	$	−
Share-based payments		−		−

	$	−	$	−

9.	SUPPLEMENTAL CASH FLOW INFORMATION

	2014	2013

Interest received during the period	$952	$758

The Company has conducted non-cash investing and financing transactions as follows:

	2014		2013
Investing activity
Issue of common shares for exploration and
evaluation assets	$	−	$(40,000)
Financing activity
Common shares issued for exploration and
evaluation assets	$	−	$40,000

10

Dundarave Resources Inc.
NOTES TO THE FINANCIAL STATEMENTS
Six months ended June 30, 2014 and 2013
(Expressed in Canadian dollars)

10.
FINANCIAL INSTRUMENTS

Fair value
The fair value of the Company’s financial instruments is approximated by their carrying value as at June 30, 2014 and December 31, 2013 due to their short-term nature.

Fair value hierarchy
IFRS 7 establishes a fair value hierarchy, for financial instruments measured at fair value, that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 -	quoted prices in active markets for identical assets or liabilities;
Level 2 -	inputs other than quoted prices included in Level 1 that are observable for the asset or liabilities, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3 -	inputs for the asset or liability that are not based upon observable market data

The fair value of cash and marketable securities is based on Level 1 inputs for the fair value hierarchy.

Financial risk management objectives and policies
The Company’s financial instruments include cash, amounts receivable, marketable securities accounts payable and accrued liabilities.

Credit risk
Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments of the Company that are potentially subject to credit risk consists of cash, marketable securities and amounts receivable. The maximum credit risk related to the Company’s financial assets is represented by their carrying amounts. The credit risk associated with cash is believed to be minimal as cash is on deposit with financial institutions that are believed to be creditworthy. The Company does not believe it is exposed to significant credit risk.

Liquidity risk
Liquidity risk arises when adequate funds cannot be raised to settle liabilities and commitments when they become payable. The Company manages its liquidity by maintaining adequate cash to meet anticipated liquidity needs.

11.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern. The Company manages the components of shareholders’ equity, cash and marketable securities as capital, and makes adjustments to these components in response to the Company’s business objectives and the economic climate. To maintain or adjust its capital structure, the Company may attempt to issue new common shares from treasury, issue debt instruments or borrow money or acquire or dispose of other assets. The Company does not anticipate the payment of dividends in the foreseeable future.

The Company’s investment policy is to hold excess cash in highly liquid, short-term or redeemable instruments, such as high interest savings accounts and guaranteed investment certificates issued by major Canadian chartered banks.

11

19

APPENDIX “G”

AUDITED FINANCIAL STATEMENTS OF PERFECT LITHIUM CORP.
FOR THE FINANCIAL YEARS ENDED MARCH 31, 2014, 2013 AND 2012

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

MARCH 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

604.669.2701 info@perfectlithium.com	Suite 620 – 650 W Georgia St  Vancouver  Canada V6B 4N9

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Perfect Lithium Corp.

We have audited the accompanying financial statements of Perfect Lithium Corp., which comprise the statements of financial position as at March 31, 2014, 2013 and 2012, and the statements of comprehensive loss, cash flows and changes in equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Perfect Lithium Corp. as at March 31, 2014, 2013 and 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Perfect Lithium Corp.’s ability to continue as a going concern.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

November 26, 2014

PERFECT LITHIUM CORP.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT MARCH 31

	2014	2013	2012
	$	$	$
ASSETS

Current assets
Cash and cash equivalents (Note 11)	461,181	423,776	636,021
Receivables	18,641	8,846	-
Prepaid expenses	13,754	13,069	13,284

Total current assets	493,576	445,691	649,305

Equipment (Note 4)	243,138	303,923	345,494

Total assets	736,714	749,614	994,799

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	61,353	3,182	1,117
Accounts payable to related parties (Note 7)	31,532	28,834	27,575

Total liabilities	92,885	32,016	28,692

Shareholders’ equity
Share capital (Note 8)	2,898,558	1,989,548	1,350,525
Equity reserves (Note 8)	55,532	52,828	-
Deficit	(2,310,261)	(1,324,778)	(384,418)

Total shareholders’ equity	643,829	717,598	966,107

Total liabilities and shareholders’ equity	736,714	749,614	994,799

Nature and continuance of operations (Note 1)

Events after the reporting date (Note 14)

Approved and authorized by the Board on November 26, 2014

The accompanying notes are an integral part of these financial statements.

PERFECT LITHIUM CORP.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31

	2014	2013	2012
	$	$	$

OPERATING EXPENSES
Consulting	84,000	77,100	11,000
Depreciation	-	2,751	-
Filing fees	21,130	-	-
Investor relations	2,949	6,571	-
Office and miscellaneous	13,112	12,756	11,091
Professional fees	75,385	10,687	19,529
Research and development	663,783	654,222	300,768
Salary and benefits	101,868	113,832	9,450
Share-based payments (Note 8)	-	52,828	-
Travel	24,483	10,276	2,580

Operating expenses	(986,710)	(941,023)	(354,418)

Interest income	1,227	663	-

Loss and comprehensive loss for the year	(985,483)	(940,360)	(354,418)

Basic and diluted loss per common share (Note 9)	(0.03)	(0.04)	(0.02)

Weighted average number of common shares outstanding	29,863,621	25,868,783	21,543,886

The accompanying notes are an integral part of these financial statements.

PERFECT LITHIUM CORP.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31

	2014	2013	2012
	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	(985,483)	(940,360)	(354,418)
Items not affecting cash:
Depreciation	60,785	74,909	38,388
Share-based payments	-	52,828	-

Changes in non-cash working capital items:
Increase in receivables	(9,795)	(8,846)	-
(Increase) decrease in prepaids	(685)	215	(11,784)
Increase in accounts payable and accrued liabilities	58,171	2,065	1,117
Increase in accounts payable to related parties	2,698	1,259	27,575

Cash used in operating activities	(874,309)	(817,930)	(299,122)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	-	(33,338)	(383,382)

Cash used in investing activities	-	(33,338)	(383,382)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	923,250	639,043	450,500
Share issuance costs	(11,536)	(20)	-

Cash provided by financing activities	911,714	639,023	450,500

Change in cash and cash equivalents during the year	37,405	(212,245)	(232,504)

Cash and cash equivalents, beginning of year	423,776	636,021	868,525

Cash and cash equivalents, end of year (Note 11)	461,181	423,776	636,021

Supplemental disclosures with respect to cash flows (Note 13)

The accompanying notes are an integral part of these financial statements.

PERFECT LITHIUM CORP.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Share Capital		Equity Reserves
	Number of Shares outstanding	Amount	Share-based payments	Deficit	Total equity

Balance at March 31, 2011	17,880,334	$ 900,025	$ -	$ (30,000)	$ 870,025
Private placement	6,006,665	450,500	-	-	450,500
Loss for the year	-	-	-	(354,418)	(354,418)
Balance at March 31, 2012	23,886,999	1,350,525	-	(384,418)	966,107
Share-based payments	-	-	52,828	-	52,828
Private placement (net of share issuance costs of $20)	1,691,489	253,704	-	-	253,704
Shares issued on exercise of warrants	2,568,794	385,319	-	-	385,319
Loss for the year	-	-	-	(940,360)	(940,360)
Balance at March 31, 2013	28,147,282	1,989,548	52,828	(1,324,778)	717,598
Private placements (net of share issuance costs of $14,240)	3,161,000	776,010	2,704	-	778,714
Shares issued on exercise of warrants	886,666	133,000	-	-	133,000
Loss for the year	-	-	-	(985,483)	(985,483)
Balance at March 31, 2014	32,194,948	$ 2,898,558	$ 55,532	$ (2,310,261)	$ 643,829

The accompanying notes are an integral part of these financial statements.

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

1.	NATURE AND CONTINUANCE OF OPERATIONS

Perfect Lithium Corp. (the “Company”) was incorporated on February 2, 2011 under the laws of the Province of British Columbia. The Company is in the business of developing patent pending technology for the production of high performance nanostructured materials used in lithium-ion batteries and several other markets. The Company’s head office address is Suite 620 – 650 West Georgia Street, Vancouver, BC, V6B 4N9, Canada. The registered and records office address is Suite 2080 – 777 Hornby Street, Vancouver, BC, V6Z 1S4, Canada.

The financial statements of the Company are presented in Canadian dollars unless otherwise indicated, which is the functional currency of the Company.

At the date of the financial statements, the Company has not yet realized profitable operations and it has relied on non-operational sources of financing to fund operations. The ability of the Company to achieve its objectives, meet its ongoing obligations and recover its investments in pending patents and other assets will depend on management’s ability to successfully execute its business plan, achieve profitable operations and obtain additional financing, if or when required. There is no assurance that these initiatives will be successful.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, or other business and financial transactions which would assure continuation of the Company’s operations. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These circumstances comprise a material uncertainty which may cast significant doubt as to the ability of the Company to continue as a going concern.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance and basis of presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The financial statements have been prepared on a historical cost basis, except for certain financial instruments classified at fair value through profit or loss which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

Foreign currency translation

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and accounts payable to related parties. The Company has designated its cash and cash equivalents as fair value through profit or loss, which are measured at fair value. Receivables is classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and accounts payable to related parties are classified as other financial liabilities, which are measured at amortized cost.

Financial assets

Financial assets are classified into one of four categories:

-	Fair value through profit or loss (“FVTPL”);
-	Held-to-Maturity (“HTM”);
-	Loans and receivables; and
-	Available for Sale (“AFS”)

Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value, and changes are recognized in profit or loss.

Held to maturity (“HTM”)

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any direct attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

Available for sale (“AFS”)

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

Financial liabilities

Financial liabilities are classified into one of two categories:

- Fair value through profit or loss; and

-   Other financial liabilities.

Fair value through profit or loss

This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities

This category consists of liabilities carried at amortized cost using the effective interest method.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted.

For all financial assets objective evidence of impairment could include:

-        significant financial difficulty of the issuer or counterparty; or

-        default or delinquency in interest or principal payments; or

-        it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS marketable securities, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS marketable securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

Cash and cash equivalents

Cash and cash equivalents is comprised of cash on hand and demand deposits. Cash equivalents are short term, highly-liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in values.

Equipment

Equipment is recorded at historical cost less accumulated depreciation and impairment charges. Equipment is depreciated using the declining balance method. The significant classes of equipment and the annual rates are as follows:

Research and development equipment            20%

Computer equipment                                     100%

The Company’s equipment is reviewed for an indication of impairment at the end of each reporting period. If an indication of impairment exists, the asset’s recoverable amount is estimated. Impairment losses are recognized in profit and loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. When vested options are forfeited or are not exercised at the expiry date, the amount previously recognized in share-based payments is transferred to accumulated losses (deficit).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payments. Otherwise, share-based payments are measured at the fair value of goods or services received.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and develop patent pending technologies. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants (“Warrants”). Depending on the terms and conditions of each equity financing agreement (“Agreement”), the Warrants are exercisable into additional common shares prior to expiry at a price stipulated by the Agreement. Warrants that are part of units are assigned value based on the residual value method and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for agency fees or other transactions costs are accounted for as share based payments.

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized in respect of temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the date of the statement of financial position.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Loss per share

The dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Basic earnings (loss) per common share is calculated using the weighted-average number of shares outstanding during the period.

Government assistance

Grants relating to current expenses are credited to income in the year the qualifying expenditures are made.

Research and development

Research costs are expensed as incurred to the statement of comprehensive loss. Development costs are expensed as incurred unless capitalization criteria under IFRS are met for deferral and amortization. No development costs have been capitalized to date.

Research and development expenses are net of research and development government grants received.

Significant accounting estimates and judgments

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statements include estimates which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the financial statement, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

1.	whether or not an impairment has occurred in its equipment;
2.	the inputs used in the accounting for share-based payments expense in the statements of comprehensive loss; and
3.	the inputs used in the accounting for finders’ warrants in share capital and equity reserves.

Critical accounting judgments

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

1.	going concern of operations;
2.	determining whether or not development costs meet the criteria to be capitalized;
3.	determining the provisions for income taxes and the recognition of deferred income taxes; and
4.	the determination of categories of financial assets and financial liabilities.

3.	CHANGES IN ACCOUNTING POLICIES

Effective April 1, 2013, the Company adopted the accounting standard IFRS 13 – Fair Value Measurement. The adoption of this accounting standard did not have any impact on the financial statements.

The following standards and interpretations have been issued but are not yet effective:

Amendments to IAS 32, Financial Instruments: Presentation clarifies the application of the offsetting rules and requires additional disclosure on financial instruments subject to netting arrangements. The standard is effective for annual periods beginning on or after January 1, 2014.

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods on or after January 1, 2018.

There are no other standards or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

4.	EQUIPMENT

	Research and development equipment	Computer equipment	Total
Cost	$	$	$
Balance, March 31, 2011	-	-	-
Additions	383,882	-	383,882
Disposals	-	-	-
Balance, March 31, 2012	383,882	-	383,882
Additions	30,587	2,751	33,338
Disposals	-	-	-
Balance, March 31, 2013	414,469	2,751	417,220
Additions	-	-	-
Disposals	-	-	-
Balance, March 31, 2014	414,469	2,751	417,220

Accumulated depreciation
Balance, March 31, 2011	-	-	-
Depreciation for the year	38,388	-	38,388
Disposals	-	-	-
Balance, March 31, 2012	38,388	-	38,388
Depreciation for the year	72,158	2,751	74,909
Disposals	-	-	-
Balance, March 31, 2013	110,546	2,751	113,297
Depreciation for the year	60,785	-	60,785
Disposals	-	-	-
Balance, March 31, 2013	171,331	2,751	174,082

Carrying amounts
As at March 31, 2012	345,494	-	345,494
As at March 31, 2013	303,923	-	303,923
As at March 31, 2014	243,138	-	243,138

5.	GOVERNMENT ASSISTANCE

On July 12, 2013, the Company was granted by the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP) a non-repayable contribution of up to $50,000. IRAP requires that the proceeds from the grant be applied towards research and development costs associated with Perfect Lithium Lab Reactor Prototype. Under the terms of the agreement, NRC-IRAP has agreed to reimburse the Company for 80% of salaries paid to Company employees involved in this prototype. A total of $48,000 was claimed by the Company during the fiscal year ended March 31, 2014 (March 31, 2013 - $Nil) (March 31, 2012 - $Nil), which was recorded as a reduction of related research and development expenses.

On January 14, 2014, the Company entered into a further agreement with NRC-IRAP whereby NRC-IRAP will fund a non-repayable contribution of up to $20,000. The Contribution is funded by the Youth Employment Strategy of the Government of Canada which requires that the proceeds from the grant be applied towards a commercialization strategy assessment. Under the terms of the agreement, NRC-IRAP has agreed to reimburse the Company for 85% of salaries paid to a MBA intern or fresh graduate. A total of $4,359 was claimed by the Company during the fiscal year ended March 31, 2014, which was recorded as a reduction of related salary and benefits expense.

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

6.	COMMITMENTS

On April 15, 2011, the Company entered into an Assignment and Royalty Agreement (the “Agreement”) with Lithium Ion Power LLC (“LIP”) and Teresita F. Kullberg (“Kullberg”) that will survive until the last patent issued under any of the technologies expires. In accordance with the Agreement, Kullberg and LIP assigned to the Company all of its rights, title and interest in and to the technologies and all such rights in and to any and all improvements. The Company must pay a royalty of 3% on net revenues from all consideration collected or received from the marketing, manufacturing, sale or distribution of or licensing the right to do any of the same of the goods manufactured with the use of all or some of the technologies. As at March 31, 2014, the Company had not yet generated any revenue, therefore, no royalties have been paid or accrued.

On April 15, 2011, the Company entered into a Service Agreement (the “Agreement’) with LIP and Kullberg to perform services of a Chief Technology Officer. The term of the Agreement is 3 years. The Company will pay US$650 per day or US$13,000 per month, whichever is less. During the first year of the Agreement, the Company shall pay 90% of the amount invoiced and issue to LIP common shares of the Company at a price of $0.075 per share in lieu of and equal to the unpaid 10%. (207,329 common shares with a value of $15,550 were issued subsequent to the year ended March 31, 2014). During the year ended March 31, 2012, the Company issued 300,000 common shares with a value of $1,500 in the form of a bonus that was contingent upon certain milestones agreed upon by the parties. During the year ended March 31, 2014, the Company paid $167,742 (March 31, 2013 - $159,579) (March 31, 2012 - $142,419). The Company did not renew the Agreement subsequent to March 31, 2014.

The Company entered into a lease agreement, as amended, with InChem-Charlotte Property, LLC (successor in interest to Virkler Realty, LLC) to rent lab space in North Carolina. The lease runs from August 1, 2011 to July 31, 2014, with payments starting September 1, 2011. Lease payments over the term of the lease are as follows:

Year Ended	US$
March 31, 2012	39,600
March 31, 2013	91,900
March 31, 2014	99,600
March 31, 2015	16,600

The Company has entered into an employment agreement with a director of the Company for the provision of services at a current cost of $100,000 per annum. If the agreement is terminated without cause, within 90 days of a change of control or within one year of a change of control with good reason the Company is required to pay a lump sum payment equal to two years’ salary and the aggregate amount of all remuneration, bonuses and benefits not included in the two year salary that would otherwise have been received over the ensuring two year period.

On June 1, 2012, the Company entered into a Service Agreement (the “Agreement’) with LIP and Lennart Kullberg to perform services of a Research Manager. The term of the Agreement is 3 years. The Company will pay US$650 per day or US$13,000 per month, whichever is less. During the first year of the Agreement, the Company shall pay 90% of the amount invoiced and issue to LIP common shares of the Company at a price of $0.075 per share in lieu of and equal to the unpaid 10%. (213,106 common shares with a value of $15,983 were issued subsequent to the year ended March 31, 2014). During the year ended March 31, 2014, the Company paid $167,742 (March 31, 2013 - $132,851) (March 31, 2012 - $Nil). The Company terminated the Agreement subsequent to March 31, 2014.

On May 22, 2013, the Company entered into a consulting agreement with Êon Consultants Ltd. with a term of 225 days to perform strategic advisory services. The Company will issue 100,000 common shares of the Company over the term of the Agreement. Subsequent to the year ended March 31, 2014, the Company issued 100,000 common shares of the Company with a value of $15,000.

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

7.	RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

(a)	Purchases of Services

	March 31, 2014	March 31, 2013	March 31, 2012
	$	$	$
An entity where an executive director is an officer, for consulting fees	60,000	60,000	5,000
An entity where an executive director is an officer, for consulting fees	335,484	292,430	142,419
	395,484	352,430	147,419

(b)	Key management compensation

Key management includes directors (executive and non-executive), the Secretary, Chief Technology Officer & President. The compensation paid or payable to key management for employee services is shown below:

	March 31, 2014	March 31, 2013	March 31, 2012
	$	$	$
Salary and benefits to an executive director	100,000	100,000	8,333
Share-based payments	-	38,312	-
	100,000	138,312	8,333

(c)   Accounts payable to related parties:

	March 31, 2014	March 31, 2013	March 31, 2012
	$	$	$
An entity where an executive director is an officer, for consulting fees	-	-	5,000
An entity where an executive director is an officer, for consulting fees	31,532	28,834	14,242
Salary and benefits due to an executive director	-	-	8,333
	31,532	28,834	27,575

8.	SHARE CAPITAL AND EQUITY RESERVES

(a)	Common shares

The authorized share capital of the Company consists of unlimited common shares without par value.

Changes in issued share capital and equity reserves for the year ended March 31, 2014 were as following:

i)	The Company completed a non-brokered private placement of 3,161,000 units of the Company at a price of $0.25 each, for gross proceeds of $790,250. Each unit consisted of one common share and one half of one common share purchase warrant to purchase an additional common share for a period of 12 months at a price of $0.50. The private placement was subject to a ratchet clause provision that in the event the Company issued additional units (comprising of common shares and warrants) or common shares, at a purchase price below $0.25 on or before six months from the closing date (“Dilutive share Issuance”), the Company would adjust ownership of the units so that the effect of the ownership after the Dilutive Share Issuance shall be set equal to the ownership that would have had if the purchase price paid would have been the same as the price of the Dilute Share Issuance. The Company paid finders' fees of $7,000 and issued 28,000 non-transferable share purchase warrants ("Finders' Warrants") to on finder with a value of $2,704. Each Finders' Warrant entitles the holder to purchase one additional common share of the Company for a period of two years at a price of $0.25. In addition to the finders’ fee, the Company incurred share issuance costs of $4,536.

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

ii)	During the year ended March 31, 2014, the Company issued 886,666 common shares pursuant to the exercise of warrants at $0.15.

Changes in issued share capital and equity reserves for the year ended March 31, 2013 were as following:

i)	The Company completed non-brokered private placements of 1,691,489 common shares of the Company at a price of $0.15 each, for gross proceeds of $253,724. The Company incurred share issuance costs of $20.

ii)	During the year ended March 31, 2013, the Company issued 2,568,794 common shares pursuant to the exercise of warrants at $0.15.

Changes in issued share capital and equity reserves for the year ended March 31, 2012 were as following:

i)	The Company completed non-brokered private placements of 6,006,665 units of the Company at a price of $0.075 each, for gross proceeds of $450,500. Each unit consisted of one common share and one half of one common share purchase warrant to purchase an additional common share for a period of 18 months at a price of $0.15. The private placement was subject to certain accelerated exercise provisions such that in the event the Company received a receipt in respect of the filing by the Company with the relevant Patent Authority, of an application for a provisional patent for a lithium cathode material, the Company shall have the right at any time thereafter to provide written notice to the warrant holders that the expiry of the common share purchase warrant have been accelerated to a date not less than 30 days from the delivery of the said written notice.

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

(b)    Stock option plan

Stock Options to purchase common shares of the Company may be granted by the Board of Directors. Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
		$
Balance at March 31, 2011 and 2012	-	-
Granted	1,264,500	0.10
Exercised	-	-
Cancelled	-	-
Expired	-	-

Balance at March 31, 2013 and 2014	1,264,500	0.10

Exercisable as at March 31, 2014	1,264,500	$ 0.10

At March 31, 2014 the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
162,500	$0.10	June 21, 2014 (expired unexercised subsequent to the year ended March 31, 2014)
1,102,000	$0.10	September 22, 2022 (152,000 cancelled unexercised subsequent to the year ended March 31, 2014)
1,264,500

(c)	Share-based payments

The total share-based payments calculated under the fair value method for options granted during the year was $Nil (2013 – $52,828) (2012 - $Nil). The share-based payments expense for the year was $Nil (2013 - $52,828) (2012 - $Nil). Fair value at grant date of the stock options was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility. The Company was incorporated in February 2011 and its shares are not listed on a stock exchange. The Company has used a rate that is reasonably comparable to other companies in the industry. The weighted average assumptions used for the Black-Scholes option-pricing model of stock options granted and vested during the year are as follows:

	2014	2013	2012
Risk-free interest rate	-	1.82%	-
Expected life of options	-	3.0 years	-
Annualized volatility	-	100%	-
Dividend rate	-	0.00%	-
Forfeiture rate	-	0.00%	-

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

The following weighted average assumptions were used for the Black-Scholes valuation of warrants granted pursuant to the finders’ fee in relation to the private placement completed during the year:

	2014	2013	2012
Risk-free interest rate	1.10%	-	-
Expected life of options	1.0 year	-	-
Annualized volatility	100%	-	-
Dividend rate	-	-	-

(d)	Warrants

At March 31, 2014, warrants were outstanding enabling holders to acquire the following number of shares:

Issued date	Balance, March 31, 2013	Issued	Exercised	Expired	Exercise price $	Balance, March 31, 2014	Expiry date
February 7, 2012	1,219,999	-	886,666	333,333	0.15	-	August 7, 2013
November 13, 2013	-	812,000	-	-	0.50	812,000	November 13, 2014(1)
November 27, 2013	-	666,000	-	-	0.50	666,000	November 27, 2014
November 27, 2013	-	28,000	-	-	0.25	28,000	November 27, 2015
November 28, 2013	-	102,500	-	-	0.50	102,500	November 28, 2014
	1,219,999	1,608,500	886,666	333,333		1,608,500
(1)	812,000 expired unexercised subsequent to the year ended March 31, 2014

At March 31, 2013, warrants were outstanding enabling holders to acquire the following number of shares:

Issued date	Balance, March 31, 2012	Issued	Exercised	Expired	Exercise price $	Balance, March 31, 2013	Expiry date
March 15, 2011	5,790,168	-	2,273,833	3,516,335	0.15	-	October 1, 2012
April 28, 2011	1,783,333	-	294,961	1,488,372	0.15	-	October 28, 2012
February 7, 2012	1,219,999	-	-	-	0.15	1,219,999	August 7, 2013
	8,793,500	-	2,568,794	5,004,707		1,219,999

At March 31, 2012, warrants were outstanding enabling holders to acquire the following number of shares:

Issued date	Balance, March 31, 2011	Issued	Exercised	Expired	Exercise price $	Balance, March 31, 2012	Expiry date
March 15, 2011	5,790,168	-	-	-	0.15	5,790,168	September 15, 2012
April 28, 2011	-	1,783,333	-	-	0.15	1,783,333	October 28, 2012
February 7, 2012	-	1,219,999	-	-	0.15	1,219,999	August 7, 2013
	5,790,168	3,003,332	-	-		8,793,500

9.	LOSS PER SHARE

The calculation of basic and diluted loss per share for the year ended March 31, 2014 was based on the loss attributable to common shareholders of $985,483 (March 31, 2013 - $940,360) (March 31, 2012 - $354,418) and a weighted average number of common shares outstanding of 29,863,621 (March 31, 2013 – 25,868,783) (March 31, 2012 – 21,543,886).

Diluted loss per share did not include the effect of 1,264,500 stock options (March 31, 2013 – 1,264,500) (March 31, 2012 – Nil) and 1,608,500 warrants (March 31, 2013 – 1,219,999) (March 31, 2012 – 8,793,500) as they are anti-dilutive.

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

10.	MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain optimal capital structure to reduce to the cost of capital. The Company’s capital is composed of equity in the statement of financial position.

The Company is not subject to externally imposed capital requirements. In managing capital structure, the company manages its capital through regular reports to the Board of Directors, as well as management review of monthly or quarterly financial information. The Company issues new equity financing as needed and available. Additional information relating to capital management is given in the nature and continuance of operations in note 1.

11.	FINANCIAL INSTRUMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity, credit, currency, interest rate, and price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with its financial liabilities. The Company has historically relied upon equity financings to satisfy its capital requirements and will continue to depend heavily upon equity capital and possible loans to finance its activities. The Company manages liquidity risk through its capital management as outlined in Note 10 above. Accounts payable and accrued liabilities are due within one year.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and receivables. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions.

The majority of the Company’s cash and cash equivalents are held with major Canadian based financial institutions.

Currency Risk

The Company operates in Canada and the United States, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reporting results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company’s cash and cash equivalents, accounts payable and accrued liabilities and accounts payable to related parties are exposed to the financial risk related to the fluctuation of foreign exchange rates. Most significantly, the Company is exposed to potential currency fluctuations between the US and Canadian dollars as research and development expenses transacted in US dollars represented approximately 63% (2013 – 70%) (2012 – 85%) of the Company’s operating results.

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current cash and cash equivalents are generally not exposed to interest rate risk because of their short-term maturity.

Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices. The Company closely monitors the individual equity movements to determine the appropriate course of action to be taken by the Company.

Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk, currency risk and credit risk.

Fair Value

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair values of cash and cash equivalents is based on level 1 of the fair value hierarchy.

Financial Assets

The Company’s financial assets were held in the following currencies:

Stated in Canadian Dollars
March 31, 2014
Carrying Value	Canadian Dollar	US Dollar	Total
Cash	133,828	5,464	139,292
Cash equivalents	321,889	-	321,889
Cash and cash equivalents	455,717	5,464	461,181

Receivables	18,641	-	18,641

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

Stated in Canadian Dollars
March 31, 2013
Carrying Value	Canadian Dollar	US Dollar	Total
Cash	257,000	21,113	278,113
Cash equivalents	145,663	-	145,663
Cash and cash equivalents	402,663	21,113	423,776

Receivables	8,846	-	8,846

Stated in Canadian Dollars
March 31, 2012
Carrying Value	Canadian Dollar	US Dollar	Total
Cash	633,148	2,873	636,021
Cash equivalents	-	-	-
Cash and cash equivalents	633,148	2,873	636,021

Receivables	-	-	-

Financial Liabilities

The estimated fair value of financial liabilities is equal to their carrying values due to the short-term nature of these instruments. The Company’s financial liabilities were held in Canadian dollars.

12.	SEGMENTED INFORMATION

The Company operates in one business segment, developer of patent pending technology for the production of nanostructured materials. Geographic information is as follows:

March 31, 2014	Canada	USA	Total
Identifiable Assets
Equipment	$ -	$ 243,138	$ 243,138
Other Assets	493,576	-	493,576
Total Assets	$ 493,576	$ 243,138	$ 736,714

March 31, 2013	Canada	USA	Total
Identifiable Assets
Equipment	$ -	$ 303,923	$ 303,923
Other Assets	445,691	-	445,691
Total Assets	$ 445,691	$ 303,923	$ 749,614

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

March 31, 2012	Canada	USA	Total
Identifiable Assets
Equipment	$ -	$ 345,494	$ 345,494
Other Assets	649,305	-	649,305
Total Assets	$ 649,305	$ 345,494	$ 994,799

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended March 31, 2014 included:

a)	The Company recorded $2,704 as the fair value for Finders’ Warrants granted pursuant to the finders’ fee in relation to the private placement completed during the year in share capital and equity reserves. (Note 8).

There were no significant non-cash transactions during the years ended March 31, 2013 or March 31, 2012.

14.	EVENTS AFTER THE REPORTING DATE

Subsequent to March 31, 2014, the following events occurred:

(a)	The Company completed a non-brokered private placement of 1,566,668 units of the Company at a price of $0.15 each, for gross proceeds of $235,000. Each unit consisted of one common share and one common share purchase warrant to purchase an additional common share for a period of 18 months at a price of $0.28. In the event that the Company has not listed on a stock exchange by 12 months from closing, each purchaser of units shall receive an adjustment of the common shares received in connection with the subscription agreement equal to an additional 35% of the common share originally issued to each purchaser.

(b)	On November 25, 2014, the Company entered into a definitive agreement (the “Agreement”) with Dundarave Resources Inc. (“Dundarave”), which sets out the terms of a proposed business combination between Dundarave and the Company (the “Transaction”). Pursuant to the Transaction, Dundarave, through its wholly-owned subsidiary, 1019491 B.C. Ltd., will acquire 100% of the issued and outstanding shares of PLC in exchange for 0.8 of a Post Consolidation Share (as defined below) (the “Exchange Ratio”) for each outstanding share of PLC. All outstanding warrants of PLC will be exchanged for Dundarave warrants to purchase Post Consolidation Shares with appropriate adjustments to the number and price of shares that may be acquired upon exercise thereof to reflect the Exchange Ratio. All stock options of Dundarave and PLC issued prior to the Agreement will be cancelled upon closing of the Transaction. The Resulting Issuer will grant 2,825,000 options to the new management of the Resulting Issuer upon completion of the Transaction. Concurrent with the closing of the Transaction, Dundarave will consolidate all of its issued and outstanding common shares on the basis of two existing common share for one new common share (a “Post Consolidation Share”) and one share purchase warrant. Each warrant will be exercisable at any time within 12 months following the closing date of the Transaction (the “Closing Date”) to acquire one Post-Consolidation Share at an exercise price of $0.40 per whole Post-Consolidation Share and at any time between 12 and 24 months following the Closing Date to acquire one half of one Post-Consolidation Share at an exercise price of $0.50 per whole Post-Consolidation Share. In connection with the Transaction, Dundarave will conduct a brokered private placement (the “Private Placement”) of units of Dundarave, which will be offered at a price of $0.25 per unit for gross proceeds of up to $3,000,0000, subject to minimum proceeds of $2,000,000. Up to $2,000,000 of the Private Placement will be offered by way of a TSXV short form offering document in applicable jurisdictions, excluding Ontario. Each unit will consist of one Post Consolidation Share and one-half of a share purchase warrant. Each whole warrant is exercisable into one Post Consolidation Share for a period of 2 years at an exercise price of $0.40 per share during the first year from the Closing Date and at an exercise price of $0.50 per share during the second year from the Closing Date. The use of proceeds of the Private Placement will be used to accomplish the objectives described in PLC’s business plan and for general working capital.Dundarave has engaged Mackie Research Capital Corporation (“Mackie”) to act as the agent to the Private Placement. As consideration, the Company has agreed to pay to Mackie a commission of 6.5% of the proceeds of the Private Placement in cash and 6.5% of the number of units sold in warrants. Dundarave has also engaged Mackie to act as an advisor and has agreed to pay Mackie a finder’s fee in the amount of 225,000 Post Consolidation Shares on closing of the Transaction. The closing is subject to various conditions, obtaining the approval of the shareholders of DDX and the Company, completion of a DDX private placement and obtaining all required regulatory and stock exchange approvals

PERFECT LITHIUM CORP.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2014, 2013 and 2012

(c)	The Company entered into a sub-lease agreement with BC Research Inc. (“BCRI”) to rent lab space in Burnaby, BC effective September 15, 2014. The term of the sub-lease is for a period of 12 months with an annual sum of $30,000 payable in consecutive monthly installments of $2,500. The Company must pay a security deposit of $7,500. Either party may terminate the sub-lease agreement early any time after December 14, 2014 by giving not less than 30 days’ prior written notice. BCRI shall return any balance of the security deposit, if any, to the Company upon early termination.

(d)	Effective September 1, 2014, the Company entered into a service agreement with BCRI to provide support to the Company on a per-need basis for scientists, engineers and designers primarily through its parent company, NORAM Engineering and Constructors Ltd. The Company will be charged an hourly rate dependent on the type of service provided. The service agreement may be terminated by either party for cause by providing 30 days’ written notice or terminate by the Company at any time by providing 45 days’ written notice.

15.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2014	2013	2012

Loss and comprehensive loss for the year	$ (985,483)	$ (940,360)	$ (354,418)

Expected income tax (recovery)	$ (256,000)	$ (235,000)	$ (93,000)
Change in tax rates	-	(8,000)	-
Permanent differences	-	13,000	-
Share issue cost	(3,000)	-	-
Change in unrecognized deductible temporary differences	259,000	230,000	93,000

Total income tax	$ -	$ -	$ -

The significant components of the Company’s temporary differences and unused tax losses are as follows:

	2014	2013	2012	Expiry Date Range
Equipment	$ 174,000	$ 113,000	$ 38,000	No expiry date
Share issue costs	9,000	-	-	2019
Non-capital losses available for future periods	2,086,000	1,159,000	346,000	2031-2034
	$ 2,269,000	$ 1,272,000	$ 384,000

20

APPENDIX “H”

UNAUDITED FINANCIAL STATEMENTS OF PERFECT LITHIUM CORP.
FOR THE THREE (3) MONTHS ENDED JUNE 30, 2014

UNAUDITED

CONDENSED INTERIM

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2014

(Expressed in Canadian Dollars)

604.669.2701 info@perfectlithium.com	Suite 620 – 650 W Georgia St  Vancouver  Canada V6B 4N9

PERFECT LITHIUM CORP.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION (unaudited)

(Expressed in Canadian Dollars)

	June 30, 2014	March 31, 2014
	$	$
ASSETS

Current assets
Cash and cash equivalents (Note 11)	217,357	461,181
Receivables	1,672	18,641
Prepaid expenses	18,514	13,754

Total current assets	237,543	493,576

Equipment	230,979	243,138

Total assets	468,522	736,714

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	58,779	61,353
Accounts payable to related parties (Note 7)	-	31,532

Total liabilities	58,779	92,885

Shareholders’ equity
Share capital (Note 8)	2,928,606	2,898,558
Equity reserves (Note 8)	48,615	55,532
Deficit	(2,567,478)	(2,310,261)

Total shareholders’ equity	409,743	643,829

Total liabilities and shareholders’ equity	468,522	736,714

Nature and continuance of operations (Note 1)

Events after the reporting date (Note 14)

Approved and authorized by the Board on November 26, 2014

The accompanying notes are an integral part of these condensed interim financial statements.

PERFECT LITHIUM CORP.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (unaudited)

(Expressed in Canadian Dollars)

THREE MONTHS ENDED JUNE 30

	2014	2013
	$	$

OPERATING EXPENSES
Consulting	21,750	21,000
Investor relations	-	775
Office and miscellaneous	2,797	2,008
Professional fees	45,537	8,769
Research and development	157,515	184,578
Salary and benefits	35,073	27,918
Travel	3,213	3,209

Operating expenses	(265,885)	(248,257)

Interest income	1,751	-

Loss and comprehensive loss for the period	(264,134)	(248,257)

Basic and diluted loss per common share (Note 9)	(0.01)	(0.01)

Weighted average number of common shares outstanding	32,444,437	28,147,282

The accompanying notes are an integral part of these condensed interim financial statements.

.

PERFECT LITHIUM CORP.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in Canadian Dollars)

THREE MONTHS ENDED JUNE 30

	2014	2013
	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(264,134)	(248,257)
Items not affecting cash:
Depreciation	12,159	15,196

Changes in non-cash working capital items:
Decrease in receivables	16,969	5,012
Increase in prepaids	(4,760)	-
(Decrease) increase in accounts payable and accrued liabilities	(2,574)	813
Increase in accounts payable to related parties	-	2,699

Cash used in operating activities	(242,340)	(224,537)

CASH FLOWS FROM FINANCING ACTIVITIES
Share issuance costs	(1,484)	-

Cash used in financing activities	(1,484)	-

Change in cash and cash equivalents during the period	(243,824)	(224,537)

Cash and cash equivalents, beginning of period	461,181	423,776

Cash and cash equivalents, end of period (Note 11)	217,357	199,239

Supplemental disclosures with respect to cash flows (Note 13)

The accompanying notes are an integral part of these condensed interim financial statements.

PERFECT LITHIUM CORP.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY (unaudited)

(Expressed in Canadian Dollars)

	Share Capital		Equity Reserves
	Number of Shares outstanding	Amount	Share-based payments	Deficit	Total equity

Balance at March 31, 2013	28,147,282	$ 1,989,548	$ 52,828	$ (1,324,778)	$ 717,598
Loss for the period	-	-	-	(248,257)	(248,257)
Balance at June 30, 2013	28,147,282	1,989,548	52,828	(1,573,035)	469,341
Private placements (net of share issuance costs of $14,240)	3,161,000	776,010	2,704	-	778,714
Shares issued on exercise of warrants	886,666	133,000	-	-	133,000
Loss for the period	-	-	-	(737,226)	(737,226)
Balance at March 31, 2014	32,194,948	2,898,558	55,532	(2,310,261)	643,829
Expiry of stock options	-	-	(6,917)	6,917	-
Commitments, (net of share issuance costs of $1,484)	420,435	30,048	-	-	30,048
Loss for the period	-	-	-	(264,134)	(264,134)
Balance at June 30, 2014	32,615,383	$ 2,928,606	$ 48,615	$ (2,567,478)	$ 409,743

The accompanying notes are an integral part of these condensed interim financial statements.

.

PERFECT LITHIUM CORP.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

(Expressed in Canadian Dollars)

FOR THE PERIOD ENDED JUNE 30, 2014

1.	NATURE AND CONTINUANCE OF OPERATIONS

Perfect Lithium Corp. (the “Company”) was incorporated on February 2, 2011 under the laws of the Province of British Columbia. The Company is in the business of developing patent pending technology for the production of high performance nanostructured materials used in lithium-ion batteries and several other markets. The Company’s head office address is Suite 620 – 650 West Georgia Street, Vancouver, BC, V6B 4N9, Canada. The registered and records office address is Suite 2080 – 777 Hornby Street, Vancouver, BC, V6Z 1S4, Canada.

The condensed interim financial statements of the Company are presented in Canadian dollars unless otherwise indicated, which is the functional currency of the Company.

At the date of the condensed interim financial statements, the Company has not yet realized profitable operations and it has relied on non-operational sources of financing to fund operations. The ability of the Company to achieve its objectives, meet its ongoing obligations and recover its investments in pending patents and other assets will depend on management’s ability to successfully execute its business plan, achieve profitable operations and obtain additional financing, if or when required. There is no assurance that these initiatives will be successful.

These condensed interim financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, or other business and financial transactions which would assure continuation of the Company’s operations. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These circumstances comprise a material uncertainty which may cast significant doubt as to the ability of the Company to continue as a going concern.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The condensed interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.	SIGNIFICANT ACCOUNTING POLICIES

These condensed interim financial statements, including comparatives, have been prepared in accordance with International Accounts Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed interim financial statements should be read in conjunction with the Company’s audited financial statements as at and for the year ended March 31, 2014.

The condensed interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2014 audited financial statements with the exception of certain amendments to accounting standards issued by IASB, which were applicable from April 1, 2014.

PERFECT LITHIUM CORP.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

(Expressed in Canadian Dollars)

FOR THE PERIOD ENDED JUNE 30, 2014

These amendments did not have a significant impact on the Company’s condensed interim financial statements.

The condensed interim financial statements have been prepared on a historical cost basis, except for certain financial instruments classified at fair value through profit or loss which are stated at their fair value. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

3.	CHANGES IN ACCOUNTING POLICIES

For the purpose of preparing and presenting the financial information for the relevant period, the Company has adopted the following new standard relevant to the current period:

IAS 32, Financial Instruments

The amendment did not have a significant impact on the Company’s condensed interim financial statements.

The following standard has been issued but is not yet effective:

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods on or after January 1, 2018.

There are no other standards or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies and sources of estimation uncertainty that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim financial statements within the next financial year are the same as those that applied to the Company’s 2014 annual financial statements.

5.	GOVERNMENT ASSISTANCE

On July 12, 2013, the Company was granted by the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP) a non-repayable contribution of up to $50,000. IRAP requires that the proceeds from the grant be applied towards research and development costs associated with Perfect Lithium Lab Reactor Prototype. Under the terms of the agreement, NRC-IRAP has agreed to reimburse the Company for 80% of salaries paid to Company employees involved in this prototype. A total of $2,000 was claimed by the Company during the period ended June 30, 2014 (June 30, 2013 - $2,775), which was recorded as a reduction of related research and development expenses.

PERFECT LITHIUM CORP.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

(Expressed in Canadian Dollars)

FOR THE PERIOD ENDED JUNE 30, 2014

On January 14, 2014, the Company entered into a further agreement with NRC-IRAP whereby NRC-IRAP will fund a non-repayable contribution of up to $20,000. The Contribution is funded by the Youth Employment Strategy of the Government of Canada which requires that the proceeds from the grant be applied towards a commercialization strategy assessment. Under the terms of the agreement, NRC-IRAP has agreed to reimburse the Company for 85% of salaries paid to a MBA intern or fresh graduate. A total of $7,084 was claimed by the Company during the period ended June 30, 2014, which was recorded as a reduction of related salary and benefits expense.

6.	COMMITMENTS

On April 15, 2011, the Company entered into an Assignment and Royalty Agreement (the “Agreement”) with Lithium Ion Power LLC (“LIP”) and Teresita F. Kullberg (“Kullberg”) that will survive until the last patent issued under any of the technologies expires. In accordance with the Agreement, Kullberg and LIP assigned to the Company all of its rights, title and interest in and to the technologies and all such rights in and to any and all improvements. The Company must pay a royalty of 3% on net revenues from all consideration collected or received from the marketing, manufacturing, sale or distribution of or licensing the right to do any of the same of the goods manufactured with the use of all or some of the technologies. As at June 30, 2014, the Company had not yet generated any revenue, therefore, no royalties have been paid or accrued.

On April 15, 2011, the Company entered into a Service Agreement (the “Agreement’) with LIP and Kullberg to perform services of a Chief Technology Officer. The term of the Agreement is 3 years. The Company will pay US$650 per day or US$13,000 per month, whichever is less. During the first year of the Agreement, the Company shall pay 90% of the amount invoiced and issue to LIP common shares of the Company at a price of $0.075 per share in lieu of and equal to the unpaid 10%. (207,329 common shares with a value of $15,550 were issued). The Company issued 300,000 common shares with a value of $1,500 in the form of a bonus that was contingent upon certain milestones agreed upon by the parties. During the period ended June 30, 2014, the Company paid $42,946 (June 30, 2013 - $41,004). During the period ended June 30, 2014, the Company decided not to renew the Agreement.

The Company entered into a lease agreement, as amended, with InChem-Charlotte Property, LLC (successor in interest to Virkler Realty, LLC) to rent lab space in North Carolina. The lease runs from August 1, 2011 to July 31, 2014, with payments starting September 1, 2011. Lease payments over the term of the lease are as follows:

Year Ended	US$
March 31, 2012	39,600
March 31, 2013	91,900
March 31, 2014	99,600
March 31, 2015	16,600

The Company has entered into an employment agreement with a director of the Company for the provision of services at a current cost of $100,000 per annum. If the agreement is terminated without cause, within 90 days of a change of control or within one year of a change of control with good reason the Company is required to pay a lump sum payment equal to two years’ salary and the aggregate amount of all remuneration, bonuses and benefits not included in the two year salary that would otherwise have been received over the ensuring two year period.

PERFECT LITHIUM CORP.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

(Expressed in Canadian Dollars)

FOR THE PERIOD ENDED JUNE 30, 2014

On June 1, 2012, the Company entered into a Service Agreement (the “Agreement’) with LIP and Lennart Kullberg to perform services of a Research Manager. The term of the Agreement is 3 years. The Company will pay US$650 per day or US$13,000 per month, whichever is less. During the first year of the Agreement, the Company shall pay 90% of the amount invoiced and issue to LIP common shares of the Company at a price of $0.075 per share in lieu of and equal to the unpaid 10%. (213,106 common shares with a value of $15,983 were issued). During the period ended June 30, 2014, the Company paid $42,946 (June 30, 2013 - $41,004). The Company terminated the Agreement subsequent to June 30, 2014.

On May 22, 2013, the Company entered into a consulting agreement with Êon Consultants Ltd. with a term of 225 days to perform strategic advisory services. The Company will issue 100,000 common shares of the Company over the term of the Agreement. Subsequent to the period ended June 30, 2014, the Company issued 100,000 common shares of the Company with a value of $15,000.

7.	RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

(a)	Purchases of Services

	June 30, 2014	June 30, 2013
	$	$
An entity where an executive director is an officer, for consulting fees	15,000	15,000
An entity where an executive director is an officer, for consulting fees	85,891	82,007
	100,891	97,007

(b)	Key management compensation

Key management includes directors (executive and non-executive), the Secretary, CEO President. The compensation paid or payable to key management for employee services is shown below:

	June 30, 2014	June 30, 2013
	$	$
Salary and benefits to an executive director	25,000	25,000

(c)   Accounts payable to related parties:

	June 30, 2014	March 31, 2014
	$	$
An entity where an executive director is an officer, for consulting fees	-	31,532

PERFECT LITHIUM CORP.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

(Expressed in Canadian Dollars)

FOR THE PERIOD ENDED JUNE 30, 2014

8.	SHARE CAPITAL AND EQUITY RESERVES

(a)	Common shares

The authorized share capital of the Company consists of unlimited common shares without par value.

(b) Stock option plan

Stock Options to purchase common shares of the Company may be granted by the Board of Directors. Stock option transactions and the number of stock options outstanding are summarized as follows:

	June 30, 2014
	Number of Options	Weighted Average Exercise Price

Balance at beginning of period	1,264,500	$ 0.10
Granted	-	$ -
Exercised	-	$ -
Cancelled	(162,500)	$ 0.10
Expired	-	$ -

Balance at end of period	1,102,000	$ 0.10

Exercisable at end of period	1,102,000	$ 0.10

At June 30, 2014 the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
1,102,000	$0.10	September 22, 2022 (152,000 cancelled unexercised subsequent to the period ended June 30, 2014)
1,102,000

(c)	Warrants

At June 30, 2014, warrants were outstanding enabling holders to acquire the following number of shares:

Issued date	Balance, March 31, 2014	Issued	Exercised	Expired	Exercise price $	Balance, June 30, 2014	Expiry date
November 13, 2013	812,000	-	-	-	0.50	812,000	November 13, 2014(1)
November 27, 2013	666,000	-	-	-	0.50	666,000	November 27, 2014
November 27, 2013	28,000	-	-	-	0.25	28,000	November 27, 2015
November 28, 2013	102,500	-	-	-	0.50	102,500	November 28, 2014
	1,608,500	-	-	-		1,608,500
(1)	812,000 expired unexercised subsequent to the year ended March 31, 2014

PERFECT LITHIUM CORP.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

(Expressed in Canadian Dollars)

FOR THE PERIOD ENDED JUNE 30, 2014

9.	LOSS PER SHARE

The calculation of basic and diluted loss per share for the period ended June 30, 2014 was based on the loss attributable to common shareholders of $264,134 (June 30, 2013 - $248,257) and a weighted average number of common shares outstanding of 32,444,437 (June 30, 2013 – 28,147,282).

Diluted loss per share did not include the effect of 1,102,000 stock options (June 30, 2013 – 1,264,500) and 1,608,500 warrants (June 30, 2013 – 1,219,999) as they are anti-dilutive.

10.	MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain optimal capital structure to reduce to the cost of capital. The Company’s capital is composed of equity in the statement of financial position.

The Company is not subject to externally imposed capital requirements. In managing capital structure, the company manages its capital through regular reports to the Board of Directors, as well as management review of monthly or quarterly financial information. The Company issues new equity financing as needed and available. Additional information relating to capital management is given in the nature and continuance of operations in note 1.

11.	FINANCIAL INSTRUMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity, credit, currency, interest rate, and price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with its financial liabilities. The Company has historically relied upon equity financings to satisfy its capital requirements and will continue to depend heavily upon equity capital and possible loans to finance its activities. The Company manages liquidity risk through its capital management as outlined in Note 10 above. Accounts payable and accrued liabilities are due within one year.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and receivables. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions.

The majority of the Company’s cash and cash equivalents are held with major Canadian based financial institutions.

Currency Risk

The Company operates in Canada and the United States, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

PERFECT LITHIUM CORP.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

(Expressed in Canadian Dollars)

FOR THE PERIOD ENDED JUNE 30, 2014

The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reporting results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company’s cash and cash equivalents, accounts payable and accrued liabilities and accounts payable to related parties are exposed to the financial risk related to the fluctuation of foreign exchange rates. Most significantly, the Company is exposed to potential currency fluctuations between the US and Canadian dollars as research and development expenses transacted in US dollars represented approximately 51% (2013 – 68%) of the Company’s operating results.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current cash and cash equivalents are generally not exposed to interest rate risk because of their short-term maturity.

Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices. The Company closely monitors the individual equity movements to determine the appropriate course of action to be taken by the Company.

Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk, currency risk and credit risk.

Fair Value

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair values of cash and cash equivalents is based on level 1 of the fair value hierarchy.

PERFECT LITHIUM CORP.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

(Expressed in Canadian Dollars)

FOR THE PERIOD ENDED JUNE 30, 2014

Financial Assets

The Company’s financial assets were held in the following currencies:

Stated in Canadian Dollars
June 30, 2014
Carrying Value	Canadian Dollar	US Dollar	Total
Cash	38,475	5,242	43,717
Cash equivalents	173,640	-	173,640
Cash and cash equivalents	212,115	5,242	217,357

Receivables	1,672	-	1,672

Financial Liabilities

The estimated fair value of financial liabilities is equal to their carrying values due to the short-term nature of these instruments. The Company’s financial liabilities were held in the following currencies:

Stated in Canadian Dollars
June 30, 2014
Carrying Value	Canadian Dollar	US Dollar	Total
Accounts payable and accrued liabilities	43,891	14,888	58,779

12.	SEGMENTED INFORMATION

The Company operates in one business segment, developer of patent pending technology for the production of nanostructured materials. Geographic information is as follows:

June 30, 2014	Canada	USA	Total
Identifiable Assets
Equipment	$ -	$ 230,979	$ 230,979
Other Assets	237,543	-	237,543
Total Assets	$ 237,543	$ 230,979	$ 468,522

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the period ended June 30, 2014 included:

(a)	The Company issued 420,435 common shares with a value of $31,532 pursuant to Service Agreements between the Company and Lithium Ion Power LLC (Note 6).

There were no significant non-cash transactions during the years ended June 30, 2013.

PERFECT LITHIUM CORP.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

(Expressed in Canadian Dollars)

FOR THE PERIOD ENDED JUNE 30, 2014

14.	EVENTS AFTER THE REPORTING DATE

Subsequent to June 30, 2014, the following events occurred:

(a)	The Company completed a non-brokered private placement of 1,566,668 units of the Company at a price of $0.15 each, for gross proceeds of $235,000. Each unit consisted of one common share and one common share purchase warrant to purchase an additional common share for a period of 18 months at a price of $0.28. In the event that the Company has not listed on a stock exchange by 12 months from closing, each purchaser of units shall receive an adjustment of the common shares received in connection with the subscription agreement equal to an additional 35% of the common share originally issued to each purchaser.

(b)	On November 25, 2014, the Company entered into a definitive agreement (the “Agreement”) with Dundarave Resources Inc. (“Dundarave”), which sets out the terms of a proposed business combination between Dundarave and the Company (the “Transaction”). Pursuant to the Transaction, Dundarave, through its wholly-owned subsidiary, 1019491 B.C. Ltd., will acquire 100% of the issued and outstanding shares of PLC in exchange for 0.8 of a Post Consolidation Share (as defined below) (the “Exchange Ratio”) for each outstanding share of PLC. All outstanding warrants of PLC will be exchanged for Dundarave warrants to purchase Post Consolidation Shares with appropriate adjustments to the number and price of shares that may be acquired upon exercise thereof to reflect the Exchange Ratio. All stock options of Dundarave and PLC issued prior to the Agreement will be cancelled upon closing of the Transaction. The Resulting Issuer will grant 2,825,000 options to the new management of the Resulting Issuer upon completion of the Transaction. Concurrent with the closing of the Transaction, Dundarave will consolidate all of its issued and outstanding common shares on the basis of two existing common share for one new common share (a “Post Consolidation Share”) and one share purchase warrant. Each warrant will be exercisable at any time within 12 months following the closing date of the Transaction (the “Closing Date”) to acquire one Post-Consolidation Share at an exercise price of $0.40 per whole Post-Consolidation Share and at any time between 12 and 24 months following the Closing Date to acquire one half of one Post-Consolidation Share at an exercise price of $0.50 per whole Post-Consolidation Share. In connection with the Transaction, Dundarave will conduct a brokered private placement (the “Private Placement”) of units of Dundarave, which will be offered at a price of $0.25 per unit for gross proceeds of up to $3,000,0000, subject to minimum proceeds of $2,000,000. Up to $2,000,000 of the Private Placement will be offered by way of a TSXV short form offering document in applicable jurisdictions, excluding Ontario. Each unit will consist of one Post Consolidation Share and one-half of a share purchase warrant. Each whole warrant is exercisable into one Post Consolidation Share for a period of 2 years at an exercise price of $0.40 per share during the first year from the Closing Date and at an exercise price of $0.50 per share during the second year from the Closing Date. The use of proceeds of the Private Placement will be used to accomplish the objectives described in PLC’s business plan and for general working capital. Dundarave has engaged Mackie Research Capital Corporation (“Mackie”) to act as the agent to the Private Placement. As consideration, the Company has agreed to pay to Mackie a commission of 6.5% of the proceeds of the Private Placement in cash and 6.5% of the number of units sold in warrants. Dundarave has also engaged Mackie to act as an advisor and has agreed to pay Mackie a finder’s fee in the amount of 225,000 Post Consolidation Shares on closing of the Transaction. The closing is subject to various conditions, obtaining the approval of the shareholders of DDX and the Company, completion of a DDX private placement and obtaining all required regulatory and stock exchange approvals.

(c)	The Company entered into a sub-lease agreement with BC Research Inc. (“BCRI”) to rent lab space in Burnaby, BC effective September 15, 2014. The term of the sub-lease is for a period of 12 months with an annual sum of $30,000 payable in consecutive monthly installments of $2,500. The Company must pay a security deposit of $7,500. Either party may terminate the sub-lease agreement early any time after December 14, 2014 by giving not less than 30 days’ prior written notice. BCRI shall return any balance of the security deposit, if any, to the Company upon early termination.

PERFECT LITHIUM CORP.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

(Expressed in Canadian Dollars)

FOR THE PERIOD ENDED JUNE 30, 2014

(d)	Effective September 1, 2014, the Company entered into a service agreement with BCRI to provide support to the Company on a per-need basis for scientists, engineers and designers primarily through its parent company, NORAM Engineering and Constructors Ltd. The Company will be charged an hourly rate dependent on the type of service provided. The service agreement may be terminated by either party for cause by providing 30 days’ written notice or terminate by the Company at any time by providing 45 days’ written notice.

21

APPENDIX “I”

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR DUNDARAVE RESOURCES INC.

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2013

DUNDARAVE RESOURCES INC.

MANAGEMENT DISCUSSION & ANALYSIS
For the Year ended December 31, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of Dundarave Resources Inc. (“the Company”) for the year ended December 31, 2013 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

1.1  Date of This Report

April 15, 2014

1.2  Overall Performance

Description of Business

Dundarave Resources Inc. is a Canadian resource company involved in the identification, acquisition, exploration and development of natural resources. The Company’s principal office is located at Suite 2300 -1177 West Hastings Street, Vancouver, BC, V6E 2K3.

On January 27, 2012 the Company announced that it has entered into an option agreement (the “Agreement”) with Mr. J. Dawson and Mr. G. Belik (the "Optionors") to acquire a 100% interest in 18 contiguous mineral claims located near Merritt, British Columbia, known as the Jesse Creek property (the "Property"), subject to a 2% net smelter return royalty.

The Property is located in the central part of the Nicola Volcanic Belt, midway between the Afton and Copper Mountain porphyry copper gold deposits. The Jesse Creek property covers approximately 6,000 hectares located just north of the town of Merritt, B.C.

Pursuant to the Agreement, the Company may acquire the Property in consideration for total cash payments of $1,075,000 and the issuance of 1,700,000 common shares of the Company to the Optionors on the following schedule:

•	$40,000 was paid on signing of the Agreement (paid);
•	$35,000 payable on or before 30 days of signing the Agreement (paid);
•	200,000 shares upon TSX Venture Exchange acceptance of the Agreement;
•	an additional $100,000 and 200,000 shares on or before the first anniversary date of the Agreement (paid, issued);
•	an additional $200,000 and 300,000 shares on or before the second anniversary date of Agreement;
•	an additional $300,000 and 400,000 shares on or before the third anniversary date of the Agreement; and
•	an additional $400,000 and 600,000 shares on or before the fourth anniversary date of the Agreement.

The Agreement also provides for a 2% net smelter return royalty in favour of the Optionors. The Company may elect to purchase, at any time from the Optionors one-half (1/2) of the NSR on the Property, thereby reducing the Optionors' NSR to one percent (1%) respectively, upon the total payment to the Optionors of $1,000,000.

DUNDARAVE RESOURCES INC.
MD&A
December 31, 2013

On March 31, 2014, the Company terminated its option on the Jesse Creek property. The payment and share issuance, due under the Agreement on March 9, 2014, were not made. The Company continues to actively engage in identifying and evaluating projects with a preference to those that are in advance stage of development and/or with quantifiable resources.

Selected Annual Information

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
(a) Net sales	-	-	-
(b) Loss before extraordinary items
(i) Total loss	$(149,923)	$(168,185)	$(112,967)
(ii) Loss per share	$(0.01)	$(0.02)	$(0.01)
(c) Total assets	$811,275	$926,928	$994,479
(d) Total long-term liabilities	NIL	NIL	NIL
(e) Cash dividends declared per-share	NIL	NIL	NIL

1.3 Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q4 31-Dec 13	Q3 30-Sep 13	Q2 30-Jun 13	Q1 31-Mar 13	Q4 31-Dec-12	Q3 30-Sep-12	Q2 30-Jun-12	Q1 31-Mar-12
Revenue	$-	$-	$-	$-	$-	$-	$-	$-
Net loss	$(23,490)	$(41,023)	$(29,874)	$(55,536)	$(72,052)	$(21,240)	$(21,676)	$(53,217)
Basic and diluted loss per share	$0.00	$0.00	$0.00	$0.01	$0.01	$0.00	$0.00	$0.01

1.4 Results of Operations

The net loss for the year ended December 31, 2013 was $149,923 (2012 - $168,185). The decrease is mainly due to share-based compensation of $ NIL (2012 – $40,000) in respect of stock options granted in the previous year.

The Company received interest of $2,115 (2012 - $6,403). The decrease is mainly due to lower funds available for investments.

DUNDARAVE RESOURCES INC.
MD&A
December 31, 2013

1.5 Liquidity

The Company has no revenue generating projects at this time. The Company’s historical capital needs have been met by equity subscriptions. The Company will require additional financing to fund any property acquisitions as well as exploration programs on any properties it acquires.

As at December 31, 2013, the Company’s working capital was $250,191 (compared to $484,100 at December 31, 2012).

1.6 Capital Resources

The Company currently does not own any mineral properties but is actively seeking potential interest in properties, corporations, asset or business in the natural resources.

1.7 Off Balance Sheet Arrangements

There is no off-balance sheet arrangements to which the Company is committed.

1.8  Transactions with Related Parties

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. Certain of these entities transacted with the Company during the reporting period.

The following amounts were incurred with respect to the Company’s Chief Executive Officer, Mr. Paul Matysek, and Chief Financial Officer, Mr. George Lim, for the year ended December 31:

	2013	2012

Consulting fees – Paul Matysek	$36,000	$36,000
Consulting fees – George Lim	36,000	36,000
Share based payments – Paul Matysek	−	10,000
Share-based payments – George Lim	−	7,500

	$72,000	$89,500

As at December 31, 2013, $ 9,000 (2012 - $ 3,360) remained unpaid and has been included in accounts payable and accrued liabilities.

DUNDARAVE RESOURCES INC.
MD&A
December 31, 2013

The following amounts were incurred with respect to the Corporate Secretary and director, Ms. Christine Thomson and non-management directors of the Company, Mr. Andre Pauwels and Mr. Brent Peters for the year ended December 31:

	2013	2012

Consulting fees – Christine Thomson	$8,500	$8,500
Consulting fees – Andre Pauwels	2,920 650
Exploration and evaluation
assets – Andre Pauwels	−	5,200
Share-based payments – Christine Thomson	−	7,500
Share-based payments – Andre Pauwels	−	7,500
Share-based payments – Brent Peters	−	7,500

	$11,420	$36,850

1.9 Proposed Transactions

None.

1.10 Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 2 of the Company’s financial statements for the year ended December 31, 2013. These accounting policies can have a significant impact on the financial performance and financial position of the Company

1.11 Changes in Accounting Policies

A detailed summary of all the Company’s significant accounting policies, including the adoption of new accounting standards and interpretations is included in Note 2 to the audited annual financial statements for the year ended December 31, 2013.

1.12 Financial and Other Instruments

The carrying value of cash and cash equivalents and accounts payable approximate their fair values due to the short maturity of those instruments.

1.13 Outstanding share data

At the date of this report, the Company has 10,285,976 issued and outstanding common shares.

1.14 Subsequent Event

Subsequent to December 31, 2013, the Company terminated its option on the Jesse Creek property. The payment and share issuance, due under the Agreement on March 9, 2014, were not made.

DUNDARAVE RESOURCES INC.
MD&A
December 31, 2013

1.15 Risk Factors

Prior to making an investment decision investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of the Company consider the risks set out below to be the most significant to potential investors in the Company, but are not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware or which they consider not to be material in relation to the Group's business, actually occur, the Group's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Dundarave Will Require Additional Capital in the Future

The Company has limited financial resources. The Company is actively seeking potential interest in properties, corporations, asset or business or asset in the natural resources. In particular the Company will have capital requirements as it proceeds to invest in such activities.

In addition, the Company may incur major unanticipated liabilities or expenses. There can be no assurance that the Company will be able to obtain necessary financing in a timely manner on commercially acceptable terms, if at all.

Volatile demand for commodities and their prices may make it difficult or impossible for the Company to obtain debt financing or equity financing on commercially acceptable terms or at all. Failure to obtain such additional financing could result in delay or indefinite postponement of further development and commercialization of its projects with the possible loss of the rights to such technologies.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares.

Availability of Qualified Personnel

The mining industry generally is experiencing a significant shortage of qualified personnel particularly in the availability of professionals such as mining engineers, metallurgists and geologists. There is also a shortage of staff and skilled workers and, as a result, training to fill the positions may be necessary in order to achieve Dundarave’s planned production activities. The current demand for people has also resulted in a significant escalation of salaries and wages.

Additional information
Additional information relating to the company is on SEDAR at www.sedar.com.

22

APPENDIX “J”

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR DUNDARAVE RESOURCES INC.

FOR THE SIX (6) MONTHS ENDED JUNE 30, 2014

DUNDARAVE RESOURCES INC.

MANAGEMENT DISCUSSION & ANALYSIS
For the six months ended June 30, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of Dundarave Resources Inc. (“the Company”) for the six months ended June 30, 2014 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

1.1  Date of This Report

August 1, 2014

1.2  Overall Performance

Description of Business

Dundarave Resources Inc. is a Canadian resource company involved in the identification, acquisition, exploration and development of natural resources. The Company’s principal office is located at Suite 2300 -1177 West Hastings Street, Vancouver, BC, V6E 2K3.

The company continues to actively evaluate projects. In this quarter the company reviewed a number of mineral exploration properties, technology and agricultural projects.

Selected Annual Information

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
(a) Net sales	-	-	-
(b) Loss before extraordinary items
(i) Total loss	$(149,923)	$(168,185)	$(112,967)
(ii) Loss per share	$(0.01)	$(0.02)	$(0.01)
(c) Total assets	$811,275	$926,928	$994,479
(d) Total long-term liabilities	NIL	NIL	NIL
(e) Cash dividends declared per-share	NIL	NIL	NIL

1.4 Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q1 30-Jun 14	Q1 31-Mar 14	Q4 31-Dec 13	Q3 30-Sep 13	Q2 30-Jun 13	Q1 31-Mar 13	Q4 31-Dec-12	Q3 30-Sep-12
Revenue	$-	$-	$-	$-	$-	$-	$-	$-
Net loss	$(23,921)	$(599,083)	$(23,490)	$(41,023)	$(29,874)	$(55,536)	$(72,052)	$(21,240)
Basic and diluted loss per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.01	$0.01	$0.00

DUNDARAVE RESOURCES INC.
MD&A
June 30, 2014

1.5  Results of Operations

The net loss for the three months ended June 30, 2014 (“Second Quarter”) was $23,921 (2013 - $29,874). The decrease is mainly due to write down of marketable securities of $1,500 (2013 $20,000).

The Company received interest of $430 (2013 - $129). The increase is mainly due to more funds available for investments and better interest rates received when compared to the previous year.

1.6 Liquidity

The Company has no revenue generating projects at this time. The Company’s historical capital needs have been met by equity subscriptions. The Company will require additional financing to fund any property acquisitions as well as exploration programs on any properties it acquires.

As at June 30, 2014, the Company’s working capital was $179,075 (compared to $250,191 at December 31, 2013)

1.7 Capital Resources

The Company currently does not own any mineral properties but is actively seeking potential interest in properties, corporations, asset or business in the natural resources.

1.8  Off Balance Sheet Arrangements

There is no off-balance sheet arrangements to which the Company is committed.

1.9  Transactions with Related Parties

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. Certain of these entities transacted with the Company during the reporting period.

The following amounts were incurred with respect to the Company’s Chief Executive Officer, Mr. Paul Matysek, and Chief Financial Officer, Mr. George Lim, for the six months ended June 30:

	2014	2013

Consulting fees – Paul Matysek	$18,000	$9,000
Consulting fees – George Lim	18,000	18,000

	$36,000	$27,000

As at June 30, 2014, $ 3,000 (2013 - $ Nil) remained unpaid and has been included in accounts payable and accrued liabilities.

1.10 Proposed Transactions

None.

DUNDARAVE RESOURCES INC.
MD&A
June 30, 2014

1.11 Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 2 of the Company’s financial statements for the year ended December 31, 2013. These accounting policies can have a significant impact on the financial performance and financial position of the Company

1.12 Changes in Accounting Policies

A detailed summary of all the Company’s significant accounting policies, including the adoption of new accounting standards and interpretations is included in Note 2 to the audited annual financial statements for the year ended December 31, 2013.

1.13 Financial and Other Instruments

The carrying value of cash and cash equivalents and accounts payable approximate their fair values due to the short maturity of those instruments.

1.14 Outstanding share data

At the date of this report, the Company has 10,285,976 issued and outstanding common shares.

1.15 Risk Factors

Prior to making an investment decision investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of the Company consider the risks set out below to be the most significant to potential investors in the Company, but are not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware or which they consider not to be material in relation to the Group's business, actually occur, the Group's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Dundarave Will Require Additional Capital in the Future

DUNDARAVE RESOURCES INC.
MD&A
June 30, 2014

The Company has limited financial resources. The Company is actively seeking potential interest in properties, corporations, asset or business or asset in the natural resources. In particular the Company will have capital requirements as it proceeds to invest in such activities.

In addition, the Company may incur major unanticipated liabilities or expenses. There can be no assurance that the Company will be able to obtain necessary financing in a timely manner on commercially acceptable terms, if at all.

Volatile demand for commodities and their prices may make it difficult or impossible for the Company to obtain debt financing or equity financing on commercially acceptable terms or at all. Failure to obtain such additional financing could result in delay or indefinite postponement of further development and commercialization of its projects with the possible loss of the rights to such technologies.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares.

Availability of Qualified Personnel

The mining industry generally is experiencing a significant shortage of qualified personnel particularly in the availability of professionals such as mining engineers, metallurgists and geologists. There is also a shortage of staff and skilled workers and, as a result, training to fill the positions may be necessary in order to achieve Dundarave’s planned production activities. The current demand for people has also resulted in a significant escalation of salaries and wages.

Additional information
Additional information relating to the company is on SEDAR at www.sedar.com.

23

APPENDIX “K”

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERFECT LITHIUM CORP.

FOR THE FINANCIAL YEARS ENDED MARCH 31, 2014, 2013 AND 2012

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED

MARCH 31, 2014, 2013 and 2012

604.669.2701 info@perfectlithium.com	Suite 620 – 650 W Georgia St  Vancouver  Canada V6B 4N9

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

MANAGEMENT DISCUSSION AND ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Perfect Lithium Corp. (“Perfect Lithium” or the “Company”) and compares the Company’s 2014 financial results with those of the previous years. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the related notes for the year ended March 31, 2014, 2013 and 2012 which have been prepared under International Financial Reporting Standards (“IFRS”).

All financial information in this MD&A has been prepared in accordance with IFRS. All dollar amounts included therein and in the following MD&A are in Canadian dollars, the reporting and functional currency of the Company, except where noted. The MD&A contains information up to and including November 26, 2014 (the “Report Date”).

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A may constitute “forward-looking statements”. Such term is defined in applicable securities laws. The forward-looking information includes, without limitation, the success of research and development activities and other similar statements concerning anticipated future events, conditions or results that are not historical facts. These statements reflect management’s current estimates, beliefs, intentions and expectations; they are not guarantees of future performance. The Company cautions that all forward-looking information is inherently uncertain and that actual performance may be affected by a number of material factors, many of which are beyond the Company’s control. Such factors include, among others, risks relating to exploration and development; the ability of the Company to obtain additional financing; the Company's limited operating history; the need to comply with environmental and governmental regulations; fluctuations in currency exchange rates; operating hazards and risks; competition; and other risks and uncertainties. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, actual future events, conditions and results may differ materially from the estimates, beliefs, intentions and expectations expressed or implied in the forward-looking information. All statements are made as of the Report Date and, except as required by law, the Company is under no obligation to update or alter any forward-looking information.

OVERALL PERFORMANCE

Overview

Perfect Lithium Corp. (the “Company”) is a private company incorporated on February 2, 2011 under the laws of the Province of British Columbia. Perfect Lithium is a research and development company and has not yet realized profitable operations. Perfect Lithium is focused on building a portfolio of intellectual property and technology “know-how” for applications used in lithium-ion batteries and several other markets. The Company’s mission is to develop novel, scalable and low-cost processing technology for the production of high performance nanomaterials and to establish its technology as the de facto platform for the production of a new generation of high volume, high performance advanced materials.

The Company is not a “reporting issuer” as defined in applicable Canadian Securities Laws, in any jurisdiction of Canada and is not the equivalent in any other jurisdiction. No Perfect Lithium common shares or other securities issued by the Company are listed for trading on any stock exchange or similar trading platform.

The Head office is located at Suite 620, 650 West Georgia Street, Vancouver, BC, V6B 4N9 and the registered and records office is located at Suite 2080 – 777 Hornby Street, Vancouver, BC, V6Z 1S4, Canada.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

Description of Business

Perfect Lithium was founded in 2011 by Dr. Teresita Frianeza-Kullberg, John Lando and Dan Blondal to provide technology, engineering and industrial scaling expertise to facilitate commercialization of a new and disruptive low-cost manufacturing process that can mass-produce low cost, high performance nanomaterials for today’s lithium-ion batteries. Batteries are essentially limited by the capabilities of the energy storing metals that go into them. Perfect Lithium was created based on the belief that innovative low cost & scalable processing technology could address the pent-up demand for better battery materials that charge faster and last longer with higher output, more energy and lower costs. Perfect Lithium could provide a break-through that will enable these nanomaterials to be scaled up and mass-produced in practical and cost-effective ways.

Perfect Lithium is building a portfolio of intellectual property and technology “know-how” for applications in markets that include energy storage, specialty ceramics, pharmaceutical, semiconductors, aerospace, dental, catalysts and communications. The technology simplifies the assembly of complex formulations of organic and inorganic ceramic powders and is suited to growth markets where the commercialization of advanced materials is inhibited by costly and entrenched industrial fabrication methods. Perfect Lithium’s first market is lithium-ion cathode materials in the energy storage sector, where its advantageous technology can bring sustainable differentiation and value to early adopters.

During the year ended March 31, 2013, optimization of the process and internal validation of the resulting cathode material performance led to proof-of-concept. The Company wrote and submitted initial patent claims from proof-of-concept results. Five patents were filed covering methods, apparatus, applications and materials. The Company continued optimization of methods and materials and completed a non-brokered private placement for gross proceeds of $253,724 and raised $385,319 through common shares issued on exercise of warrants.

During the year ended March 31, 2014, the Company entered into an agreement with the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP) to provide a non-repayable contribution to launch a project that allowed Perfect Lithium to design, fabricate and commission a bench-scale processing apparatus. The Company optimized key known cathode material, began and completed validation of performance with third parties. The Company filed one additional patent with the US Patent and Trademark Office, and the same IP was filed in 5 PCT applications for worldwide coverage and one Taiwanese application. The Company completed non-brokered private placements for gross proceeds of $790,250 and raised $133,000 through common shares issued on exercise of warrants.

As of the Report Date, the Company moved the laboratory from Charlotte, North Carolina to Vancouver, BC and has an industrial collaboration in place with local chemical engineering companies NORAM and its subsidiary BC Research (BCRI) to scale the technology for piloting and commercialization. Perfect Lithium is leasing office, laboratory and open warehouse space for scale-up and piloting. BCRI will also be providing engineering and industrial know-how towards the commercialization of our technology.

The Technology

PLC’s innovative processing technology can be used to produce materials used in a wide range of markets. PLC’s first addressable market is cathode materials that are used to store and discharge energy in lithium-ion rechargeable batteries. There is growing demand in the lithium-ion battery market for more cost effective and higher performance energy storage solutions. PLC is well positioned to address these needs with its patent pending technology and sees growth potential for the technology in many other materials markets that include energy storage, dental, catalysts, specialty ceramics, pharmaceutical, semiconductors, agriculture, aerospace and communications.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

PLC has developed a new method of producing high performance cathode materials, which uses equipment and simple methods that are known to scale in a wide range of industrial applications. The process can produce longer lasting composite materials using lower cost feedstock and simpler processing.

With regards to performance, PLC materials have been assessed by PLC, by Canada’s National Research Council (NRC) and by several key undisclosed materials producers. Specifically, NRC measured electrochemical performance of LNMC out to a thousand (1000) cycles and results were similar to those measured by PLC and another undisclosed group. NRC also tested a comparable LNMC reference material prepared by a leader in battery material science and found that PLC material performed with approximately 20% greater capacity than the reference material. Both the PLC and NRC results show reasonable energy capacity fading to 85% after 500 1-hour charge-discharge cycles.

With regards to raw material costs, PLC’s liquid phase reaction is tolerant of raw material impurities and irregularities, enabling the use of lower grade feedstock (98-99% purity) instead of battery grade (99.9%) for an estimated ~30% reduction in terms of dollars ($) per kilogram (kg).

With regards to processing costs, PLC believes it can reduce the number of manufacturing steps by 75% and reduce throughput from several days to less than a day, when compared with state of the art methodologies described in patents and literature, such as solid state, hydrothermal, co-precipitation, sol-gel, spray pyrolysis and deposition methods. The overall savings in process costs is projected to be ~40% in terms of dollars ($) per kilogram (kg). Furthermore, improvements to the nanostructure are showing 200-300% longer lasting material that can charge faster or store more energy. PLC believes the product of these improvements can deliver a 50% reduction in the cost of storing energy in terms of dollars ($) per kilowatt-hour (kWh).

The process consists of three (3) stages, and the major innovations lie in the first (1st) stage where a special mode of combining reactants controls crystal nucleation and growth of particles. Nucleation is the self-assembly of molecules into an organized structure. The desired nano-scale or superfine structure is formed in the first (1st) stage of the production cycle and eliminates many steps common to the dominant industrial processes.

In the first (1st) stage, salts or other reactants are added to an aqueous (water-based) or other solution located within a proprietary liquid phase reactor system. Nucleation occurs upon the presentation of feedstock and takes place rapidly. The proprietary system allows for control of structural growth and reaction kinetics, with the source materials provided either from bulk or from a continuous flow preparation process. The process is suitable for operation at mild temperatures and atmospheric pressures.

This reactor stage avoids grinding, milling, classification, supercritical conditions, filtering, separation and many other steps that are used in existing industrial methods. Reactants need not be high purity, as less expensive technical grade (as opposed to battery grade) chemicals can be used to achieve a quality output. PLC’s system is less sensitive to impurities and irregularities than other known manufacturing methods and can accommodate, for example, carbonates, hydroxides, and acetates of lithium, cobalt, nickel and manganese graded at 98% and 99% purity. These materials are less costly and more widely available than battery grade feedstock (99.9% and purer) that is commonly used to prepare cathode materials. The reactor operates at mild temperatures and atmospheric pressures, and can be sealed for inert or other environments, allowing for a much safer and simpler laboratory environment. The reactor stage also avoids complexing agents, surfactants, templates, and emulsifiers that are categories of chemicals typically used to initiate nucleation and control growth of structures. PLC avoids these chemicals and is therefore able to deliver the desired structure using simpler methods and pass them on to the second (2nd) stage of drying and the third (3rd) stage of firing in a furnace.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

In the second (2nd) stage, the reactor liquids are passed to an industrial drying system such as a spraying, freezing, evaporating, microwaving or other system.

In the third (3rd) stage, dried powders are fired in a conventional furnace such as a rotary kiln, fluidized bed, plasma or other type of furnace. This final stage is known as calcination, where the dried materials are heated to 800-900ºC in either an atmospheric or inert environment and are thermally decomposed into, for instance, lithium manganese oxide, steam, ammonia and/or carbon dioxide. The formation of the underlying nano-structure is completed during calcination and the resulting powder is ready for assembly into a battery cell or other application.

The underlying structure and morphology of the materials is preserved through a wide range of thermal processing steps, eliminating the need for long and repeated firings and indicative of a robust and long lasting material. The process produces materials with stable phase composition and high porosity, but which is configurable to meet a variety of density requirements.

The presence of nano-structures early in the process and prior to calcination simplifies processing and is advantageous for performance, throughput and scale-up. Characterization of the materials by electron microscope and x-ray characterizes the size, the composition and the kind of structure, providing evidence of a robust structure that withstands the rigours of drying and calcination and maintains the integrity of its advantageous structure through thousands of charge cycles.

This innovative approach can reduce the complexity and cost of materials production, through lower cost feedstock and fewer steps, while providing nanostructured materials with superior performance characteristics. The reactor, drying and calcination stages can be easily integrated to enable materials to flow from start to finish in a continuous manner and under controlled environmental conditions. In this way, PLC’s system can be configured for many different composite materials and PLC believes the three (3) stage process can be rapidly scaled and configured for high volume production.

Typically, synthesis of nano-materials at the benchscale are performed in small quantities anywhere from milligrams to grams of material. Subsequent scale-up from these small quantities often leads to detrimental changes in thermodynamics (heat, temperature, energy, work) and reaction kinetics (reaction rates and chemical change). PLC recognizes that synthesis of materials must begin at a larger scale where the properties of the system are much closer to production conditions. For this reason, PLC designed a 6-liter bench scale reactor that is capable of producing up to 150 grams per hour (150 g/hr) or 3 kilograms per day (3 kg/day), with drying and firing stages easily scaled to match. At this scale, there is sufficient enough volume to emulate the thermodynamic and reaction kinetics expected in pilot and full-scale production.

The Proprietary Protection

Five (5) patent applications were submitted to the United States Patent and Trademark Office in March 2013, covering processes, apparatus, applications and formulations. One (1) provisional patent application was filed in the United States in November 2013 and followed with one (1) non-provisional patent filed in the United States in March of 2014 for a total of seven (7) patents pending in the United States. These patents were also filed in five (5) applications under the Patent Cooperation Treaty for worldwide coverage and one (1) Taiwanese application. The intellectual property was developed and is wholly owned by PLC. PLC may file additional patents at a later date to further strengthen its intellectual property and technology going forward, although no assurances can be given that it will be successful in such endeavors. PLC seeks to limit disclosure of its intellectual property by requiring employees, consultants and partners with access to the technology to execute confidentiality agreements and non-competition agreements and by restricting access to PLC’s intellectual property and technology.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

Despite PLC’s efforts to protect its intellectual property and technology, unauthorized parties may attempt to copy aspects of its technology or to obtain and use information that PLC regards as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the United States or Canada. Litigation may be necessary in the future to enforce PLC’s intellectual property rights, to protect PLC’s trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion or resources and could have a material adverse effect on PLC’s business, operating results and financial condition. There can be no assurance that PLC’s means of protecting its proprietary rights will be adequate or that competitors will not independently develop similar services or products. Any failure by PLC to adequately protect its intellectual property could have a material adverse effect on its business, operating results and financial condition.

Patent	Country	Status	Number	Filing Date	Publication Date
Method for Making Powders for Specialized Applications	USA	Application	13/839,374	03/15/2013	09/18/2014
	International PCT	Application	PCT/US2014/027056	03/14/2014	09/25/14
Reactor Vessel	USA	Application	13/839,110	03/15/2013	09/18/2014
	International PCT	Application	PCT/US2014/027094	03/14/2014
Method for Making Lithium Metal Oxide Powders for Battery Applications	USA	Application	13/842,278	03/15/2013	09/18/2014
	International PCT	Application	PCT/US2014/027125	03/15/2014	09/25/2014
Method for Making Layered Lithium Mixed Metal Oxide Powders for Battery Applications	USA	Application	13/842,978	03/15/2014	09/18/2014
	International PCT	Application	PCT/IB2014/000810	03/14/2014
	Taiwan	Application	103109198	03/14/2014
Method for Making Lithium Metal Oxide Powders for Battery Applications	USA		13/842,539	03/15/2013	09/18/2014
	International PCT	Application	PCT/US2014/027248	03/15/2014
Method for Making Layered Lithium Mixed Metal Oxide Powders for Battery Applications	USA (provisional)	Application	61/902,915	11/12/2013
Method for Making Layered Lithium Mixed Metal Oxide Powders for Battery Applications	USA	Application	14/215,657	03/17/2014

FUTURE PLANS

Beyond the current fiscal year, PLC will continue to focus on the validation of four (4) key areas of uncertainty: (i) performance; (ii) novelty; (iii) scalability; and (iv) cost. PLC plans to have validation of these key components in place by December 31, 2015.

Performance will be evaluated in full scale battery testing starting in the first half of 2015 and continuing through 2016 with modifications to existing materials and synthesis of new materials. Third parties require a minimum of one kilogram (1 kg) of cathode materials for these tests and PLC is preparing to modify existing apparatus to address immediate needs and to build a pilot line to address needs for larger volumes of test materials.

Novelty will be validated through the assessment of PLC’s published patent applications and through demonstration of production in the laboratory and piloting facility.

To address scalability and costs, a pilot facility will be designed, fabricated, installed and commissioned by the end of 2015. Activities in 2016 will include optimization, demonstration and pilot production towards the latter half of the year to provide materials for third party evaluation. These activities are expected to lead to activities in partnership, licensing and commercialization.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

PLC anticipates spending $3.2 million on laboratory, piloting, marketing, administrative and legal activities between November 2014 and September 2016. PLC intends to fund these activities using the proceeds of the Dundarave Private Placement, which private placement is a condition precedent to the completion of the Transaction and the Arrangement.

PROPOSED TRANSACTIONS

On November 25, 2014, the Company entered into a definitive agreement (the “Agreement”) with Dundarave Resources Inc. (“Dundarave”), which sets out the terms of a proposed business combination between Dundarave and the Company (the “Transaction”). Pursuant to the Transaction, Dundarave, through its wholly-owned subsidiary, 1019491 B.C. Ltd., will acquire 100% of the issued and outstanding shares of PLC in exchange for 0.8 of a Post Consolidation Share (as defined below) (the “Exchange Ratio”) for each outstanding share of PLC.  All outstanding warrants of PLC will be exchanged for Dundarave warrants to purchase Post Consolidation Shares with appropriate adjustments to the number and price of shares that may be acquired upon exercise thereof to reflect the Exchange Ratio. All stock options of Dundarave and PLC issued prior to the Agreement will be cancelled upon closing of the Transaction.  The Resulting Issuer will grant 2,825,000 options to the new management of the Resulting Issuer upon completion of the Transaction. Concurrent with the closing of the Transaction, Dundarave will consolidate all of its issued and outstanding common shares on the basis of two existing common share for one new common share (a “Post Consolidation Share”) and one share purchase warrant. Each warrant will be exercisable at any time within 12 months following the closing date of the Transaction (the “Closing Date”) to acquire one Post-Consolidation Share at an exercise price of $0.40 per whole Post-Consolidation Share and at any time between 12 and 24 months following the Closing Date to acquire one half of one Post-Consolidation Share at an exercise price of $0.50 per whole Post-Consolidation Share. In connection with the Transaction, Dundarave will conduct a brokered private placement (the “Private Placement”) of units of Dundarave, which will be offered at a price of $0.25 per unit for gross proceeds of up to $3,000,0000, subject to minimum proceeds of $2,000,000. Up to $2,000,000 of the Private Placement will be offered by way of a TSXV short form offering document in applicable jurisdictions, excluding Ontario. Each unit will consist of one Post Consolidation Share and one-half of a share purchase warrant.  Each whole warrant is exercisable into one Post Consolidation Share for a period of 2 years at an exercise price of $0.40 per share during the first year from the Closing Date and at an exercise price of $0.50 per share during the second year from the Closing Date. The use of proceeds of the Private Placement will be used to accomplish the objectives described in PLC’s business plan and for general working capital. Dundarave has engaged Mackie Research Capital Corporation (“Mackie”) to act as the agent to the Private Placement. As consideration, the Company has agreed to pay to Mackie a commission of 6.5% of the proceeds of the Private Placement in cash and 6.5% of the number of units sold in warrants.  Dundarave has also engaged Mackie to act as an advisor and has agreed to pay Mackie a finder’s fee in the amount of 225,000 Post Consolidation Shares on closing of the Transaction. The closing is subject to various conditions, obtaining the approval of the shareholders of DDX and the Company, completion of a DDX private placement and obtaining all required regulatory and stock exchange approvals.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

SUMMARY OF ANNUAL AND QUARTERLY RESULTS

The following table sets out selected historical financial information of Perfect Lithium. Such information is derived from the audited financial statement of Perfect Lithium for the years ended March 31, 2014, 2013 and 2012. The Company’s annual financial statements are prepared in accordance with IFRS and are expressed in Canadian dollars.

	March 31, 2014 $	March 31, 2013 $	March 31, 2012 $
Loss and comprehensive loss	(985,483)	(940,360)	(354,418)
Net loss per share, basic and fully diluted	(0.03)	(0.04)	(0.02)
Total assets	736,714	749,614	994,799
Total liabilities	92,885	32,016	28,692
Shareholders’ equity	643,829	717,598	966,107

Perfect Lithium has not historically prepared quarterly results.

The Company’s future financial success will be dependent upon the ability to obtain necessary financing to achieve its objectives, meet its ongoing obligations and recover its investments in pending patents and other assets. Such developments may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine.

The Company receives interest from cash balances. These amounts fluctuate from quarter to quarter and year to year depending on its outstanding cash and cash equivalent balance. The Company has not yet realized profitable operations.

RESULTS OF OPERATIONS

Year Ended March 31, 2014 Compared To Year Ended March 31, 2013

Loss and comprehensive loss for the year ended March 31, 2014 increased by $45,123. General and administrative costs of $986,710 (2013 - $888,195) increased due to the following fluctuations:

•	Consulting fee increased by $6,900 due to an increase in the monthly fee relating to financial and administrative consulting fee.
•	Filing fees increased by $21,130 due to patent filing fees.
•	Investor relations decreased by $3,622 as a result of a reduction of updates to the shareholder community.
•	Professional fees increased by $64,698 due to the accrual of an audit fee, preparation of tax returns, legal fees in relations to terminating the lease agreement with InChem-Charlotte Property, LLC., and legal fees in relations to US filings in relations to US shareholders.
•	Research and development saw an increase of $9,561 due to the Company launching a project that allowed Perfect Lithium to design, fabricating and commissioning a bench-scale processing apparatus (“Reactor Prototype Project”) with the assistance of a non-repayable contribution from the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP).
•	Salary and benefits decreased by $11,964 as a portion of the CEO’s time was allocated to the Reactor Prototype Project.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

A non-cash share-based payment charge of $Nil (2013 - $52,828) was incurred to reflect the fair value relating to the current period.

Year Ended March 31, 2013 Compared To Year Ended March 31, 2012

Loss and comprehensive loss for the year ended March 31, 2013 increased by $585,942. General and administrative costs of $888,195 (2013 - $354,418) increased due to the following fluctuations:

•	Consulting fee increased by $66,100 due to the hiring of consultants part way through the year ended March 31, 2012.
•	Investor relations increased by $6,571 as a result of an increase in updates to the shareholder community.
•	Professional fees decreased by $8,842 as a result of negotiating the Service and Royalty Agreements with Lithium Ion Power LLC during the year ended March 31, 2012.
•	Research and development saw an increase of $353,454 due to the optimization of the process and the resulting cathode materials which led to proof-of-concept in December 2012.
•	Salary and benefits increased by $104,382 due to hiring of the CEO.

A non-cash share-based payment charge of $52,828 (2012 - $Nil) was incurred to reflect the fair value relating to the current period.

LIQUIDITY

As at March 31, 2014, March 31, 2013 and March 31, 2012, the Company had working capital of $400,691, $413,675 and $620,613, respectively. The decrease in working capital of $12,984 for the year ending March 31, 2014 was primarily due to the Company:

•	completing a non-brokered private placement of 3,161,000 units of the Company at a price of $0.25 each, for gross proceeds of $790,250.

•	issuing 886,666 common shares pursuant to the exercise of warrants at $0.15 for gross proceeds of $133,000.

•	Incurring the loss and comprehensive loss for the year of $985,483 which included the $48,000 received from NRC-IRAP to reduce the qualified expenditures in connection with the Reactor Prototype Project.

The decrease in working capital of $206,938 for the year ending March 31, 2013 was primarily due to the Company:

•	completing non-brokered private placements of 1,691,489 common shares of the Company at a price of $0.15 each, for gross proceeds of $253,724.

•	issuing 2,568,794 common shares pursuant to the exercise of warrants at $0.15 for gross proceeds of $385,319.

•	Incurring the loss and comprehensive loss for the year of $940,360.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

Recent developments in the capital markets have restricted access to debt and equity financing for many companies. As the Company has no significant income, cash balances will continue to decline as the Company utilizes these funds to conduct its operations, unless replenished by capital fundraising.

	March 31, 2014	March 31, 2013	March 31, 2012

Working capital	$ 400,691	$ 413,675	$ 620,613
Deficit	(2,310,261)	(1,324,778)	(384,418)

During the year ended March 31, 2014, the Company completed a non-brokered private placement of 3,161,000 units of the Company at a price of $0.25 each, for gross proceeds of $790,250. Each unit consisted of one common share and one half of one common share purchase warrant to purchase an additional common share for a period of 12 months at a price of $0.50. The private placement was subject to a ratchet clause provision that in the event the Company issued additional units (comprising of common shares and warrants) or common shares, at a purchase price below $0.25 on or before six months from the closing date (“Dilutive share Issuance”), the Company would adjust ownership of the units so that the effect of the ownership after the Dilutive Share Issuance shall be set equal to the ownership that would have had if the purchase price paid would have been the same as the price of the Dilute Share Issuance. The Company paid finders' fees of $7,000 and issued 28,000 non-transferable share purchase warrants ("Finders' Warrants") to on finder with a value of $2,704. Each Finders' Warrant entitles the holder to purchase one additional common share of the Company for a period of two years at a price of $0.25. In addition to the finders’ fee, the Company incurred share issuance costs of $4,536.

During the year ended March 31, 2014, the Company issued 886,666 common shares pursuant to the exercise of warrants at $0.15.

During the year ended March 31, 2013, the Company completed non-brokered private placements of 1,691,489 common shares of the Company at a price of $0.15 each, for gross proceeds of $253,724. The Company incurred share issuance costs of $20.

During the year ended March 31, 2013, the Company issued 2,568,794 common shares pursuant to the exercise of warrants at $0.15.

CAPITAL RESOURCES

The Company has not yet realized profitable operations and it has relied on non-operational sources of financing to fund operations. The ability of the Company to achieve its objectives, meet its ongoing obligations and recover its investments in pending patents and other assets will depend on management’s ability to successfully execute its business plan, achieve profitable operations and obtain additional financing, if or when required. There is no assurance that these initiatives will be successful.

Perfect Lithium is forecasting royalties to be generated on its intellectual property starting as early as November 2016. Royalty income will be tied to the market uptake of the technology and Perfect Lithium is conservatively predicting 3.6% of the cathode material market to be benefiting from its innovative manufacturing technology by May 2018, with that market share predicted to rise to over 9% by the end of fiscal year ended 2019. A market share of 3.6% could translate into $1.5 million in monthly royalty revenues, at a 7% royalty rate, with that number increasing to $4.2 million per month by the end of fiscal year ended 2019.

In addition to royalty revenue, Perfect Lithium forecasts to earn supplementary revenues by performing contract research and by selling cathode materials produced in its research and pilot facilities. This additional revenue could be generated as early as November 2015, and is forecasted to amount to $1.1 million in annual revenue in fiscal year ended 2017, $1.75 million in fiscal year ended 2018 and $2.4 million in fiscal year ended 2019.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

Subsequent to the year ended March 31, 2014, the Company completed a non-brokered private placement of 1,566,668 units of the Company at a price of $0.15 each, for gross proceeds of $235,000. Each unit consisted of one common share and one common share purchase warrant to purchase an additional common share for a period of 18 months at a price of $0.28. In the event that the Company has not listed on a stock exchange by 12 months from closing, each purchaser of units shall receive an adjustment of the common shares received in connection with the subscription agreement equal to an additional 35% of the common share originally issued to each purchaser.

GOVERNMENT ASSISTANCE

On July 12, 2013, the Company was granted by the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP) a non-repayable contribution of up to $50,000. IRAP requires that the proceeds from the grant be applied towards research and development costs associated with Perfect Lithium Lab Reactor Prototype. Under the terms of the agreement, NRC-IRAP has agreed to reimburse the Company for 80% of salaries paid to Company employees involved in this prototype. A total of $48,000 was claimed by the Company during the fiscal year ended March 31, 2014 (March 31, 2013 - $Nil) (March 31, 2012 - $Nil), which was recorded as a reduction of related research and development expenses.

On January 14, 2014, the Company entered into a further agreement with NRC-IRAP whereby NRC-IRAP will fund a non-repayable contribution of up to $20,000. The Contribution is funded by the Youth Employment Strategy of the Government of Canada which requires that the proceeds from the grant be applied towards a commercialization strategy assessment. Under the terms of the agreement, NRC-IRAP has agreed to reimburse the Company for 85% of salaries paid to a MBA intern or fresh graduate. A total of $4,359 was claimed by the Company during the fiscal year ended March 31, 2014, which was recorded as a reduction of related salary and benefits expense.

COMMITMENTS

On April 15, 2011, the Company entered into an Assignment and Royalty Agreement (the “Agreement”) with Lithium Ion Power LLC (“LIP”) and Teresita F. Kullberg (“Kullberg”) that will survive until the last patent issued under any of the technologies expires. In accordance with the Agreement, Kullberg and LIP assigned to the Company all of its rights, title and interest in and to the technologies and all such rights in and to any and all improvements. The Company must pay a royalty of 3% on net revenues from all consideration collected or received from the marketing, manufacturing, sale or distribution of or licensing the right to do any of the same of the goods manufactured with the use of all or some of the technologies. As at March 31, 2014, the Company had not yet generated any revenue, therefore, no royalties have been paid or accrued.

On April 15, 2011, the Company entered into a Service Agreement (the “Agreement’) with LIP and Kullberg to perform services of a Chief Technology Officer. The term of the Agreement is 3 years. The Company will pay US$650 per day or US$13,000 per month, whichever is less. During the first year of the Agreement, the Company shall pay 90% of the amount invoiced and issue to LIP common shares of the Company at a price of $0.075 per share in lieu of and equal to the unpaid 10%. (207,329 common shares with a value of $15,550 were issued subsequent to the year ended March 31, 2014). The Company issued 300,000 common shares with a value of $1,500 in the form of a bonus that was contingent upon certain milestones agreed upon by the parties. During the year ended March 31, 2014, the Company paid $167,742 (March 31, 2013 - $159,579) (March 31, 2012 - $142,419). The Company did not renew the Agreement subsequent to March 31, 2014.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

The Company entered into a lease agreement, as amended, with InChem-Charlotte Property, LLC (successor in interest to Virkler Realty, LLC) to rent lab space in North Carolina. The lease runs from August 1, 2011 to July 31, 2014, with payments starting September 1, 2011. Lease payments over the term of the lease are as follows:

Year Ended	US$
March 31, 2012	39,600
March 31, 2013	91,900
March 31, 2014	99,600
March 31, 2015	16,600

The Company has entered into an employment agreement with a director of the Company for the provision of services at a current cost of $100,000 per annum. If the agreement is terminated without cause, within 90 days of a change of control or within one year of a change of control with good reason the Company is required to pay a lump sum payment equal to two years’ salary and the aggregate amount of all remuneration, bonuses and benefits not included in the two year salary that would otherwise have been received over the ensuring two year period.

On June 1, 2012, the Company entered into a Service Agreement (the “Agreement’) with LIP and Lennart Kullberg to perform services of a Research Manager. The term of the Agreement is 3 years. The Company will pay US$650 per day or US$13,000 per month, whichever is less. During the first year of the Agreement, the Company shall pay 90% of the amount invoiced and issue to LIP common shares of the Company at a price of $0.075 per share in lieu of and equal to the unpaid 10%. (213,106 common shares with a value of $15,983 were issued subsequent to the year ended March 31, 2014). During the year ended March 31, 2014, the Company paid $167,742 (March 31, 2013 - $132,851) (March 31, 2012 - $Nil). The Company terminated the Agreement subsequent to March 31, 2014.

On May 22, 2013, the Company entered into a consulting agreement with Êon Consultants Ltd. with a term of 225 days to perform strategic advisory services. The Company will issue 100,000 common shares of the Company over the term of the Agreement. Subsequent to the year ended March 31, 2014, the Company issued 100,000 common shares of the Company with a value of $15,000.

RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

(a)	Purchases of Services

	March 31, 2014	March 31, 2013	March 31, 2012
	$	$	$
Ellis Street Consulting, an entity controlled by John Lando, President, for consulting fees	60,000	60,000	5,000
Lithium Ion Power LLC, an entity controlled by Teresita Kullberg Director, for consulting fees	335,484	292,430	142,419
	395,484	352,430	147,419

(b)	Key management compensation

Key management includes directors (executive and non-executive), the Secretary, Chief Technology Officer & President. The compensation paid or payable to key management for employee services is shown below:

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

	March 31, 2014	March 31, 2013	March 31, 2012
	$	$	$
Salary and benefits to the Chief Executive Officer	100,000	100,000	8,333
Share-based payments	-	38,312	-
	100,000	138,312	8,333

(c)	Accounts payable to related parties:

	March 31, 2014	March 31, 2013	March 31, 2012
	$	$	$
Ellis Street Consulting, an entity controlled by John Lando, President, for consulting fees	-	-	5,000
Lithium Ion Power LLC, an entity controlled by Teresita Kullberg Director, for consulting fees and share-based payments	31,532	28,834	14,242
Salary and benefits due to the Chief Executive Officer	-	-	8,333
	31,532	28,834	27,575

The payables to related parties arise mainly from purchase transactions and are due on normal commercial terms and conditions. None of the balances are secured and bear no interest.

OUTSTANDING SHARE DATA

The authorized share capital of the Company is unlimited common shares, without par value. As at the Report Date, there were 34,282,051 (March 31, 2014 – 32,194,948) common shares outstanding.

As at the Report Date, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
1,050,000	$0.10	September 22, 2022
1,050,000

As at the Report Date, the following warrants were outstanding:

Issued date		Exercise price $	Expiry date
November 13, 2013	812,000	0.50	November 13, 2014
November 27, 2013	666,000	0.50	November 27, 2014
November 27, 2013	28,000	0.25	November 27, 2015
November 28, 2013	102,500	0.50	November 28, 2014
August 26, 2014	1,566,668	0.28	February 26, 2016
	3,175,168

MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain optimal capital structure to reduce to the cost of capital. The Company’s capital is composed of equity in the statement of financial position.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

The Company is not subject to externally imposed capital requirements. In managing capital structure, the company manages its capital through regular reports to the Board of Directors, as well as management review of monthly or quarterly financial information. The Company issues new equity financing as needed and available.

FINANCIAL INSTRUMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity, credit, currency, interest rate, and price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with its financial liabilities. The Company has historically relied upon equity financings to satisfy its capital requirements and will continue to depend heavily upon equity capital and possible loans to finance its activities. The Company manages liquidity risk through its capital management as outlined above. Accounts payable and accrued liabilities are due within one year.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and receivables. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions.

The majority of the Company’s cash and cash equivalents are held with major Canadian based financial institutions.

Currency Risk

The Company operates in Canada and the United States, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reporting results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company’s cash and cash equivalents, accounts payable and accrued liabilities and accounts payable to related parties are exposed to the financial risk related to the fluctuation of foreign exchange rates. Most significantly, the Company is exposed to potential currency fluctuations between the US and Canadian dollars as research and development expenses transacted in US dollars represented approximately 63% (2013 – 70%) (2012 – 85%) of the Company’s operating results.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current cash and cash equivalents are generally not exposed to interest rate risk because of their short-term maturity.

Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices. The Company closely monitors the individual equity movements to determine the appropriate course of action to be taken by the Company.

Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk, currency risk and credit risk.

Fair Value

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair values of cash and cash equivalents is based on level 1 of the fair value hierarchy.

Financial Assets

The Company’s financial assets were held in the following currencies:

Stated in Canadian Dollars
March 31, 2014
Carrying Value	Canadian Dollar	US Dollar	Total
Cash	133,828	5,464	139,292
Cash equivalents	321,889	-	321,889
Cash and cash equivalents	455,717	5,464	461,181

Receivables	18,641	-	18,641

Stated in Canadian Dollars
March 31, 2013
Carrying Value	Canadian Dollar	US Dollar	Total
Cash	257,000	21,113	278,113
Cash equivalents	145,663	-	145,663
Cash and cash equivalents	402,663	21,113	423,776

Receivables	8,846	-	8,846

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

Stated in Canadian Dollars
March 31, 2012
Carrying Value	Canadian Dollar	US Dollar	Total
Cash	633,148	2,873	636,021
Cash equivalents	-	-	-
Cash and cash equivalents	633,148	2,873	636,021

Receivables	-	-	-

Financial Liabilities

The estimated fair value of financial liabilities is equal to their carrying values due to the short-term nature of these instruments. The Company’s financial liabilities were held in Canadian dollars.

RISK AND UNCERTAINTIES

Risk is inherent in all business activities and cannot be entirely eliminated. Our goal is to enable the Company’s business processes and opportunities by ensuring that the risks arising from our business activities, the markets and political environments in which we operate is mitigated. The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company’s business. The risks and uncertainties described are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may apply.

Intellectual Property Protection

The Company cannot provide any assurance that any intellectual property applications will be approved. Even if they are approved, such patents, trademarks or other intellectual property registrations may be successfully challenged by others or invalidated. The success of the Company and its ability to compete are substantially dependent on its internally developed technologies and processes which the Company will need to protect through a combination of patent, copyright, trade secret and trademark law.

The trademark, copyright and trade secret positions of the Company’s business are uncertain and involve complex and evolving legal and factual questions. In addition, there can be no assurance that competitors will not seek to apply for and obtain trademarks and trade names that will prevent, limit or interfere with the Company’s processes. Litigation or regulatory proceedings, which could result in substantial cost and uncertainty to the Company, may also be necessary to enforce the intellectual property rights of the Company or to determine the scope and validity of other parties’ proprietary rights. There can be no assurance that the Company will have the financial resources to defend its patents, trademarks and copyrights from infringement or claims of invalidity.

The patent positions of emerging companies can be highly uncertain and involve complex legal and factual questions. Thus, there can be no assurance that any patent applications made by or on behalf of the Company will result in the issuance of patents, that the Company will develop additional proprietary products that are patentable, that any patents issued or licensed to the Company will provide the Company with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede the ability of the Company to do business or that third parties will not be able to circumvent the patents assigned or licensed to the Company. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Company’s products or, if patents are issued and licensed to the Company, design around the patented product developed for the benefit of the Company.

Since patent applications are maintained in secrecy for a period of time after filing, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that the investors of the patents were the first creators of inventions covered by pending applications, or that it was the first to file patent applications for such inventions. There can be no assurance that the Company’s patents, if issued, would be valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

The Company is not currently aware of any claims asserted by third parties that the Company’s intellectual property infringes on their intellectual property. However, in the future, a third party may assert a claim that the Company infringes on their intellectual property. If the Company is forced to defend against these claims, which may be with or without any merit or whether they are resolved in favour or against the Company, the Company may face costly litigation and diversion of management’s attention and resources. As a result of such a dispute, the Company may have to develop costly non-infringement technology or enter into license agreements which may not be available at favourable terms.

Access to Proprietary Information

The Company generally controls access to and distribution of its technologies, documentation and other proprietary information. Despite efforts by the Company to protect its proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use its solutions or technologies. There can be no assurance that the steps the Company has taken or will be taking will prevent misappropriation of its solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect proprietary rights as fully as in Canada or the United States.

Performance and Scalability

Perfect Lithium does not currently have the inventory or the capacity to supply kilograms of cathode material that are typically required to prototype full size battery cells. To address this shortcoming, and to meet these needs prior to the Prototype Pilot line becoming operational, Perfect Lithium intends to modify its current bench scale apparatus to produce kg sized batches which can be used in full cell battery testing..

The innovative methodology is based on scalable equipment and techniques already proven in other industrial processes, thereby de-risking scale-up uncertainties and cutting years off of the development cycle that other projects have to endure. The equipment being used is known to scale in other industries and the bench-scale synthesis operates in a thermodynamic and kinematic regime similar to what is expected in larger scale pilot and production facilities. Nonetheless, reaction kinetics, thermodynamic effects, consistency of product, capital costs and operating costs are all uncertainties in scaling from bench to pilot to production. To address uncertainties related to the design and cost of reactors, driers and furnaces, design reviews (or feasibility studies) will be carried out as required to mitigate uncertainties. Alternative schemes will be contemplated and the results of these studies are to inform the detail design, development and scale-up plans. The success of the Company and its ability to compete are substantially dependent on its internally developed technologies.

Environmental Regulation

The Company’s business and operations are subject to environmental regulation in which it operates. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s business and operations.

Management of Growth

The Company could experience growth that could put a significant strain on each of the Company’s managerial, operational and financial resources. The Company must implement and constantly improve its operational and financial systems and expand, train and manage its employee base to manage growth. In addition, the Company expects that its operational and management systems will face increased strain as a result of the expansion of the Company’s technologies. The Company might not be able to effectively manage the expansion of its operations and systems, and its procedures and controls might not be adequate to support its operations. In addition, management might not be able to make and execute decisions rapidly enough to exploit market opportunities for the expansion of the Company’s technologies. If the Company is unable to manage its growth effectively, its business, results of operations and financial condition will suffer.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

Conflicts of Interest

Certain of the directors, officers and other members of management of the Company serve (and may in the future serve) as directors, officers and members of management of other companies and therefore, it is possible that a conflict may arise between their duties as a director, officer or member of management of the Company and their duties as a director, officer or member of management of such other companies. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Early Stage

The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks including under-capitalization, cash shortages, and limitations with respect to personnel, financial and other resources and the lack of revenue. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of its early stage of operations.

The Company currently has no source of revenue and expects to obtain financing in the future primarily through further equity and/or debt financing. While it has been successful in obtaining financing in the past, there is no guarantee that the Company will be successful now, or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interest in its mineral properties.

Dependence on Management

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Economic Conditions

Current and future unfavourable economic conditions could negatively impact the Company’s financial viability. Unfavourable economic conditions could also increase the Company’s financing costs, decrease net income or increase net loss, limit access to capital markets and negatively impact any of the availability of credit facilities to the Company.

Competition

Despite efforts by the Company to protect its proprietary rights on which the Company’s business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company’s ability to acquire market share.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those describe on forward-looking statements.

CHANGES IN ACCOUNTING POLICIES AND CRICITAL ACCOUNTING ESTIMATES

The financial statements of the Company for the year ended March 31, 2014 are presented in Canadian dollars unless otherwise indicated, which is the functional currency of the Company.

At the date of the financial statements, the Company has not yet realized profitable operations and it has relied on non-operational sources of financing to fund operations. The ability of the Company to achieve its objectives, meet its ongoing obligations and recover its investments in pending patents and other assets will depend on management’s ability to successfully execute its business plan, achieve profitable operations and obtain additional financing, if or when required. There is no assurance that these initiatives will be successful.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, or other business and financial transactions which would assure continuation of the Company’s operations. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These circumstances comprise a material uncertainty which may cast significant doubt as to the ability of the Company to continue as a going concern.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Statement of compliance and basis of presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The financial statements have been prepared on a historical cost basis, except for certain financial instruments classified at fair value through profit or loss which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Foreign currency translation

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and accounts payable to related parties. The Company has designated its cash and cash equivalents as fair value through profit or loss, which are measured at fair value. Receivables is classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and accounts payable to related parties are classified as other financial liabilities, which are measured at amortized cost.

Financial assets

Financial assets are classified into one of four categories:

-	Fair value through profit or loss (“FVTPL”);
-	Held-to-Maturity (“HTM”);
-	Loans and receivables; and
-	Available for Sale (“AFS”)

Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value, and changes are recognized in profit or loss.

Held to maturity (“HTM”)

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any direct attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available for sale (“AFS”)

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

Financial liabilities

Financial liabilities are classified into one of two categories:

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

- Fair value through profit or loss; and

-   Other financial liabilities.

Fair value through profit or loss

This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities

This category consists of liabilities carried at amortized cost using the effective interest method.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted.

For all financial assets objective evidence of impairment could include:

-        significant financial difficulty of the issuer or counterparty; or

-        default or delinquency in interest or principal payments; or

-        it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS marketable securities, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS marketable securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

Cash and cash equivalents

Cash and cash equivalents is comprised of cash on hand and demand deposits. Cash equivalents are short term, highly-liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in values.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

Equipment

Equipment is recorded at historical cost less accumulated depreciation and impairment charges. Equipment is depreciated using the declining balance method. The significant classes of equipment and the annual rates are as follows:

Research and development equipment            20%

Computer equipment                                   100%

The Company’s equipment is reviewed for an indication of impairment at the end of each reporting period. If an indication of impairment exists, the asset’s recoverable amount is estimated. Impairment losses are recognized in profit and loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. When vested options are forfeited or are not exercised at the expiry date, the amount previously recognized in share-based payments is transferred to accumulated losses (deficit).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payments. Otherwise, share-based payments are measured at the fair value of goods or services received.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and develop patent pending technologies. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants (“Warrants”). Depending on the terms and conditions of each equity financing agreement (“Agreement”), the Warrants are exercisable into additional common shares prior to expiry at a price stipulated by the Agreement. Warrants that are part of units are assigned value based on the residual value method and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for agency fees or other transactions costs are accounted for as share-based payments.

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

Deferred tax is recognized in respect of temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the date of the statement of financial position.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Loss per share

The dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Basic earnings (loss) per common share is calculated using the weighted-average number of shares outstanding during the period.

Government assistance

Grants relating to current expenses are credited to income in the year the qualifying expenditures are made.

Research and development

Research costs are expensed as incurred to the statement of comprehensive loss. Development costs are expensed as incurred unless capitalization criteria under IFRS are met for deferral and amortization. No development costs have been capitalized to date.

Research and development expenses are net of research and development government grants received.

Significant accounting estimates and judgments

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statements include estimates which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the financial statement, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

1.	whether or not an impairment has occurred in its equipment;
2.	the inputs used in the accounting for share-based payments expense in the statements of comprehensive loss; and
3.	the inputs used in the accounting for finders’ warrants in share capital and equity reserves.

Critical accounting judgments

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

1.	going concern of operations;
2.	determining whether or not development costs meet the criteria to be capitalized;
3.	determining the provisions for income taxes and the recognition of deferred income taxes; and
4.	the determination of categories of financial assets and financial liabilities.

Changes In Accounting Policies

Effective April 1, 2013, the Company adopted the accounting standard IFRS 13 – Fair Value Measurement. The adoption of this accounting standard did not have any impact on the financial statements.

The following standards and interpretations have been issued but are not yet effective:

Amendments to IAS 32, Financial Instruments: Presentation clarifies the application of the offsetting rules and requires additional disclosure on financial instruments subject to netting arrangements. The standard is effective for annual periods beginning on or after January 1, 2014.

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods on or after January 1, 2018.

There are no other standards or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this Management Discussion and Analysis.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. Management will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since there is insufficient work at this time to warrant the additional costs, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and work load will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by management of the financial reports, the integrity and reputation of senior accounting personnel, and candid discussion of those risks with the audit committee.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

March 31, 2014

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

24

APPENDIX “L”

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR PERFECT LITHIUM CORP.

FOR THE THREE (3) MONTHS ENDED JUNE 30, 2014

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED

JUNE 30, 2014

604.669.2701 info@perfectlithium.com	Suite 620 – 650 W Georgia St  Vancouver  Canada V6B 4N9

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

June 30, 2014

MANAGEMENT DISCUSSION AND ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Perfect Lithium Corp. (“Perfect Lithium” or the “Company”) for the three months ended June 30, 2014, in comparison to corresponding periods. This MD&A should be read in conjunction with the Company’s unaudited condensed interim financial statements for the three months ended June 30, 2014 and 2013, and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”). The following should also be read in conjunction with the audited financial statements and the related notes contained therein, and the related annual MD&A for the year ended March 31, 2014.

All financial information in this MD&A has been prepared in accordance with IFRS. All dollar amounts included therein and in the following MD&A are in Canadian dollars, the reporting and functional currency of the Company, except where noted. The MD&A contains information up to and including November 26, 2014 (the “Report Date”).

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A may constitute “forward-looking statements”. Such term is defined in applicable securities laws. The forward-looking information includes, without limitation, the success of research and development activities and other similar statements concerning anticipated future events, conditions or results that are not historical facts. These statements reflect management’s current estimates, beliefs, intentions and expectations; they are not guarantees of future performance. The Company cautions that all forward-looking information is inherently uncertain and that actual performance may be affected by a number of material factors, many of which are beyond the Company’s control. Such factors include, among others, risks relating to exploration and development; the ability of the Company to obtain additional financing; the Company's limited operating history; the need to comply with environmental and governmental regulations; fluctuations in currency exchange rates; operating hazards and risks; competition; and other risks and uncertainties. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, actual future events, conditions and results may differ materially from the estimates, beliefs, intentions and expectations expressed or implied in the forward-looking information. All statements are made as of the Report Date and, except as required by law, the Company is under no obligation to update or alter any forward-looking information.

Overview

Perfect Lithium Corp. (the “Company”) is a private company incorporated on February 2, 2011 under the laws of the Province of British Columbia. Perfect Lithium is a research and development company and has not yet realized profitable operations. Perfect Lithium is focused on building a portfolio of intellectual property and technology “know-how” for applications used in lithium-ion batteries and several other markets. The Company’s mission is to develop novel, scalable and low-cost processing technology for the production of high performance nanomaterials and to establish its technology as the de facto platform for the production of a new generation of high volume, high performance advanced materials.

The Company is not a “reporting issuer” as defined in applicable Canadian Securities Laws, in any jurisdiction of Canada and is not the equivalent in any other jurisdiction. No Perfect Lithium common shares or other securities issued by the Company are listed for trading on any stock exchange or similar trading platform.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

June 30, 2014

The Head office is located at Suite 620, 650 West Georgia Street, Vancouver, BC, V6B 4N9 and the registered and records office is located at 2900 - 550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada.

OVERALL PERFORMANCE

As of the Report Date, the Company moved the registered and records office from Suite 2080 – 777 Hornby Street, Vancouver, to the address outlined above. The Company moved the laboratory from Charlotte, North Carolina to Vancouver, BC and has an industrial collaboration in place with local chemical engineering companies NORAM and its subsidiary BC Research (BCRI) to scale the technology for piloting and commercialization. Perfect Lithium is leasing office, laboratory and open warehouse space for scale-up and piloting. BCRI will also be providing engineering and industrial know-how towards the commercialization of our technology.

The Technology

PLC’s innovative processing technology can be used to produce materials used in a wide range of markets. PLC’s first addressable market is cathode materials that are used to store and discharge energy in lithium-ion rechargeable batteries. There is growing demand in the lithium-ion battery market for more cost effective and higher performance energy storage solutions. PLC is well positioned to address these needs with its patent pending technology and sees growth potential for the technology in many other materials markets that include energy storage, dental, catalysts, specialty ceramics, pharmaceutical, semiconductors, agriculture, aerospace and communications

PLC has developed a new method of producing high performance cathode materials, which uses equipment and simple methods that are known to scale in a wide range of industrial applications. The process can produce longer lasting composite materials using lower cost feedstock and simpler processing.

With regards to performance, PLC materials have been assessed by PLC, by Canada’s National Research Council (NRC) and by several key undisclosed materials producers. Specifically, NRC measured electrochemical performance of LNMC out to a thousand (1000) cycles and results were similar to those measured by PLC and another undisclosed group. NRC also tested a comparable LNMC reference material prepared by a leader in battery material science and found that PLC material performed with approximately 20% greater capacity than the reference material. Both the PLC and NRC results show reasonable energy capacity fading to 85% after 500 1-hour charge-discharge cycles.

With regards to raw material costs, PLC’s liquid phase reaction is tolerant of raw material impurities and irregularities, enabling the use of lower grade feedstock (98-99% purity) instead of battery grade (99.9%) for an estimated ~30% reduction in terms of dollars ($) per kilogram (kg).

With regards to processing costs, PLC believes it can reduce the number of manufacturing steps by 75% and reduce throughput from several days to less than a day, when compared with state of the art methodologies described in patents and literature, such as solid state, hydrothermal, co-precipitation, sol-gel, spray pyrolysis and deposition methods. The overall savings in process costs is projected to be ~40% in terms of dollars ($) per kilogram (kg). Furthermore, improvements to the nanostructure are showing 200-300% longer lasting material that can charge faster or store more energy. PLC believes the product of these improvements can deliver a 50% reduction in the cost of storing energy in terms of dollars ($) per kilowatt-hour (kWh).

The process consists of three (3) stages, and the major innovations lie in the first (1st) stage where a special mode of combining reactants controls crystal nucleation and growth of particles. Nucleation is the self-assembly of molecules into an organized structure. The desired nano-scale or superfine structure is formed in the first (1st) stage of the production cycle and eliminates many steps common to the dominant industrial processes.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

June 30, 2014

In the first (1st) stage, salts or other reactants are added to an aqueous (water-based) or other solution located within a proprietary liquid phase reactor system. Nucleation occurs upon the presentation of feedstock and takes place rapidly. The proprietary system allows for control of structural growth and reaction kinetics, with the source materials provided either from bulk or from a continuous flow preparation process. The process is suitable for operation at mild temperatures and atmospheric pressures.

This reactor stage avoids grinding, milling, classification, supercritical conditions, filtering, separation and many other steps that are used in existing industrial methods. Reactants need not be high purity, as less expensive technical grade (as opposed to battery grade) chemicals can be used to achieve a quality output. PLC’s system is less sensitive to impurities and irregularities than other known manufacturing methods and can accommodate, for example, carbonates, hydroxides, and acetates of lithium, cobalt, nickel and manganese graded at 98% and 99% purity. These materials are less costly and more widely available than battery grade feedstock (99.9% and purer) that is commonly used to prepare cathode materials. The reactor operates at mild temperatures and atmospheric pressures, and can be sealed for inert or other environments, allowing for a much safer and simpler laboratory environment. The reactor stage also avoids complexing agents, surfactants, templates, and emulsifiers that are categories of chemicals typically used to initiate nucleation and control growth of structures. PLC avoids these chemicals and is therefore able to deliver the desired structure using simpler methods and pass them on to the second (2nd) stage of drying and the third (3rd) stage of firing in a furnace.

In the second (2nd) stage, the reactor liquids are passed to an industrial drying system such as a spraying, freezing, evaporating, microwaving or other system.

In the third (3rd) stage, dried powders are fired in a conventional furnace such as a rotary kiln, fluidized bed, plasma or other type of furnace. This final stage is known as calcination, where the dried materials are heated to 800-900ºC in either an atmospheric or inert environment and are thermally decomposed into, for instance, lithium manganese oxide, steam, ammonia and/or carbon dioxide. The formation of the underlying nano-structure is completed during calcination and the resulting powder is ready for assembly into a battery cell or other application.

The underlying structure and morphology of the materials is preserved through a wide range of thermal processing steps, eliminating the need for long and repeated firings and indicative of a robust and long lasting material. The process produces materials with stable phase composition and high porosity, but which is configurable to meet a variety of density requirements.

The presence of nano-structures early in the process and prior to calcination simplifies processing and is advantageous for performance, throughput and scale-up. Characterization of the materials by electron microscope and x-ray characterizes the size, the composition and the kind of structure, providing evidence of a robust structure that withstands the rigours of drying and calcination and maintains the integrity of its advantageous structure through thousands of charge cycles.

This innovative approach can reduce the complexity and cost of materials production, through lower cost feedstock and fewer steps, while providing nanostructured materials with superior performance characteristics. The reactor, drying and calcination stages can be easily integrated to enable materials to flow from start to finish in a continuous manner and under controlled environmental conditions. In this way, PLC’s system can be configured for many different composite materials and PLC believes the three (3) stage process can be rapidly scaled and configured for high volume production.

Typically, synthesis of nano-materials at the benchscale are performed in small quantities anywhere from milligrams to grams of material. Subsequent scale-up from these small quantities often leads to detrimental changes in thermodynamics (heat, temperature, energy, work) and reaction kinetics (reaction rates and chemical change). PLC recognizes that synthesis of materials must begin at a larger scale where the properties of the system are much closer to production conditions. For this reason, PLC designed a 6-liter bench scale reactor that is capable of producing up to 150 grams per hour (150 g/hr) or 3 kilograms per day (3 kg/day), with drying and firing stages easily scaled to match. At this scale, there is sufficient enough volume to emulate the thermodynamic and reaction kinetics expected in pilot and full-scale production.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

June 30, 2014

The Proprietary Protection

Five (5) patent applications were submitted to the United States Patent and Trademark Office in March 2013, covering processes, apparatus, applications and formulations. One (1) provisional patent application was filed in the United States in November 2013 and followed with one (1) non-provisional patent filed in the United States in March of 2014 for a total of seven (7) patents pending in the United States. These patents were also filed in five (5) applications under the Patent Cooperation Treaty for worldwide coverage and one (1) Taiwanese application. The intellectual property was developed and is wholly owned by PLC. PLC may file additional patents at a later date to further strengthen its intellectual property and technology going forward, although no assurances can be given that it will be successful in such endeavors. PLC seeks to limit disclosure of its intellectual property by requiring employees, consultants and partners with access to the technology to execute confidentiality agreements and non-competition agreements and by restricting access to PLC’s intellectual property and technology.

Despite PLC’s efforts to protect its intellectual property and technology, unauthorized parties may attempt to copy aspects of its technology or to obtain and use information that PLC regards as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the United States or Canada. Litigation may be necessary in the future to enforce PLC’s intellectual property rights, to protect PLC’s trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion or resources and could have a material adverse effect on PLC’s business, operating results and financial condition. There can be no assurance that PLC’s means of protecting its proprietary rights will be adequate or that competitors will not independently develop similar services or products. Any failure by PLC to adequately protect its intellectual property could have a material adverse effect on its business, operating results and financial condition.

Patent	Country	Status	Number	Filing Date	Publication Date
Method for Making Powders for Specialized Applications	USA	Application	13/839,374	03/15/2013	09/18/2014
	International PCT	Application	PCT/US2014/027056	03/14/2014	09/25/14
Reactor Vessel	USA	Application	13/839,110	03/15/2013	09/18/2014
	International PCT	Application	PCT/US2014/027094	03/14/2014
Method for Making Lithium Metal Oxide Powders for Battery Applications	USA	Application	13/842,278	03/15/2013	09/18/2014
	International PCT	Application	PCT/US2014/027125	03/15/2014	09/25/2014
Method for Making Layered Lithium Mixed Metal Oxide Powders for Battery Applications	USA	Application	13/842,978	03/15/2014	09/18/2014
	International PCT	Application	PCT/IB2014/000810	03/14/2014
	Taiwan	Application	103109198	03/14/2014
Method for Making Lithium Metal Oxide Powders for Battery Applications	USA		13/842,539	03/15/2013	09/18/2014
	International PCT	Application	PCT/US2014/027248	03/15/2014
Method for Making Layered Lithium Mixed Metal Oxide Powders for Battery Applications	USA (provisional)	Application	61/902,915	11/12/2013
Method for Making Layered Lithium Mixed Metal Oxide Powders for Battery Applications	USA	Application	14/215,657	03/17/2014

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

June 30, 2014

FUTURE PLANS

Beyond the current fiscal year, PLC will continue to focus on the validation of four (4) key areas of uncertainty: (i) performance; (ii) novelty; (iii) scalability; and (iv) cost. PLC plans to have validation of these key components in place by December 31, 2015.

Performance will be evaluated in full scale battery testing starting in the first half of 2015 and continuing through 2016 with modifications to existing materials and synthesis of new materials. Third parties require a minimum of one kilogram (1 kg) of cathode materials for these tests and PLC is preparing to modify existing apparatus to address immediate needs and to build a pilot line to address needs for larger volumes of test materials.

Novelty will be validated through the assessment of PLC’s published patent applications and through demonstration of production in the laboratory and piloting facility.

To address scalability and costs, a pilot facility will be designed, fabricated, installed and commissioned by the end of 2015. Activities in 2016 will include optimization, demonstration and pilot production towards the latter half of the year to provide materials for third party evaluation. These activities are expected to lead to activities in partnership, licensing and commercialization.

PLC anticipates spending $3.2 million on laboratory, piloting, marketing, administrative and legal activities between November 2014 and September 2016. PLC intends to fund these activities using the proceeds of the Dundarave Private Placement, which private placement is a condition precedent to the completion of the Transaction and the Arrangement.

PROPOSED TRANSACTIONS

On November 25, 2014, the Company entered into a definitive agreement (the “Agreement”) with Dundarave Resources Inc. (“Dundarave”), which sets out the terms of a proposed business combination between Dundarave and the Company (the “Transaction”). Pursuant to the Transaction, Dundarave, through its wholly-owned subsidiary, 1019491 B.C. Ltd., will acquire 100% of the issued and outstanding shares of PLC in exchange for 0.8 of a Post Consolidation Share (as defined below) (the “Exchange Ratio”) for each outstanding share of PLC.  All outstanding warrants of PLC will be exchanged for Dundarave warrants to purchase Post Consolidation Shares with appropriate adjustments to the number and price of shares that may be acquired upon exercise thereof to reflect the Exchange Ratio. All stock options of Dundarave and PLC issued prior to the Agreement will be cancelled upon closing of the Transaction.  The Resulting Issuer will grant 2,825,000 options to the new management of the Resulting Issuer upon completion of the Transaction. Concurrent with the closing of the Transaction, Dundarave will consolidate all of its issued and outstanding common shares on the basis of two existing common share for one new common share (a “Post Consolidation Share”) and one share purchase warrant. Each warrant will be exercisable at any time within 12 months following the closing date of the Transaction (the “Closing Date”) to acquire one Post-Consolidation Share at an exercise price of $0.40 per whole Post-Consolidation Share and at any time between 12 and 24 months following the Closing Date to acquire one half of one Post-Consolidation Share at an exercise price of $0.50 per whole Post-Consolidation Share. In connection with the Transaction, Dundarave will conduct a brokered private placement (the “Private Placement”) of units of Dundarave, which will be offered at a price of $0.25 per unit for gross proceeds of up to $3,000,0000, subject to minimum proceeds of $2,000,000. Up to $2,000,000 of the Private Placement will be offered by way of a TSXV short form offering document in applicable jurisdictions, excluding Ontario. Each unit will consist of one Post Consolidation Share and one-half of a share purchase warrant.  Each whole warrant is exercisable into one Post Consolidation Share for a period of 2 years at an exercise price of $0.40 per share during the first year from the Closing Date and at an exercise price of $0.50 per share during the second year from the Closing Date. The use of proceeds of the Private Placement will be used to accomplish the objectives described in PLC’s business plan and for general working capital. Dundarave has engaged Mackie Research Capital Corporation (“Mackie”) to act as the agent to the Private Placement. As consideration, the Company has agreed to pay to Mackie a commission of 6.5% of the proceeds of the Private Placement in cash and 6.5% of the number of units sold in warrants.  Dundarave has also engaged Mackie to act as an advisor and has agreed to pay Mackie a finder’s fee in the amount of 225,000 Post Consolidation Shares on closing of the Transaction. The closing is subject to various conditions, obtaining the approval of the shareholders of DDX and the Company, completion of a DDX private placement and obtaining all required regulatory and stock exchange approvals.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

June 30, 2014

SUMMARY OF QUARTERLY RESULTS

Perfect Lithium has not historically prepared quarterly results. The following table sets out selected quarterly financial information of Perfect Lithium for the indicated periods. Such information is derived from the unaudited condensed interim financial statements for the three months ended June 30, 2014 and 2013, which have been prepared in accordance with IFRS. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the deferral and valuation of exploration expenditures. Actual results could differ from these estimates.

	June 30, 2014 $	June 30, 2013 $
Interest income	1,751	-
General administrative costs	(265,885)	(248,257)
Loss and comprehensive loss for the period	(264,134)	(248,257)
Net loss per share, basic and fully diluted	(0.01)	(0.01)

The Company’s future financial success will be dependent upon the ability to obtain necessary financing to achieve its objectives, meet its ongoing obligations and recover its investments in pending patents and other assets. Such developments may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine.

The Company receives interest from cash balances. These amounts fluctuate from quarter to quarter and year to year depending on its outstanding cash and cash equivalent balance. The Company has not yet realized profitable operations.

RESULTS OF OPERATIONS

Three Months ended June 30, 2014 Compared To Three Months Ended June 30, 2013

Loss and comprehensive loss for the period ended June 30, 2014 increased by $15,877. General and administrative costs of $265,885 (2013 - $248,257) increased due to the following fluctuations:

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

June 30, 2014

•	Professional fees increased by $36,768 due to the accrual of an audit fee for interim review, and legal fees in relations to terminating the lease agreement with InChem-Charlotte Property, LLC, re-negotiations of Lithium Ion Power LLC Service Agreement, and the Proposed Transaction.
•	Research and development saw a decrease of $27,063 due to two consultants having to return to their country of origin in June 2013 whereby the Company chose not to replace the consultants at that time.
•	Salary and benefits increased by $7,155 due to the Company hiring an MBA intern to assist with the writing of a business plan. The MBA intern is funded by the Youth Employment Strategy of the Government of Canada which requires that the proceeds from the grant be applied towards a commercialization strategy assessment. Under the terms of the agreement, NRC-IRAP has agreed to reimburse the Company for 85% of salaries paid to a MBA intern or fresh graduate. A total of $7,084 was claimed by the Company during the period ended June 30, 2014, which was recorded as a reduction of related salary and benefits expense.

LIQUIDITY

As at June 30, 2014, the Company had working capital of $178,764. The decrease in working capital of $221,927 for the three months ended June 30, 2014 was primarily due to the Company:

•	issuing shares for debt of 420,435 common shares with a deemed value of $30,048.

•	Incurring the loss and comprehensive loss for the year of $264,134 which included $9,084 received from NRC-IRAP to reduce the qualified expenditures in connection with the Reactor Prototype Project.

Recent developments in the capital markets have restricted access to debt and equity financing for many companies. As the Company has no significant income, cash balances will continue to decline as the Company utilizes these funds to conduct its operations, unless replenished by capital fundraising.

	June 30, 2014	March 31, 2014

Working capital	$ 178,764	$ 400,691
Deficit	(2,576,478)	(2,310,261)

CAPITAL RESOURCES

The Company has not yet realized profitable operations and it has relied on non-operational sources of financing to fund operations. The ability of the Company to achieve its objectives, meet its ongoing obligations and recover its investments in pending patents and other assets will depend on management’s ability to successfully execute its business plan, achieve profitable operations and obtain additional financing, if or when required. There is no assurance that these initiatives will be successful.

Perfect Lithium is forecasting royalties to be generated on its intellectual property starting as early as November 2016. Royalty income will be tied to the market uptake of the technology and Perfect Lithium is conservatively predicting 3.6% of the cathode material market to be benefiting from its innovative manufacturing technology by May 2018, with that market share predicted to rise to over 9% by the end of fiscal year ended 2019. A market share of 3.6% could translate into $1.5 million in monthly royalty revenues, at a 7% royalty rate, with that number increasing to $4.2 million per month by the end of fiscal year ended 2019.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

June 30, 2014

In addition to royalty revenue, Perfect Lithium forecasts to earn supplementary revenues by performing contract research and by selling cathode materials produced in its research and pilot facilities. This additional revenue could be generated as early as November 2015, and is forecasted to amount to $1.1 million in annual revenue in fiscal year ended 2017, $1.75 million in fiscal year ended 2018 and $2.4 million in fiscal year ended 2019.

Subsequent to three months ended June 30, 2014, the Company completed a non-brokered private placement of 1,566,668 units of the Company at a price of $0.15 each, for gross proceeds of $235,000. Each unit consisted of one common share and one common share purchase warrant to purchase an additional common share for a period of 18 months at a price of $0.28. In the event that the Company has not listed on a stock exchange by 12 months from closing, each purchaser of units shall receive an adjustment of the common shares received in connection with the subscription agreement equal to an additional 35% of the common share originally issued to each purchaser.

GOVERNMENT ASSISTANCE

On July 12, 2013, the Company was granted by the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP) a non-repayable contribution of up to $50,000. IRAP requires that the proceeds from the grant be applied towards research and development costs associated with Perfect Lithium Lab Reactor Prototype. Under the terms of the agreement, NRC-IRAP has agreed to reimburse the Company for 80% of salaries paid to Company employees involved in this prototype. A total of $2,000 was claimed by the Company during three months ended June 30, 2014 (June 30, 2013 - $2,775), which was recorded as a reduction of related research and development expenses.

On January 14, 2014, the Company entered into a further agreement with NRC-IRAP whereby NRC-IRAP will fund a non-repayable contribution of up to $20,000. The Contribution is funded by the Youth Employment Strategy of the Government of Canada which requires that the proceeds from the grant be applied towards a commercialization strategy assessment. Under the terms of the agreement, NRC-IRAP has agreed to reimburse the Company for 85% of salaries paid to a MBA intern or fresh graduate. A total of $7,084 was claimed by the Company during the period ended June 30, 2014, which was recorded as a reduction of related salary and benefits expense.

COMMITMENTS

On April 15, 2011, the Company entered into an Assignment and Royalty Agreement (the “Agreement”) with Lithium Ion Power LLC (“LIP”) and Teresita F. Kullberg (“Kullberg”) that will survive until the last patent issued under any of the technologies expires. In accordance with the Agreement, Kullberg and LIP assigned to the Company all of its rights, title and interest in and to the technologies and all such rights in and to any and all improvements. The Company must pay a royalty of 3% on net revenues from all consideration collected or received from the marketing, manufacturing, sale or distribution of or licensing the right to do any of the same of the goods manufactured with the use of all or some of the technologies. As at June 30, 2014, the Company had not yet generated any revenue, therefore, no royalties have been paid or accrued.

On April 15, 2011, the Company entered into a Service Agreement (the “Agreement’) with LIP and Kullberg to perform services of a Chief Technology Officer. The term of the Agreement is 3 years. The Company will pay US$650 per day or US$13,000 per month, whichever is less. During the first year of the Agreement, the Company shall pay 90% of the amount invoiced and issue to LIP common shares of the Company at a price of $0.075 per share in lieu of and equal to the unpaid 10%. (207,329 common shares with a value of $15,550 were issued). The Company issued 300,000 common shares with a value of $1,500 in the form of a bonus that was contingent upon certain milestones agreed upon by the parties. During the period ended June 30, 2014, the Company paid $42,946 (June 30, 2013 - $41,004). During the period ended June 30, 2014, the Company decided not to renew the Agreement.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

June 30, 2014

The Company entered into a lease agreement, as amended, with InChem-Charlotte Property, LLC (successor in interest to Virkler Realty, LLC) to rent lab space in North Carolina. The lease runs from August 1, 2011 to July 31, 2014, with payments starting September 1, 2011. Lease payments over the term of the lease are as follows:

Year Ended	US$
March 31, 2012	39,600
March 31, 2013	91,900
March 31, 2014	99,600
March 31, 2015	16,600

The Company has entered into an employment agreement with a director of the Company for the provision of services at a current cost of $100,000 per annum. If the agreement is terminated without cause, within 90 days of a change of control or within one year of a change of control with good reason the Company is required to pay a lump sum payment equal to two years’ salary and the aggregate amount of all remuneration, bonuses and benefits not included in the two year salary that would otherwise have been received over the ensuring two year period.

On June 1, 2012, the Company entered into a Service Agreement (the “Agreement’) with LIP and Lennart Kullberg to perform services of a Research Manager. The term of the Agreement is 3 years. The Company will pay US$650 per day or US$13,000 per month, whichever is less. During the first year of the Agreement, the Company shall pay 90% of the amount invoiced and issue to LIP common shares of the Company at a price of $0.075 per share in lieu of and equal to the unpaid 10%. (213,106 common shares with a value of $15,983 were issued). During the period ended June 30, 2014, the Company paid $42,946 (June 30, 2013 - $41,004). The Company terminated the Agreement subsequent to June 30, 2014.

On May 22, 2013, the Company entered into a consulting agreement with Êon Consultants Ltd. with a term of 225 days to perform strategic advisory services. The Company will issue 100,000 common shares of the Company over the term of the Agreement. Subsequent to the period ended June 30, 2014, the Company issued 100,000 common shares of the Company with a value of $15,000.

RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

(a)	Purchases of Services

	June 30, 2014	June 30, 2013
	$	$
Ellis Street consulting, an entity controlled by John Lando, President, for consulting fees	15,000	15,000
Lithium Ion Power LLC, an entity controlled by Teresita Kullberg, Director, for consulting fees	85,891	82,007
	100,891	97,007

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

June 30, 2014

(b)	Key management compensation

Key management includes directors (executive and non-executive), the Secretary, CEO President. The compensation paid or payable to key management for employee services is shown below:

	June 30, 2014	June 30, 2013
	$	$
Salary and benefits to the Chief Executive Officer	25,000	25,000

(c) Accounts payable to related parties:

	June 30, 2014	March 31, 2014
	$	$
Lithium Ion Power LLC, an entity controlled by Teresita Kullberg, Director, for consulting fees	-	31,532

The payables to related parties arise mainly from purchase transactions and are due on normal commercial terms and conditions. None of the balances are secured and bear no interest.

OUTSTANDING SHARE DATA

The authorized share capital of the Company is unlimited common shares, without par value. As at the Report Date, there were 34,282,051 (June 30, 2014 – 32,615,383) common shares outstanding.

As at the Report Date, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
950,000	$0.10	September 22, 2022

As at the Report Date, the following warrants were outstanding:

Issued date		Exercise price $	Expiry date
November 27, 2013	666,000	0.50	November 27, 2014
November 27, 2013	28,000	0.25	November 27, 2015
November 28, 2013	102,500	0.50	November 28, 2014
August 26, 2014	1,566,668	0.28	February 26, 2016
	2,363,168

MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain optimal capital structure to reduce to the cost of capital. The Company’s capital is composed of equity in the statement of financial position.

The Company is not subject to externally imposed capital requirements. In managing capital structure, the company manages its capital through regular reports to the Board of Directors, as well as management review of monthly or quarterly financial information. The Company issues new equity financing as needed and available.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

June 30, 2014

FINANCIAL INSTRUMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity, credit, currency, interest rate, and price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with its financial liabilities. The Company has historically relied upon equity financings to satisfy its capital requirements and will continue to depend heavily upon equity capital and possible loans to finance its activities. The Company manages liquidity risk through its capital management as outlined above. Accounts payable and accrued liabilities are due within one year.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and receivables. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions.

The majority of the Company’s cash and cash equivalents are held with major Canadian based financial institutions.

Currency Risk

The Company operates in Canada and the United States, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reporting results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company’s cash and cash equivalents, accounts payable and accrued liabilities and accounts payable to related parties are exposed to the financial risk related to the fluctuation of foreign exchange rates. Most significantly, the Company is exposed to potential currency fluctuations between the US and Canadian dollars as research and development expenses transacted in US dollars represented approximately 51% (2013 – 68%) of the Company’s operating results.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current cash and cash equivalents are generally not exposed to interest rate risk because of their short-term maturity.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

June 30, 2014

Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices. The Company closely monitors the individual equity movements to determine the appropriate course of action to be taken by the Company.

Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk, currency risk and credit risk.

Fair Value

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair values of cash and cash equivalents is based on level 1 of the fair value hierarchy.

Financial Assets

The Company’s financial assets were held in the following currencies:

Stated in Canadian Dollars
June 30, 2014
Carrying Value	Canadian Dollar	US Dollar	Total
Cash	38,475	5,242	43,717
Cash equivalents	173,640	-	173,640
Cash and cash equivalents	212,115	5,242	217,357

Receivables	1,672	-	1,672

Financial Liabilities

The estimated fair value of financial liabilities is equal to their carrying values due to the short-term nature of these instruments. The Company’s financial liabilities were held in the following currencies:

Stated in Canadian Dollars
June 30, 2014
Carrying Value	Canadian Dollar	US Dollar	Total
Accounts payable and accrued liabilities	43,891	14,888	58,779

RISK AND UNCERTAINTIES

Risk is inherent in all business activities and cannot be entirely eliminated. Our goal is to enable the Company’s business processes and opportunities by ensuring that the risks arising from our business activities, the markets and political environments in which we operate is mitigated. The risks and uncertainties described in the MD&A for the year ended March 31, 2014 are considered by management to be the most important in the context of the Company’s business and are substantially unchanged as of the Report Date. The risks and uncertainties described are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may apply.

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

June 30, 2014

CHANGES IN ACCOUNTING POLICIES AND CRICITAL ACCOUNTING ESTIMATES

Significant accounting estimates and judgments

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statements include estimates which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the financial statement, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

1.	whether or not an impairment has occurred in its equipment;
2.	the inputs used in the accounting for share-based payments expense in the statements of comprehensive loss; and
3.	the inputs used in the accounting for finders’ warrants in share capital and equity reserves.

Critical accounting judgments

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

1.	going concern of operations;
2.	determining whether or not development costs meet the criteria to be capitalized;
3.	determining the provisions for income taxes and the recognition of deferred income taxes; and
4.	the determination of categories of financial assets and financial liabilities.

CHANGES IN ACCOUNTING POLICIES

For the purpose of preparing and presenting the financial information for the relevant period, the Company has adopted the following new standard relevant to the current period:

IAS 32, Financial Instruments

These amendments did not have a significant impact on the Company’s condensed consolidated interim financial statements.

The following standard has been issued but is not yet effective:

Perfect Lithium Corp.

Management Discussion & Analysis

Perfect Lithium Corp.

June 30, 2014

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods on or after January 1, 2018.

There are no other standards or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this Management Discussion and Analysis.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. Management will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since there is insufficient work at this time to warrant the additional costs, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and work load will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by management of the financial reports, the integrity and reputation of senior accounting personnel, and candid discussion of those risks with the audit committee.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

25

APPENDIX “M”

INTERIM ORDER, PETITION AND REQUISITION FOR FINAL HEARING

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

NOV 2 8 2014

ENTERED

No.S149117
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

DUNDARAVE RESOURCES INC.

PETITIONER

RE: IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING DUNDARAVE RESOURCES INC. AND ITS SECURITYHOLDERS PURSUANT TO SECTIONS 288 to 299 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA), S.B.C. 2002, c. 57, AS AMENDED

ORDER MADE AFTER APPLICATION

BEFORE	MASTER MACNAUGHTON	FRIDAY, THE 28th DAY OF NOVEMBER, 2014

ON THE APPLICATION of the Petitioner, Dundarave Resources Inc.

☒ without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on Friday, the 28th day of November, 2014 and on hearing counsel for the Petitioner, Leah Shepherd;

THIS COURT ORDERS that:

1. The Petitioner, Dundarave Resources Inc. (the "Petitioner" or "Dundarave"), be permitted to convene, hold and conduct a special meeting of the holders of common shares of Dundarave (the "Dundarave Shareholders") to be held at 10 a.m. (Pacific Standard Time) on January 08, 2014 at Suite 2300– 1177 West Hastings Street, Vancouver, British Columbia (the "Special Meeting") to consider and, if deemed advisable, pass with or without amendment, a special resolution (the "Arrangement Resolution"), authorizing, approving and agreeing to adopt a plan of arrangement (the "Plan of Arrangement") among the Petitioner and the Dundarave Shareholders as described in the Plan of Arrangement attached as part of Exhibit "A" to the Affidavit No. 1 of Paul Matysek made on November 26, 2014 (the "Matysek Affidavit No. 1") and to transact such other business as may properly come before the Special Meeting.

{4461-007/01035965.DOC.2}140003.002\pleadings\interim order\000

- 2 -

2. The Special Meeting shall be called, held and conducted in accordance with the provisions of the *Business Corporations Act* (British Columbia), S.B.C. 2002, c. 57, as amended (the "BCBCA"), applicable securities legislation and the Articles of the Petitioner, subject to the terms of this Order.

3. The following information (collectively, the "Meeting Materials"):

   (a). the Notice of the Special Meeting;

   (b). the joint information circular of Dundarave and Perfect Lithium Corp. (the "Circular") and the appendices to the Circular; and

   (c). the Requisition for the Hearing of the Application for a Final Order approving the Arrangement.

   in substantially the same form annexed as Exhibit "B" to the Matysek Affidavit No. 1, with such amendments and inclusions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Order, shall be mailed by prepaid ordinary mail or sent by facsimile or other electronic transmission:

   (a). to the Dundarave Shareholders at their registered addresses as they appeared on the books of the Petitioner at the close of business on November 28, 2014 being the record date fixed by the Board of Directors of the Petitioner (the "Dundarave Board") for the determination of Dundarave Shareholders entitled to notice of the Special Meeting; and

   (b). to the directors and auditors of the Petitioner,

   which mailing shall occur at least twenty-one (21) days prior to the date of the Special Meeting, excluding the date of mailing and excluding the date of the Special Meeting, and that service of the Meeting Materials as herein described, shall constitute good and sufficient service of such Notice of the Special Meeting and Notice of the Application for a Final Order, upon all who may wish to appear in these proceedings, and no other service need be made, and such service shall be effective on the fifth day after the said Meeting Materials are mailed or, if sent by facsimile or other electronic transmission, on the date of said transmission.

140003.002\pleadings\interim order\0004

- 3 -

4. The Meeting Materials shall be delivered to non-registered holders of common shares of Dundarave ("Dundarave Shares") by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to beneficial owners in accordance with National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators.

5. Notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to the Dundarave Shareholders by press release, news release, newspaper advertisement or by notice sent to the Dundarave Shareholders by any of the means set forth in paragraph 3 herein, as determined to be the most appropriate method of communication by the Dundarave Board.

6. The accidental omission to give the Notice of the Special Meeting or Notice of the Application for a Final Order to, or the non-receipt of such notices by, one or more of the persons specified herein, shall not invalidate any resolution passed or proceedings taken at the Special Meeting.

7. The chairperson of the Special Meeting (the "Chair") shall be an officer or director of the Petitioner or such other person as may be appointed by the Dundarave Shareholders for that purpose.

8. The Chair is at liberty to call on the assistance of legal counsel to the Petitioner at any time and from time to time, as the Chair may deem necessary or appropriate during the Special Meeting, and such legal counsel is entitled to attend the Special Meeting for this purpose.

9. The Special Meeting may be adjourned or postponed for any reason upon the approval of the Chair, and if the Special Meeting is adjourned or postponed, it shall be reconvened or held at a place and time to be designated by the Chair.

10. The quorum required at the Special Meeting shall be the quorum required by the Articles of the Petitioner. The articles of Dundarave provide that a quorum of shareholders is present at a meeting of Dundarave Shareholders if one shareholder entitled to vote at the meeting is present, whether in person or by proxy.

140003.002\pleadings\interim order\0004

- 4 -

11. The vote of the Dundarave Shareholders required to adopt the Arrangement Resolution at the Special Meeting shall be an affirmative vote of not less than two-thirds of the votes cast at the Meeting by Dundarave Shareholders.

12. Approval of the Arrangement Resolution by the affirmative vote of not less than two-thirds of the votes cast is in accordance with the provisions of Section 289(1)(a)(i) of the BCBCA.

13. The Chair or Secretary of the Special Meeting shall, in due course, file with the Court Affidavit(s) verifying the actions taken and the decisions reached by the Dundarave Shareholders at the Special Meeting with respect to the Arrangement.

14. The only persons entitled to notice of or vote at the Special Meeting or any adjournment(s) or postponement(s) thereof either in person or by proxy shall be the Dundarave Shareholders as at the close of business on November 28, 2014 (and under applicable securities legislation and policies, the beneficial owners of the common shares of the Petitioner registered in the name of intermediaries) and the directors and auditors of the Petitioner.

15. Each registered Dundarave Shareholder shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of sections 237-247 of the BCBCA, as modified by the terms of this Interim Order and the Plan of Arrangement. A beneficial holder of Dundarave Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Dundarave Shareholder to dissent on behalf of the beneficial holder of Shares or, alternatively, make arrangements to become a registered Dundarave Shareholder.

16. Registered Dundarave Shareholders shall be the only shareholders of Dundarave entitled to exercise rights of dissent.

17. Notice to Dundarave Shareholders of their dissent rights with respect to the Arrangement Resolution and their right to receive, subject to the provisions of the

140003.002\pleadings\interim order\0004

- 5 -

BCBCA and the Arrangement, the fair value of their securities shall be given by including information with respect to this right in the Circular to be sent to Dundarave Shareholders in accordance with this Interim Order.

18. Subject to further order of this Court, the rights available to the Dundarave Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement shall constitute full and sufficient dissent rights for the Dundarave Shareholders with respect to the Arrangement.

19. The Petitioner is at liberty to give notice of this application to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

20. Unless the directors of the Petitioner by resolution determine to abandon the Arrangement, the Application for the Final Order (the "Final Application") be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on January 12, 2014 at 9:45 a.m., or so soon thereafter as counsel may be heard, and that, upon approval by the Dundarave Shareholders at the Special Meeting of the Arrangement Resolution approving the Arrangement, all in the manner required by Section 289 of the BCBCA, the Petitioner is at liberty to proceed with the Final Application on that date.

21. Any Dundarave Shareholder, director or auditor of the Petitioner or any other interested party with leave of the Court may appear at the Final Application provided that such person shall file a Response to the Petition filed herein, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, and deliver a copy of the filed Response, together with a copy of all material on which such person intends to rely at the Final Application, including an outline of such person's proposed submissions, to counsel for the Petitioner at its address for delivery as set out in the Petition, on or before 4:00 p.m. (Pacific Standard Time) on January 05, 2014, or as the Court may otherwise direct.

22. Subject to other provisions in this Order, no material other than that contained in the Meeting Materials need be served on any persons in respect of these proceedings.

140003.002\pleadings\interim order\0004

- 6 -

23. If the Final Application is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need to be served and provided with notice of the adjourned date.

24. The provisions of Rules 8-1 (apart from the requirement for an Application Record) and 16-1 be hereby dispensed with for the purposes of any further application to be made pursuant to this Petition.

25. The Petitioner and the Dundarave Shareholders, directors and auditors shall, and hereby do, have liberty to apply for such further Orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Leah Shepherd

☐ Petitioner ☒ lawyer for Petitioner

By the Court

Registrar

140003.002\pleadings\interim order\0004

Amended pursuant to Rule 6-1(1)(a)
Original Filed November 26, 2014

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

NOV 28 2014

No. S149117
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

DUNDARAVE RESOURCES INC.

PETITIONER

RE: IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING DUNDARAVE RESOURCES INC. AND ITS SECURITYHOLDERS ~~AND PERFECT LITHIUM CORP.~~ PURSUANT TO SECTIONS 288 to 299 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA), S.B.C. 2002, c. 57, AS AMENDED

PETITION TO THE COURT

(Name and address of each petitioner)

DUNDARAVE RESOURCES INC..
c/o Taylor Veinotte Sullivan, Barristers
Suite 300 – 1168 Hamilton Street
Vancouver, B.C. V6B 2S2
Attention: Leah Shepherd

This proceeding has been started by the petitioner(s) for the relief set out in Part 1 below.

If you intend to respond to this petition, you or your lawyer must

(a) file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and

(b) serve on the petitioner(s)

(i) 2 copies of the filed response to petition, and

(ii) 2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for response to petition

A response to petition must be filed and served on the petitioner(s),

(a) if you reside anywhere within Canada, within 21 days after the date on which a copy of the filed petition was served on you,

{4461-007/01035954.DOC.}

- 2 -

(b) if you reside in the United States of America, within 35 days after the date on which a copy of the filed petition was served on you,

(c) if you reside elsewhere, within 49 days after the date on which a copy of the filed petition was served on you, or

(d) if the time for response has been set by order of the court, within that time.

(1) The address of the registry is:	The Law Courts 800 Smithe Street Vancouver, B.C. V6Z 2E1
(2) The ADDRESS FOR SERVICE of the petitioner is:	c/o Taylor Veinotte Sullivan Barristers Suite 300 – 1168 Hamilton Street Vancouver, B.C. V6B 2S2 Attention: Leah Shepherd
Fax number for service (if any) of the petitioner:	604-687-7384
E-mail address for service (if any) of the petitioner:	lshepherd@tvsbarristers.com
(3) The name and office address of the petitioner's lawyer is:	Taylor Veinotte Sullivan Barristers Suite 300 – 1168 Hamilton Street Vancouver, B.C. V6B 2S2 Attention: Leah Shepherd

CLAIM OF THE PETITIONER

Part 1: ORDER(S) SOUGHT

The Petitioner, Dundarave Resources Inc. ("Dundarave" or the "Petitioner"), applies to this Court for Orders as follows:

1. an Order for directions (pursuant to Section 291 of the *Business Corporations Act* (British Columbia) S.B.C. 2002, c. 57, as amended (the "BCBCA") in the terms of the draft interim order attached as Schedule "A" to this Petition (the "Interim Order"). The Interim Order will:

   a. give directions for the convening of a special meeting (the "Special Meeting") of the holders of common shares (the "Dundarave Shareholders") to consider a

- 3 -

plan of arrangement (the "Arrangement") among the Petitioner and the Dundarave Shareholders as described in the Plan of Arrangement attached as part of Schedule "B" to this Petition; and

b. provide for the manner and form of service of notice of these proceedings to the persons specified therein;

2. a final order (pursuant to Section 291 of the BCBCA), in substantially the same form attached as Schedule "B" to this Petition (the "Final Order"). The Final Order, if granted, will:

    a. provide approval of the arrangement among Dundarave and the Dundarave Shareholders (the "Arrangement") as substantially set out in the Plan of Arrangement and declare that the Arrangement, including the terms and conditions thereof and the issuances, distributions and/or adjustments of securities contemplated therein, is fair and reasonable to the Dundarave Shareholders;

3. such further or other orders as the Petitioner or any proper party may properly request and this Honourable Court may deem just.

Part 2: FACTUAL BASIS

The facts upon which this Petition is based are as follows:

1. Unless otherwise defined in this Petition, capitalized terms have the meaning assigned to them in the joint information circular of Dundarave and Perfect Lithium Corp. ("PLC") to be dated as of November 28, 2014 (the "Circular") and the binding business combination agreement dated November 25, 2014 (the "Business Combination Agreement") between Dundarave and PLC.

2. The Business Combination Agreement and the Circular are attached as Exhibits "A" and "B", respectively, to the Affidavit No. 1 of Paul Matysek made November 26, 2014.

- 4 -

I. INFORMATION REGARDING THE PETITIONER, DUNDARAVE RESOURCES INC.

3. Dundarave is a company incorporated pursuant to the laws of Alberta, continued into the jurisdiction of British Columbia under the BCBCA. Currently, Dundarave does not have any material properties or assets other than cash. Since March 2014, Dundarave's management has been considering potential acquisition opportunities with a view to completing an acquisition and commencing active business operations.

6. As of August 28, 2014, there were 10, 285, 987 issued and outstanding shares of Dundarave.

7. The Dundarave Shares are listed for trading on the TSX-V under the symbol "DDX". Dundarave is a reporting issuer in each of the Provinces of British Columbia and Alberta.

8. Further information regarding Dundarave and its business is available in Appendix "C" to the Circular.

II. INFORMATION REGARDING PERFECT LITHIUM CORP.

- 5 -

12. Further information regarding PLC and its business is available in Appendix "D" to the Circular.

III. THE AMALGAMATION AND THE ARRANGEMENT

13. Pursuant to a business combination between Dundarave and PLC, Dundarave will acquire all the issued and outstanding PLC Shares in exchange for Post-Consolidation Dundarave Shares, by way of a "three cornered" amalgamation as contemplated by an amalgamation agreement among Dundarave, a wholly owned subsidiary of Dundarave ("Subco") and PLC (the "Amalgamation Agreement").

14. Pursuant to the Amalgamation Agreement, Subco and PLC will amalgamate to form a new corporate entity ("Amalco"). Each PLC Shareholder will receive 0.8 of a Post-Consolidation Dundarave Share for each PLC Share. The PLC Shares will be deemed to have survived and continue as Amalco common shares held by Dundarave. All Subco Shares will be cancelled.

16. Pursuant to the terms of Arrangement, each Dundarave Shareholder will receive one Post-Consolidation Dundarave Share and one Dundarave Warrant, exercisable in a 24 month period after which it will be cancelled without consideration, for each two existing Dundarave Shares.

17. Upon completion of the Amalgamation Agreement and the Arrangement, Amalco will be a wholly owned subsidiary of Dundarave. Outstanding stock options of PLC and Dundarave will be cancelled and new options will be issued.

- 6 -

19. After completion of the Arrangement and the other transactions contemplated by the Business Combination Agreement:

20. The description of the Arrangement herein is qualified in its entirety by reference to the full particulars of the Arrangement contained in the Business Combination Agreement.

V. CONDITIONS PRECEDENT TO THE ARRANGEMENT

21. The completion of the Arrangement is conditional upon the following, among other conditions customary for a transaction of this nature:

(a) The absence of any material adverse change in the business, financial condition, prospects, assets or operations, as applicable, of Dundarave or of PLC;

(b) Conditional acceptance of the Arrangement and the other related transactions, as necessary, by the TSX-V, subject only to conditions customary of a transaction of this nature;

(d) There absence in force or threatened any order or decree of any Governmental Entity or other Person that has the effect of ceasing or restricting trading in the Dundarave Shares;

(e) Dissent rights to the Arrangement shall not have been exercised prior to the effective date of the Arrangement, being the date after all the conditions precedents set out in the Business Combination Agreement and the Final Order have been satisfied and waived, by Dundarave shareholders representing in the

- 7 -

aggregate 5% or more of the total number of Dundarave Shares outstanding at such time;

(f) All covenants of the Parties' under the Business Combination Agreement and the Amalgamation Agreement will have been duly performed;

(g) All of the Parties' respective representations and warranties in the Business Combination Agreement and Amalgamation Agreement will be true and correct as of the Effective Date;

(h) The board of directors of Dundarave and the board of directors of PLC will have adopted all necessary resolutions to permit the consummation of the Amalgamation Agreement and the Arrangement and any transactions otherwise contemplated. The Parties will have provided each other with certified copies of the resolutions duly passed;

(i) Dundarave will provide PLC with:

a. Certified copies of the resolutions duly passed by the board of directors of Dundarave approving the Business Combination Agreement and the Amalgamation Agreement;

b. Certified copies of the Dundarave Shareholders' Resolution, duly passed, approving the Arrangement and all other transactions contemplated by the Business Combination Agreement; and

c. Certified copies of the resolutions duly passed by the board of directors of Dundarave conditionally allotting the aggregate number of Post-Consolidation Dundarave Shares and approving the aggregate number of Post-Consolidation Dundarave Warrants which may be issued in accordance with the Amalgamation Agreement and the terms of the Business Combination Agreement;

(j) PLC will provide Dundarave with:

a. certified copies of the PLC Shareholders' Resolution approving the Amalgamation Agreement;

- 8 -

b. Certified copies of the resolutions passed by the board of directors of PLC approving the Amalgamation Agreement and the Business Combination Agreement.

(k) Dundarave will have completed the Private Placement;

(l) The Dundarave Options will have been cancelled and the New Options will have been granted;

(m) The PLC Options will have been cancelled;

(n) Dundarave will not have undertaken any business, other than in connection with the completion of the transaction contemplated by the Business Combination Agreement;

(p) There will not have been PLC Dissent Rights exercised with respect to more than 5% of the outstanding PLC Shares.

VI. VOTING AT MEETINGS

22. The Dundarave Shareholders will be treated equally with respect to voting rights. Each Dundarave Shareholder is entitled to one vote for each Dundarave Share held.

23. It is a condition precedent of the Arrangement that the Dundarave Shareholders approve the Arrangement by special resolution (the "Arrangement Resolution") requiring an affirmative vote of not less than two-thirds of the votes cast at the Meeting by Dundarave Shareholders.

24. Approval of the Arrangement Resolution by the affirmative vote of not less than two-thirds of the votes cast is in accordance with the provisions of Section 289(1)(a)(i) of the BCBCA.

25. The articles of Dundarave provide that a quorum of shareholders is present at a meeting of Dundarave Shareholders if one shareholder entitled to vote at the meeting is present, whether in person or by proxy.

- 9 -

VII. RIGHTS OF DISSENT OF SHAREHOLDERS

26. Pursuant to section 245 of the BCBCA and, as more particularly set forth in Article 4 of the Plan of Arrangement, rights of dissent (the "Dissent Rights") will be granted to each registered Dundarave Shareholder who objects to the Shareholders' Resolution approving the Arrangement.

27. In essence, Article 4 provides that any registered Dundarave Shareholder who objects to the Shareholders' Resolution approving the Arrangement, and properly exercises the Dissent Rights by strictly complying with the procedures as set out in the Interim Order and Article 4 of the Plan of Arrangement, has the right to require that Dundarave purchase such shareholder's shares for their fair value.

VIII. FAIRNESS AND DETERMINATIONS BY THE BOARD OF DIRECTORS

28. Following a review of the terms of the Business Combination Agreement, the Dundarave Board of Directors (the "Dundarave Board") has unanimously determined that the Arrangement is fair and reasonable and in the best interests of the Dundarave Shareholders. The Dundarave Board authorizes the submission of the Shareholders' Resolution to Dundarave Shareholders for approval at the Special Meeting and recommends that the Dundarave Shareholders vote in favour of the resolution approving the Arrangement.

29. In reaching its conclusion, the Dundarave Board considered the benefits to Dundarave and the Dundarave Shareholders as well as the financial position, opportunities and the outlook for Dundarave. In addition to the matters discussed below with respect to the benefits of the Arrangement, the Dundarave Board considered the following:

(a) that the Dundarave Shareholders must approve the Arrangement by a special resolution in accordance with the Interim Order and the BCBCA;

(b) the procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which fairness will be considered;

- 10 -

(c) the availability of Dissent Rights to Dundarave Shareholders with respect to the Arrangement; and

(d) the terms and conditions of the Arrangement Agreement are consistent with recent precedent transactions and are not expected to prevent an unsolicited third party from proposing or making a superior proposal in respect of Dundarave.

30. The Dundarave Board believes that the Dundarave Shareholders will benefit under the Arrangement as a result of the following, among other benefits:

(a) Dundarave completing an acquisition with the view to commencing active business operations;

(b) Dundarave acquiring the rights to PLC's portfolio of intellectual property used in lithium-ion batteries and several other markets. PLC's innovative processing technology can be used to produce materials used in a wide range of markets, including growth potential in energy storage, dental, catalysts, specialty ceramics, pharmaceutical, semiconductors, agriculture, aerospace and communications; and

(c) The Arrangement will provide for the liquidity of Dundarave Shares.

X. EXEMPTION

31. The consideration by this Court of the fairness of the Arrangement and the requisite Court approval of the Arrangement will constitute the basis for a claim of the exemption under Section 3(a)(10) of the United States *Securities Act of 1933*, as amended (the "Securities Act of 1933"), which exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved by a court of competent jurisdiction after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities shall have the right to appear.

- 11 -

32. In order to ensure that the securities issued to and exchanged with Dundarave Shareholders pursuant to the Arrangement will be exempt from the registration requirements of the Securities Act of 1933 pursuant to section 3(a)(10) thereof, it is necessary that:

(a) the Court is advised of the intention of the Parties to rely on section 3(a)(10) prior to the hearing required to approve the Arrangement;

(b) the Interim Order of the Court approving the relevant meeting or meetings to approve the Arrangement specifies that each Dundarave Shareholder will have the right to appear before the Court so long as such shareholder files a Response within a reasonable time;

(c) all Dundarave Shareholders be given adequate notice advising them of their rights to attend the hearing of the Court to approve the Arrangement and sufficient information necessary for them to exercise that right;

(d) the Court satisfies itself as to the fairness of the Arrangement to the Dundarave Shareholders;

(e) the Court determines, prior to approving the Final Order, that the terms and conditions of the exchanges and/or adjustment of securities involved in the Arrangement are fair to the Dundarave Shareholders; and

(f) the Final Order of the Court approving the Arrangement expressly states that the Arrangement is approved by the Court as being fair to the Dundarave Shareholders.

33. Since the completion of the Arrangement may involve the issuance of securities to United States residents, notice is hereby given to the Court of Dundarave's intention to rely on section 3(a)(10) of the Securities Act of 1933 in completing the Arrangement and that this reliance will be based on the Court's approval of the Arrangement.

34. Counsel for Dundarave has advised that the Dundarave Shareholders resident in the United States to whom securities will be issued or made issuable under the Arrangement shall receive such securities in reliance on the exemption from the

- 12 -

registration requirements of the Securities Act of 1933, contained in section 3(a)(10) thereof based on the Court's approval of the Arrangement.

XI. CREDITORS

35. The rights of creditors of Dundarave will not be affected by the Arrangement. The creditors of Dundarave have to date been paid in the normal course, and will continue to be so paid following completion of the Arrangement.

Part 3: LEGAL BASIS

The Petitioner relies on:

1. British Columbia Supreme Court Rules 16-1, 17-1 and 22-1; and

2. Sections 288 to 299 of *Business Corporations Act* (British Columbia).

Part 4: MATERIAL TO BE RELIED UPON

1. Affidavit No. 1 of Paul Matysek, made November 26, 2014; and

2. Such other materials as counsel may advise and this Honourable Court will allow.

The Petitioner estimates that the hearing of the Petition will take 5 minutes.

Date: November 26, 2014

Leah Shepherd
Signature of Leah Shepherd
☒ lawyer for Petitioner, Dundarave Resources Inc.

- 13 -

To be completed by the court only:

Order made

[ ] in the terms requested in paragraphs .... of Part 1 of this petition

[ ] with the following variations and additional terms:

....

....

....

Date: ....

Signature of [ ] Judge [ ] Master

- 14 -

SCHEDULE "A" – DRAFT INTERIM ORDER

140003.002\pleadings\interim order\0004

No.S149117
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

DUNDARAVE RESOURCES INC.

PETITIONER

RE: IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING DUNDARAVE RESOURCES INC. AND ITS SECURITYHOLDERS PURSUANT TO SECTIONS 288 to 299 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA), S.B.C. 2002, c. 57, AS AMENDED

ORDER MADE AFTER APPLICATION

	)		) FRIDAY, THE
BEFORE	)	MASTER	) 28th DAY OF
	)		) NOVEMBER, 2014

ON THE APPLICATION of the Petitioner, Dundarave Resources Inc.

☒ without notice, coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on Friday, the 28th day of November, 2014 and on hearing counsel for the Petitioner, Leah Shepherd;

THIS COURT ORDERS that:

1. The Petitioner, Dundarave Resources Inc. (the "Petitioner" or "Dundarave"), be permitted to convene, hold and conduct a special meeting of the holders of common shares of Dundarave (the "Dundarave Shareholders") to be held at 10 a.m. (Pacific Standard Time) on January 08, 2014 at Suite 2300– 1177 West Hastings Street, Vancouver, British Columbia (the "Special Meeting") to consider and, if deemed advisable, pass with or without amendment, a special resolution (the "Arrangement Resolution"), authorizing, approving and agreeing to adopt a plan of arrangement (the "Plan of Arrangement") among the Petitioner and the Dundarave Shareholders as described in the Plan of Arrangement attached as part of Exhibit "A" to the Affidavit No. 1 of Paul Matysek made on November 26, 2014 (the "Matysek Affidavit No. 1") and to transact such other business as may properly come before the Special Meeting.

{4461-007/01035965.DOC.2} 140003.002\pleadings\interim order\0004

- 2 -

2. The Special Meeting shall be called, held and conducted in accordance with the provisions of the *Business Corporations Act* (British Columbia), S.B.C. 2002, c. 57, as amended (the "BCBCA"), applicable securities legislation and the Articles of the Petitioner, subject to the terms of this Order.

3. The following information (collectively, the "Meeting Materials"):

   (a). the Notice of the Special Meeting;

   (b). the joint information circular of Dundarave and Perfect Lithium Corp. (the "Circular") and the appendices to the Circular; and

   (c). the Requisition for the Hearing of the Application for a Final Order approving the Arrangement.

   in substantially the same form annexed as Exhibit "B" to the Matysek Affidavit No. 1, with such amendments and inclusions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Order, shall be mailed by prepaid ordinary mail or sent by facsimile or other electronic transmission:

   (a). to the Dundarave Shareholders at their registered addresses as they appeared on the books of the Petitioner at the close of business on November 28, 2014 being the record date fixed by the Board of Directors of the Petitioner (the "Dundarave Board") for the determination of Dundarave Shareholders entitled to notice of the Special Meeting; and

   (b). to the directors and auditors of the Petitioner,

   which mailing shall occur at least twenty-one (21) days prior to the date of the Special Meeting, excluding the date of mailing and excluding the date of the Special Meeting, and that service of the Meeting Materials as herein described, shall constitute good and sufficient service of such Notice of the Special Meeting and Notice of the Application for a Final Order, upon all who may wish to appear in these proceedings, and no other service need be made, and such service shall be effective on the fifth day after the said Meeting Materials are mailed or, if sent by facsimile or other electronic transmission, on the date of said transmission.

140003.002\pleadings\interim order\0004

- 3 -

4. The Meeting Materials shall be delivered to non-registered holders of common shares of Dundarave ("Dundarave Shares") by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to beneficial owners in accordance with National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators.

5. Notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to the Dundarave Shareholders by press release, news release, newspaper advertisement or by notice sent to the Dundarave Shareholders by any of the means set forth in paragraph 3 herein, as determined to be the most appropriate method of communication by the Dundarave Board.

6. The accidental omission to give the Notice of the Special Meeting or Notice of the Application for a Final Order to, or the non-receipt of such notices by, one or more of the persons specified herein, shall not invalidate any resolution passed or proceedings taken at the Special Meeting.

7. The chairperson of the Special Meeting (the "Chair") shall be an officer or director of the Petitioner or such other person as may be appointed by the Dundarave Shareholders for that purpose.

8. The Chair is at liberty to call on the assistance of legal counsel to the Petitioner at any time and from time to time, as the Chair may deem necessary or appropriate during the Special Meeting, and such legal counsel is entitled to attend the Special Meeting for this purpose.

9. The Special Meeting may be adjourned or postponed for any reason upon the approval of the Chair, and if the Special Meeting is adjourned or postponed, it shall be reconvened or held at a place and time to be designated by the Chair.

10. The quorum required at the Special Meeting shall be the quorum required by the Articles of the Petitioner. The articles of Dundarave provide that a quorum of shareholders is present at a meeting of Dundarave Shareholders if one shareholder entitled to vote at the meeting is present, whether in person or by proxy.

140003.002\pleadings\interim order\0004

- 4 -

11. The vote of the Dundarave Shareholders required to adopt the Arrangement Resolution at the Special Meeting shall be an affirmative vote of not less than two-thirds of the votes cast at the Meeting by Dundarave Shareholders.

12. Approval of the Arrangement Resolution by the affirmative vote of not less than two-thirds of the votes cast is in accordance with the provisions of Section 289(1)(a)(i) of the BCBCA.

13. The Chair or Secretary of the Special Meeting shall, in due course, file with the Court Affidavit(s) verifying the actions taken and the decisions reached by the Dundarave Shareholders at the Special Meeting with respect to the Arrangement.

14. The only persons entitled to notice of or vote at the Special Meeting or any adjournment(s) or postponement(s) thereof either in person or by proxy shall be the Dundarave Shareholders as at the close of business on November 28, 2014 (and under applicable securities legislation and policies, the beneficial owners of the common shares of the Petitioner registered in the name of intermediaries) and the directors and auditors of the Petitioner.

15. Each registered Dundarave Shareholder shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of sections 237-247 of the BCBCA, as modified by the terms of this Interim Order and the Plan of Arrangement. A beneficial holder of Dundarave Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Dundarave Shareholder to dissent on behalf of the beneficial holder of Shares or, alternatively, make arrangements to become a registered Dundarave Shareholder.

16. Registered Dundarave Shareholders shall be the only shareholders of Dundarave entitled to exercise rights of dissent.

17. Notice to Dundarave Shareholders of their dissent rights with respect to the Arrangement Resolution and their right to receive, subject to the provisions of the

140003.002\pleadings\interim order\0004

- 5 -

BCBCA and the Arrangement, the fair value of their securities shall be given by including information with respect to this right in the Circular to be sent to Dundarave Shareholders in accordance with this Interim Order.

18. Subject to further order of this Court, the rights available to the Dundarave Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement shall constitute full and sufficient dissent rights for the Dundarave Shareholders with respect to the Arrangement.

19. The Petitioner is at liberty to give notice of this application to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

20. Unless the directors of the Petitioner by resolution determine to abandon the Arrangement, the Application for the Final Order (the "Final Application") be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on January 12, 2014 at 9:45 a.m., or so soon thereafter as counsel may be heard, and that, upon approval by the Dundarave Shareholders at the Special Meeting of the Arrangement Resolution approving the Arrangement, all in the manner required by Section 289 of the BCBCA, the Petitioner is at liberty to proceed with the Final Application on that date.

21. Any Dundarave Shareholder, director or auditor of the Petitioner or any other interested party with leave of the Court may appear at the Final Application provided that such person shall file a Response to the Petition filed herein, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, and deliver a copy of the filed Response, together with a copy of all material on which such person intends to rely at the Final Application, including an outline of such person's proposed submissions, to counsel for the Petitioner at its address for delivery as set out in the Petition, on or before 4:00 p.m. (Pacific Standard Time) on January 05, 2014, or as the Court may otherwise direct.

22. Subject to other provisions in this Order, no material other than that contained in the Meeting Materials need be served on any persons in respect of these proceedings.

140003.002\pleadings\interim order\0004

- 6 -

23. If the Final Application is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need to be served and provided with notice of the adjourned date.

24. The provisions of Rules 8-1 (apart from the requirement for an Application Record) and 16-1 be hereby dispensed with for the purposes of any further application to be made pursuant to this Petition.

25. The Petitioner and the Dundarave Shareholders, directors and auditors shall, and hereby do, have liberty to apply for such further Orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Leah Shepherd

☐ Petitioner ☒ lawyer for Petitioner

By the Court

Registrar

140003.002\pleadings\interim order\0004

- 15 -

SCHEDULE "B" – DRAFT FINAL ORDER

140003.002\pleadings\interim order\0004

No. S149117
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

DUNDARAVE RESOURCES INC.

PETITIONER

RE: IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING DUNDARAVE RESOURCES INC. AND ITS SECURITYHOLDERS PURSUANT TO SECTIONS 288 to 299 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA), S.B.C. 2002, c. 57, AS AMENDED

ORDER MADE AFTER APPLICATION

	)		) MONDAY, THE
BEFORE	)	THE HONOURABLE	) 12TH DAY OF
	)		) JANUARY, 2015

ON THE APPLICATION of the Petitioner, Dundarave Resources Inc. ("Dundarave" or the "Petitioner")

☒ coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on January 12th, 2015 and on hearing counsel for the Petitioner, Leah Shepherd;

AND UPON all of the terms of the Interim Order in this proceeding pronounced on November 28, 2014 having been complied with and the requisite approval of the holders of common shares of Dundarave (the "Dundarave Shareholders") having been obtained at the special meeting of the Dundarave Shareholders called and held in accordance with the Interim Order;

AND UPON IT APPEARING that the terms and conditions of the arrangement (the "Arrangement") as described in the plan of arrangement (the "Plan of Arrangement"), which is attached hereto as Schedule "A", may properly be approved by this Honourable Court;

AND UPON BEING ADVISED by counsel for the Petitioner that this Honourable Court's approval of the Arrangement will serve as the basis of a claim to an exemption from the registration requirements of the United States *Securities Act of 1933*, pursuant to section 3(a)(10) thereof, for the distribution of securities pursuant to the Plan of Arrangement,

{4461-007/01035962.DOC.}090046.006\Pleadings\0016

- 2 -

THIS COURT DECLARES:

1. that pursuant to the provisions of Section 291(4)(c) of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "BCBCA"), the Arrangement as provided for in the Plan of Arrangement, including the terms and conditions of the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to all persons entitled to receive securities in the exchange; and

THIS COURT ORDERS:

1. that the Arrangement be and is hereby approved, and shall be implemented in the manner set forth in the Plan of Arrangement and be binding on the Petitioner and the Dundarave Shareholders in accordance with the terms of the Plan of Arrangement; and

2. that the Petitioner shall, and hereby does, have liberty to apply for such further Order or Orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Leah Shepherd

Signature of Leah Shepherd

☐ Petitioner ☒ lawyer for Petitioner

By the Court

____

Registrar

{4461-007/01035962.DOC.}090046.006\Pleadings\0016

- 3 -

SCHEDULE "A" – PLAN OF ARRANGEMENT

{4461-007/01035962.DOC.}090046.006\Pleadings\0016

PLAN OF ARRANGEMENT UNDER SECTION 288 OF THE BRITISH COLUMBIA *BUSINESS CORPORATIONS ACT*

ARTICLE 1. DEFINITIONS AND INTERPRETATIONS

1.1. Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined will have the meanings ascribed to them in the Business Combination Agreement and the terms with the initial letter or letters thereof capitalized will have the meanings ascribed to them below (and grammatical variations of such terms will have corresponding meanings):

(a) "**Business Combination Agreement**" means the business combination agreement dated November 26, 2014 between DDX and PLC, as amended, amended and restated or supplemented prior to the Effective Date;

(b) "**Consolidation**" has the meaning ascribed to such term in Subsection 3.1(b) of this Plan of Arrangement;

(c) "**DDX Board**" means the board of directors of DDX as the same is constituted from time to time;

(d) "**DDX Dissenting Shareholder**" means the registered holder of DDX Dissent Shares;

(e) "**DDX Dissent Rights**" has the meaning ascribed to such term in Subsection 4.1(a) of this Plan of Arrangement;

(f) "**DDX Dissent Shares**" has the meaning ascribed to such term in Subsection 3.1(a) of this Plan of Arrangement;

(g) "**Depositary**" means any trust company, bank or other financial institution for the purpose of, among other things, exchanging existing certificates representing existing DDX Shares for new certificates representing Post-Consolidation DDX Shares and Post-Consolidation DDX Warrants in connection with the Arrangement;

(h) "**Effective Date**" means the date upon which the Arrangement becomes effective in accordance with the BCBCA;

(i) "**Effective Time**" means 1:00 pm (Vancouver Time) on the Effective Date;

(j) "**Encumbrance**" means, with respect to any property or asset, any mortgage, pledge, assignment, hypothec, charge, lien, security interest, adverse right or claim, other third party interest or encumbrance of any kind, whether contingent

140003.002\Pleadings\Interim Order\0004

- 2 -

or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(k) "**Final Proscription Date**" will have the meaning ascribed thereto in Section 5.4 of this Plan of Arrangement;

(l) "**Letter of Transmittal**" means the letter of transmittal to be forwarded by DDX to DDX Shareholders together with the Information Circular;

(m) "**Post-Consolidation DDX Share**" has the meaning ascribed to such term in Subsection 3.1(b) of this Plan of Arrangement; and

(n) "**Withholding Obligations**" has the meaning ascribed thereto in Section 5.3 of this Plan of Arrangement.

1.2. Interpretation Not Affected by Headings

For the purposes of this Plan of Arrangement, except as otherwise expressly provided:

(a) "this **Plan of Arrangement**" means this Plan of Arrangement, including the recitals and Appendices hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Schedule hereof;

(b) the words "**hereof**", "**herein**", "**hereto**" and "**hereunder**" and other word of similar import refer to this Plan of Arrangement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Schedule hereof;

(c) all references in this Plan of Arrangement to a designated "**Article**", "**Section**" or other subdivision, recital or "**Schedule**" hereof are references to the designated Article, Section, Subsection or other subdivision, recital or Schedule to, this Plan of Arrangement;

(d) the division of this Plan of Arrangement into Articles, Sections and other subdivisions, recitals or Schedules and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Plan of Arrangement or any provisions hereof;

(e) a reference to a statute in this Plan of Arrangement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f) the word "**or**" is not exclusive;

140003.002\Pleadings\Interim Order\0004

- 3 -

(g) the word "**including**" is not limiting, whether or not non-limiting language (such as "**without limitation**" or "**but not limited to**" or words of similar import) is used with reference thereto; and

(h) all references to "**approval**", "**authorization**" or "**consent**" in this Plan of Arrangement means written approval, authorization or consent.

1.3. Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular will include the plural and vice versa, words importing the use of either gender will include both genders and neuter and the word person and words importing persons will include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4. Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.5. Currency

Unless otherwise stated, all references in this Plan of Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.6. Time

Time will be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

1.7. Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE 2. BUSINESS COMBINATION AGREEMENT

2.1. Business Combination Agreement

140003.002\Pleadings\Interim Order\0004

- 4 -

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement, except in respect of the sequence of the steps comprising the Arrangement, which will occur in the order set forth herein unless otherwise stated.

ARTICLE 3. ARRANGEMENT

3.1. Arrangement

At the Effective Time, except as otherwise noted herein, the following will occur and will be deemed to occur, in the following order, without any further act or formality required on the part of any person:

(a) all DDX Shares which are held by a DDX Dissenting Shareholder (the "**DDX Dissent Shares**") will be deemed to have been irrevocably transferred to DDX free and clear of all Encumbrances and such DDX Dissent Shares thereafter will be, and will be deemed to be, immediately cancelled and, as of the Effective Time, such DDX Dissenting Shareholder will cease to have any rights as a holder of DDX Shares other than the right to be paid the fair value as described in the Plan of Arrangement; and

(b) immediately prior to the Effective Time, DDX Shareholders (other than DDX Dissent Shares which are held by DDX Dissenting Shareholders who have validly exercised their rights to dissent under the Arrangement) will exchange two (2) DDX Shares held for one (1) Post-Consolidation DDX Share and one (1) Post-Consolidation DDX Warrant (the "**Consolidation**"), whereby each whole Post-Consolidation DDX Warrant will, at the election of the holder, be exercisable by the holder thereof: (i) at any time within twelve (12) months following the Effective Date to acquire one (1) Post-Consolidation DDX Share at an exercise price of $0.40 per whole Post-Consolidation DDX Share and (ii) at any time between twelve (12) and twenty-four (24) months following the Effective Date into one half (1/2) of a Post-Consolidation DDX Share at an exercise price of $0.50 per whole Post-Consolidation DDX Share. Any Post-Consolidation DDX Warrant which is not exercised prior to the expiry of twenty-four (24) months following the Effective Date will be cancelled without payment of any consideration to the holder thereof.

3.2. Post-Effective Time Procedures

(a) As soon as practicable following the Effective Time, DDX will deliver or arrange to be delivered to the Depositary the certificates representing the Post-Consolidation DDX Shares and Post-Consolidation DDX Warrants required to be issued to DDX Shareholders in accordance with the provisions of Subsection 3.1(b), which certificates will be held by the Depositary as agent and nominee for such DDX Shareholders, for distribution to such DDX Shareholders in accordance with the provisions of Article 5.

140003.002\Pleadings\Interim Order\0004

- 5 -

(b) Subject to the provisions of Article 5, and upon return of a properly completed Letter of Transmittal by a registered DDX Shareholder, together with certificates representing DDX Shares and such other documents as the Depositary may require, DDX Shareholders will be entitled to receive delivery of the certificates representing the Post-Consolidation DDX Shares and Post-Consolidation DDX Warrants to which they are entitled pursuant to Subsection 3.1(b).

3.3. No Fractional Post-Consolidation DDX Shares

Following the Effective Time, if the aggregate number of Post-Consolidation DDX Shares or Post-Consolidation DDX Warrants to which a DDX Shareholder would otherwise be entitled would include a fractional share, then the number of Post-Consolidation DDX Shares or Post-Consolidation DDX Warrants that such DDX Shareholder is entitled to receive will be rounded up to the next whole number and, in calculating such fractional interests, all DDX Shares registered in the name of or beneficially held by such DDX Shareholder will be aggregated.

3.4. Effective Date

The Arrangement will become effective at the Effective Time on the terms and subject to the conditions contained in the Business Combination Agreement and the Plan of Arrangement.

ARTICLE 4. DISSENT RIGHTS

4.1. DDX Rights of Dissent

(a) A DDX Shareholder may exercise dissent rights ("**DDX Dissent Rights**") in connection with the Arrangement with respect to DDX Shares pursuant to and in the manner set forth in the Interim Order, Section 238(1)(d) of the BCBCA and this Article 4, as the same may be modified by the Interim Order, provided a written notice of dissent is received by DDX at least two (2) Business Days before the DDX Meeting. Without limiting the generality of the foregoing, DDX Shareholders who duly exercise such DDX Dissent Rights and who are ultimately:

(i) entitled to be paid fair value for their DDX Shares (which fair value, notwithstanding anything to the contrary contained in the BCBCA will be determined in accordance with the authorization of the DDX Board as of the close of business on the day before the Effective Date), will be deemed to have transferred their DDX Shares to DDX in exchange for the right to be paid fair value for such DDX Shares, and DDX will thereupon be obligated to pay the amount therefore determined to be the fair value of such DDX Shares; and

140003.002\Pleadings\Interim Order\0004

- 6 -

(ii) not entitled, for any reason, to be paid fair value for their DDX Shares will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting DDX Shareholder and will be entitled to receive the Post-Consolidation DDX Shares and Post-Consolidation DDX Warrants, as contemplated in Article 3, that such holder would have received pursuant to the Arrangement if such holder had not exercised DDX Dissent Rights;

(b) In no circumstances will DDX or any other Person be required to recognize a Person purporting to exercise DDX Dissent Rights unless such Person is a registered holder of those DDX Shares in respect of which such rights are sought to be exercised;

(c) For greater certainty, in no case will DDX or any other Person be required to recognize DDX Dissenting Shareholders as holders of DDX Shares after the Effective Time, and the names of such DDX Dissenting Shareholders will be deleted from the register of DDX Shareholders as of the Effective Time; and

(d) In addition to any other restrictions under the BCBCA, and for greater certainty, no Person who has voted in favour of this Plan of Arrangement will be entitled to exercise DDX Dissent Rights.

ARTICLE 5. DELIVERY OF POST-CONSOLIDATION DDX SHARE AND POST-CONSOLIDATION DDX WARRANT CERTIFICATES

5.1. Delivery of Post-Consolidation DDX Share and Post-Consolidation Warrant Certificates

(a) Subject to Section 5.4, as soon as practicable following the later of the Effective Time and the date of surrender to the Depositary for cancellation of a certificate (if any) that immediately before the Effective Time represented one or more outstanding DDX Shares to be converted into Post-Consolidation DDX Shares and Post-Consolidation DDX Warrants in accordance with Subsection **Error! Reference source not found.**, together with such other documents and instruments contemplated by the Letter of Transmittal, as applicable, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive, and the Depositary will, and DDX will cause the Depositary to:

(i) forward or cause to be forwarded by first class mail (postage prepaid) to the DDX Shareholder at the address specified in the Letter of Transmittal, as applicable;

140003.002\Pleadings\Interim Order\0004

- 7 -

(ii) if requested by the holder in the Letter of Transmittal, make available for pick-up by the DDX Shareholder, as applicable, at the offices of the Depositary specified in the Letter of Transmittal; or

(iii) if the Letter of Transmittal neither specifies an address as described in (i) above, nor contains a request as described in (ii) above, forward or cause to be forwarded by mail (postage prepaid) to the DDX Shareholder, as applicable, at the address of such holder as shown on the share register maintained by DDX, as applicable, as at the Effective Time, a certificate representing the Post-Consolidation DDX Shares and a certificate representing the Post-Consolidation DDX Warrants that such DDX Shareholder is entitled to receive in accordance with Subsection 3.1(b).

(b) After the Effective Time and until surrendered for cancellation as contemplated by Subsection 5.1(a), each certificate that immediately prior to the Effective Time represented one or more DDX Shares will be deemed at all times to represent only the right to receive in exchange therefor the Post-Consolidation DDX Shares and the Post-Consolidation DDX Warrants that the holder of such certificate is entitled to receive in accordance with Subsection **Error! Reference source not found.**.

5.2. Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one (1) or more outstanding DDX Shares to be exchanged for Post-Consolidation DDX Shares and Post-Consolidation DDX Warrants in accordance with Subsection **Error! Reference source not found.**, will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing DDX Shares that such holder is entitled to receive in accordance with Section 3.1. When authorizing delivery of a certificate for DDX Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate in accordance with this Section 5.2, the holder to whom such certificate is to be delivered will, as a condition precedent to the delivery of such certificate, give a bond satisfactory to DDX and the Depositary in such amount as DDX and the Depositary may direct, or otherwise indemnify DDX and the Depositary in a manner satisfactory to DDX or the Depositary, against any claim that may be made against DDX and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and will otherwise take such actions as may be required by the articles of DDX.

5.3. Withholding Rights

DDX and the Depositary will be entitled to deduct and withhold from any amount payable or otherwise deliverable to any person hereunder and from all dividends or other amounts payable or deemed to have been paid to any DDX Shareholder such amounts as DDX

140003.002\Pleadings\Interim Order\0004

- 8 -

and the Depositary may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes (the "**Withholding Obligations**"). To the extent that such amounts are so deducted, withheld and remitted, such amounts will be treated for all purposes under this Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.4. Limitation and Proscription

To the extent that a DDX Shareholder will not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six (6) years after the Effective Date (the "**Final Proscription Date**"), then the Post-Consolidation DDX Shares and Post-Consolidation DDX Warrants that such DDX Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the Post-Consolidation DDX Shares and Post-Consolidation DDX Warrants to which such DDX Shareholder was entitled, will be delivered to DDX by the Depositary and the interest of the DDX Shareholder in such Post-Consolidation DDX Shares and Post-Consolidation DDX Warrants to which it was entitled will be terminated as of such Final Proscription Date.

5.5. No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any Encumbrances of any kind.

5.6. Paramountcy

From and after the Effective Time:

(a) this Plan of Arrangement will take precedence and priority over any and all DDX Shares issued prior to the Effective Time; and

(b) the rights and obligations of the registered holders of DDX Shares, Post-Consolidation DDX Shares and Post-Consolidation DDX Warrants, and DDX, the Depositary and any transfer agent or other depositary in relation thereto, will be solely as provided for in this Plan of Arrangement.

ARTICLE 6. AMENDMENTS

6.1. Amendments to Plan of Arrangement

(a) DDX may amend, modify or supplement this Plan of Arrangement at any time and from time to time; provided, however, that each such amendment, modification or supplement is:

(i) set out in writing;

140003.002\Pleadings\Interim Order\0004

- 9 -

(ii) agreed to in writing by DDX and PLC;

(iii) filed with the Court;

(iv) unless such amendment, modification or supplement is, in the reasonable opinion of DDX and PLC, of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and not adverse to the economic interest of any DDX Shareholder, approved by the persons voting at the DDX Meeting, with or without any other prior notice or communication (other than as may be required under the Interim Order) or by the Court; and

(v) communicated to holders DDX Shares if and as required by the Court.

Each such amendment, modification or supplement will become part of this Plan of Arrangement for all purposes.

(b) Notwithstanding Subsection 6.1(a), any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the DDX Meeting will be effective only if:

(i) set out in writing;

(ii) agreed to in writing by DDX and PLC; and

(iii) if required by the Court, approved by DDX Shareholders voting in the manner directed by the Court.

(c) Notwithstanding Subsection 6.1(a), any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by DDX; provided, however, that it concerns a matter that, in the reasonable opinion of DDX, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any DDX Shareholder.

(d) This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Business Combination Agreement.

ARTICLE 7. FURTHER ASSURANCES

7.1. Further Assurances

140003.002\Pleadings\Interim Order\0004

- 10 -

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or even

140003.002\Pleadings\Interim Order\0004

No. S149117
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

DUNDARAVE RESOURCES INC.

PETITIONER

RE: IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING DUNDARAVE RESOURCES INC. AND ITS SECURITYHOLDERS ~~AND PERFECT LITHIUM CORP.~~ PURSUANT TO SECTIONS 288 to 299 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA), S.B.C. 2002, c. 57, AS AMENDED

AMENDED PETITION

TAYLOR VEINOTTE SULLIVAN
Barristers
Suite 300-1168 Hamilton Street
Vancouver, BC V6B 2S2
Attention: Leah Shepherd

AGENT: WEST COAST

Telephone: 604.687.7007
Fax: 604.687.7384

File 140003.002

140003.002\pleadings\interim order\0004

VANCOUVER
DEC 0 2 2014 C
REGISTRY

No. S-140279
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

DUNDARAVE RESOURCES INC.

PETITIONER

RE: IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING DUNDARAVE RESOURCES INC. AND ITS SECURITYHOLDERS PURSUANT TO SECTIONS 288 to 299 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA), S.B.C. 2002, c. 57, AS AMENDED

REQUISITION – GENERAL

Filed by: The Petitioner, Dundarave Resources Inc. ("Dundarave")

Required:

To re-set the Hearing of the Petition to Monday, January 12, 2015 at 9:45 a.m. before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, for a final order (the "Final Order") approving an arrangement (the "Arrangement") under section 291 of the *Business Corporations Act* (British Columbia), S.B.C. 2002, c. 57, as amended, described in the Plan of Arrangement, which is attached as Schedule "A" to the draft form of the Final Order which is attached as Exhibit "A" to this Requisition.

Please take notice that by an Interim Order of the Supreme Court of British Columbia, pronounced Friday, November 28, 2014, the Court has given directions as to the calling of a special meeting of the shareholders of the Petitioner for the purpose of voting upon a special resolution to approve the Arrangement.

At the Hearing of the Application for the Final Order (the "Final Application"), any shareholder of the Petitioner, director or auditor of the Petitioner, or any other interested party with leave of the Court, desiring to support or oppose the Final Application may, after filing a Response and related materials as outlined in the Interim Order and further herein, appear for that purpose, either in person or by counsel. If you do not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.

If you wish to appear at the Final Application or wish to be notified of any further proceedings, YOU MUST GIVE NOTICE of your intention by filing a Response to Petition with the Court at the Court Registry at 800 Smithe Street, Vancouver, British Columbia, and YOU MUST ALSO DELIVER a copy of the filed Response, together with a copy of all material on which you intend to rely at the Final Application, if any, to counsel for the Petitioner at their address for delivery

140003.002\Pleadings\Interim Order\0004

- 2 -

set out below by 4:00 p.m. (Pacific Standard Time) on Monday, January 05, 2015 or at a later date with leave of the Court.

The Petitioner's address for delivery is: Taylor Veinotte Sullivan, Barristers
Suite 300 – 1168 Hamilton Street
Vancouver, BC V6B 2S2
Telephone: (604) 687-7007

Attention: Leah Shepherd

You or your counsel may file the Response. You may obtain a form of Response at the Court Registry.

If you do not file a Response and attend either in person or by counsel at the time of such Final Application, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. Any person desiring further information about the steps that must be taken prior to making submissions may contact counsel for the Petitioner at the address set out above.

A copy of the Petition and other documents in the proceedings will be furnished to any shareholder of the Petitioner or other interested party requesting the same by counsel for the Petitioner.

This Requisition is supported by the following:

1. Petition dated November 26, 2014 and filed herein;

2. Affidavit No. 1 of Paul Matysek, made November 26, 2014; and

3. Interim Order of Master MacNaughton, pronounced November 28, 2014.

It is anticipated that this Final Application will not be contentious and will take 10 minutes to be heard.

Date: December 1, 2014

Leah Shepherd
Signature of Leah Shepherd

☐ Petitioner ☒ lawyer for the Petitioner

This REQUISITION was prepared by the law firm of Taylor Veinotte Sullivan, Barristers (Attention: Leah Shepherd), Suite 300 – 1168 Hamilton Street, Vancouver, British Columbia, V6B 2S2, Telephone: (604) 687-7007.

140003.002\Pleadings\Interim Order\0004

- 3 -

EXHIBIT "A" – DRAFT FINAL ORDER

140003.002\Pleadings\Interim Order\0004

No. S149117
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

DUNDARAVE RESOURCES INC.

PETITIONER

RE: IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING DUNDARAVE RESOURCES INC. AND ITS SECURITYHOLDERS PURSUANT TO SECTIONS 288 to 299 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA), S.B.C. 2002, c. 57, AS AMENDED

ORDER MADE AFTER APPLICATION

	)		)	MONDAY, THE
BEFORE	)	THE HONOURABLE	)	12TH DAY OF
	)		)	JANUARY, 2015

ON THE APPLICATION of the Petitioner, Dundarave Resources Inc. ("Dundarave" or the "Petitioner")

☒ coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on January 12th, 2015 and on hearing counsel for the Petitioner, Leah Shepherd;

AND UPON all of the terms of the Interim Order in this proceeding pronounced on November 28, 2014 having been complied with and the requisite approval of the holders of common shares of Dundarave (the "Dundarave Shareholders") having been obtained at the special meeting of the Dundarave Shareholders called and held in accordance with the Interim Order;

AND UPON IT APPEARING that the terms and conditions of the arrangement (the "Arrangement") as described in the plan of arrangement (the "Plan of Arrangement"), which is attached hereto as Schedule "A", may properly be approved by this Honourable Court;

AND UPON BEING ADVISED by counsel for the Petitioner that this Honourable Court's approval of the Arrangement will serve as the basis of a claim to an exemption from the registration requirements of the United States *Securities Act of 1933*, pursuant to section 3(a)(10) thereof, for the distribution of securities pursuant to the Plan of Arrangement,

{4461-007/01035962.DOC.}090046.006\Pleadings\0016

- 2 -

THIS COURT DECLARES:

1. that pursuant to the provisions of Section 291(4)(c) of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "BCBCA"), the Arrangement as provided for in the Plan of Arrangement, including the terms and conditions of the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to all persons entitled to receive securities in the exchange; and

THIS COURT ORDERS:

1. that the Arrangement be and is hereby approved, and shall be implemented in the manner set forth in the Plan of Arrangement and be binding on the Petitioner and the Dundarave Shareholders in accordance with the terms of the Plan of Arrangement; and

2. that the Petitioner shall, and hereby does, have liberty to apply for such further Order or Orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

____
Signature of Leah Shepherd

☐ Petitioner ☒ lawyer for Petitioner

By the Court

____
Registrar

{4461-007/01035962.DOC.}090046.006\Pleadings\0016

No. ____________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

DUNDARAVE RESOURCES INC.

PETITIONER

RE: IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING DUNDARAVE RESOURCES INC. AND ITS SECURITYHOLDERS PURSUANT TO SECTIONS 288 to 299 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA), S.B.C. 2002, c. 57, AS AMENDED

ORDER

TAYLOR VEINOTTE SULLIVAN
Barristers
Suite 300-1168 Hamilton Street
Vancouver, BC V6B 2S2
Attention: Leah Shepherd

AGENT: WEST COAST

Telephone: 604.687.7007
Fax: 604.687.7384

File 140003.002

{4461-007/01035962.DOC.}090046.006\Pleadings\0016

- 3 -

SCHEDULE "A" – PLAN OF ARRANGEMENT

{4461-007/01035962.DOC.}090046.006\Pleadings\0016

No.
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

DUNDARAVE RESOURCES INC.

PETITIONER

RE: IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING DUNDARAVE RESOURCES INC., ITS SECURITYHOLDERS AND PERFECT LITHIUM CORP. PURSUANT TO SECTIONS 288 to 299 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA), S.B.C. 2002, c. 57, AS AMENDED

REQUISITION

TAYLOR VEINOTTE SULLIVAN
Barristers
Suite 300-1168 Hamilton Street
Vancouver, BC V6B 2S2
Attention: Leah Shepherd

AGENT: WEST COAST

Telephone: 604.687.7007
Fax: 604.687.7384

File 140003.002

140003.002\Pleadings\Interim Order\0004

26

APPENDIX “N”

RESULTING ISSUER’S STOCK OPTION PLAN

DUNDARAVE RESOURCES INC.

2014 AMENDED AND RESTATED
STOCK OPTION PLAN

TABLE OF CONTENTS

Page

1. PURPOSE	- 1 -
2. DEFINITIONS AND INTERPRETATION	- 1 -
3. ADMINISTRATION	- 4 -
4. OPTIONEES	- 4 -
5. THE OPTION SHARES	- 5 -
6. GRANT OF OPTIONS	- 5 -
7. TERMINATION OF OPTIONS	- 7 -
8. ADJUSTMENT OF AND CHANGES IN THE OPTION SHARES	- 9 -
9. CHANGE OF CONTROL	- 9 -
10. PAYMENT	- 9 -
11. SECURITIES LAW AND EXCHANGE REQUIREMENTS	- 10 -
12. EFFECTIVENESS AND TERMINATION OF PLAN	- 11 -
13. AMENDMENT OF THE PLAN	- 11 -
14. MISCELLANEOUS	- 12 -
15. SHAREHOLDER APPROVAL	- 12 -
SCHEDULE "A"	- 13 -
SCHEDULE "B"	- 14 -

DUNDARAVE RESOURCES INC.
(the “Corporation”)

2014 AMENDED AND RESTATED STOCK OPTION PLAN

1.	PURPOSE

The purpose of this Plan is to provide an incentive to Eligible Persons, as that term is defined below in Section 2, to acquire a proprietary interest in the Corporation, to continue their participation in the affairs of the Corporation and to increase their efforts on behalf of the Corporation.

2.	DEFINITIONS AND INTERPRETATION

In this Plan, the following words have the following meanings:

(a)	“Board” means the board of directors of the Corporation;
(b)	“Blackout Period” means a period of time during which the Corporation prohibits Optionees from exercising the Options;
(c)	“Company” means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;
(d)	“Consultant” means, in relation to the Corporation, an individual (other than an Employee or a Director of the Corporation) or Company that:
(i)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an affiliate of the Corporation, other than services provided in relation to a distribution;
(ii)	provides the services under a written contract between the Corporation or the affiliate and the individual or the Company, as the case may be;
(iii)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an affiliate of the Corporation; and
(iv)	has a relationship with the Corporation or an affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation;
(e)	“Consultant Company” means a Consultant that is a Company;

(f)	“Corporation” means Dundarave Resources Inc.;

(g)	“Director” means a director, senior officer or Management Company Employee of the Corporation, or of an unlisted Company seeking a listing on the Exchange, or a director, senior officer or Management Company Employee of the Corporation’s subsidiaries or an unlisted Company’s subsidiary;

(h)	“Early Expiry Date” means 4:00 pm local time in Vancouver on:

(i)	the date fixed by the Board for early expiry of each Option, which date will be no more than one year from the date on which the Optionee ceases to be an Eligible Person for any reason other than death, disability or cause; or

(ii)	the date that is 90 days from the date on which the Optionee ceases to be an Eligible Person for any reason other than death, disability or cause, if no date is fixed by the Board under (i) above;

(i)	“Eligible Person” means a person who is a Director, Employee or Consultant of the Corporation or its subsidiary on the Grant Date;
(j)	“Employee” means:
(i)	an individual who is considered an employee of the Corporation or its subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);
(ii)	an individual who works full-time for the Corporation or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or
(iii)	an individual who works for the Corporation or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source;
(k)	“Exchange” means the TSX Venture Exchange;
(l)	“Expiry Date” means the date so fixed by the Board at the time the Option is awarded;
(m)	“Grant Date” means the date of grant of an Option to an Optionee;
(n)	“Investor Relations Activities” means any activities, by or on behalf of the Corporation or a shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:
(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation:
(A)	to promote the sale of products or services of the Corporation, or
(B)	to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii)	activities or communications necessary to comply with the requirements of:
(A)	applicable Securities Laws, or

(B)	Exchange requirements or the by-laws, rules or other regulatory instruments of any other self-regulatory body or stock exchange having jurisdiction over the Corporation;
(iii)	communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:
(A)	the communication is only through the newspaper, magazine or publication, and
(B)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or
(iv)	activities or communications that may be otherwise specified by the Exchange;
(o)	“Insider” means:
(i)	A director or senior officer of the Corporation;

(ii)	A director or senior officer of a Company that is an Insider or subsidiary of the Corporation;

(iii)	A Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Corporation, or

(iv)	The Corporation itself if it holds any of its own securities;
(p)	“Management Company Employee” means an individual, employed by a Person, providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a person engaged in Investor Relations Activities;
(q)	“Material Change” has the definition prescribed by applicable Securities Laws;
(r)	“Material Fact” has the definition prescribed by applicable Securities Laws;
(s)	“Material Information” means Material Fact and/or Material Change as defined by applicable Securities Laws and Exchange policy;
(t)	“Option” means the option granted to an Optionee under this Plan;
(u)	“Option Certificate” means the option certificate in the form attached as Schedule “A” and issued to an Optionee;
(v)	“Option Period” means the period of time between the Grant Date and the Expiry Date, during which the Option may be exercised subject to any vesting conditions;
(w)	“Option Price” is the price at which the Optionee is entitled, pursuant to the Plan and as described in the Option Certificate, to acquire Option Shares;
(x)	“Option Shares” means the Shares which the Optionee is entitled to acquire pursuant to this Plan and as described in the Option Certificate;

(y)	“Optionee” means an Eligible Person to whom an Option has been granted;
(z)	“Person” means an individual or a Company;
(aa)	“Plan” means this 2014 Amended and Restated Stock Option Plan, as may be amended in accordance with the provisions hereof;
(bb)	“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to the Corporation; and
(cc)	“Shares” means common shares in the authorized share capital of the Corporation.

The Plan will be interpreted and construed in accordance with the laws of the Province of British Columbia.

3.	ADMINISTRATION

The Plan will be administered by the Board in accordance with the provisions of the Plan and subject to the rules of the Exchange from time to time, and the Board will have full authority to:

(a)	determine which Eligible Persons will receive a grant of Options;
(b)	set the Option Price;
(c)	grant Options to Eligible Persons in such amounts and on such terms as the Board may determine;
(d)	set the Expiry Date and the Early Expiry Date for each Option provided that the Expiry Date will be a date that is no later than 10 years from the Grant Date (subject to extension where the Expiry Date falls within a Blackout Period);
(e)	impose vesting conditions on Options; and
(f)	interpret the Plan and make such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management of the Corporation.

The interpretation by the Board of any of the provisions of the Plan will be final and conclusive. No member of the Board will be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board will be entitled to indemnification with respect to any such action or determination.

4.	OPTIONEES

Optionees must be Eligible Persons (or companies wholly owned by Eligible Persons) who, in the opinion of the Board, are in a position to contribute to the success of the Corporation. If the Optionee is a Company, excluding Optionees that are Consultant Companies, then such Optionee must:

       (i)            provide the Exchange with a completed Form 4F- Certification and Undertaking Required from a Company Granted an Incentive Stock Option or similar form required by Securities Laws; and

(ii) not effect or permit any transfer of ownership or option of shares of the Company nor issue further shares of any class in the company to any other individual or entity as long as the Option remains outstanding, except with the written consent of the Exchange.

5.	THE OPTION SHARES

(a)	The aggregate number of Option Shares reserved for issuance under the Plan may not exceed 5,375,236 Shares (the “Maximum Number”).

(b)	Options issued prior to the adoption of the Plan will be included in the Maximum Number and will be subject to the terms of the Plan. To the extent of any conflict between the terms of the Plan and any previous terms governing options issued prior to the adoption of the Plan, the terms under the Plan will govern.

6.	GRANT OF OPTIONS

Options may be granted by the Board in accordance with the Plan at any time prior to the termination of the Plan. Options granted pursuant to the Plan will be further described in an Option Certificate and will be subject to the following terms and conditions:

(a)	Option Price

The Option Price will be determined by the Board in its sole discretion, subject to the following:

(i)	if the Shares are listed on the Exchange, the Option Price will not be lower than the last closing price for the Shares as quoted on the Exchange prior to the Grant Date, less any discount permitted by the Exchange, and provided that the Option Price will not be lower than the discounted market price (as defined in the policies of the Exchange); and
(ii)	if the Shares are not listed on the Exchange, the price will be determined by the Board, subject to the rules or policies of any stock exchange or quotation system on which the Shares are listed.

A minimum exercise price cannot be established unless the Options are allocated to a particular Person or Persons.

(b)	Exercise of Options

The Options must be exercised in accordance with the Plan and the Option Certificate and on the terms set out in the resolution of the Board pursuant to which the grant of the Options are authorized. The Corporation will not be required to issue Option Shares in an amount less than a board lot (as defined in the policies of the Exchange), unless such number of Option Shares represents the balance of the Option Shares.

(c)	Re-issuance of Options

Options which are exercised, cancelled, or expire prior to exercise continue to be issuable under the Plan.

(d)	Blackout Period

The Expiry Date of the Options will be automatically extended by the amount of time set out in this subsection in the event that the Expiry Date falls within a Blackout Period and all of the following conditions exist:

                          (i)                        the Blackout Period is formally imposed by the Corporation pursuant to its internal trading policies as a result of the bona fide existence of undisclosed Material Information. For greater certainty, in the absence of the Corporation formally imposing the Blackout Period, the Expiry Date of the Options will not be automatically extended in any circumstances;

                        (ii)                        the Blackout Period expires upon the general disclosure of the undisclosed Material Information; and

                      (iii)                        the Optionee or the Corporation is not subject to a cease trade order (or similar order under Securities Laws) in respect of the Corporation securities.

If the Expiry Date falls within a Blackout Period and all of the above conditions exist, then the Expiry Date of the Options affected by the Blackout Period will be extended by the length of the Blackout Period plus ten (10) Business Days.

(e)	Transferability of Option

The Options are all non-transferable and non-assignable.

(f)	Other Terms and Conditions

The Option Certificate may contain such other provisions as the Board deems appropriate, provided such provisions are not inconsistent with the Plan and the requirements of the Exchange.

For as long as the Shares of the Corporation are listed on the Exchange, the Corporation will comply with the following requirements:

(i)	the Corporation may not grant, to any one Consultant, Options to acquire more than an aggregate of 2% of the issued and outstanding Shares of the Corporation in any 12 month period, calculated at the date the Options are granted to the Consultant;
(ii)	the Corporation may not grant, to all persons retained to provide Investor Relations Activities, Options to acquire more than an aggregate of 2% of the issued and outstanding Shares of the Corporation in any 12 month period, calculated at the date the Options are granted to any such person. For greater certainty persons retained to provide Investor Relations Activities include any Consultant that performs Investor Relations Activities and any Employee or Director whose role and duties primarily consist of Investor Relations Activities;
(iii)	Options issued to persons retained to provide Investor Relations Activities must vest in stages over 12 months with no more than one-quarter of the Options vesting in any three month period;
(iv)	the approval of the disinterested shareholders of the Corporation will be obtained:

(A)	for Options granted to any one Person (including to companies wholly-owned by that Person) within a 12 month period to acquire more than 5% of the issued and outstanding Shares of the Corporation, calculated on the date the Options are granted to the Person;
(B)	for Options which will result in the number of Options granted to Insiders within a 12 month period exceeding 10% of the issued and outstanding Shares of the Corporation; and
(C)	for any amendment to or reduction in the Option Price if the Optionee is an Insider of the Corporation at the time of the proposed amendment or reduction.
(v)	for Options granted to Employees, Consultants or Management Company Employees of the Corporation, the Corporation and the Optionee will be responsible for ensuring and confirming that the Optionee is a bona fide Employee, Consultant or Management Company Employee of the Corporation, as the case may be;

(vi)	the Corporation must issue a news release disclosing the grant of Options to Insiders or persons retained to provide Investor Relations Activities; and

(vii)	in addition to any resale restrictions under Securities Laws and any other circumstance for which the Exchange hold period may apply, where Options are granted to Insiders or where the Option Price includes a discount as permitted by the Exchange, the Options and any Option Shares issued on the exercise of such Options must be legended with a four month Exchange hold period commencing on the Grant Date.

7.	TERMINATION OF OPTIONS

(a) All rights to exercise Options will terminate upon the earliest of:

(i) the Expiry Date; and

(ii) the date set out in Section 7(b) or (c), as applicable.

(b) Ceasing to Hold Office

If the Optionee holds his or her Option as a Director and such Optionee ceases to be a Director prior to the end of the Option Period, then the Option will terminate on the Early Expiry Date, unless the Optionee:

(i)	ceases to be a Director as a result of the death or disability of the Optionee, in which case the Option will terminate one year from the date of death or disability of the Optionee;

(ii) ceases to be a Director:

(A)	as a result of being convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud; or
(B)	by order of the British Columbia Securities Commission, the Exchange or any other regulatory body having jurisdiction to so order;

(C)	where the Director is required to resign as a consequence of ceasing to meet the director qualifications specified in the British Columbia Business Corporations Act;

in which case, the Option will terminate on the date on which the Optionee ceases to be a Director; or

(iii) remains an Eligible Person, in which case the Board may, in its discretion, allow the Optionee to retain the Option.

(c) Ceasing to be Employed

If the Optionee holds his or her option as an Employee, Consultant or Management Company Employee and such Optionee ceases to be an Employee, Consultant or Management Company Employee prior to the end of the Option Period, then the Option will terminate on the Early Expiry Date, unless the Optionee:

(i)	ceases to be an Employee, Consultant or Management Company Employee as a result of the death or disability of the Optionee, in which case the Option will terminate one year from the date of death or disability of the Optionee;

(ii) ceases to be an Employee, Consultant or Management Company Employee:

(A) as a result of the Corporation terminating the Optionee for cause; or

(B)	by order of the British Columbia Securities Commission, the Exchange or any other regulatory body having jurisdiction to so order,

in which case, the Option will terminate on the date on which the Optionee ceases to be an Employee, Consultant or Management Company Employee; or

(iii)	remains an Eligible Person, in which case the Board may, in its discretion, allow the Optionee to retain the Option.

(d) Vesting on Termination

Unless otherwise provided by the Board, any options that are unvested on the date that the Corporation provides the Optionee with written notice of termination or the Optionee provides the Corporation with written notice of resignation, will automatically terminate on the date of such notice.

(e) Exercise after Death or Disability of Optionee

In the event of the death of an Optionee, the Optionee’s Option must be exercised only by the person or persons to whom the Optionee’s rights under the Option will pass by the Optionee’s will or the laws of descent and distribution. In the event of the death or disability of an Optionee, the Optionee’s Option may be exercised to the extent that the Optionee was entitled to exercise the Option at the date of the Optionee’s death or disability. The period in which the Optionee’s Option may be exercised must not exceed one year from the date of death of the Optionee.

8.	ADJUSTMENT OF AND CHANGES IN THE OPTION SHARES

(a)	If the Corporation:
(i)	changes its capital structure through stock splits, reverse split, consolidations, recapitalizations, reclassifications, changes in or elimination of par value shares;
(ii)	declares any dividends or makes other distributions to holders of shares;
(iii)	grants any rights to purchase shares at prices substantially below the Option Price as determined in accordance with Section 6(a) to holders of shares of the Corporation; or
(iv)	converts or exchanges its shares for any other securities as a result of a business combination,

then in any such case the Corporation may make such adjustments in the right to purchase granted hereby which are appropriate and reflective of such event, and as may be required to prevent substantial dilution or enlargement of the rights granted to or available for the Optionee hereunder.

(b)	Options for fractional Option Shares resulting from any adjustment in Options pursuant to this Section 8 will be terminated. Any adjustment will be effective and binding on each Optionee for all purposes of the Plan.

9.	CHANGE OF CONTROL

In the event of:

(a)	a business combination in which the Corporation is not the surviving Company;

(b)	the Shares being converted into securities of another entity or exchanged for other consideration; or

(c)	an offer for fifty percent or more of shares being made by a third party that constitutes a take-over bid as that term is defined in Multilateral Instrument 62-104 of the Canadian Securities Administrators (“MI 62-104”) or would constitute a take-over bid as that term is defined in the MI 62-104 but for the fact that the offeree is not in British Columbia, all outstanding Options will immediately vest, provided that the acceleration of vesting provisions required by the Exchange is subject to the prior written consent of the Exchange, and provided that if such transaction does not close, all such Options which remain unexercised will be deemed not to have vested. In addition, the Board may make such arrangements as the Board deems appropriate for the exercise of outstanding Options or continuance of outstanding Options in the surviving Company.

10.	PAYMENT

(a)	Subject as hereinafter provided, the full purchase price for each of the Option Shares will be paid by certified cheque or bank draft in favour of the Corporation upon exercise thereof. An Optionee will have none of the rights of a shareholder in respect of the Option Shares until the shares are issued to such Optionee.

(b)	Upon exercise of an Option, the Optionee shall, upon notification of the amount due and prior to the delivery of the certificates representing the Option Shares, pay to the Corporation by certified cheque or bank draft, such amount as the Corporation shall determine is required to be withheld and remitted to Canada Revenue Agency to satisfy applicable federal and provincial tax and, if applicable, Canada Pension Plan withholding and remittance requirements, or shall make alternative arrangements satisfactory to the Corporation (acting in its sole discretion) in respect of such requirements. Such alternative arrangements for satisfying the withholding and remittance requirements may include, but shall not be limited to, the following:

(i)	the Corporation may retain and withhold from any payment of cash due or to become due from the Corporation to the Optionee, whether under this Plan or otherwise, the amount of taxes and, if applicable, Canada Pension Plan contributions, required to be withheld or otherwise deducted and remitted by the Corporation to the Canada Revenue Agency in respect of such payment, and shall remit the amount so withheld to the Canada Revenue Agency, as source deductions withheld by it in respect of the issue of the Option Shares; and

(ii)	the Corporation may deduct from the Option Shares to be issued to the Optionee, a number of Option Shares (the “Cashed-Out Shares”) having a market value of not less than the amount of taxes and, if applicable, Canada Pension Plan contributions, required to be withheld or otherwise deducted and remitted by the Corporation to the Canada Revenue Agency in respect of such payment and shall remit to the Canada Revenue Agency the amount (the “Cash-Out Amount”) that is equal to the market value of the Cashed-Out Shares, as source deductions withheld by it in respect of the issue of the Option Shares. The Cashed-Out Shares may be retained or sold by the Corporation. In such cases, the Corporation may, at its sole discretion, elect under s. 110(1.1) of the Income Tax Act (Canada) not to deduct the Cash-Out Amount in computing its income for any taxation year.

11.	SECURITIES LAW AND EXCHANGE REQUIREMENTS

(a)	No Option will be exercisable in whole or in part, nor will the Corporation be obligated to issue any Option Shares pursuant to the exercise of any such Option, if such exercise and issuance would, in the opinion of counsel for the Corporation, constitute a breach of any applicable laws from time to time, or the rules from time to time of the Exchange. Each Option will be subject to the further requirement that if at any time the Board determines that the listing or qualification of the Option Shares under any securities legislation or other applicable law, or the consent or approval of any governmental or other regulatory body (including the Exchange), is necessary as a condition of, or in connection with, the issue of the Option Shares hereunder, such Option may not be exercised in whole or in part unless such listing, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Board.

(b)	By accepting and not returning an Option Certificate within 5 days of receiving it in connection with a grant of Options, an Optionee is deemed to have expressly consented to the disclosure by the Corporation of personal and other information regarding the Optionee to any governmental or other regulatory body (including the Exchange or such other self regulatory body or stock exchange having jurisdiction over the Corporation). In addition, the Optionee is deemed to have consented to the collection, use and disclosure of personal or other information by such governmental or other regulatory body (including the Exchange or such other self regulatory body or stock exchange having jurisdiction over the Corporation) for such purposes as may be identified by such governmental or other regulatory body, from time to time.

12.	EFFECTIVENESS AND TERMINATION OF PLAN

(a)	The Plan will be effective upon the later of:
(i)	approval of the Board;
(ii)	acceptance by the Exchange; and
(iii)	acceptance by any other regulatory authority having jurisdiction over the Corporation’s securities.
(b)	Upon the Plan being effective, the Corporation and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of the Plan. This Plan repeals and replaces any stock option plan adopted by the Corporation prior to the effective date and any options awarded and outstanding under such prior plan shall thereafter be governed by the provisions of this Plan.
(c)	The Board may terminate the Plan at any time provided that the Corporation adopts a new stock option plan. Upon termination of the Plan, previously granted Options will be governed by the provisions of the Corporation’s stock option plan adopted by the Corporation from time to time.

13.	AMENDMENT OF THE PLAN

(a)	The Board may from time to time amend the Plan and the terms and conditions of any Option granted thereunder, provided that any amendment, modification or change to the provisions of the Plan will:
(i)	not adversely alter or impair any Option previously granted, except as permitted by Section 8 or 9;
(ii)	be subject to any regulatory approvals, where required, including the approval of the Exchange where necessary;
(iii)	be subject to shareholder approval in accordance with the rules of the Exchange in circumstances where the amendment, modification or change of the Plan and terms and conditions of any Option would amend the:
(A)	Eligible Persons who may be granted Options under the Plan;
(B)	method for determining the Exercise Price of the Options;
(C)	maximum term of the Options under Section 3;
(D)	expiry and termination provisions relating to the Options under this Plan;
(E)	limitations under the Plan on the number of Options that may be granted to any one person or category of persons, including Insiders, as set out in this Plan;
(F)	maximum number or percentage, as the case may be, of Shares that may be reserved under the Plan for issuance pursuant to the exercise of the Options; or
(G)	amend this Section 13; and

(iv)	not be subject to shareholder approval in circumstances where the amendment, modification or change of the Plan would:
(A)	be of a “housekeeping nature”, including any amendment to the Plan or an Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or the Exchange, and any amendment to the Plan or an Option to correct or rectify any ambiguity, defective provision, error or omission therein, including amendment to any definitions;
(B)	clarify existing provisions of the Plan that do not have the effect of altering the scope, nature and intent of such provisions;
(C)	be necessary for the Option to qualify for favourable treatment under applicable tax laws;
(D)	alter, extend or accelerate any vesting terms or conditions in the Plan or any Option; or
(E)	amend Section 8 or 9.
(b)	Subject to shareholder approval, the Board may from time to time retroactively amend the Plan and, with the consent of the affected Optionee, retroactively amend the terms and conditions of any Options which have previously been granted.
14.	MISCELLANEOUS

If there is a discrepancy between the resolution of the Board authorizing the grant of an Option and the Option Certificate, then the board resolution will supersede the Option Certificate and the Option will be as described in the resolution of the Board.

15.	SHAREHOLDER APPROVAL

This Plan is subject to the approval of the shareholders of the Corporation yearly at each annual general meeting of the Corporation. Annual Exchange acceptance of this Plan is required each year.

SCHEDULE "A"

DUNDARAVE RESOURCES INC.

(the “Corporation”)

STOCK OPTION CERTIFICATE

PURSUANT TO THE 2014 AMENDED AND RESTATED STOCK OPTION PLAN

This option certificate (this “Option Certificate”) is issued pursuant to the provisions of the Corporation’s 2014 Amended and Restated Stock Option Plan as amended or replaced from time to time (the “Plan”) and evidences that (the “Optionee”) is the holder of an option to purchase up to _____________________ Shares in the Corporation at a purchase price of $______ per Share.

The Grant Date of this Option is                                                .

The Expiry Date is ______________________, 20_____.

This Option vests on the following terms:

________________________________________ (insert N/A if no vesting terms)

Other Restrictions:

1.              This Option Certificate and the Option evidenced hereby will expire and terminate on the date which is the earlier of the Expiry Date and the date set out in section 7(a)(ii) of the Plan.

2.              Subject to early expiry as described in paragraph 1 above and any vesting conditions, this Option may be exercised from the Grant Date until 4:00 p.m. local time in Vancouver, British Columbia on the Expiry Date, by delivering to the Corporation an Exercise Notice in the form attached as Schedule “B” to the Plan, together with this Option Certificate and a certified cheque or bank draft payable to DUNDARAVE RESOURCES INC. in an amount equal to the total Option Price of the Shares in respect of which this Option is being exercised; provided that the Optionee will have satisfied the conditions precedent, if any, to the exercise of the Option set out in the Plan.

3.              This Option Certificate and the Option evidenced hereby is not assignable, transferable or negotiable except in accordance with the provisions of the Plan. This Option Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and records of the Corporation will prevail. The Company and the Optionee hereby attorn to the jurisdiction of the Courts of British Columbia.

4.                   The exercise of this Option is subject to the terms and restrictions set out in the Plan. Terms have the meaning as set out in the Plan.

5.                   By accepting and not returning this Option Certificate within 5 days of receiving it, the Optionee expressly consents to the disclosure by the Corporation of personal and other information regarding the Optionee to any governmental or other regulatory body (including the Exchange or such other self-regulatory body or stock exchange having jurisdiction over the Corporation). In addition, the Optionee consents to the collection, use and disclosure of personal or other information by such governmental or other regulatory body (including the Exchange or such other self-regulatory body or stock exchange having jurisdiction over the Corporation) for such purposes as may be identified by such governmental or other regulatory body, from time to time.

Dated this                     day of                                                                .

DUNDARAVE RESOURCES INC.

Per:

_________________________________

Authorized Signatory

SCHEDULE "B"

DUNDARAVE RESOURCES INC.

EXERCISE NOTICE

To: The Board of Directors - Stock Option Plan

DUNDARAVE RESOURCES INC. (the “Corporation”)

The undersigned hereby irrevocably gives notice, pursuant to the Corporation’s 2014 Amended and Restated Stock Option Plan, of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a) all of the Shares; or

(b)                                              of the Shares;

which are the subject of the Option Certificate held by the undersigned evidencing the undersigned’s Option to purchase said Shares.

Calculation of total Option Price:

(i) number of Shares to be acquired                                Shares

(ii) multiplied by the Option Price per Common Share: $

TOTAL OPTION PRICE, enclosed herewith: $

The undersigned hereby:

(a) tenders herewith a certified cheque, bank draft or wire transfer (circle one) in the amount of $ payable to the Corporation in an amount equal to the total Option Price of the aforesaid Shares, as calculated above, and directs the Corporation to issue the share certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address; or

(b) directs the Corporation to deliver the share certificate evidencing said Shares to the undersigned’s agent in trust for the undersigned at the address listed below against receipt of a check payable to the Corporation in an amount equal to the total Option Price of the aforesaid Shares, as calculated above.

DATED the                                   day of                                       .

Signature of Witness                                                                             Signature of Optionee

Name of Witness (please print)                                                           Name of Optionee (please print)

27

CERTIFICATE OF DUNDARAVE RESOURCES INC.

The foregoing document constitutes full, true and plain disclosure of all material facts relating to the securities of Dundarave Resources Inc. (the “Company”) assuming the completion of the proposed business combination transaction involving the acquisition by the Company of Perfect Lithium Corp.

(signed) “Paul Matysek”                                                                 (signed) “George Lim”

_______________________________                    _______________________________

President and Chief Executive Officer                                            Chief Financial Officer

On Behalf of the Board of Directors

(signed) “Brent Peters”                                                                    (signed) “Christine Thomson”

_______________________________                    _______________________________

Director                                                                                               Director

DATED: November 28, 2014

28

CERTIFICATE OF PERFECT LITHIUM CORP.

The foregoing document as it relates to Perfect Lithium Corp. constitutes full, true and plain disclosure of all material facts relating to the securities of Perfect Lithium Corp.

(signed) “Dan Blondal”                                                                   (signed) “John Lando”

_______________________________                    _______________________________

Chief Executive Officer                                                                    President

On Behalf of the Board of Directors

(signed) “Dan Blondal”                                                                   (signed) “John Lando”

_______________________________                    _______________________________

Director                                                                                               Director

DATED: November 28, 2014

29

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A Form F-X Appointment of Agent For Service of Process and Undertaking is being filed concurrently with the Commission.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Paul Matysek
(Signature)

President and Chief Executive Officer
(Name and Title)

December 3, 2014
(Date)